Form 20-F/A
RESIN SYSTEMS INC
filed 2003-03-03
CIK 1130646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Index:

Ex 4

Audited Annual Financial Statements for Fiscal Year August 31, 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form-20F/A Fiscal 2002 year end 8/31/02 annual report on its behalf.

RESIN SYSTEMS INC.

(Registrant)

"Keith Gerrard"

_______________________________________

By: Keith Gerrard

Controller