Form 20-F
RESIN SYSTEMS INC
filed 2004-03-01
CIK 1130646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal period ended AUGUST 31, 2003, OR

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

COMMON SHARES, WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the Annual Report.  47,443,432

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  X  No

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17   X      Item 18

Glossary

iv

Special Note Regarding Forward Looking Statements

vi

Part I

Item 1.

Identity of Directors, Senior Management and

 Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Corporation

18

Item 5.

Operating and Financial Review and Prospects

52

Item 6.

Directors, Senior Management and Employees

64

Item 7.

Major Shareholders and Related Party

Transactions

73

Item 8.

Financial Information

76

Item 9.

The Offering and the Listing

76

Item 10.

Additional Information

78

Item 11.

Quantitative and Qualitative Disclosures

About Market Risk

89

Item 12.

Description of Securities Other Than Equity

 Securities

90

Part II

Item 13.

Defaults, Dividend Arrearages and

Delinquencies

91

Item 14.

Material Modifications to the Rights of

Security Holders and Use of Proceeds

91

Item 15.

Disclosure Controls and Procedures

91

Item 16.

(Reserved)

91

Item 16A.

Audit Committee Financial Expert

91

Item 16B.

Code of Ethics

92

Item 16C.

Principal Accountant Fees and Services

92

Item 16D.

Exemptions From the Listing Standards for

Audit Committee

93

Item 16E.

Purchases of Equity Securities by the Issuer

and Affiliated Purchasers

93

Part III

Item 17.

Financial Statements

94

Item 18.

Financial Statements

94

Item 19.

Exhibits

94

#

GLOSSARY

The following are certain definitions of terms used herein:

"Composites"

Means a manufacturing or building material comprised of reinforced fibre, usually fibreglass, in a polymer matrix.  The polymer matrix is typically a thermoset resin such as polyester, vinyl ester or epoxy or a thermoplastic.  Fillers and additives are often added to the matrix for specific applications.

"Fiberglass"	Means various forms (rovings, mats, veils) of chemically treated glass reinforcements used in composites.
"Filament winding"

Means a composite manufacturing process in which glass roving reinforcements are wound in precise and repeated patterns.  It is the prevalent method for making "hollow" parts, such as chemical resistant piping, scuba tanks, and light standards.

"HAP" or "HAPs"	Means Hazardous Air Pollutants as defined by EPA regulation.
"Major Transaction"	Means a transaction whereby a junior capital pool company, listed on the Alberta Stock Exchange (now the TSX Venture Exchange):
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

"Pultrusion"

Means a continuous filament-reinforced plastic (FRP) manufacturing process used to produce highly reinforced plastic structural shapes.  The reinforced material (glass fiber) is pulled through a guide plate that positions the material correctly in the final product.  Once aligned, the materials are passed through a resin impregnation chamber, which contains the resin solution.  The curing of the product (changing from a wet saturated reinforcement to a solid part) is accomplished in the heated die.  The die is the configuration and profile of the good being produced.

"Resin"

Means a reactive blend of chemicals (epoxy, polyester, urethane, acrylic) that binds to the reinforcing glass "fiberglass" and gives the finished composite product its dimensional shape and mechanical properties.

"Thermo-plastics"

Means general "household" plastics such as polyethylene and acrylic that may be heated and formed into an object and, unlike thermoset resins, can be reheated and returned to a liquid state.  As a result thermoplastics do not share the high performance characteristics of thermoset resins.

"Uni-Seal USA"	Means Uni-Seal USA, Ltd., a corporation incorporated under the laws of the State of Wisconsin, U.S., 100% of whose voting securities are owned by the Corporation.
"Urethane"	Means any one of a myriad of components known for their abrasion and impact resistance (see "polyurethane" above).
"Version®"	Means the registered trademark of the resin systems RSI has developed.
"VOC"	Means Volatile Organic Compounds, being chemical substances thought to be carcinogenic. And includes styrene. Traditional polyester resins contain 25% to 50% styrene which is an HAP.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements", including, but not limited to, references to:

•

ability to continue as a going concern for the next six months

•

sources of revenue, financing and capital

•

the Canadian dollar exchange rate with United States dollars and other foreign currencies

•

business performance

•

future operating costs, development, marketing and discretionary expenditures

•

approval and completion of our listing on the American Stock Exchange

•

completion of private placements of our common shares

•

retail marketplace for our products

•

future technical expertise and creativity of personnel

•

applications of and markets for our products

•

seasonality of business

•

prices of chemical components of our products

•

increased productivity

•

safety of our product

•

affect of interest rates on business

•

product pricing, margins and productivity

•

royalty payments

•

ability to find an audit committee financial expert.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward looking statements.  Such factors include, but are not limited to the following: our lack of revenues and unpredictability of future revenues; our future capital requirements; competition from established competitors with greater resources; the uncertainty of developing a market; our reliance on third parties to supply raw materials; the risks associated with rapidly changing technology; intellectual property risks; and the other risks and uncertainties as are more fully described in "Item 3 - Key Information - D.  Risk Factors".  Any forward-looking statement speaks only as of the date of this Annual Report on Form 20-F, and, except as provided by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

#

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"), for the years ended August 31, 2003, 2002, 2001, 2000 and 1999 are derived from the Audited Consolidated Financial Statements for those periods indicated and should be read in conjunction with those financial statements.

	Fiscal Years Ended August 31 (audited)
	2003	2002	2001	2000	1999

According to Cdn. GAAP

Revenue	$311,811	$343,257	$269,235	$665,573	$1,163,797

Cost of sales	118,333	216,782	145,679	514,768	740,909

Net Revenue	193,478	126,475	123,556	150,805	422,888

Income (loss) from continuing operations before extraordinary and unusual items	(4,586,359)	(1,705,947)	(1,787,765)	(1,323,046)	(2,216,465)

Income (loss) from continuing operations per share before extraordinary item	(0.11)	(0.09)	(0.11)	(0.10)	(0.19)

Net income (loss)	(4,586,359)	(1,717,968)	(2,605,949)	(2,671,660)	(2,216,465)

Net income (loss) per share(1)	(0.11)	(0.09)	(0.17)	(0.21)	(0.19)

#

	Fiscal Years Ended August 31 (audited)
	2003	2002	2001	2000	1999

According to Cdn. GAAP

Total Assets	$5,770,897	$1,321,921	$1,022,145	$1,957,178	$4,163,129

Net assets	4,791,474	1,100,148	515,787	1,471,980	3,756,007

Capital stock	18,818,497	11,376,642	9,074,678	7,432,422	7,044,789

Weighted average number of shares (adjusted to reflect changes in capital)	41,366,763	19,369,745	15,789,640	12,806,962	11,550,326

Dividends	--	--	--	--	--

Notes:

1.

Loss per common share has been calculated based on the weighted average number of shares outstanding during the period.  Fully diluted loss per common share has not been presented since the exercise of stock options and warrants would be anti-dilutive for all periods.

The application of United States generally accepted accounting principals ("U.S. GAAP") would have the following effect on our net loss reported under Cdn. GAAP.

	Fiscal Years Ended August 31 (audited)
	2003	2002	2001	2000	1999

According to U.S. GAAP

Revenue	$275,074	$339,527	$255,164	$665,573	$1,163,797

Cost of sales	118,333	216,782	145,679	514,768	740,909

Net Revenue	156,741	122,745	109,485	150,805	422,888

Net income (loss)	(8,021,851)	(1,793,948)	(1,931,037)	(1,749,735)	(6,002,324)

Net income (loss) per share	(0.19)	(0.09)	(0.12)	(0.14)	(0.52)
	Fiscal Years Ended August 31 (audited)
	2003	2002	2001	2000	1999

According to U.S. GAAP

Total Assets	$5,930,031	$1,449,627	$1,048,916	$1,282,266	$2,397,679

Net assets	4,822,436	1,043,479	542,558	797,068	1,990,190

Capital stock	28,142,441	17,177,463	14,882,959	13,213,932	12,657,319

Weighted average number of shares (adjusted to reflect changes in capital)	41,366,763	19,369,745	15,789,640	12,806,962	11,550,326

Dividends	--	--	--	--	--

Notes:

2.

The application of U.S. GAAP reported above is the combination of the following items for the following years:

	Fiscal Years Ended August 31 (audited)
	2003	2002	2001	2000	1999

Net loss per Cdn. GAAP	$(4,586,359)	$(1,717,968)	$(2,605,949)	$(2,671,660)	$(2,216,465)

Intangible assets, net of related amortization	--	--	702,802	1,062,648	209,440

Stock granted to employees	(5,833)	(5,833)	--	(78,000)	(26,000)

Stock options granted to employees and directors	--	--	(15,412)	(25,288)	(3,075,000)

Fair value of escrow shares issuable under time release	(3,371,714)	--	--	--	--

Stock options granted to consultants	(57,945)	(70,147)	(12,478)	(37,435)	(894,299)

Net loss per U.S. GAAP	(8,021,851)	(1,793,948)	(1,931,037)	(1,749,735)	(6,002,324)

Total assets Cdn. GAAP	$5,770,897	$1,321,921	$1,022,145	$1,957,178	$4,163,129

Less intangible assets	--	--	--	(702,802)	(1,765,450)

Deferred compensation	159,134	127,706	26,771	27,890	--

Total assets U.S. GAAP	5,930,031	1,449,627	1,048,916	1,282,266	2,397,679

Net assets Cdn. GAAP	$4,791,474	$1,100,148	$515,787	$1,471,980	$3,756,007

Less Intangible assets	--	--	--	(702,802)	(1,765,450)

Current liabilities	(128,172)	(184,375)	--	--	--

Add Deferred compensation	159,134	127,706	26,771	27,890	(367)

Net assets U.S. GAAP	$4,822,436	$1,043,479	$542,558	$797,068	$1,990,190

Currency and Exchange Rates

Financial information in this report is expressed in Canadian dollars, unless otherwise noted.  References to "Cdn. dollar", "Cdn. $" or "$" are to Canadian dollars.  References to "U.S. dollar" or "U.S. $" are to United States dollars.  Since June 1, 1970, the Canadian government has permitted a floating exchange rate to determine the value of the Cdn. dollar as compared to the U.S. dollar.

The following tables set forth high and low exchange rates for each month during the previous six months, and the average rates for each of our last five fiscal years calculated by using the average of the exchange rates on the last day of each month during the period.  These rates are based upon the inverse of the noon buying rates reported by the Federal Reserve Bank of New York for cable transfers payable in the Cdn. dollars as certified for custom purposes.

As of January 30, 2004, the noon buying rate was Cdn.$1.00 = U.S.$0.7539.

Month Ended	High	Low
July 31, 2003	0.7085	0.7481
August 31, 2003	0.7092	0.7228
September 30, 2003	0.7207	0.7424
October 31, 2003	0.7418	0.7667
November 30, 2003	0.7484	0.7708
December 31, 2003	0.7460	0.7738
January 31, 2004	0.7496	0.7880

Year Ended	Average Rate

August 31, 1999	0.6643
August 31, 2000	0.6804
August 31, 2001	0.6502
August 31, 2002	0.6361
August 31, 2003	0.6767

A.

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

B.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

C.

RISK FACTORS

You should consider carefully the risk factors set forth below as well as the other information contained in this annual report.  If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Our independent auditors raise substantial doubt about our ability to continue as a going concern.

The financial statements comprising part of this Annual Report have been prepared on a "Going Concern Basis", which is described more fully in note 1 of the financial statements.  In accordance with Cdn. GAAP, and based upon key factors listed herein, management believes such a note in the financial statements is appropriate, and our independent auditors concur.  Our audit report includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

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

Other factors elaborated in this document, make it prudent that this disclosure be included.  These factors include, the need for additional financing for operating, developing, marketing and other business related matters for which no assurance can be given, our inability to raise capital at prices acceptable to us, the dependency on third party supply and transportation systems, possible infringement by third parties on our intellectual property, the length of time necessary for the implementation of cycles for potential customers, possibility of government regulations adverse to our business, the level and strength of competition, the need for continued research and development, unexpected product deficiencies, as well as, overall economic and market conditions.

It may be difficult to enforce a U.S. judgment against us and any of our officers and directors or to assert U.S. securities laws claims in Canada or serve process on our officers and directors.

Resin, our officers, directors and auditors are all residents of Canada, and substantially all of our assets are or may be located outside of the United States.  As a result, it may be difficult for investors to affect service of process within the United States upon our officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or state securities laws.  We believe that a judgment of a United States court predicated solely upon civil liability under the Securities Act and/or Exchange Act would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, we cannot assure any investor that this will be the case.  There is substantial doubt, moreover, whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

Our success will depend, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we will be dependent upon the services of Greg Pendura, Paul Giannelia and David Slaback.  We do not anticipate having key person insurance in place in respect of any of our senior officers or other personnel.  To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.  The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

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

#

We will need additional financing.

During the past two months we completed private placements of our securities for aggregate gross proceeds of approximately $6,000,000 which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the next six months.  However, in order to accelerate our growth objectives, we will need to raise additional funds from lenders and equity markets in the future.  We may be unable to raise additional capital on commercially reasonable terms to finance our growth.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we issue common shares in order to obtain such additional financing, control of our company could change and shareholders will suffer additional dilution.

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

On May 1, 2002 we entered into a supply agreement with Dow Chemical Canada, Inc. Under the agreement, which terminates on December 31, 2003, Dow Chemical Canada has contracted to supply a maximum volume commitment of base chemicals, up to amounts double our current estimated annual requirements.  Our relationship with Dow Chemical Canada is non-exclusive, and we cannot guarantee that this contract can be extended beyond the termination date.  As at the date of this filing we have received verbal continuance of the supply agreement and are awaiting written confirmation of such.

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

Because shipping products across long distances is cost prohibitive, chemical production facilities generally have a limited area of geographic distribution.  Initially, demand for Version® resins will be shipped from our Edmonton facility.  The cost of shipping is generally equal to 5% to 10% of the wholesale cost of resin compounds.  Except for truckload quantities, we charge customers for the cost of shipping the resin compounds, with shipping costs included in our gross revenues.  For truckload quantities, we will absorb these shipping costs and include them as part of cost of goods sold.  Free shipping with truckload quantities will have little impact on our gross margin due to improved chemical pricing as a result of volume discounts.

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

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity.  Intellectual property laws provide limited protection.  Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of the United States and Canada.  We may be unable to detect the unauthorized use of our intellectual property.  Litigation may result in substantial costs and diversion of resources, which may limit the development of our business.

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

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel and aluminium.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

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

Most of our customers will be in a testing or preliminary stage of utilizing our products and may encounter delays or other problems in the introduction of our products.  A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm our business and prospects.  We will not be able to predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of our products.

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

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.  Our ability to manage our growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  The inability of us to deal with this growth could have a material adverse impact on our business, operations and prospects.  While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses.  In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain our employees.  We may be unable to manage such growth effectively.  Our management, personnel or systems may be inadequate to support our operations, and we may be unable to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. and U.S. dollars and our assets and liabilities are recorded in Cdn. dollars.  Approximately 60% of our sales revenue are in U.S. dollars and substantially all of our costs of sales and administrative costs are in Cdn. dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $250,000 annually for each of the last two fiscal years.  As our accounts payable are in Cdn. dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. dollar against the U.S. dollar would result in an exchange loss.

Expansion into the United States and other markets outside of Canada could strain our financial position.

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

We must devote substantial resources to our international operations in order to succeed in these markets.  In this regard, we may encounter difficulties such as: (i) unexpected changes in regulatory requirements and trade barriers applicable to our business; (ii) challenges in staffing and managing foreign operations, including employment laws and practices in jurisdictions with different legal systems; (iii) seasonal reductions in business activity and economic downturns; (iv) longer payment cycles and problems in collecting accounts receivable; (v) different technology standards.  In addition, our focus on international markets subjects us to fluctuations in currency exchange rates.  Any of the foregoing difficulties experienced in conducting business internationally could harm our international operations and, consequently, our business and prospects.

Some of our directors are engaged in other activities which may pose potential conflicts of interest.

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

Our directors and executive officers, and their respective associates and affiliates, hold or exercise control over, directly or indirectly, an aggregate of 4,135,113 common shares, representing approximately 7.4% of our issued and outstanding common shares as of January 31, 2004.  As a result thereof, these shareholders, acting together, will be able to continue to exercise significant influence over all matters requiring shareholder approval, including the election of directors and the approval of fundamental changes in the direction of our business.  Such concentration of ownership may have the effect of delaying or preventing a change in control of our company, our board of directors or our management.

There is no assurance that an active trading market in our shares in the U.S. will be established and/or, if established, sustained and there may be volatility in our share price.

We have applied to list our common shares for trading on the American Stock Exchange.  We expect such listing to be completed during the first quarter of calendar 2004.  However, there can be no assurance that our application will be approved or that an active trading market in our shares in the U.S. will be established and/or if established sustained.  The market price for our shares could be subject to wide fluctuations.  Factors such as announcements of quarterly variations in operating results, technological innovations or the introduction of new products by our competitors, as well as market conditions in the industry, may have a significant impact on the market price of our shares.  The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

ITEM 2.

INFORMATION ON THE CORPORATION

A.

History And Development of Resin Systems Inc.

We were incorporated in 1995 as Recycled Solutions for Industry Inc. under the Business Corporations Act (Alberta) and, effective September 15, 1998, completed a reverse takeover of Summerwood Industries Inc. Summerwood was incorporated on June 11, 1996 under the Business Corporations Act (Alberta).  Summerwood completed its initial public offering of common shares, as a junior capital pool corporation, on February 24, 1997.  The common shares of Summerwood were listed and began trading on The Alberta Stock Exchange (now the TSX Venture Exchange) on March 18, 1997.

Effective September 15, 1998, Summerwood acquired all of the shares of Recycled Solutions on the basis of 0.684218655 of a common share for each class A share of Recycled Solutions outstanding.  Summerwood issued an aggregate of 17,977,553 common shares which it valued at $0.20 per share, aggregating a value of approximately $3.6 million.  This acquisition constituted Summerwood's Major Transaction as required by the Alberta Securities Commission and The Alberta Stock Exchange.

By articles of amalgamation dated September 17, 1998, Summerwood amalgamated with Recycled Solutions, to form Recycled Solutions for Industry Inc. By articles of amendment dated May 5, 2000, Recycled Solutions changed its name to Resin Systems Inc.

Our principal office is located at 14604 - 115A Avenue, Edmonton, Alberta, Canada, T5M 3C5, telephone number (780)482-1953.  Additionally, we have a production plant being outfitted in Edmonton and have established in Calgary an office for our RS Technologies division in Calgary.

We have seven subsidiary companies of which six are wholly owned and one is 85% owned.  The wholly owned subsidiaries are Resin Systems Incorporated, Resin Systems International Ltd., Resin Systems Sales Limited, Uni-Seal USA Ltd., RS Technologies Inc. and New Version Sport Inc. The 85% owned subsidiary is Uni-Seal Moulding Technologies Inc. All of the subsidiaries are inactive at this time, with the exception of Resin Systems International Ltd. and New Version Sport Inc.

General Development of Our Business

From mid 1996 until the fall of 2000, our main business pursuit was the manufacture and sale of proprietary Uni-Seal™ polyurethane based industrial coatings.

In mid 1998, as a result of our coatings experience, we developed a hybrid polyurethane based resin product for moulding applications.  In a joint project with the University of Laval, a race car body was designed and built with the new, lightweight resin compound, the forerunner of Version® "G".  The result was a stronger composite than many available at that time.  The prototype body was awarded first prize in a racing design competition and was subsequently put on display at the world famous Indy 500, where the Indianapolis Motor Speedway proclaimed Uni-Seal™ the "Industrial Coating of Choice".

Historically, our primary source of revenue has been from our Uni-Seal™ polyurethane-based industrial coatings.  We have had limited success with this product, primarily due to the fact that it takes industrial coatings customers years to test and integrate our coatings product into their business, as well as, the inability to secure shelf space in the industrial retail market, owing to the lack of capital.

As an outgrowth of the industrial coatings, we developed a composite resin, called Version®, which does not contain any volatile organic compounds.  We began shifting our emphasis to the area of composites due to the significant global growth that this sector was enjoying.  During our 2000 fiscal year, we concentrated our efforts on further development and pre-commercialization of the Version® composite resin.

In April 2000, we announced that four North American composite manufacturers, Glassforms, Inc., Creative Pultrusions Inc., Pultronics Corporation and Omniglass Ltd., had agreed to serve as beta test sites for the Version® line of resins.  All of the beta site companies utilized the pultrusion method of composite manufacturing.

In May 2000, we released the results of a series of tests in respect of the Version® resin system conducted by the Alberta Research Council.

In June 2000, we filed patent applications in Canada and the United States in respect of the Version® technology.

In August 2000, Omniglass Ltd., a major pultrusion manufacturer of window frames and associated components, placed its first order for Version® composite resin in order to initiate the product testing cycle for a new component on behalf of its client, a major North American window and door frame manufacturer.

During September 2000, we officially launched our new line of polyurethane based composite resin systems under the Version® brand name at the Composites Fabricators Association "Composites 2000" tradeshow in Las Vegas, Nevada.  The "Composites 2000" tradeshow resulted in commitments for production trials with nine U.S. based composite materials manufacturers.  The show was a critical step in ultimately securing demonstration sites for Version®, as all composite manufacturers test new resin products on existing production lines prior to adoption.

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

In October 2001, we replaced the majority of our technical and sales team and closed our United States sales office.  We implemented our revised corporate strategy, to move in-house, end product manufacturing, in an effort to try to accelerate the entry of our Version® resins in the composite marketplace.  We began directly developing, engineering, manufacturing and supplying composite material end products employing our Version® resin to both the industrial and consumer marketplace.  In order to implement the new strategy we acquired in-house expertise in the areas of engineering design and commercial pultrusion production capabilities so that we could manufacture products from our Version® resins, in addition to supplying our resins to end product manufacturers.

In January 2001, we entered into a strategic alliance agreement with Creative Pultrusions, Inc., a leading U.S. pultruder.  This relationship is part of our broader strategy of entering into a series of mutual co-operation arrangements with industry leaders to expedite market acceptance of Version® and attempt to drive and generate new products.

In February 2001, we entered into an agreement with Omniglass Ltd. to supply it with Version® "G" resin so that it could make a component for one of North America's largest window and door companies.

In April 2001, we entered into a license agreement and a supply agreement with Huntsman International LLC, a subsidiary of Huntsman Corporation.  The agreements created a broad-based strategic alliance dealing with, among other things, the cross-licensing and further development of certain intellectual property, ownership of improvements thereto, the exclusive marketing of related resin products and the secure supply of input chemicals for, and the manufacturing of, Version® resin systems. In October 2001, Huntsman International terminated the agreements stating the closure of our U.S. office would negatively impact our sales and marketing efforts, which in effect would impact the sales of Huntsman raw chemicals.  As a result of Huntsman International's decision, we have re-established chemical supply relationships with previous suppliers, which resulted in an overall reduction in pricing.

In January 2002, we received a purchase order from a United States based construction supply company to pultrude an end product in-house using Version® resins which had a minimum annual quantity commitment of $500,000.  To date this purchaser has taken delivery of only 4% of this commitment, however, we believe that it would not make economic sense to take legal action at this time (see Item 5.A discussion of year ended August 31, 2002).

In April 2002, we entered into a collaborative research and development agreement with the Alberta Research Council Inc. whereby the Alberta Research Council's test center capabilities would be utilized to present evaluative and comparative product data for the Version® family of resins.  The Alberta Research Council will provide $500,000 of research and development services to us over the term of the agreement in exchange for common shares.  To date the Alberta Research Council has provided $250,000 of research and development services to us in consideration for 441,847 common shares.

Also in April 2002, we entered into an agreement with the National Research Council of Canada to further develop our family of Version® resins.  The support from the National Research Council is intended to expedite the further development of our Version® resin system for the large pultrusion and filament winding composite markets.  The proceeds of a $400,000 repayable contribution from the National Research Council's Industrial Research Assistance Program will focus on pre-commercialization and development funding for Version® "F" and "S", two products being designed for flame retardancy and processing speed applications.  We believe that the agreements with the Alberta and National Research Councils will provide us with product characterization data which will allow us to aggressively promote the superiority of our Version® resin system from an engineering/design prospective to the composite industry.

In April 2002, we received approval from the United States Patent Office for all 37 claims contained in our United States patent application filed in July 2000.

We obtained trademark registration from the United States Patent and Trademark Office and the Canadian Intellectual Property Office on February 2, 2002 and June 27, 2002, respectively, for Version® used in association with synthetic resins for use in the manufacture of moulding compounds.

In May 2002, we entered into a supply agreement with Dow Chemical Canada, Inc. pursuant to which Dow agreed to supply us with base chemicals used by us to manufacture our Version® resins.  The agreement expired on December 31, 2003, but we have received verbal continuance of the supply agreement and are awaiting written confirmation.

In January 2003, we completed the private placement of 6,000,000 units at a price of $0.50 per unit, for total gross proceeds of $3,000,000.  Each unit consisted of one common share and one-half of one common share purchase warrant, each whole common share purchase warrant entitled the holder thereof to acquire one common share at an exercise price of $0.75 per share at any time on or before January 9, 2004.  We used the proceeds to establish a Canadian based manufacturing facility, infrastructure and a marketing/sales team to commercialize the manufacture and sale of composite poles.

In January 2003 we completed the arm's length acquisition of the worldwide right, title and interest in and to all intellectual property assets of Canzeal Enterprises Ltd. related to the design, manufacture and distribution of composite poles in consideration of the following:

a.

we issued Canzeal 3,000,000 units at an aggregate deemed price of $1,500,001, each unit comprised of one (1) common share and one-half of one warrant, each whole warrant entitled the holder thereof to purchase one (1) common share at an exercise price of $0.75 per share at any time on or before January 6, 2004;

b.

we will pay Canzeal a royalty (payable quarterly) until January 6, 2007 equal to the sum of:  (i) 3.5% of the net revenues received by us from the sale of composite poles manufactured by us using the assets, and (ii) one-half of any royalties received by us from a third party licensee (up to a maximum of 3.5% of the net revenues generated by a third party licensee) pursuant to a license granted to use the assets to manufacture and sell composite poles; and

c.

we granted Canzeal a right of first refusal to build line equipment for our third party licensees to manufacture composite poles based on the assets as well as 50% of the profits generated by us from the sale of line equipment built by Canzeal to third party licensees, provided that Canzeal shall not charge us in excess of 5% more than a bona fide quote we have received from a third party to build such equipment.

On January 9, 2003, we entered into a distribution and option for manufacturing agreement with Harwell Hesco Electric Supply Co.  Limited, an Ontario corporation, appointing Harwell Hesco as the eastern Canadian distributor of our composite poles and granting Harwell Hesco an option to become our exclusive agent entitled to manufacture and supply our composite poles in eastern Canada.  The initial term of the agreement is for two years, which is extendible by mutual agreement between the parties.

In February of 2003, Omniglass Ltd.’s customer decided to move the project in-house and phase out Omniglass.  The customer was aware of the Omniglass was using our resin and we have had a meeting with their research and development representative, however as at the date of this filing no further discussions or commitments have been forthcoming.

In March 2003, we commenced marketing our composite hockey shafts through our subsidiary New Version Sports Inc. (“NVS”).  Initially we marketed to minor hockey teams with the goal of establishing a grass roots marketing program.  Since our initial market entry we have received good reviews and testimonials from the in-line hockey world championships and are looking to build on this initial success.  We expect to expand using Canadian independent representatives to move the hockey shafts into the retail marketplace.

On August 30, 2003, we entered into a Joint Venture with our wholly owned Barbadian subsidiary Resin Systems International Ltd. and Euro Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the Joint Venture in exchange for working capital contributions by us and the use of our manufacturing facilities.  At the same time and as part of the joint venture agreement, the parties entered into a technology license agreement governing the use of Euro-Project's technology, as well as an operating agreement with RS Technologies Inc., under which RS Technologies Inc. conducts the day to day operations of the Joint Venture.

Capital Expenditures

For the fiscal year ended August 31, 2003, we purchased a total of $1,025,218 in capital assets of which, production and testing equipment accounted for $732,207 which is being used in composite utility pole production and testing, $215,361 relates to upgrading and expanding computer hardware and software, $14,970 relates to automotive equipment and the remaining $62,680 relates to office equipment, furniture and leasehold improvements.

During the fiscal year ended August 31, 2002, we purchased $121,591 of capital assets.  Of this amount, $55,150 relates to production and testing equipment, $27,000 relates to computer hardware and software and the remaining $39,441, relates to leasehold improvements.

B.

Business Overview

Our Business

As at the balance sheet date of the accompanying financial statements our business was considered as one business segment.  At this initial stage of our development, we are looking to move forward with the following products as opportunities present themselves.

Primarily we expect the development, engineering, production and sale of our proprietary line of unique, polyurethane-based, thermosetting resin systems under the Version® brand name to the composite industry to be one of the focuses of our business.

Secondly the development, engineering, manufacturing and sale of composite material products, employing our Version® resins, to the industrial and consumer marketplace.

We have established RS Technologies, a division of Resin, which is responsible for the engineering, design, production and sale of our Version® resin and composite material products.

We intend to sell and "license" our Version® resin systems and our patented manufacturing process to companies for use in large scale manufacturing operations.  In addition, we will continue with our research and development activities in an effort to improve our existing Version® resin systems and composite products and introduce new resins and composite products.

I.

Sale of Version® Resins

Overview of the Composite Industry

What is a Composite?

Composites are broadly known as reinforced plastics.  Specifically, composites are a reinforcing fibre in a polymer matrix.  Most commonly, the reinforcing fibre is fiberglass.  The polymer matrix is typically a thermoset resin, with polyester, vinyl ester, and epoxy resins most often the matrix of choice.

Common household plastics, such as polyethylene, acrylic, and polystyrene are known as thermoplastics.  These materials may be heated and formed and can be re-heated and returned to a liquid state.  Composites typically use thermoset resins, which begin as liquid polymers and are converted to solids during the moulding process.  This process, known as cross linking, is irreversible giving composite materials manufactured using thermoset resins increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics.

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

Light Weight

Composites offer materials that can be designed for both light weight and high strength usage.  Composites are used to produce the highest strength-to-weight ratio structures currently available.  This, in part, explains the transportation industry's high utilization rate for composites.  We believe that as energy efficiency requirements increase, building technologies that reduce weight, and at the same time increase payload, will be increasingly embraced.

Corrosion Resistance

Composites provide long-term resistance to severe chemical and temperature environments.  Composites are the material choice for outdoor exposure, chemical handling applications and severe environment service.

Design Flexibility

Composites have an advantage over other materials because they can be moulded into complex shapes at relatively low cost.  This flexibility offers designers extensive latitude in new product design.

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

Notes:

1.

Except Phenolic resins, which are reported on a gross weight basis.

2.

Sales & Captive Use data include imports.

3.

Canadian production and sales data included.

4.

Canadian and Mexican production and sales data included.

5.

Includes polyurethanes, unsaturated (thermoset) polyester, and other resins.

Source: APC Plastics Industry Producers Statistics Group, as compiled by VERSIS Consulting, LLC, APC.

Industry Trends

Growth of Composite Market

According to the Composites Fabricators Association the composite industry continues to experience robust, overall growth.  Looking forward, industry growth over the next five years will likely be strong in several market segments and particularly strong in the automotive industry.  Notwithstanding these longer-term industry growth expectations we believe (based on discussions with end users, suppliers and strategic alliance partners) that short-term demand for composites, and consequently resin of all types, has weakened considerably due to the economic downturn experienced in 2002 in the United States.  We have noted that the United States economy in general has started to recover in 2003, however, we have not received the benefits form this rebound to the extent that management would have anticipated.

In parallel with the trends in the markets, significant trends in technologies have emerged in recent years and are continuing.  These trends revolve around the materials and process technologies used to meet the market demands, or to meet other requirements such as legislation.

Manufacturing processes show a clear trend toward higher skill, more capital intensive processes such as resin infusion and resin transfer moulding.  Other increases in processes such as pultrusion, injection moulding and filament winding reinforce the trend towards higher levels of sophistication, cleanliness and automation.

The overall revenue of the U.S. composites industry is approximately U.S. $5.79 billion, and is forecast to grow at an average of 2.9% per annum to 2005.  It is estimated that North America has 46.5% of the total world-wide tonnage of composites shipments, followed by Western Europe with 26.8%, and Asia-Pacific with 22.1%.

Unmet Composite Demand

The composite industry, particularly larger manufacturers, are currently operating well below capacity, with significant unmet demand due to EPA regulation of HAPs.  This trend is anticipated to continue forcing industry participants to seek new avenues of regulatory compliance through the use of HAP and VOC free raw materials.

Increasing Environmental Regulation

The United States thermoset resin industry is under intense scrutiny over the use of styrene based polyesters and vinyl esters, and the production of harmful "greenhouse" gases or HAPs.  The EPA's regulatory guidelines are expected to become increasingly restrictive, resulting in increased financial and administrative burdens for manufacturers.  Specifically, it is anticipated that the EPA will introduce legislation further restricting the use of resins containing VOCs, as well as requiring the purchase and installation of supplemental equipment, such as scrubbers, to reduce VOCs in the workplace and in atmospheric emissions.  These legislative initiatives, in whatever form the EPA proposes, will add considerable expense to those manufacturers that continue to use traditional resins.  A similar trend is evolving in the Province of Ontario, Canada.

The Product Adoption and Purchasing Process

In the composites industry, new resin product adoption generally involves the following six stages:

1.

Laboratory or pre-production trials are run using non-commercial test equipment to evaluate the overall process ability of the resin system and to generate internal technical performance data for purposes of comparison with existing products.  This will generally be followed by a review by management to determine if the resins are suitable candidates for further testing and evaluation.

2.

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

3.

If, in the opinion of management, the resin system offers some advantage (in cost, performance or environmental impact) a proposal or bid will be made to a potential customer or to internal management for the production of a new product.  This proposal may include the cost of new tooling or equipment as required to process the new resin system.

4.

If and when the proposal is accepted, a series of events must take place to make the production facility ready for the new product.  These preparations may include:

-

making of new moulds, dies, clamps, jigs, guides, etc.  as may be required,

-

acquisition of new process equipment, as required (i.e.  pumps, mixers, dispensers, storage tanks, etc.),

-

acquisition of raw materials (resin, glass, additives, supplies, etc.),

-

modification to process equipment, as required,

-

training of personnel on new product or process, and

-

updating of internal procedures (health, safety, quality, environment, etc.) for the new product or process.

1.

At the appropriate time, a short production run of the new product is made for the purposes of training new personnel and to generate a quantity of sample products.  These samples may require internal or third party testing to confirm that specifications and standards are being met.

2.

Upon acceptance by the customer or management, and the assurance that product costing is acceptable, the new product is ready for regular scheduled production.  An "open" purchase order will usually be issued at this time covering a 12 month period.

Typical resin product adoption cycles range from four to twelve months in duration, or longer if extended testing is required.  It is commonplace for a manufacturer to select an initial product for conversion to a new resin system that is of secondary importance to their operations in order to complete evaluation with minimum risk.  Depending upon the success of this minor product over a period of time, consideration will be given to converting products which are more critical to their operations.  In this case, the full product adoption cycle may be one to two years in duration.

Once specified, the new resin system will become the standard for the product.  Changing the resin system will require customer or senior management approval, and possibly further testing.  Generally, there are no generic equivalents to the various resin systems used in composite production.  The resin will be named specifically by manufacturer and product number.  Resin selection is typically a senior management responsibility and is likely to be based upon the overall value of the resin system as opposed to issues of commodity pricing.

The product adoption cycle varies depending on a customer's work load, a customer's willingness to change and a customer's perception of the market acceptance of a new resin technology.

Our Version® Technology

Overview

The Version® "G" resin system is a general purpose thermosetting resin designed by us specifically for pultrusion, filament winding and closed moulding composite manufacturing processes.  The system's physical, mechanical and economic properties taken as a whole are intended to be a direct replacement for existing polyester, vinylester and epoxy resins, all of which contain VOCs.  In addition, Version® resins were designed to permit the addition of recycled crumb rubber for increased environmental sensitivity.

Version® "G" is a two-component resin that is delivered through a resin injection system.  The chemical components are mixed in a l:l ratio by a standard static mixer located in front of the injection port.  For pultrusion dies not equipped for injection, a simple inexpensive injection chamber, which we can design for a customer, is inserted at the front of the die.

To date, we have focused our efforts on the creation of a general purpose resin system, being Version® "G".  This technology is the platform upon which we are building a family of resin products targeted at specific performance requirements demanded by end users.  We anticipate being able to create these targeted performance-specific products by leveraging the well known properties of polyurethanes, which are inherently fire resistant, weather resistant, chemical/corrosion resistant, impact resistant and ultra-violet resistant.  Variations of Version® resin under development include the following in order of priority:

Version® "FW" – an enhanced filament winding resin system;

Version® "S" - an enhanced production speed resin system;

Version® "F" - an enhanced fire resistant (rated) resin system;

Version® "T" - an enhanced resilience and impact resistant resin system;

Version® "C"- an enhanced chemical corrosion resistant resin system; and

Version® "W"- an enhanced weather resistant resin system.

In April 2002 we entered into an agreement with the National Research Council pursuant to which the proceeds of a $400,000 repayable contribution from the National Research Council's Industrial Research Assistance Program will be used to accelerate development and commercialization of Version® "F" and "S".

Features and Benefits of Version® Resins

We retained the Alberta Research Council to conduct an independent study to compare the mechanical properties of traditional reinforced composite resins, such as polyester and epoxy, with Version® "G".  The Alberta Research Council issued a report entitled "Mechanical Properties of Pultruded Polyurethane/Glass Composites" dated May 15, 2000 (the "ARC Study") which, in summary concluded that:

b.

with respect to ultimate tensile strength, which measures the amount of tension required to pull a product apart, the Version® "G" resin was 20% superior to polyester resins and 96% superior to epoxy resins;

c.

with respect to elongation at break, which measures stretch and the ability to bend before shattering, the Version® "G" resin was four times superior to polyester resins and 43% superior to epoxy resins;

d.

with respect to flexural strength, which measures the ability of a composite to flex under angular forces, considered to be a key property specified by manufacturers, the Version® "G" resin was two times superior to polyester resins and 33% superior to epoxy resins; and

e.

with respect to damage resistance strength, which measures the ability of a composite to withstand impact force, considered to be another key property specified by manufacturers, the Version® "G" resin was three times more resilient than polyester resins and 82% more resilient than epoxy resins.

In addition to the ARC Study, we have conducted and continue to conduct various beta site process tests and production trials at the facilities of North American pultruders, including Creative Pultrusions, Inc.  These tests have contributed significantly to our understanding of the Version® "G" resin, and confirmed many of the features and benefits that our product offers.

In April 2002 we entered into a collaborative research and development agreement with the Alberta Research Council pursuant to which the Alberta Research Council will provide $500,000 of research and development services to us in consideration for common shares.  The Alberta Research Council's test centre capabilities will be utilized to present evaluative and comparative product data for the Version® family of resins which data will be used by us to promote the superiority of our resins from an engineering/design prospective.

The chief features and benefits of Version® resins are set forth below.

Impact Resistance

The vast majority of composite materials are brittle in nature, and therefore, are subject to breakage in applications subject to impact forces.  Because Version® exhibits superior resilience and elongation properties, it is more damage resistant than competing resins.  This characteristic will permit end users of Version® resins to design new applications where high impact forces are anticipated.

Product Design Considerations and Unit Costs

Composites are, by definition, a combination of fiberglass and resin.  Fiberglass represents the more significant input expense and may amount to two-thirds of the overall inputs.  Version® resins offer transverse strengths that are two to three times greater than those of many competing resins, and therefore allow engineers the opportunity to design composite parts using much more economical combinations of fiberglass, thereby reducing overall unit part costs.

Productivity and Unit Costs

Version® resins afford meaningful improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes.  For example, in the pultrusion process, where polyester resins are typically pulled at 36 to 45 inches per minute, Version® resins have been pulled at speeds as high as 90 inches per minute, which translates into lower unit part costs.  In addition, Version® readily accepts the introduction of color pigmentation during processing or the application of paint to the finished product.

Secondary Processing

The elongation and impact properties of Version® resins permits composite parts to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape.  These unique features will permit Version® resins to be used for the first time in construction applications that have to date been the sole domain of traditional building materials, such as wood, steel and aluminium.

Environmental Considerations

Version® resins are 100% VOC free.  Polyester and vinyl-ester based resin systems contain between 25% and 50% styrene, which is a VOC.  Manufacturers of composite parts are being subjected to increasing pressure by the EPA to reduce the use of VOC inputs, both for occupational health and environmental reasons.  End users of Version® resins will not be subject to HAP-related EPA reporting requirements, production ceilings and ancillary compliance costs, and will enjoy a healthier work environment.

Intellectual Property

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions.  David Slaback an employee of our company and Gail Ryckis-Kite a former employee, have assigned to us a Canadian patent application and a United States patent application which were made by them and which are important to our current business.  In view of the rapid technological change in the composite industry, the technical expertise and creative skills of our technical personnel are crucial in determining our future success.  Our ability to compete in the marketplace may be enhanced by our ability to protect our proprietary information through the ownership of patents, trade secrets, registrations and trademarks.  We attempt to protect our trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and other security measures.  However, although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.  Litigation may be necessary to enforce our patent, trademarks or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement.  To date, no intellectual property of ours has been invalidated or declared unenforceable.

Patent Applications and Patent

David Slaback and Gail Ryckis-Kite, filed Canada patent application serial number 2,310,166 on May 29, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "Canadian Patent Application").  Pursuant to an assignment dated June 12, 2000, Mr. Slaback and Ms. Ryckis-Kite assigned their entire right, title and interest in the Canadian Patent Application to us, and this assignment was registered at the Canadian Patent Office on September 28, 2000 under registration number 05093065.

Mr. Slaback and Ms. Ryckis-Kite filed United States patent application serial number 09/609,008 on July 26, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "U.S. Patent Application").  Pursuant to an assignment dated June 12, 2000 Mr. Slaback and Ms. Ryckis-Kite assigned their entire right, title and interest in the U.S. Patent Application to us which assignment was registered in the United State Patent Office on June 26, 2000.  On July 16, 2003 the United States Patent Office issued us United States Patent No. 6,420,493 B1 entitled "Two Component Chemically Thermoset Composite Resin Matrix For Use In Composite Manufacturing Processes" and in doing so allowed all 37 claims contained in our U.S. Patent Application.

Trademarks

We obtained trademark registration from the United States Patent and Trademark Office and the Canadian Intellectual Property Office on February 2, 2002 and June 27, 2002, respectively, for Version® used in association with synthetic resins for use in the manufacture of moulding compounds.  On January 25, 2001, application for the Version® trademark was filed with the European Community Trademarks Office, asserting priority based on the earlier filed Canadian application.

Confidentiality Policy

In addition to our patent and trademark applications, we have taken steps to preserve our related intellect property, including know how and trade secrets, by adhering to a confidentiality policy.  The policy provides for the execution of confidentiality agreements by all of our employees, directors, officers and consultants.  The policy also provides that we shall enter into mutual non-disclosure agreements with all parties testing or working with the Version® resin system.  Physical security precautions in respect of the Version® resin formulations are also taken.

Strategic Alliances and Working Relationships

General

We are an emerging technology company in the chemical industry, a sector dominated by major corporations with international scope and significant resources.  Our strategy to accelerate the rate of market adoption and penetration of Version® resins in the shortest time possible and reduce capital outlays is to forge relationships with industry leaders, including chemical suppliers, chemical processors (such as pultruders and filament winders), chemical engineering firms, product design firms and end users.

Creative Pultrusions, Inc.

We entered into a strategic alliance agreement with Creative Pultrusions, Inc., effective February 21, 2001 that called for Creative Pultrusions to provide technical assistance in the development of our extended family of Version® resins for use in the pultrusion industry.  The agreement had an initial term of two years and granted Creative Pultrusions the exclusive right to use Version® resins for two product applications.  As at the date hereof, Creative Pultrusions is moving forward with one of the product applications and we have seen fit to extend the exclusivity for this product.

Creative Pultrusions has expressed a continued interest in the Version® resin system and it is continuing to investigate, test and use Version® resins in product applications that it believes will enhance the end product for its customers.  We believe that our alliance with Creative Pultrusions will expand the product applications for Version® resin.

Omniglass Ltd.

Since April 2000, we have maintained a strong working relationship with Omniglass Ltd., a Winnipeg-based pultruder and one of the four original participants in the Version® beta test.  In August 2000, Omniglass initiated the product testing cycle for a composite window component on behalf of one of its customers, a major North American window and door frame manufacturer.  The new component will replace a traditional steel reinforcement part, or "stiffener", that reduces twisting of the vinyl sash components in a window.  These parts have traditionally been made from steel, an inefficient material for thermal insulation purposes.  While other composite resins have been used in this application, they tend to crack or shatter in the assembly process due to their inherent brittleness.

In February 2002, we entered into an exclusive supply agreement with Omniglass Ltd., pursuant to which Omniglass has the exclusive right to use Version® resin to produce window components in North America provided that it acquires $1,000,000 of Version® resin from us in the second year of the agreement.  We are not currently selling the volumes of Version® resin to Omniglass in order for Omniglass to retain exclusivity owing to the fact that Omniglass’s customer has taken the project in-house.  Please see Omniglass reference earlier.

The Dow Chemical Company

We have entered into a supply agreement with The Dow Chemical Company which runs through December 31, 2003 and calls for Dow Chemical to supply base chemicals used by us to manufacture our Version® resins.  As at the date of this filing, Dow has verbally committed to continue to supply us with raw material at more competitive rates and we are currently awaiting written confirmation of the contract.

Manufacturing and Distribution

Immediate demand for Version® resins will be filled from our Edmonton faculty which has an annual production capacity of 17,000,000 pounds of Version® resins.

In keeping with our technological and marketing focus, we intend to service international markets through licensing, manufacturing and distribution agreements with reputable chemical, processing and distribution companies possessing significant financial resources.

We do not believe that our business of blending and selling resin compounds is subject to any seasonal cycles or disruptions.  Most of the input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of the underlying raw materials, in particular, the oil and natural gas and agriculture industries.  These raw materials are available from a number of suppliers.  Any increase in the price of these underlying raw materials tends to affect all resin manufacturers equally.

Marketing And Sales

Target Markets

General

We have marketed Version® "G" to the pultrusion and filament winding sectors as well as certain closed moulding process sectors of the composite industry.  Our marketing strategy has been to enhance, promote and support the fact that polyurethane-based composite products are unique and have the ability to solve the composite industry's environmental challenges in a cost effective way.  While we are making some progress introducing Version® "G" resin to the composite market we have not yet had any significant success penetrating the market.  The fact that the composite industry has suffered a recession and is currently recovering from it has made our marketing efforts that much tougher.  In order to mitigate this situation we have decided to produce products made with Version® resin.  We believe that our production of end products will accelerate the use of Version® resin in the composite market as competitive producers will be challenged to use Version® resin in their product applications due to the quality and price effectiveness of the end product produced by us.

Pultrusion

The primary target market for Version® "G" resin is the pultrusion industry.  Version® "G" has been formulated as a direct replacement for traditional resins that currently dominate in this market segment.  The formulation of Version® "G" allows the customer to use existing tooling, equipment, employees and procedures to satisfactorily and competitively manufacture parts, in the same manner as with traditional resins.  The only changes required are the addition of a pumping system and, possibly, an injector block at a modest cost.  If desired, certain aspects of a customer's existing tooling and equipment can be modified in order to further optimize the production of parts using Version® "G" resin, resulting in enhanced speed of production and improved product quality.

The pultrusion industry has been targeted for various reasons:

-

the inherent properties of thermosetting polyurethane based resin systems can be used to optimal advantage;

-

the basic physical properties of the prototype Version® resins were proven to be equal or superior to traditional resins;

-

increasing pressure to restrict the use of polyester resins, currently the resin of choice, is being brought to bear by regulators, including the United States Environmental Protection Agency;

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

-

our key employees are very familiar with the technology and business aspects of this industry;

-

the industry is small enough that it can be approached on a personal basis without the need for large marketing expenditures, indeed, many of the key contacts are personally known to our key personnel; and

-

the practices and technologies of this industry are uniform throughout the world.

Within the pultrusion industry there are several situations where switching to Version® resins may be used to advantage by the customer as compared to traditional resin systems:

-

increased performance of an existing product.  If a customer is currently using vinyl-ester or epoxy resins, a switch will not result in a significant increase in cost, if any.  If the customer is using polyester resins, a minor increase in cost may be experienced; generally less than 10% overall;

-

a redesigned product using Version® resins will enjoy the same or improved performance characteristics and will benefit from a lower cost combination of resin and reinforcements;

-

improved processing speeds and other processing advantages will reduce the overhead component of a customer's product cost and improve production efficiencies;

-

new product designs, based on the unique properties of Version® resins, will perform functions that are not physically possible, or not economically possible, using traditional resin systems;

-

production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided and production speeds may be increased;

-

limits on production due to environmental regulations imposed on traditional resin systems can be avoided and increased production rates enjoyed;

-

workplace quality or health issues that threaten or limit production can be reduced or eliminated; and

-

reduce or avoid the time and costs of obtaining environmental regulatory approval for new production facilities.  In certain instances, this may allow the construction of facilities in densely populated areas, which are closer to markets, labour and sources of input materials.

These factors alone, or in combination, may be important to pultruders depending upon their current situation.  Version® resins offer opportunities for increased profitability and productivity, however it will require an investment of time and creativity on the part of the customer to fully realize these benefits.  As part of our marketing strategy, we will maintain a high level of technical business customer support to assist the customer in making the appropriate decisions necessary to maximize the benefits of the Version® resin systems.

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

Filament Winding

A significant potential market for the use of Version® resins is the composite process of filament winding.  The physical properties of Version's polyurethane based resin system are competitive with epoxy systems currently used in the filament winding process.  The superior toughness, impact resistance and flexibility of Version® resins will provide a significant advantage over traditional epoxy resins.

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

Within the filament winding industry, Version® resins can be used to advantage in the following situations:

-

they can be substituted for epoxy resins to improve the impact resistance of pipe resulting in reduced damage during shipment and installation;

-

they have has greater flexibility than pipe fabricated with traditional resin systems permitting them to be bent further before failure.  This is of particular advantage in the transportation, handling, storage and installation of piping systems; and

-

the natural high reactivity of the Version® resin systems can allow for greater production speeds, with the potential to eliminate the curing cycle currently necessary for epoxy resin systems.

One of the largest potential markets for products manufactured using the filament winding process is the petroleum exploration, production and processing sector.  This sector indirectly utilizes a large quantity of small diameter, high pressure piping.  Traditionally, this market has been serviced by steel pipe; however the inherent and increasingly corrosive nature of the product handled by the industry is a major challenge.  Recently, the petroleum industry has begun to accept the use of composite pipe for both new and replacement applications.  We believe the added benefits of polyurethane based resins will be a key selling feature for this market.

Resin Transfer Moulding

An additional target market is the closed moulding process known as Resin Transfer Moulding ("RTM").  This process has seen growing acceptance in recent years using resins such as polyester and vinyl-ester because it reduces (but does not eliminate) VOC emissions.  Use of Version® resins in the RTM process offers superior product performance and eliminates VOC's.

RTM is used to make complex shaped products from composite materials.  An example of a high volume RTM part is the hood and fender structures of large transport trucks.  These products are typically custom manufactured for a wide variety of industries, including automotive, marine, recreation, industrial, construction, infrastructure and aerospace.  The RTM process is typically chosen where a medium sized production run (1,000 to 100,000 units) is required for medium to large size parts, typically 0.5 square meters to five square meters surface area.

Advantages of Version® resins in the RTM process over traditional resins include:

-

superior toughness and resistance to cracking;

-

faster speeds and increased productivity;

-

elimination of environmental issues associated with VOCs;

-

improved dimensional stability and surface quality due to low shrinkage factors of Version® resins; and

-

compatibility with existing moulds, tooling, equipment, training and procedures.

RTM is a lower cost alternative to the closed moulding processes of Reaction Injection Moulding and Structural Reaction Injection Moulding, both of which have been used extensively in the automotive industry to date.  Polyurethane based resins have been used extensively in both these processes.  Taken together, these factors indicate that Version® resins should experience positive market acceptance within the automotive industry.

Sales Force And Sales Strategy

During the past few years we have progressed from a pure research and development company with a Version® resin system to having a patented manufacturing process and marketable composite product lines.  Our technical and sales team will grow as our newly implemented corporate strategy develops.  We intend to ensure that customer service and technical support are being supported in a professional and effective way from the outset.  In addition, we will hire additional operational staff as is warranted to support the build out of developing, engineering, manufacturing and marketing our composite material products, employing our Version®, to both the industrial and consumer marketplace in the composite utility pole division.

Market Barriers

New entrants to the resin market place must overcome various barriers to entry.  Version® resin systems are formulated for specific composite manufacturing processes such as pultrusion, filament winding and resin transfer moulding.  Our personnel have in-depth technical and production knowledge of these processes.  The Version® resin systems are designed and have been confirmed to perform optimally in these specific processes.

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

Identifying new entrants to the resin marketplace is primarily accomplished by participating in technical conferences and trade shows.  New entrants to the marketplace must possess the credibility to be invited to make presentations at such conferences and shows.  We have established, through our personnel and working relationships, the necessary credibility to gain access to these distribution channels.

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

Competition Conditions

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

Industrial composite resins are marketed either directly (to major customers) or through distributors.  Generally, major customers are considered to be in excess of U.S. $1 million in sales annually.  Direct marketing is generally based on tank truckload quantities.  Marketing through distribution is typified by drum or tote quantities.  Depending upon quantities, some customers may accept resin from several sources; mixing direct sales and distribution sales according to different needs.  Our prices for direct sales are generally based on year to year contracts, negotiated directly with the resin manufacturer.  Distribution sales are generally based on standard price lists, although discounts and rebates may be applied for larger customers.

There are two national and less than a dozen major regional distribution companies catering to the industrial composites industry.  Additionally, there are a multitude of smaller distributors in localized or specialty markets.  It is not uncommon for a single distributor to handle resins from different chemical companies; even for generically similar formulations.  The primary value added by the distributor is local warehousing and small batch delivery.  A general characteristic of all distributors is that they lack in-depth technical knowledge on the broad variety of products that they sell.

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

We believe a significant threat to business success may come from research and development arms of multinational chemical companies.  They have significant resources, both financial and technical, and are in the position to evaluate the scope and potential of the marketplace.

Competitive Products

General

In the pultrusion and filament winding industry, the major competitors to Version® resins include any of the traditional thermosetting resin materials: polyester, vinyl-ester and epoxy.  Polyesters have generally good physical properties and can be used in a wide variety of applications.  Their major limitation is that they are somewhat brittle materials and have relatively poor strength properties.  Vinyl-ester and epoxy resins are generally stronger, and give improved properties of shear and transverse strength, compared to polyester.  Typical vinylester and epoxy pricing is 150% to 250% of the cost off polyester materials.

Phenolics

In certain pultrusion and filament winding applications phenolic resins are used.  The primary advantage of phenolics is their resistance to fire, however they are generally more brittle and weaker than polyester resins.  We anticipate that the natural fire retarding capabilities of certain formulations of Version® resin can be applied to products requiring fire resistance.  Phenolic resins would be considered competitors to such formulations.  Currently, only a very small amount of phenolic resin is used in the industrial composites field, and as such the pricing of the resin is consistent with small volume, specialty products, and is therefore more costly than Version® resins.

Epoxies

Although epoxies have been used extensively in the aerospace industry, their use in industrial composites has been limited.  The exception is small diameter filament wound pipe where epoxies have been the material of choice due to higher strength and impact resistance.  Many of the same factors that favour the use of Version® resins, also favour epoxies.  Like Version® resins, epoxies do not contain VOC's and are relatively easy to handle, ship and store.  Epoxies can be formulated for extended curing times, which current Version® resins cannot.  Conversely, epoxies need extended elevated cure cycles to reach maximum properties whereas Version® resins can be cured quickly at room or slightly elevated temperatures.  In general, epoxies are more difficult to process and cure than Version® resins.  Epoxies have experienced a rapid growth in the industrial composites industry in recent years, generally at the expense of polyesters.  Epoxies have the potential to compete with Version® resins, especially if epoxy pricing can be reduced to approximate polyester pricing.

Thermoplastics

Although the vast majority of industrial composite materials are thermosetting resins, there have been recent developments of composite materials using thermoplastic materials.  Thermoplastic versions of both urethane and polyester chemistries, as well as more common thermoplastic materials such as polyethylene and polypropylene, have been demonstrated in the pultrusion process.  These thermoplastics have significant cost advantages over traditional thermosetting materials, generally costing 30% to 50% of those materials.  Processing speeds can be quite high, although to date this has been limited to thin profiles (eg.  sheeting).  An advantage of the thermoplastic pultrusion samples examined to date is that they have very high toughness and impact resistance.  Disadvantages include poor surface quality, porosity, relatively low strength, poor weather resistance and limited application under high temperature conditions (150° Fahrenheit and above).

Specific examples of thermoplastic pultrusion products are "Fulcrum" manufactured by The Dow Chemical Company and "Twintex" by Saint-Gobain Vetrotex America, Inc. These products may compete with Version® resins as thermoplastic technology further develops and prices are reduced.

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

Environmental Compliance

In terms of environmental regulation, it is possible for manufacturers utilizing traditional resins to reduce emission levels by installing and operating suitable pollution control equipment.  However, this equipment is costly to purchase and operate, and does not completely remove all hazards or regulatory compliance issues associated with VOC's.

Raw Materials

We have used and are using numerous suppliers to acquire the chemicals required to produce Version® resin.  In our opinion, we are not at risk of non-supply from any one supplier as we have the capability to switch suppliers for any particular chemical component of Version® resin.  The risk, if any, relates to pricing of the chemical components.  We believe we are receiving favourable price discounts by utilizing one supplier for a particular number of the required chemicals thereby increasing the volume of chemicals purchased from one source which in turn maximizes the price discount that we receive.  Should there be an issue of supply we will not hesitate to find alternative suppliers of raw chemical inputs.

I.

Sale of Products made from Our Version® Resins

Overview

During the last two years our initial focus on industrial coatings and resin development has been broadened to encompass market driven production and distribution efforts.  In an effort to accelerate the entry of our Version® resin into the marketplace we are directly developing, engineering, manufacturing and supplying composite material products, employing our Version® resin, to both the industrial and consumer marketplace.  We have developed manufacturing processes at our Edmonton facilities that enable us to manufacture composite utility poles and light standards.

On August 30, 2003, we entered into a Joint Venture with its wholly owned Barbadian subsidiary, Resin Systems International Ltd., and Euro Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the Joint Venture in exchange for working capital contributions by us and the use of our manufacturing facilities.  At the same time and as part of the joint venture agreement, the parties entered into a technology license agreement governing the use of Euro-Project's technology, as well as an operating agreement with RS Technologies Inc., a wholly-owned subsidiary of ours, engaging RS Technologies Inc. to conduct the day-to-day operations of the Joint Venture.

Set forth below are composite products which we are currently producing and intend on producing during 2004.

Composite Utility Poles

Since the spring of 2002 we have been working with a customer, Canzeal Enterprises Ltd., manufacturing composite utility and light poles utilizing Version® resin.  Canzeal had developed a filament winding process utilizing Version® resin to produce prototype composite poles that were highly competitive with existing poles.  Our work with Canzeal led us to commission a study during the fourth quarter of calendar 2002 on the economic viability of the North American utility pole market.

In January 2003 we completed the arm's length acquisition of the worldwide right, title and interest in and to all intellectual property assets of Canzeal related to the design, manufacture and distribution of composite poles.

We have developed and have filed patent applications on the filament winding technology that allows us to manufacture a composite material utility pole with many unique advantages.  We believe our composite material poles are significantly stronger, lighter and have a longer lifespan than traditional wood, steel or concrete-based utility poles.  The reduced weight of our poles results in decreased installation and transportation costs.

While wood poles remain the lowest cost alternative strictly on a unit-price basis, the significantly lower installation and maintenance costs, longer life, and drastically reduced environmental impact make our poles very competitive.  Wood is a "natural" product, but it requires logging activities to produce the raw material, and environmentally damaging preservatives to lengthen its life to less than half the life of a composite pole.  Wood poles are heavier, making them more costly to transport and install.

Steel is a better choice than wood, but it is still not a cost effective alternative to our pole.  Steel is also heavier, requires corrosion treatment for longevity, has higher installation costs, and – just as with a wood pole – requires a grounding system to handle electrical discharges from lightning.

While concrete poles offer some advantages over wood, their tremendous weight can increase transportation and installation costs by as much as 80%.  In addition, concrete poles are also subject to corrosion as well as the effect of freeze/thaw cycles in many climates.

We are in the process of installing new production equipment at our Edmonton facility to increase pole production from the current one per hour to ten per hour by the end of 2004.  As our production rates increase, unit costs per pole will decline to rates comparable with a wood pole – effectively removing the last remaining cost advantage for wooden poles.

On January 9, 2003, we entered into a distribution and option for manufacturing agreement with Harwell Hesco Electric Supply Co.  Limited, an Ontario corporation, appointing Harwell Hesco as the eastern Canadian distributor of our composite poles and granting Harwell Hesco an option to become our exclusive agent entitled to manufacture and supply our composite poles in eastern Canada.  The initial term of the agreement is for two years, which is extendible by mutual agreement between the parties.

We entered into an inventory supply and distribution agreement with R.R.  Interior Power & Electric Ltd. in November 2003 pursuant to which Interior Power provided us with an initial order for 1,500 composite poles in varying lengths.  The distribution agreement encompasses the Province of British Columbia and the North West Territories.  Interior Power is a long established British Columbia based company specializing in the construction and maintenance of overhead and underground electrical transmission as well as distribution power lines.

We are currently delivering poles to Northwestel, a subsidiary of Bell Canada.  Our agreement with Northwestel calls for the delivery of 450 utility poles of thirty feet in length to facilitate a thirty-eight kilometer fiber optic installation in the Northwest Territories.  As of the date of this filing we have delivered and Northwestel has installed 253 poles.

Lighting Standards

We intend to use our Version® resin and utility pole manufacturing process to produce light standards.  We believe our patented Version® resin and utility pole manufacturing process will provide us with similar advantages in the manufacture of lighting standards, including economic benefits unrealized in wood, concrete or steel.  In addition, we believe the unique engineering of our composite material lighting standards will provide the benefit of "passive safety".  That is a roadside collision with existing heavy light standards exposes drivers to significantly more additional damage and risk than the same collision with our lighter composite pole.  Our pole is designed to sheer off on contact with a vehicle.  At the same time by comparison, impact damage to wood, steel or concrete poles is far greater than impact damage sustained by our poles.

Composite Hockey Stick Shafts

We are producing a seamless composite hockey stick shaft utilizing a combination of the inherent advantages of Version® resin and a proprietary pull-braiding technique.  We believe that our NVS hockey stick shafts are significantly more resilient than competing products in terms of impact strength, and that they enhance the player's "feel" of the puck while stick handling, passing and shooting.

All Terrain Boards

We are in the process of developing an all-terrain skateboard.  Our Hillbilly All Terrain Board is a high-end all terrain board offering light-weight composite construction and increased strength and flexibility.  Our board is virtually indestructible, and uses 100% recyclable materials.  Preliminary finished product is currently undergoing testing, and release of this product to the North America market is planned for 2004.

A.

Organizational Structure

We have seven subsidiary companies of which six are wholly owned and one is 85% owned.  The wholly owned subsidiaries are Resin Systems Incorporated, a Delaware Corporation, Resin Systems International Ltd., a Barbados Company, Resin Systems Sales Limited, an Ireland based company, Uni-Seal USA Ltd., a Wisconsin company, RS Technologies Inc., and New Version Sport Inc., both Canadian companies.  The 85% owned subsidiary is Uni-Seal Moulding Technologies Inc., a Canadian company.  All of the subsidiaries are inactive at this time, with the exception of Resin Systems International Ltd. and New Version Sport Inc.

B.

Property, Plant and Equipment

Research and development and blending of Version® resin takes place at our 21,000 square foot blending plant which also serves as the head office located at 14604 - 115A Avenue, Edmonton, Alberta, T5M 3C5.  The primary lease on this property expires on January 31, 2007.  We have the option to extend the lease for a further five years.  Additionally, we are leasing a production plant which currently being outfitted in Edmonton for the exclusive production of utility poles.  This facility is 34,900 square feet and is expected to come on stream in the first quarter of calendar 2004.  The primary lease for this facility is for six years.  Finally, we have established divisional offices in Calgary to handle our day-to-day operations of as well as certain future oriented projects.  The initial term of the lease is for seven years with two five year renewal options.

ITEM 1.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of our operating results and financial position should be read in conjunction with the consolidated financial statements and the notes thereto forming a part of this statement.  Additionally, the reader should refer to the sections entitled "Risk Factors" and "Selected Financial Data" in this document.  In addition to historical information referred to as at a particular financial statement date, the following discussion will contain management's interpretation of events that have occurred subsequent to that date.

The financial statements presented utilize Cdn. GAAP and any differences between Cdn. GAAP and U.S. GAAP are addressed in Note 19 of the August 31, 2003, 2002 and 2001 financial statements.  In utilizing Cdn. GAAP we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances.  These affect the reported amounts of the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Actual results could differ from these estimates.

We have identified the accounting policies outlined below as critical to our business operations and an understanding of our results from operations.

Our Audit Committee reviews our accounting policies.  The Audit Committee also reviews all quarterly and annual financial statements and recommends adoption of the annual financial statements to the Board of Directors.  For a detailed discussion on the application of these and other accounting policies, which are reviewed by the Audit Committee, see Note 2 of the accompanying consolidated financial statements.

Revenue Recognition

We recognize revenue when transfer of legal title to our products has occurred.  Upon transfer of title, the risk of any loss is assumed by the customer and when this condition of sale has been met, we recognize revenue associated with the transaction.

Allowance for Doubtful Accounts

We report our accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during a fiscal year.  Estimation of the allowance is based upon management’s analysis of individual customers and the likelihood of collecting each account based upon the age of the outstanding amount, conditions relating to the transaction and specific invoices.

Intangible Assets

In 2001, the Canadian Institute of Chartered Accountants issued handbook Section 3062, “Goodwill and Other Intangible Assets”.  Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  The Company adopted this new standard effective September 1, 2002.

Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.  These assets are amortized at a rate of 20% using the declining balance method which is consistent with the tangible assets used employing the intangible asset.

Stock-Based Compensation

Effective September 1, 2002, we adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, except grants outstanding at September 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new standards are applied retroactively, without restatement.  As the Company had no such grants, there has been no adjustment to retained earnings, liabilities, or contributed surplus as at September 1, 2002.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of the stock options is recorded as share capital.

The Company discloses the pro forma effect of stock options granted to employees under the fair value based method (note 9(b) of the financial statements).

Overview

Historically our primary source of revenue has been from our proprietary Uni-Seal™ industrial coatings.  We have limited success with this product, the main reason being, the time-line required for customers to adopt an industrial coating.  This time-line requires that sample test projects outperform the customers existing product of choice and this usually is measured in years.

As an outgrowth of the Uni-Seal™ industrial coatings, we have developed Version® resin that does not contain any VOC's.  In fiscal 2000, we concentrated our efforts on the further development and pre-commercialization of our Version® composite resin.  We have continued to service existing industrial coatings customers but have not pursued expansion of this segment due to our limited success with this product.

During fiscal 2003, we narrowed our focus and strategy from being a supplier of materials in other firms’ operations, to being capable of delivering finished products to the marketplace utilizing our Version® resin system.  During the first quarter, management commissioned a report from a third party on the market for utility poles in North America.  The reason behind the report stems from talks with a customer who had developed equipment to produce poles using our Version® resin system.  This repot indicated the size of the market was approximately U.S. $2.8 billion, and management believes that our resin system would give us a competitive edge in introducing composite poles.  In the second quarter of the year we completed a transaction with Canzeal Enterprises Ltd. for the filament winding technology relating to composite pole manufacture.  For the remainder of the year we concentrated on developing manufacturing procedures and infrastructure for utility poles and completed testing of them in order to meet industry specifications.

Additionally, we made strides in the development of composite hockey shafts using our Version® resin system and set up NVS to commence marketing those shafts. During our third quarter, we marketed the NVS hockey shafts through organizations and web sales.

In the year we also saw a decrease in our coatings business as our major customer for Uni-Seal™ product contravened repayment terms which caused us to suspend future shipments of the product to them.  Management sees this strategy of producing end products utilizing our proprietary processes and capabilities, as an opportunity to both gain exposure for our Version® resin and Uni-Seal™ industrial coatings, as well as, drive future revenue streams for the operation as a whole.

In the coming year we intend to manufacture composite utility poles of various types, expand our hockey product line and develop other "power industry" related products utilizing our Version® resin system.  Additionally, we intend to develop a sales and marketing network to sell and distribute these products.

A.

Operating Results

Fiscal Year Ended August 31, 2003 Compared With Fiscal Year Ended August 31, 2002.

Operating revenues for the year saw the reduction over the previous year of $31,446 or 9%.  This slight decrease was a mix of increases in composite and hockey shaft sales and a decrease in Uni-Seal™ and other revenues.

Total expenses increased $2,848,966 over the previous year partly owing to the establishment of an infrastructure and the testing required for entry into the utility pole and hockey shaft markets.  Additionally, we incurred the costs of becoming a registrant under the United States Securities Exchange Act of 1934 as well as, the costs required to remain compliant as a public company.

Cost of sales decreased $98,449 or 45% owing to the mix of products sold during the year.  Hockey shafts and resin sales have higher margins than our coatings products and reflect this shift in cost of sales.

Direct and product development costs increased $920,148 or 146% over last year.  Of this difference $263,948 relate to direct charges in the establishment of procedures in producing utility poles.  Another $635,355 relate to research and development of new resins, testing of the utility poles to ensure they are within specifications, as well as investigation of different processing for future products.  Included in this $635,000 difference is approximately $310,000 of stock based compensation which is a direct result in changes in Cdn. GAAP for fiscal 2003 which was not included in fiscal 2002.  Of the total $920,000 increase, we spent $253,172 with the Alberta Research Council ("ARC") and $305,805 with the National Research Council ("NRC") which are referenced in the accompanying financial statements.

Marketing and business development expenses increased $210,028 or 67% over last year primarily owing to costs to establish a market of our new hockey stick shaft.  Included in the $210,000 difference for 2003 is $46,008 in stock based compensation which as referred to above is a change in Cdn. GAAP and which was not included in the results for fiscal 2002.

General and administrative expenses increased $1,196,814 or 147% over the same period last year for the following reasons.  Payroll costs increased $506,400 in fiscal 2003 of which $98,253 is a result of stock based compensation which is a new Cdn. GAAP requirement and not included in fiscal 2002.  The balance of approximately $408,000 relates to an increase in the number of staff arising from the increased complexity of our business as we prepare for moving into a new business sector.  Professional fees and consultant fees increased $444,000 owing to new reporting and compliance requirements in Canada and the United States that public companies are required to comply with and the finalization of our company becoming a registrant under the United States Securities Exchange Act of 1934.  The remaining $246,000 includes a Bad Debts charge of $80,000 and general increases in the cost of doing business.

Interest and other charges increased $27,680 or 304% over the previous year and relate entirely to foreign exchange charges incurred.

Amortization increased $592,745 or 949% as a direct result of the increase in property, plant and equipment that we have been building in relation to utility poles and $411,500 in the amortization of the filament winding technology which we purchased in January 2003.

Our Net Loss is approximately $2,868,000 higher than fiscal 2002 owing to the factors expanded upon above in relation to development of new products and infrastructure.

U.S. GAAP Reconciliation

Note 19 of the accompanying financial statements present the differences between Cdn. GAAP and U.S. GAAP.  In the note differences in treatment relating to; intangible asset, write-down of assets, revenue and cost of sales, stock based compensation, escrow shares, comprehensive income (loss), shares to be issued and statement of cash flows are explained.

Reconciliations relating to; impact on net loss, loss per share, impact on deficit and impact on balance sheet items are presented.  Additionally, an explanation of opening share capital for fiscal 1999 and 2000 is provided as well as a listing of recent U.S. accounting pronouncements and their impact on the financial statements.

Other Items

Foreign currency fluctuations have historically had minimal impact on our business.  We endeavor to balance internally, inflows and outflows of funds based in U.S. currency.  This is accomplished through our U.S. customer base and the fact that a small segment of our suppliers are U.S. based.

There are no governmental factors that we are aware of that materially adversely effect the way we do business.

Fiscal Year Ended August 31, 2002 Compared With Fiscal Year Ended August 31, 2001.

During the fiscal year ended August 31, 2002, we revised our  operations and instituted a new business plan.  As a result of this revision, we closed our U.S. office and reduced our staffing levels in both the U.S. and Canada.  Our primary reason for these reductions was due to the poor economic outlook for the composite industry in the United States at that time and the lack of significant in-roads we had made in the composite market prior to these reductions.

In accordance with our revised business plan we extended the use of our in-house pultrusion equipment previously used exclusively for research and development, to produce end user composite pultruded parts.  To this end, we received a minimum annual commitment of $500,000 from a United States based construction supply firm.  Management anticipated that this commitment would commence immediately and that it would spur the adoption of our Version® resin system in the composite market.  This commitment was seen as moving us into the end product manufacturing sector and adding another dimension to our set of capabilities.  As the year progressed, the construction firm took delivery of less than 4% of this minimum commitment.  We viewed the cost of litigation to establish damages as not economically feasible.

Additionally, we sold our Uni-Seal USA Ltd. subsidiary's land and building for gross proceeds of U.S. $75,000.

Operations in the opinion of management constitute one business segment.

Revenues for the fiscal year ended 2002 were 27% or $74,000 higher than those for 2001 as a result of the poor economic outlook in composites and in spite of a long cool spring in 2001 which is detrimental to coatings sales.

Total expenses before under-noted items were down marginally, $7,736, owing to increases in cost of sales, direct and product development, and amortization, while all other expense captions have reported deceases.

Cost of sales as a percentage of revenue was higher by 9% owing exclusively to product mix.

Direct and product development expenses increased $468,151 over last year as a result of our development of two new Version® resins, specifically, Version® "F" and "S", as well as, the retention of the ARC to provide testing data on the Version® line.  The initial expense for ARC was approximately $185,000.  Another contributing factor to this increase was the reconfiguring of our operations to do "in-house" pultrusion.

Marketing and business development costs decreased $231,155.  This decrease is mainly due to the closing of the U.S. office and the reduction of personnel in Canada and the U.S. for this caption.

General and administration expenses decreased $279,092.  This decrease is attributable to a reduction in staff in the Edmonton office amounting to approximately $140,000 and reduced professional fees.  In fiscal 2001, we spent significant sums in making application to the United States Securities and Exchange Commission as well as preparation of debenture financing documentation.

Interest and other charges recorded a reduction of $40,607 owing to the conversion of previous note payable debt into equity as disclosed in notes 8 and 9 in the accompanying consolidated financial statements.

Write-down of capital and intangible assets were significantly lower than 2001 due to the fact that in 2001 we wrote down our development costs relating to Version® resin which had been previously capitalized.  In fiscal 2002 we wrote down the lease-hold improvements we had capitalized while in our former location in Edmonton.

Our net loss for the 2002 fiscal year was down approximately $888,000, or 34% lower, than in fiscal 2001, primarily due to the write-down of intangible assets mentioned above.

B.

Liquidity and Capital Resources

Our chief source of cash flow to date has been through the issuance of our securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain us for a period in excess of twelve months has required us to include a “Going Concern” note in our financial statements. The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

For the year ended August 31, 2003, we sustained a cash deficit from operations of $3,046,115.  This deficit is due to the fact that we are developing end products for our Version® resin system which management believes, will bolster demand for the product as other manufacturers see the beneficial properties it can bring to the final product.  To sustain operations and move forward with our objectives in fiscal 2003, we raised $5,493,897 net of transaction costs through the sale of common shares and received $305,805 in proceeds from the “NRC” for assistance with our research and development costs.  These funds are primarily a loan which is to be repaid at a rate of 1.9% of gross quarterly revenues, earned from June 1, 2005 through June 1, 2015. NRC has contributed $343,435 as at August 31, 2003 (see note 16(b) in accompanying financial statements).  Additionally, we obtained $253,172 worth of testing information from the ARC to mitigate the necessity of funding this testing from cash flow.  Under this agreement, ARC provides a maximum of $500,000 worth of services to us in exchange for equal installments of $125,000 worth of common shares based upon a formula in the agreement related to share pricing.  As at August 31, 2003, we had cumulatively used approximately $380,000 of ARC services and had only the fourth installment left to be used at that date (see note 16(c) in the accompanying financial statements).

By the middle of January 2004, we raised an additional Cdn. $6,000,000 through a private placement share issue and the exercise of warrants.  We expect that these funds will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the next six months.  It is the opinion of management, that we will require an additional Cdn.$10,000,000 to complete expansion plans for composite pole manufacture, establish a marketing and distribution system for Version® resin system and our hockey shafts, fund infrastructure completion and meet other working capital requirements.  We have applied to list our common shares on the American Stock Exchange, and we expect such listing to be completed during the first quarter of calendar 2004.  We intend to obtain the funds necessary to complete our expansion through private placements of our common shares, but we cannot assure you that we will be successful in completing such private placements on commercially reasonable terms.

During fiscal 2003 and expected in 2004, management believes that the new focus on end products will generate the funds needed through greatly improved sales and sufficient margins to ultimately eliminate the dependence on the issuing of securities to finance our operations.

As at the date of this filing our only long-term debt relates to the government assistance with NRC.  Under this arrangement we will receive up to $400,000 for pre-commercialization of our Version® "F" and Version® "S" resins.  We are required to repay these fund commencing June 1, 2005 at the rate of 1.9% of gross revenue (see note 16 in the accompanying financial statements).  As per the note, we are within the terms of the agreement and repayments commence the quarter commencing June 1, 2005.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. and U.S. dollars and our assets and liabilities are recorded in Cdn. dollars.  Approximately 60% of our sales revenue is in U.S. dollars and substantially all of our costs of sales and administrative costs are in Cdn. dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $250,000 annually for each of the last three fiscal years.  As our accounts payable are in Cdn. dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. dollar against the U.S. dollar would result in an exchange loss.

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

C.

Research and Development, Patents and Licenses

Research and development has represented a major investment for us in past years.  For the year ended August 31, 2001, we spent $163,891, on direct and product development expense, with another $632,042 spent during the year ended August 31, 2002.  While the research phase for our Version® resin program is substantially complete, ongoing product development and testing will remain a key activity for us.  During the year ended August 31, 2003, we focused our attention on processes related to utility poles and on delivery of the end product.  We also expended $635,355 on development of new resins and testing of the utility poles to ensure that they are within specifications, as well as, other processing applications for future products.

We entered into a strategic agreement with Creative Pultrusions, Inc. in February 2001, for an initial term of two years.  Creative Pultrusions has and will be providing technical assistance in the development of an extended family of Version® resins.  We are currently still working together and are in negotiations with Creative Pultrusions to extend this agreement which we anticipates will help reduce development costs in the future.

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions.  David Slaback an employee of our company and Gail Ryckis-Kite a former employee, have assigned to us a Canadian patent application and a United States patent application which  applications were made by them and which are important to our current business.  In April 2002 we received approval from the United States Patent Office for all 37 claims contained in our United States patent application filed in July 2000.

D.

Trend Information

We have designed and are offering Version® "G" as a "traditional resin replacement" product.  Although our internal cost structure, in particular unit costs, permits direct competition against the vast majority of current commodity resins, our initial strategy will be to focus on premium pricing opportunities based on Version® resin's unique features and potential for new product applications.

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

We anticipate operating margins in the 25% to 35% range during the product introduction stage.  The potential for improvement with in-house or strategic alliance manufacturing will move these margins towards the 50% range dependent upon the specific market approached.  Pricing and margins for Version® "G" variations produced for specific purposes, such as Version® "F", "C", "W", "T" and "S" or incorporating recycled crumb rubber will command higher pricing and hence higher operating margins.

Management believes based upon independent research related to utility poles, market size, general trends relating to the environment and engineering advice related to costs, that our utility pole product shows an acceptable margin and will move us towards profitability.

We are not aware of any trends related to purchasing, sales, inventory or otherwise, or any uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the net sales or revenues, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating financial condition.

E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than our Joint Venture with Euro Projects (LTTC) Limited, (“EPL”) of Rothely, England.  Under this Joint Venture (“JV”) we will be obtaining, with any third party consents, EPL’s exclusive world wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  Under the terms of the JV we will be contributing the working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions by us, the first U.S. $2,000,000 in net profits will be distributed equally and any addition profits will be distributed 85% and 15% between us and EPL respectively.

As at August 31, 2003 the JV had not done any business and as such we had not incurred any costs.

F.

Tabular Disclosure of Contractual Obligations

We have operating leases related to offices and plant facilities as described in note 10 of the financial statements.  At present the only determinable future payments are those leases set forth below.  Note 10 also indicates royalties related to the sale of Uni-Seal™ product and the sale of utility poles. These payments are purely based upon sales and are not determinable at this time.

Caption	Total	1 yr and less	2-3 years	4-5 years	More than 5 yrs.
Operating leases	1,921,783	216,619	594,939	491,738	618,487

ITEM 2.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the names of our directors and executive officers.

Name and Office held in Resin	Age	Principal business activities performed Outside the Company during the past Five Years
Dr. Brian Carpenter Chairman and Director	57	One of our original founders and Chairman since 1995. President of BYO Balance Ltd. a holistic health care facility, since 1990.
Greg Pendura President, Chief Executive Officer and Director	55	One of our original founders and President and Chief Executive Officer since July 3, 2001. Executive Vice President and Director from July 1995 until July 3, 2001.
David Slaback Vice-President, Operations and Director	42

Director, Customer Relations and Technical System from March 1999.  From September 1998 until March 1999 Vice-President of Uni-Seal USA, Ltd.  Prior thereto, Vice-President of Uni-Seal Coatings Company, an industrial coatings company, from 1992 to September 1998.

Dwayne Hunka Director	46	Director since September 17, 1998. President of Waiward Steel Ltd., a steel fabrication company, since 1978.
Zsolt Feketekuty	58	Director since February 2004, Mr. Feketekuty is a chartered accountant with a public practice in Edmonton since 1989.
Paul Giannelia Chief Executive Officer of RS Technologies (a division of Resin)	55	Chief Executive Officer of RS Technologies, a division of Resin, since September 2003. President of SCI Group of Companies since 1977 to present.
Michael Giannelia Vice-President, Commercial of RS Technologies (a division of Resin)	41	Vice-President, Commercial of RS Technologies, a division of Resin, since December 2003, Manager of Project Administration for Aecon Group Inc. from May 1998 to November 2003.
Mark Warren Vice-President, Technical of RS Technologies (a division of Resin)	32

Vice-President, Technical of RS Technologies, a division of Resin, since June 2003.  Project Manager of Aecon Group Inc., a construction and infrastructure development company, from June 1998 to June 2003.

Keith Gerrard Controller	48	Controller since April 2000. Prior thereto, Controller of Cage Transport Ltd., an oilfield transport company, since February 1997.

There are no arrangements or understandings between us and any director or executive officer and any other person pursuant to which such director or executive officer was selected and, with the exception of Paul and Michael Giannelia who are brothers, there is no family relationship between any such director or executive officer and any other such director or executive officer.

B.

Compensation

Directors

We do not pay fees to directors, but from time to time have granted stock options to directors.  In addition, directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Executive Officers

Alberta securities legislation requires disclosure of particulars of compensation paid to the Executive Officers by us or any of our subsidiaries for services rendered during the most recently completed fiscal year.  For these purposes, "Executive Officer" means:

-

the Chairman and any Vice-President of the board of directors who performs the functions of that office on a full-time basis;

-

the President or any Vice-President in charge of a principal business unit such as sales, finance or production; or

-

any officer of Resin or any subsidiary who performs a policy making function in respect of Resin, whether or not that officer is also a director of Resin or such subsidiary.

-

Similarly, British Columbia securities legislation requires disclosure of particulars of compensation paid to each of the following "Named Executive Officer" in each of the three most recently completed fiscal years:

-

the Chief Executive Officer or an individual who acted in a similar capacity at any time during the most recently completed fiscal year;

-

each of the four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year, and whose total salary and bonus exceeds $100,000 per year; or

-

any additional individuals for whom disclosure would have been provided under the previous bullet point but for the fact that the individual was not serving as an executive officer of Resin at the end of the most recently completed fiscal year.

The following table sets forth all compensation paid to the our Chief Executive Officer during the three fiscal years ended August 31, 2003.  No other executive officer of our company received a salary and bonus exceeding, in the aggregate, $100,000 during the fiscal year ended August 31, 2003.

Name and Principal Position	Fiscal Year	Annual Compensation			Securities Under Stock Options Granted (#)	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
Greg Pendura (1)	2003	105,996	Nil	Nil	Nil	Nil
	2002	96,360	Nil	Nil	500,000	Nil
	2001	88,410	Nil	Nil	Nil	Nil
John McCrae (2)	2001	120,000	Nil	Nil	Nil	Nil

Notes:

1.

Mr. Pendura was appointed our President and Chief Executive Officer July 3, 2001.

2.

Mr. McCrae commenced his employment with our company as its President and Chief Executive Officer effective July 1, 1999 and resigned July 3, 2001.

During the fiscal year ended August 31, 2003, the following directors exercised options on our common shares.  No stock appreciation rights, warrants or other rights to purchase our common shares were granted to any directors during this period.

                      Options Granted                     Options Exercised

                         Expiration   Exercise   Date of            Exercise

               Number       Date        Price    Grant     Number      Price

Len Danard      Nil

    N/A          N/A

  N/A

100,000   $0.34

David Slaback   Nil

    N/A

    N/A

  N/A

150,000   $0.34

Other than the share option plan described under "Options to Purchase Securities from Registrant or Subsidiaries", we do not have any plans, which provide compensation as an incentive for performance over a period longer than one fiscal year.  We have no retirement plan, pension plan or other form of retirement compensation for our employees.

A.

Board Practices

Directors are elected annually at our annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders.  Our articles stipulate that the board of directors shall consist of a minimum of one and a maximum of 15 directors.  Vacancies created by departing directors may be filled by the Board of Directors between annual shareholders meetings.

There are no service contracts between us and any of our directors.

Audit Committee

Our Audit Committee currently consists of Brian Carpenter, Dwayne Hunka, and Zsolt Feketekuty, selects and engages, on behalf of Resin, the independent public accountants to audit Resin’s annual financial statements, and reviews and approves the planned scope of the annual audit.  The Audit Committee has direct communication channels with the auditors to discuss and review specific issues as appropriate.  The Audit Committee’s duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of Resin’s management information systems and internal control procedures and reviewing the adequacy of Resin’s processes for financial reporting.  The Audit Committee reports its findings with respect to such matters to our Board of Directors.

B.

Employees

The following table sets forth the number of our employees and our operating subsidiaries at the end of the last three fiscal years, including their main category of employment and geographic location.  These numbers exclude executive officers who are employees, but include consultants on long term contracts.  None of these employees are presently covered by any collective bargaining or union relationship.

	2003		2002		2001
	Canada	U.S.	Canada	U.S.	Canada	U.S.
Operations	24	1	4	NIL	3	2
Accounting	2	NIL	1	NIL	1	NIL
Administration	9	NIL	1	NIL	1	NIL
Total	35	1	6	NIL	5	2

C.

Share Ownership by Directors and Executive Officers

The following table sets forth the number of common shares and options held by each person listed in subsection 6.B as at January 31, 2004.

Name	Approximate Number Of Common Shares Held Directly Or Indirectly(4)	Percentage Of Total Common Shares Issued And Outstanding As At January 31, 2004	Options Granted	Option Exercise Price	Option Expiry Date

Dr. Brian Carpenter	3,352,826(1)	6.0%	100,000 100,000 200,000 200,000	$0.34 $0.40 $0.40 $0.80	Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

Greg Pendura	Nil(2)	Nil	200,000 150,000 100,000 250,000 100,000	$0.40 $0.34 $0.40 $0.40 $0.80	Apr 1, 2005 Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

David Slaback	540,071(3)	1.0%	40,000 100,000 300,000 100,000	$0.40 $0.40 $0.40 $0.80	Apr 1, 2005 May 3, 2007 May 21, 2007 Dec 23, 2008

Dwayne Hunka	75,000	0.13%	100,000 100,000 100,000	$0.34 $0.40 $0.80	Nov 19, 2006 May 3, 2007 Dec 23, 2008

Paul Giannelia	125,000	0.2%	150,000 100,000 1,000,000 1,223,000	$0.55 $0.57 $1.18 $1.14	Dec 1, 2007 Dec 17, 2007 Jan 5, 2008 Sept 22, 2008

Michael Giannelia	13,333	0.02%	Nil	N/A	N/A

Mark Warren	13,333	0.02%	Nil	N/A	N/A

Keith Gerrard	15,550	0.03%	40,000 40,000 37,500	$0.34 $0.65 $0.40	Aug 20, 2005 July 10, 2006 May 21, 2007

Notes:

1.

3,000,352 of these common shares are held by JMC Investments Ltd., a company whose voting securities are owned as to 100% by Dr.  Carpenter's spouse, Jeanne M.  Carpenter.

2.

2,821,107 of our common shares are owned by a trust established pursuant to the laws of Barbados, the beneficiaries of which are Mr. Pendura's wife and his children.

3.

Mr. Slaback owns 12% of the issued and outstanding share of USCC Holding Company, which owns 4,500,596 Common Shares.

4.

The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to us by the respective individuals.

Options to Purchase Securities from Registrant or Subsidiaries

Share Option Plan

At the Annual and Special Meeting of shareholders held on December 4, 2003 our shareholders approved a share option plan which provides that our Board of Directors may from time to time, in their discretion, grant to our directors, officers, employees and consultants, or any subsidiary of ours, options to purchase common shares, provided that the number of common shares reserved for issuance under the share option plan shall not exceed 9,500,000 common shares.  In addition, the number of common shares reserved for issuance upon exercise of options granted to any one person shall not exceed five percent (5%) of the issued and outstanding common shares.

The Board of Directors determines the price per common share and the number of common shares, which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of TSX Venture Exchange.  The price per common share set by the Board of Directors shall not be less than the last price at which a full board lot of common shares was, on the last business day prior to the date on which such option is granted, traded on TSX Venture Exchange or such other principal market on which the common shares are then traded, less the applicable discount permitted (if any) by such applicable exchange or market.  Options under the stock option plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant of our company, or our subsidiary, the option of the holder shall be limited to the number of shares purchasable by him immediately prior to the time of his cessation of office or employment and he will have no right to purchase any other shares.  Options must be exercised within 30 days of termination of employment or cessation of position with our company, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the option must be exercised within 12 months after such death, subject to the expiry date of such option.

Under Canadian GAAP for years ended August 31, 2002 and 2001, there is no requirement to record compensation expense on the issue of stock options or stock to employees, directors or consultants.  Under U.S. GAAP for stock and stock options issued to employees the Company has adopted the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the price the employee or director is required to pay.  Under U.S. GAAP, stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

The outstanding share options granted to officers, directors, employees and consultants of our company as of January 31, 2004 are set forth below.

	Number Of Common Shares Under Option	Exercise Price	Expiry Date
Dr. Brian Carpenter Chairman and Director	100,000 100,000 200,000 200,000	$0.34 $0.40 $0.40 $0.80	Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

Greg Pendura President, Chief Executive Officer and Director	200,000 150,000 100,000 250,000 100,000	$0.40 $0.34 $0.40 $0.40 $0.80	Apr 1, 2005 Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

David Slaback Director	40,000 100,000 300,000 100,000	$0.40 $0.40 $0.40 $0.80	Apr 1, 2005 May 3, 2007 May 21, 2007 Dec 23, 2008

Dwayne Hunka Director	100,000 100,000 100,000	$0.34 $0.40 $0.80	Nov 19, 2006 May 3, 2007 Dec 23, 2008

Paul Giannelia Chief Executive Officer of RS Technologies (a division of Resin)	150,000 100,000 1,000,000 1,223,000	$0.55 $0.57 $1.18 $1.14	Dec 1, 2007 Dec 17, 2007 Jan 5, 2008 Sept 22, 2008

Michael Giannelia Vice-President, Commercial of RS Technologies (a division of Resin)	Nil	N/A	N/A

Mark Warren Vice President, Technical of RS Technologies (a division of Resin)	Nil	N/A	N/A

Keith Gerrard Controller	40,000 40,000 37,500	$0.34 $0.65 $0.40	Aug 20, 2005 July 10, 2006 May 21, 2007

Employees and Consultants	10,000 30,000 175,000 40,000 85,000 250,000 300,000 500,000 50,000 50,000 25,000 200,000	$0.40 $0.92 $0.34 $0.50 $0.40 $0.40 $0.56 $0.57 $0.89 $1.00 $0.90 $0.80	Apr 1,2005 Aug 30, 2005 Nov 19, 2006 Feb 1, 2007 May 21, 2007 Jul 31, 2007 Nov 21, 2007 Dec 17, 2007 Apr 14, 2004 Mar 27,2006 Nov 5,2008 Dec 11,2008
Total Officers and Directors (8) Total Employees and Consultants (30)	4,830,500 1,715,000

Total Share Options Outstanding	6,545,500

ITEM 1.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Our authorized capital consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.  As of January 31, 2004 we had a total of 55,800,240 common shares issued and outstanding.  There are no preferred shares issued and outstanding.

To the knowledge of our directors and senior officers, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to our issued and outstanding common shares as at January 31, 2004 except as set forth below:

Name	Designation Of Class	Number Of Common Shares Owned	Percentage of Issued and Outstanding Common Shares as at January 31, 2004
USCC Holding Company(1)	Common Shares	4,500,596	8.8%
Dr. Brian Carpenter	Common Shares	3,352,826(2)	6.5%
The Island Reef Trust(3)	Common Shares	2,821,107	5.5%

Notes:

1.

To our knowledge, the individuals who have ownership of, or control or direct, more than 10% of the securities of USCC Holding Company are David Slaback, Lois Slaback and Dirk Slaback.

2.

3,000,352 of these common shares are held by JMC Investments Ltd., a company whose voting securities are owned as to 100% by Dr.  Carpenter's spouse, Jeanne M.  Carpenter.

3.

The Island Reef Trust is a trust established pursuant to the laws of Barbados, the beneficiaries of which are Greg Pendura's wife and children.

Except for Greg Pendura's disposition of all the common shares of our company owned by him to The Island Reef Trust effective May 22, 2003, there have been no significant changes in the percentage ownership held by any major shareholders during the past three years.

Escrowed Securities

As at October 31, 2003 there were 8,729,604 of our common shares held in escrow pursuant to the terms of a TSX Venture Exchange escrow agreement dated October 15, 2002 among us, Computershare Trust Company of Canada, Brian Carpenter, Greg Pendura and USCC Holding Company.  The escrowed common shares will be released from escrow as follows:  484,978 of the common shares will be released on each of April 15, 2004 and October 15, 2004; and 969,956 of the common shares will be released on each of April 15 and October 15, 2005, 2006, 2007 and 2008.

Voting Rights and Control by Shareholders

Our major shareholders do not have different voting rights from other shareholders.

As of January 31, 2004, 9,851,865 common shares, representing 17.66% percent of our 55,800,240 outstanding common shares were owned by 60 holders having an address of record within the United States.

To the knowledge of our officers and directors, we are not directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons, severally or jointly.

There are no arrangements known to us, which may, at a subsequent date, result in a change in control.

A.

Related Party Transactions

We are not aware of any material transaction in the last three fiscal years involving any director, executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing, other than as set forth herein and in the table below.  All of the following related party transactions were outstanding prior to the enactment in July 2002 of the Sarbanes-Oxley Act of 2002.

Name and Principal Position	Involvement of Resin	Largest Amount Outstanding During the Three Fiscal Years Ended August 31, 2003	Amount Outstanding as at January 31, 2004	Security for Indebtedness
Dr. Brian Carpenter Chairman of the Board and Director	Lender	$40,000(1)	$40,000	200,000 common shares
Greg Pendura President and Chief Executive Officer and Director	Lender	$65,000(1)	$43,000	325,000 common shares
David Slaback Vice President, Operations and Director	Lender	$86,000(2)	Nil	150,000 common shares
Dwayne Hunka Director	Lender	$15,000 (1)	$15,000	75,000 common shares
E. Douglas Grindstaff Former Director	Lender	$193,540 (3)	Nil	483,850 common shares and 483,850 warrants of Resin

Notes:

1.

On May 24, 2000 we loaned the directors and officers set forth in the table above an aggregate of $150,000 in order to enable them to exercise stock options to acquire an aggregate of 750,000 common shares of our company.  The loans were evidenced by interest free promissory notes with no fixed terms of repayment and were secured by the pledge of 750,000 common shares of our company acquired on exercise of the options.

2.

The $86,000 is comprised of a $30,000 loan made by us to Mr. Slaback on May 24, 2000 as described in note (1) above and a $56,000 interest free relocation loan made by us to Mr. Slaback in 1999 which loan was repaid in full during the 2001 fiscal year.

3.

On July 11, 2002, in connection with consulting services to be provided to us by Mr. Grindstaff, we loaned Mr. Grindstaff $193,540 to subscribe for 483,850 units of our company, each unit consisting of one common share and one warrant of our company, each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.60 per share until June 30, 2003.  The loan was evidenced by an interest free promissory note with no fixed terms of repayment and was secured by the pledge of 483,850 common shares and 483,850 warrants of our company.

A.

Interests of Experts and Counsel

Not applicable.

ITEM 2.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated herein are the consolidated financial statements for the fiscal years ended August 31, 2003, 2002 and 2001.

As at the date of filing we were not involved in any lawsuits.

We have never paid dividends.  We intend to retain our earnings for use in the business and do not expect to pay dividends on our common shares in the foreseeable future.

B.

Significant Changes

No significant changes.

ITEM 3.

THE OFFERING AND THE LISTING

A.

Offer and Listing Details

Price History

Our predecessor public company, Summerwood Industries Inc. began trading as a capital pool company, on The Alberta Stock Exchange in March 1997.  On September 15, 1998, Recycled Solutions for Industry Inc. completed a reverse acquisition and acquired 100% of Summerwood Industries Inc. Recycled Solutions continued to trade on The Alberta Stock Exchange under the symbol "RS".  On May 8, 2000, the company changed its name to Resin Systems Inc., but retained the "RS" symbol.  The high and low market prices for the common shares on the TSX Venture Exchange, formerly the Canadian Venture Exchange Inc. (formed by the merger of The Alberta Stock Exchange and the Vancouver Stock Exchange), and the Alberta Stock Exchange for the relevant periods are listed below.

Trading for the Months Ended	High (Cdn. $)	Low (Cdn. $)
January 2004	0.93	0.76
December 2003	0.90	0.74
November 2003	1.00	0.80
October 2003	1.10	0.89
September 2003	1.25	0.90
August 2003	1.00	0.89
Trading for the Quarters Ended	High (Cdn. $)	Low (Cdn. $)
August 31, 2003	1.01	0.75
May 31, 2003	1.15	0.71
February 28, 2003	1.56	0.48
November 30, 2002	0.65	0.40
August 31, 2002	0.65	0.31
May 31, 2002	0.53	0.30
February 28,2002	0.60	0.29
November 30,2001	0.50	0.20

Trading for Fiscal Years Ended August 31	High (Cdn. $)	Low (Cdn. $)
2003	1.56	0.40
2002	0.65	0.20
2001	1.70	0.35
2000	0.85	0.16
1999	2.10	0.21

Transfer and Transferability

The transfer of our common shares is managed by our transfer agent, Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade in Canada on the TSX Venture Exchange under the trading symbol "RS".  Non-Canadian investors are also able to trade our common shares over the facilities of this exchange.  In addition, on August 5, 2003 our common shares began being quoted in the United States on the Over The Counter Bulletin Board Market under the trading symbol "RSSYF".

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 4.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Please refer to Resin Systems Inc. Form 20-F registration statement filed on December 19, 2000.

Material Contracts

On July 31, 1996, we entered into a License Agreement with Uni-Seal Coatings Company, which gave us the right to market the coatings product (Uni-Seal) throughout the world, except for those provinces of Canada lying east of Manitoba.

On May 24, 2000, we received promissory notes in return for the issuance of common shares pursuant to the exercise of 750,000 options by directors and officers of the company at an exercise price of $0.20 per share.  These notes totaling $150,000 are interest free and have no fixed term of repayment.  As collateral for the notes we are holding the 750,000 shares.  As at August 31, 2003 certain directors and officers have paid a total of $52,000 reducing the notes to which 260,000 shares have been released.

In February 2002, we signed a lease for premises at 14604 – 115 A Avenue, Edmonton to house our office and plant for a period of five years.  The lease has a renewable option for another five years and provide us with the space required for our operations and its anticipated growth.

We entered into a collaborative research and development agreement dated effective April 1, 2002 with the Alberta Research Council Inc. whereby the Alberta Research Council's test center capabilities would be utilized to present evaluative and comparative product data for the Version® family of resins.  Pursuant to the agreement, the Alberta Research Council will provide $500,000 of research and development services to us over the term of the agreement in exchange for common shares.  To date the Alberta Research Council has provided $250,000 of research and development services to us in consideration for 441,847 common shares.

Also in April 2002, we entered into an agreement with the National Research Council of Canada to further develop our family of Version® resins.  The support from the National Research Council is intended to expedite the further development of our Version® resin system for the large pultrusion and filament winding composite markets.  We expect to use the proceeds of a $400,000 repayable contribution from the National Research Council's Industrial Research Assistance Program to focus on pre-commercialization and development funding for Version® "F" and "S", two products being designed for flame retardancy and processing speed applications.  Pursuant to the agreement, we are required to repay 1.9% of our gross revenues derived from Version® resin systems developed through the use of the National Research Council funds commencing June 1, 2005 through to March 1, 2010 to a maximum of the $400,000 contribution made by the National Research Council.  However, if by March 1, 2010 we have not repaid an amount equal to the $400,000 contribution, we must make payments equal to 1.9% of our gross revenues (whether or not they were derived from the Version® resin systems developed through the use of the National Research Council funds), until either the $400,000 contribution is repaid or June 1, 2015.

On May 1, 2002, we entered into a supply agreement with Dow Chemical Canada, Inc. pursuant to which Dow agreed to supply us with base chemicals used by us to manufacture our Version® resins.  The agreement expired on December 31, 2003, but we have received verbal continuance of the supply agreement and are awaiting written confirmation.

In May 2002, we commenced a private placement for a maximum of 3,750,000 units at a price of $0.40 per unit.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.60 per share at any time on or before June 30, 2003.  The private placement was fully subscribed.

In July 2002, we provided Douglas Grindstaff a loan in the amount of $193,540 CAD, payable on demand and used to acquire in the above private placement 483,850 units of our securities.  The loan is evidenced by an interest free promissory note and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount is due within sixty days.  As collateral for the note, we are holding the 483,850 units.  As at August 31, 2003 the balance outstanding was $31,540 and as at the date of this filing has been fully repaid.

Effective October 15, 2002, we entered into a TSX Venture Exchange escrow agreement among Computershare Trust Company of Canada, Brian Carpenter, Greg Pendura and USCC Holding Company.  Originally, 9,699,560 common shares were held in escrow by Computershare Trust Company of Canada, as escrow agent pursuant to the terms of the agreement.  As at October 31, 2003 there were 8,729,604 of our common shares held in escrow which shares will be released from escrow as follows:  484,978 of the common shares will be released on each of April 15, 2004 and October 15, 2004; and 969,956 of the common shares will be released on each of April 15 and October 15, 2005, 2006, 2007 and 2008.

At the October 15, 2002 Annual and Special Meeting, we approved a revised Stock Option Plan.  This plan, dated September 23, 2002 revised the previous Stock Option Plan, dated June 10, 1996.  This new plan, which was adopted to agree with the new TSX Venture Exchange policy, increased the number of options that could be set to 20% (from 10%) of the currently outstanding common shares.

In December 2002 we commenced a private placement for 6,000,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half common share warrant exercisable at $0.75 per share at any time on or before January 9, 2004.

On January 6, 2003, we entered into an asset purchase agreement with Canzeal Enterprises Ltd. and Bruce Elliott pursuant to which we completed the arm's length acquisition of the worldwide right, title and interest in and to all intellectual property assets of Canzeal related to the design, manufacture and distribution of composite poles in consideration of the following:

a.

we issued Canzeal 3,000,000 units at an aggregate deemed price of $1,500,001, each unit comprised of one (1) common share and one-half of one warrant of our company, each whole warrant entitling the holder thereof to purchase one (1) common share of our company at an exercise price of $0.75 per share at any time on or before January 6, 2004;

b.

we will pay Canzeal a royalty (payable quarterly) until January 6, 2007 equal to the sum of:  (i) 3.5% of the net revenues received by us from the sale of composite poles manufactured by us using the assets, and (ii) one-half of any royalties received by us from a third party licensee (up to a maximum of 3.5% of the net revenues generated by a third party licensee) pursuant to a license granted to use the assets to manufacture and sell composite poles; and

c.

we granted Canzeal a right of first refusal to build line equipment for our third party licensees to manufacture composite poles based on the assets as well as 50% of the profits generated by us from the sale of line equipment built by Canzeal to third party licensees, provided that Canzeal shall not charge us in excess of 5% more than a bona fide quote we have received from a third party to build such equipment.

In January 2003, we sold the non-North American rights to our Version Technology and our Filament Winding Technology, at fair market value, to our subsidiary Resin Systems International Ltd. (“RSIntl”).  This allows RSIntl to engage in transactions world-wide with the exception of North America and establish its own client and trading base.  We also entered into a cost sharing agreement with RSIntl for the development of new technologies, products and improvements.

On January 9, 2003, we entered into a distribution and option for manufacturing agreement with Harwell Hesco Electric Supply Co.  Limited, an Ontario corporation, appointing Harwell Hesco as the eastern Canadian distributor of our composite poles and granting Harwell Hesco an option to become our exclusive agent entitled to manufacture and supply our composite poles in eastern Canada.  The initial term of the agreement is for two years, which is extendible by mutual agreement between the parties.

Additionally in January 2003, we signed two offers to lease for additional production facilities at 14650 – 112 Avenue, Edmonton, Alberta.  These premises are earmarked for the exclusive production of utility poles.

In March 2003, we entered into an agreement with Euro-Projects (LTTC) Ltd. (“EPL”) for support in developing composite utility pole standards, specifications and data enabling us to move forward with pole production.  Included in this agreement EPL is completing design and construction parameters, developing computer software for the design process, along with training and support services for production.

On June 1, 2003, we entered into an employment contract with Mr. Mark Warren who has become our Vice-President of Technical.  Under his contract Mr. Warren will receive a salary of Cdn. $9,000 per month with a bonus structure based upon the production rates of utility poles.

On August 1, 2003, we signed consulting agreements with Mr. Philip Lockwood an engineer who is providing solutions for modular design for composite utility poles, design and installation work methods, “next generation” filament winding equipment and work methods.  Under the agreement with Mr. Lockwood he is paid Cdn. $10,000 per month plus an additional consulting fee of on completion of his assignment.  Additionally we signed an agreement with Mr. Paul Diemert for the development of and implementation of sales and marketing strategies, plans, procedures and structure.  Additionally, Mr. Diemert is working on these tasks for our composite utility poles and accessories, our hockey shaft and all terrain boards, “Twin-Tex products and our Version resin system.  Mr. Diemert’s agreement calls for payment of Cdn.$8,000 per month plus additional consulting fees upon reaching sales of Cdn. $2,000,000. On August 30, 2003, we entered into a Joint Venture with our wholly owned Barbadian subsidiary Resin Systems International Ltd. and Euro Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the Joint Venture in exchange for working capital contributions by our company and the use of our manufacturing facilities.  At the same time and as part of the joint venture agreement, the parties entered into a technology license agreement governing the use of Euro-Project's technology, an agreement for Euro-Project to provide design, support and consulting services to us, and an operating agreement, which also included RS Technologies Inc., under which our company conducts the day to day operations of the Joint Venture.

On September 26, 2003, we entered into a lease for office space at #400, 2421 – 37 Avenue NE, Calgary, Alberta with The Great West Life Assurance Company.  This office space has an initial term running to March 31, 2011, with two five-year renewal options.  It will house our operating division RS Technologies who are responsible for day to day operations and development of future products and markets initially within North America.

On October 17, 2003, we entered into an agreement with Source Capital Group Inc. (“SCG”) of Westport, Connecticut, to provide financial advisory services for us as we enter into the U.S. market.  Additionally, SCG will assist in any financing activities we choose to engage in the United States.  Payment called for an initial retainer of U.S. $10,000 and $5,000 per month thereafter.  Any financing would entitle SCG to 5% cash and 5% of units raised by them.  The contract ended on November 30, 2003.

On November 7, 2003, we entered into a services agreement with Thorpe Beeston Investments Ltd. (“TBI”) of London, England.  Under the terms of the agreement TBI will help us develop market awareness strategies for Europe and North America, assist in corporate positioning and messaging, create and distribute corporate materials, introduce us to third-party analysts, distribute shareholder awareness reports and introduce us to financial institutions/broker dealers for the purpose of attracting investment capital or research coverage.  TBI has a total budget of U.S. $540,000 which includes TBI’s time, materials and all other expenses with the exception of travel and business expenses.  The term of the agreement covers November 7, 2003 through July 7, 2004 inclusive.

On November 19, 2003, we entered into a distribution and representation agreement with R.R. Interior Power & Electric Ltd. (“RRI”) of Williams Lake, British Columbia.  The term of the agreement runs through to December 31, 2006 with a one year automatic renewal term.  RRI has the exclusive rights to distribute our composite utility poles and other utility products we produce in British Columbia, Yukon and Northwest Territories.  RRI under the agreement is required to meet certain sales quotas during the course of the agreement.

In January 2004, we entered into another distribution and representation agreement with R.R. EECOL Electric Inc. (“EECOL”) of Calgary, Alberta.  The term of the agreement runs through to June 30, 2007 with a one year automatic renewal term.  EECOL has the exclusive rights to distribute our composite utility poles and other utility products we produce in Alberta, Saskatchewan and Manitoba.  EECOL under the agreement is required to meet certain sales quotas during the course of the agreement.

C.

Exchange Controls

Except as discussed in "taxation" below, we are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of common shares.  Except as discussed below, we are not aware of any limitations on the right of non-Canadian owners to hold or vote common shares imposed by Canadian federal or provincial law or by us.

The Investment Canada Act (the "Act") governs the acquisition of control of a Canadian business by a non-Canadian person.  The Act provides, among other things, for a review of an investment in the event of an acquisition of control of a Canadian business in the following circumstances:

1.

if the investor is a non-Canadian and is not a World Trade Organization ("WTO") investor (as defined in the Act), any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000; and

2.

if the investor is a non-Canadian and is a WTO investor, any direct acquisition having an asset value exceeding for 2004 $223,000,000 unless the business is involved in uranium production, financial services, transportation services or a cultural business in which case the lower threshold and different rules apply.

An indirect acquisition of control by a WTO investor is generally not reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business.

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding voting shares of a Canadian corporation without being deemed to have acquired control, and that a non-Canadian investor holding greater than 1/3 but less than 1/2 of the issued and outstanding voting shares of a Canadian corporation is deemed to have acquired control subject to a rebuttable, presumption to the contrary (i.e.  providing evidence of another control person or control group holding greater number of voting shares).

The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for a reviewable transaction.  The notification process consists of filing a notification within 30 days following the implementation of an investment.

D.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (“Tax Act”), the regulations thereunder, the current publicly announced administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof.  The description is not exhaustive of all possible Canadian federal income tax consequences and, except for the specific proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, law or treaty.

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

A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are "taxable Canadian property" within the meaning of the Tax Act and no relief is afforded under any applicable tax treaty.  The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class of our common shares belonged to the non-resident persons with whom the non-resident did not deal at arm's length.

Material United States Federal Income Tax Consequences

The following is a general discussion of principal United States federal income tax consequences that may apply to a "U.S. Holder" (as defined below) of common shares.  This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis.

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

Distributions on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Under current law, certain dividends received by individuals are taxed at lower rates than items of ordinary income.  Any Canadian tax withheld with respect to a distribution may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions.  See "Foreign Tax Credit" below.  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.

In the case of distributions in Cdn. dollars, the amount of the distribution generally will equal the United States dollar value of the Cdn. dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the U.S. Holder, and the U.S. Holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of foreign currency received.  Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit.  The availability of the foreign tax credit, and the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize a gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares.  This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.  S.  Holder, and will be a long-term capital gain or loss if the U.S. Holder has held the shares for more than one year.  Under current law, long-term capital gains of individuals are taxed at lower rates than items of ordinary income.  Deductions for net capital losses are subject to limitations.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income.

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we are a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  U.S. persons should consult with their own tax advisors with regard to the impact of these rules.  However, we believe that we are not a PFIC.

Backup Withholding Tax

Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of our common shares within the United States by a non-corporate U.S. Holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules.  Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a U.S. Holder’s United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

E.

Dividends and Paying Agents

No dividends have been paid on any of our shares and we do not expect to pay dividends on our shares in the foreseeable future.

F.

Statement by Experts

Not applicable.

G.

Documents on Display

Our documents may be viewed at our head office 14604 - 115 A Avenue, Edmonton, Alberta, Canada.

H.

Subsidiary Information

We have seven subsidiary companies of which six are wholly owned and one is 85% owned.  The wholly owned subsidiaries are Resin Systems Incorporated, Resin Systems International Ltd., Resin Systems Sales Limited, Uni-Seal USA Ltd., RS Technologies Inc. and New Version Sport Inc. The 85% owned subsidiary is Uni-Seal Moulding Technologies Inc. All of the subsidiaries are inactive at this time, with the exception of Resin Systems International Ltd. and New Version Sport Inc.

ITEM 5.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. and U.S. dollars and our assets and liabilities are recorded in Cdn. dollars.  Approximately 60% of our sales revenue is in U.S. dollars and substantially all of our costs of sales and administrative costs are in Cdn. dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $250,000 annually for each of the last three fiscal years.  As our accounts payable are in Cdn. dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. dollar against the U.S. dollar would result in an exchange loss.

We monitor foreign exchange rates but have not taken action to date to reduce our exposure to significant fluctuations in currency exchange rates.  Management will review our exposure and will take such remedial steps as it considers necessary.

Our interest expenses and income are subject to changes in interest rates.  We have no outstanding debt other than that repayable to the National Research Council which is not subject to commercial interest rates.  Management has determined that fluctuation of up to 10% in interest rates would not materially affect our financial position or results of operations.

ITEM 6.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

#

PART II

ITEM 7.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 8.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 9.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of our fiscal year ended August 31, 2003, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal financial controls will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended August 31, 2003, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 10.

(RESERVED)

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has appointed a new director who is our audit committee financial expert.  Mr. Zsolt Feketekuty, CA, MBA, is a Chartered Accountant with his own firm located in Edmonton.

ITEM 16B.

CODE OF ETHICS

We have adopted a "code of ethics" (as that term is defined in Form 20-F) (the "Code of Ethics") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  We will provide a copy of the Code of Ethics without charge, upon request, to anyone who requests it.  Copies of the Code of Ethics may be requested by contacting our Controller at our principal office located at 14604 - 115A Avenue, Edmonton, Alberta, Canada, T5M 3C5 (telephone (780)482-1953).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP during fiscal 2002 and 2003:

(US$ thousands)	2002	2003
Audit Fees.......................................................	$62,414	$83,522
Audit-Related....................................................
Tax Fees.........................................................	1,300	--
All Other Fees...................................................	--	--
Total............................................................	$63,714	$83,522

a.

Audit Fees

Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

b.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.  During fiscal 2002 and 2003, the services provided in this category relate directly to advice and services required to complete our Form 20F registration and annual filing for 2002 and 2003 respectively.

c.

Tax Fees

During fiscal 2002 these fees relate to possible alternatives we had relating to certain financing opportunities.  In fiscal 2002 we moved our tax advice and service requirements to an independent firm in order to ensure KPMG LLP independence

d.

All Other Fees

We do not have any other services provided by KPMG LLP other than those stated above.

e.

(1) Audit Committee Approval

All audit and non-audit services to be provided by our auditors are and will be pre-approved by our audit committee.

(2) Services Approved Pursuant to the De Minimus Exception

None of the fees reported in paragraphs (b) through (d) of this Item 16C were approved by our audit committee of the board of directors pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

f.

Not applicable.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

`

#

PART III

ITEM 1.

FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report.

Management's Responsibility for Financial Statements	MR 1
Auditor's Report to Shareholders	FS 2
Comments by Auditor for U.S. Readers on Canada -
U.S. Reporting Differences	FS 3
Consolidated Balance Sheets	FS 4
Consolidated Statements of Loss and Deficit	FS 5
Consolidated Statements of Cash Flows	FS 6
Notes to Consolidated Financial Statements	FS 7

ITEM 2.

FINANCIAL STATEMENTS

Not applicable.

ITEM 3.

EXHIBITS

Exhibit	Description
1.	ARTICLES OF INCORPORATION AND BY-LAWS
1.1*	By-Laws relating generally to the transaction of the business and affairs of Resin Systems Inc., and defining the Rights of Shareholders – dated September 17, 1998
1.2*	Certificate of Incorporation for Recycled Solutions for Industry (RSI) Inc. – dated July 26, 1995
1.3*	Certificate of Amendment of name change from Recycled Solutions for Industry (RSI) Inc., to Recycled Solutions for Industry Inc. – dated May 2, 1996
1.4*	Certificate of Incorporation for Summerwood Industries Inc. – dated June 11, 1996
1.5*	Certificate of Amendment of name change from Recycled Solutions for Industry Inc., to Resin Systems Inc. – dated May 5, 2000
2.	INSTRUMENTS DEFINING RIGHTS OF HOLDERS OF EQUITY SECURITIES BEING REGISTERED
2.1	See 1.1 above
4.	MATERIAL CONTRACTS
4.1*	License Agreement between Uni-Seal Coatings Company and Recycled Solutions of Industry Inc. – dated July 31, 1996
4.2*	Promissory Note between Resin and Officers and Directors - dated May 24, 2000
4.3	Lease between N.G. Campbell Holdings Ltd. and Resin Systems Inc. in respect of 14604 – 115 A Avenue, Edmonton, Alberta - dated February 1, 2002
4.4***	Collaborative Agreement between Resin Systems Inc. and the Alberta Research Council – dated March 28, 2002
4.5**	Repayable Contribution Agreement between Resin Systems Inc. and the National Research Council – dated April 23, 2002
4.6**	Private Placement Subscription Agreement for a maximum of 3,750,000 units of Resin Systems - dated June 30, 2002
4.7*	Supply Agreement between Resin Systems and Dow Chemical Canada Inc. – dated May 1, 2002
4.8a**	Promissory note between Resin Systems and Douglas Grindstaff – dated July 11, 2002
4.8b	Consulting agreement between Resin Systems and Douglas Grindstaff – dated July 15, 2002
4.9##	Time Escrow Agreement between Resin Systems, Computershare Trust Company of Canada, and various Security holders – dated October 15, 2002
4.9##	2002 Stock Option Plan – dated September 23, 2002
4.10	Subscription Agreement for a maximum of 6,000,000 common shares of Resin Systems – December, 2002.
4.11†	Canzeal Enterprises Ltd. Asset Purchase Agreement - dated January 6, 2003
4.12	Technology Transfer Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.13	Cost Sharing Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.14	Distribution and Option for Manufacturing Agreement between Resin Systems Inc. and Harwell Hesco Electrical Supply - dated January 7, 2003
4.15	Offer to Lease between Central Precision Limited: Care of Delco Remy America, Inc. and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.16	Offer to Lease between Alger Management and Investments Limited and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.17	Agreement to provide design, support and consulting services between Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated March 1, 2003
4.18	Employment agreement between Mark Warren and Resin Systems Inc. - dated June 2, 2003
4.19	Consulting Agreement between Paul Diemert and Resin Systems Inc. - dated August 1, 2003
4.20	Consulting Agreement between Phillip Lockwood and Resin Systems Inc. - dated August 1, 2003
4.21	Joint Venture Agreement among Resin Systems International Ltd., Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated August 30, 2003
4.22	Operating Agreement among Resin Systems International Ltd., Resin Systems Inc., Euro-Projects (LTTC) Ltd. and RS Technologies Inc. - dated August 30, 2003.
4.23	Technology Licence Agreement among Euro-Projects (LTTC) Limited, Resin Systems Inc. and Resin Systems International Ltd. - dated August 30, 2003
4.24	Office Lease between The Great-West Life Assurance Company and Resin Systems Inc. in respect of Meridian Corporate Park, 2421-37 Avenue NE, Calgary, Alberta - dated September 26, 2003
4.25	Agreement between Source Capital Group, Inc. and Resin Systems Inc. - dated October 17, 2003
4.26	Services Agreement between Resin Systems Inc. and Thorpe Beeston Investments Ltd. - dated November 7, 2003
4.27	Distribution & Representation Agreement between Resin Systems Inc. and R.R. Interior Power & Electric Ltd. - dated November 19, 2003
4.28	Distribution & Representation Agreement between RS Technologies, a division of Resin Systems Inc. and EECOL Electric Inc. - dated January 2004
12	CERTIFICATIONS PURSUANT TO RULE 13a-14(a) or 15d-14
12.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
12.2	Certification of Controller pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
13	CERTIFICATIONS PURSUANT TO SECTION 1350
13.1	Section 1350 Certification of President and Chief Executive Officer
13.2	Section 1350 Certification of Controller

*

Filed previously as an exhibit to our Form 20-F filed  March 31, 2002.

**

Filed previously as an exhibit to our Form 20-F filed    May 31, 2002

***

Filed previously as an exhibit to our Form 20-F filed August 30, 2002

#

Filed previously as an exhibit to our Form 20-F filed October 15, 2002

##

Filed previously as an exhibit to our Form 20-F filed November 12, 2002

†

Filed previously as an exhibit to our Form 20-F filed February 28, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RESIN SYSTEMS INC.
	By:	/s/ Greg Pendura
Name: Greg Pendura
Date: February 27, 2004		Title: President and Chief Executive Officer

#