Form 20-F/A
RESIN SYSTEMS INC
filed 2004-03-03
CIK 1130646

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

ITEM 4.

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

5.

At the appropriate time, a short production run of the new product is made for the purposes of training new personnel and to generate a quantity of sample products.  These samples may require internal or third party testing to confirm that specifications and standards are being met.

6.

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

C.

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

D.

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

4.

Mr. Slaback owns 12% of the issued and outstanding share of USCC Holding Company, which owns 4,500,596 Common Shares.

5.

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

ITEM 7.

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

Not applicable.

#

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

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

ITEM 16.

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

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

`

#

PART III

ITEM 17.

FINANCIAL STATEMENTS

The following Financial Statements are filed as exhibit 99.1 of this Annual Report.

Management's Responsibility for Financial Statements	MR 1
Auditor's Report to Shareholders	FS 2
Comments by Auditor for U.S. Readers on Canada -
U.S. Reporting Differences	FS 3
Consolidated Balance Sheets	FS 4
Consolidated Statements of Loss and Deficit	FS 5
Consolidated Statements of Cash Flows	FS 6
Notes to Consolidated Financial Statements	FS 7

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.	ARTICLES OF INCORPORATION AND BY-LAWS
1.1*	By-Laws relating generally to the transaction of the business and affairs of Resin Systems Inc., and defining the Rights of Shareholders – dated September 17, 1998
1.2*	Certificate of Incorporation for Recycled Solutions for Industry (RSI) Inc. – dated July 26, 1995
1.3*	Certificate of Amendment of name change from Recycled Solutions for Industry (RSI) Inc., to Recycled Solutions for Industry Inc. – dated May 2, 1996
1.4*	Certificate of Incorporation for Summerwood Industries Inc. – dated June 11, 1996
1.5*	Certificate of Amendment of name change from Recycled Solutions for Industry Inc., to Resin Systems Inc. – dated May 5, 2000
2.	INSTRUMENTS DEFINING RIGHTS OF HOLDERS OF EQUITY SECURITIES BEING REGISTERED
2.1	See 1.1 above
4.	MATERIAL CONTRACTS
4.1*	License Agreement between Uni-Seal Coatings Company and Recycled Solutions of Industry Inc. – dated July 31, 1996
4.2*	Promissory Note between Resin and Officers and Directors - dated May 24, 2000
4.3	Lease between N.G. Campbell Holdings Ltd. and Resin Systems Inc. in respect of 14604 – 115 A Avenue, Edmonton, Alberta - dated February 1, 2002
4.4***	Collaborative Agreement between Resin Systems Inc. and the Alberta Research Council – dated March 28, 2002
4.5**	Repayable Contribution Agreement between Resin Systems Inc. and the National Research Council – dated April 23, 2002
4.6**	Private Placement Subscription Agreement for a maximum of 3,750,000 units of Resin Systems - dated June 30, 2002
4.7*	Supply Agreement between Resin Systems and Dow Chemical Canada Inc. – dated May 1, 2002
4.8a**	Promissory note between Resin Systems and Douglas Grindstaff – dated July 11, 2002
4.8b	Consulting agreement between Resin Systems and Douglas Grindstaff – dated July 15, 2002
4.9##	Time Escrow Agreement between Resin Systems, Computershare Trust Company of Canada, and various Security holders – dated October 15, 2002
4.9##	2002 Stock Option Plan – dated September 23, 2002
4.10	Subscription Agreement for a maximum of 6,000,000 common shares of Resin Systems – December, 2002.
4.11†	Canzeal Enterprises Ltd. Asset Purchase Agreement - dated January 6, 2003
4.12	Technology Transfer Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.13	Cost Sharing Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.14	Distribution and Option for Manufacturing Agreement between Resin Systems Inc. and Harwell Hesco Electrical Supply - dated January 7, 2003
4.15	Offer to Lease between Central Precision Limited: Care of Delco Remy America, Inc. and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.16	Offer to Lease between Alger Management and Investments Limited and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.17	Agreement to provide design, support and consulting services between Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated March 1, 2003
4.18	Employment agreement between Mark Warren and Resin Systems Inc. - dated June 2, 2003
4.19	Consulting Agreement between Paul Diemert and Resin Systems Inc. - dated August 1, 2003
4.20	Consulting Agreement between Phillip Lockwood and Resin Systems Inc. - dated August 1, 2003
4.21	Joint Venture Agreement among Resin Systems International Ltd., Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated August 30, 2003
4.22	Operating Agreement among Resin Systems International Ltd., Resin Systems Inc., Euro-Projects (LTTC) Ltd. and RS Technologies Inc. - dated August 30, 2003.
4.23	Technology Licence Agreement among Euro-Projects (LTTC) Limited, Resin Systems Inc. and Resin Systems International Ltd. - dated August 30, 2003
4.24	Office Lease between The Great-West Life Assurance Company and Resin Systems Inc. in respect of Meridian Corporate Park, 2421-37 Avenue NE, Calgary, Alberta - dated September 26, 2003
4.25	Agreement between Source Capital Group, Inc. and Resin Systems Inc. - dated October 17, 2003
4.26	Services Agreement between Resin Systems Inc. and Thorpe Beeston Investments Ltd. - dated November 7, 2003
4.27	Distribution & Representation Agreement between Resin Systems Inc. and R.R. Interior Power & Electric Ltd. - dated November 19, 2003
4.28	Distribution & Representation Agreement between RS Technologies, a division of Resin Systems Inc. and EECOL Electric Inc. - dated January 2004
12	CERTIFICATIONS PURSUANT TO RULE 13a-14(a) or 15d-14
12.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
12.2	Certification of Controller pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
13	CERTIFICATIONS PURSUANT TO SECTION 1350
13.1	Section 1350 Certification of President and Chief Executive Officer
13.2	Section 1350 Certification of Controller
99	FINANCIAL STATEMENTS
99.1	Year End Statements for August 31, 2003

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

RESIN SYSTEMS INC.
	By:	/s/ Greg Pendura
Name: Greg Pendura
Date: March 2, 2004		Title: President and Chief Executive Officer

#