Form 20-F
RESIN SYSTEMS INC
filed 2004-07-15
CIK 1130646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, OR

[ ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended , OR

[X]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934, for the transition period from

            August 31, 2003 to December 31, 2003

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

NONE

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the Annual Report. 51,830,409

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X  No ___

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X   Item 18 ___

Glossary

iv

Special Note Regarding Forward Looking Statements

vi

Part I

Item 1.

Identity of Directors, Senior Management and

Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Corporation

17

Item 5.

Operating and Financial Review and Prospects

46

Item 6.

Directors, Senior Management and Employees

61

Item 7.

Major Shareholders and Related Party Transactions

69

Item 8.

Financial Information

72

Item 9.

The Offering and the Listing

72

Item 10.

Additional Information

74

Item 11.

Quantitative and Qualitative Disclosures About

Market Risk

85

Item 12.

Description of Securities Other Than Equity

Securities

86

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

87

Item 14.

Material Modifications to the Rights of Security

Holders and Use of Proceeds

87

Item 15.

Disclosure Controls and Procedures

87

Item 16.

(Reserved)

87

Item 16A.

Audit Committee Financial Expert

87

Item 16B.

Code of Ethics

88

Item 16C.

Principal Accountant Fees and Services

88

Item 16D.

Exemptions From the Listing Standards for Audit

Committee

89

Item 16E.

Purchases of Equity Securities by the Issuer and

Affiliated Purchasers

89

Part III

Item 17.

Financial Statements

90

Item 18.

Financial Statements

90

Item 19.

Exhibits

90

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements", including, but not limited to, references to:

·

ability to continue as a going concern for the next twelve months

·

sources of revenue, and uses of financing and capital

·

sufficiency of our resources to fund our operations

·

production rates

·

the Canadian dollar exchange rate with United States dollars and other foreign currencies

·

business performance

·

future operating costs, development, marketing and discretionary expenditures

·

approval and completion of our listing on the American Stock Exchange

·

completion of private placements of our common shares

·

retail marketplace for our products

·

future technical expertise and creativity of personnel

·

applications of and markets for our products

·

seasonality of business

·

prices of chemical components of our products

·

increased productivity

·

safety of our product

·

effect of interest rates and exchange rates on our business

·

product pricing, margins and productivity

·

royalty payments

·

ability to find an audit committee financial expert.

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"), for the four months ended December 31, 2003 and the years ended August 31, 2003, 2002, 2001, 2000 and 1999 are derived from the Audited Consolidated Financial Statements for those periods indicated and should be read in conjunction with those financial statements.

4 Months		Fiscal Years Ended August 31 (audited)
	(audited)
	Dec. 31	2003	2002	2001	2000	1999
	2003
According to Cdn. GAAP

Revenue	$ 461,420	$ 311,811	$ 343,257	$ 269,235	$ 665,573	$ 1,163,797

Cost of sales	333,899	118,333	216,782	145,679	514,768	740,909

Net Revenue	127,521	193,478	126,475	123,556	150,805	422,888

Income (loss) from continuing operations before extraordinary and unusual items	(2,891,553)	(4,586,359)	(1,705,947)	(1,787,765)	(1,323,046)	(2,216,465)

Income (loss) from continuing operations per share before extraordinary item	(0.06)	(0.11)	(0.09)	(0.11)	(0.10)	(0.19)

Net income (loss)	(2,891,553)	(4,586,359)	(1,717,968)	(2,605,949)	(2,671,660)	(2,216,465)

Net income (loss) per share(1)	(0.06)	(0.11)	(0.09)	(0.17)	(0.21)	(0.19)

4 Months		Fiscal Years Ended August 31 (audited)
(audited)
	Dec. 31	2003	2002	2001	2000	1999
	2003
According to Cdn. GAAP

Total Assets	$ 6,913,491	$ 5,770,897	$ 1,321,921	$ 1,022,145	$ 1,957,178	$ 4,163,129

Net assets	5,233,187	4,791,474	1,100,148	515,787	1,471,980	3,756,007

Capital stock	22,103,610	18,818,497	11,376,642	9,074,678	7,432,422	7,044,789

Weighted average number of shares (adjusted to reflect changes in capital)	47,622,018	41,366,763	19,369,745	15,789,640	12,806,962	11,550,326

Dividends	--	--	--	--	--	--

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

4 Months		Fiscal Years Ended August 31 (audited)
(audited)
	Dec 31	2003	2002	2001	2000	1999
	2003
According to U.S. GAAP

Revenue	$ 453,156	$ 275,074	$ 339,527	$ 255,164	$ 665,573	$ 1,116,797

Cost of sales	333,899	118,333	216,782	145,679	514,768	740,909

Net Revenue	119,257	156,741	122,745	109,485	150,805	422,888

Net income (loss)	(2,912,812)	(8,021,851)	(1,793,948)	(1,931,037)	(1,749,735)	(6,002,324)

Net income (loss) per share	(0.06)	(0.19)	(0.09)	(0.12)	(0.14)	(0.52)

	4 Months	Fiscal Years Ended August 31 (audited)
	(audited)
	Dec 31	2003	2002	2001	2000	1999
	2003
According to U.S. GAAP

Total Assets	$ 7,209,289	$ 5,930,031	$ 1,449,627	$ 1,048,916	$ 1,282,266	$ 2,397,679

Net assets	5,297,796	4,822,436	1,043,479	542,558	797,068	1,990,190

Capital stock	31,482,460	28,142,441	17,177,463	14,882,959	13,213,932	12,657,319

Weighted average number of shares (adjusted to reflect changes in capital)	47,622,018	41,366,763	19,369,745	15,789,640	12,806,962	11,550,326

Dividends	--	--	--	--	--	--

Notes:

2.

The application of U.S. GAAP reported above is the combination of the following items for the following years:

4 Months		Fiscal Years Ended August 31 (audited)
(audited)
	Dec. 31 2003	2003	2002	2001	2000	1999
Net loss per Cdn. GAAP	$(2,891,553)	$(4,586,359)	$(1,717,968)	$(2,605,949)	$(2,671,660)	$(2,216,465)

Intangible assets, net of related amortization	--	--	--	702,802	1,062,648	209,440

Stock granted to employees	(1,944)	(5,833)	(5,833)	--	(78,000)	(26,000)

Stock options granted to employees and directors	--	--	--	(15,412)	(25,288)	(3,075,000)

Fair value of escrow shares issuable under time release	--	(3,371,714)	--	--	--	--

Stock options granted to consultants	(19,315)	(57,945)	(70,147)	(12,478)	(37,435)	(894,299)

Net loss per U.S. GAAP	(2,912,812)	(8,021,851)	(1,793,948)	(1,931,037)	(1,749,735)	(6,002,324)
4 Months		Fiscal Years Ended August 31 (audited)
(audited)
	Dec. 31 2003	2003	2002	2001	2000	1999

Total assets Cdn. GAAP	$6,913,491	$5,770,897	$1,321,921	$1,022,145	$1,957,178	$4,163,129

Less intangible assets	--	--	--	--	(702,802)	(1,765,450)

Deferred compensation	295,798	159,134	127,706	26,771	27,890	--

Total assets U.S. GAAP	7,209,289	5,930,031	1,449,627	1,048,916	1,282,266	2,397,679

Net assets Cdn. GAAP	$5,233,187	$4,791,474	$1,100,148	$515,787	$1,471,980	$3,756,007

Less Intangible assets	--	--	--	--	(702,802)	(1,765,450)

Current liabilities	(231,189)	(128,172)	(184,375)	--	--	--

Add Deferred compensation	295,798	159,134	127,706	26,771	27,890	(367)

Net assets U.S. GAAP	$5,297,796	$4,822,436	$1,043,479	$542,558	$797,068	$1,990,190

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

The following tables set forth high and low exchange rates for each month during the previous six months, and the average rates for each of our last five fiscal years and for the four months ended December 31, 2003, calculated by using the average of the exchange rates on the last day of each month during the period.  These rates are based upon the inverse of the noon buying rates reported by the Federal Reserve Bank of New York for cable transfers payable in the Cdn. dollars as certified for custom purposes.

As of May 31, 2004, the noon buying rate was Cdn.$1.00 = U.S.$ 0.7317.

Month Ended	High	Low
July 31, 2003	0.7085	0.7481
August 31, 2003	0.7092	0.7228
September 30, 2003	0.7207	0.7424
October 31, 2003	0.7418	0.7667
November 30, 2003	0.7484	0.7708
December 31, 2003	0.7460	0.7738
January 31, 2004	0.7496	0.7880
February 29, 2004	0.7439	0.7629
March 31, 2004	0.7418	0.7645
April 30, 2004	0.7293	0.7637
May 31, 2004	0.7158	0.7364

Year/Period Ended	Average Rate

August 31, 1999	0.6643
August 31, 2000	0.6804
August 31, 2001	0.6502
August 31, 2002	0.6361
August 31, 2003	0.6767
December 31, 2003	0.7618

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

Our independent auditors have raised doubts about our ability to continue as a going concern.

The financial statements comprising part of this Annual Report have been prepared on a "Going Concern Basis", which is described more fully in note 1 of the financial statements.  In accordance with Cdn. GAAP, and based upon key factors listed herein, management believes such a note in the financial statements is appropriate, and our independent auditors concur.  Our audit report includes an explanatory paragraph that expresses doubt about our ability to continue as a going concern.

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

Various other factors described in this document also make it prudent that this disclosure be included.

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

We have a limited operating history.  We are in the commercialization stage of our resin and end-product business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot assure our investors that we will achieve, or be able to sustain, profitability in the future.  A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing.   Future revenues may be insufficient to generate the required funds to continue such business development and marketing activities.

We are dependent on our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success will depend, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we will be dependent upon the services of Greg Pendura and Paul Giannelia.  We do not anticipate having key person insurance in place in respect of any of our senior officers or other personnel.  To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.  The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

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

We may need additional financing.

During the past five months we completed two private placements and warrant exercises of our securities for aggregate gross proceeds of approximately $12,500,000 which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the next year.  However, in order to accelerate our growth objectives, we may need to raise additional funds from lenders and equity markets in the future.  We may be unable to raise additional capital on commercially reasonable terms to finance our growth.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we issue common shares in order to obtain such additional financing, control of our company could change and shareholders will suffer additional dilution.

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

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminum.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

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

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. and U.S. dollars and our assets and liabilities are recorded in Cdn. dollars.  Approximately 50% of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Cdn. dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $250,000 annually for each of the last two fiscal years.  As our accounts payable are principally in Cdn. dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. dollar against the U.S. dollar would result in an exchange loss.

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

Our directors and executive officers, and their respective associates and affiliates, hold or exercise control over, directly or indirectly, an aggregate of 7,795,181 common shares, representing approximately 12.2% of our issued and outstanding common shares as of May 31, 2004.  As a result thereof, these shareholders, acting together, will be able to continue to exercise significant influence over all matters requiring shareholder approval, including the election of directors and the approval of fundamental changes in the direction of our business.  Such concentration of ownership may have the effect of delaying or preventing a change in control of our company, our board of directors or our management.

There is no assurance that an active trading market in our shares in the U.S. will be established and/or, if established, sustained and there may be volatility in our share price.

We have applied to list our common shares for trading on the American Stock Exchange.  We expect such listing to be completed during the third quarter of calendar 2004.  However, there can be no assurance that our application will be approved or that an active trading market in our shares in the U.S. will be established and/or if established sustained.  The market price for our shares could be subject to wide fluctuations.  Factors such as announcements of quarterly variations in operating results, technological innovations or the introduction of new products by our competitors, as well as market conditions in the industry, may have a significant impact on the market price of our shares.  The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

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

Our principal office is located at 14604 - 115A Avenue, Edmonton, Alberta, Canada, T5M 3C5, telephone number (780)482-1953.  Additionally, we have a second production plant in Edmonton and have established an office for our RS Technologies division in Calgary.

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

General Development of Our Business

From mid 1996 until the fall of 2000, our main business pursuit was the manufacture and sale of proprietary RSealTM (formerly Uni-SealTM)  polyurethane based industrial coatings.

In mid 1998, as a result of our coatings experience, we developed a hybrid polyurethane based resin product for moulding applications.  In a joint project with the University of Laval, a race car body was designed and built with the new, lightweight resin compound, the forerunner of our VersionTM resin.  The result was a stronger composite than many available at that time.  The prototype body was awarded first prize in a racing design competition and was subsequently put on display at the world famous Indy 500, where the Indianapolis Motor Speedway proclaimed Uni-Sealä the "Industrial Coating of Choice".

As an outgrowth of the industrial coatings, we developed a composite resin product, called VersionTM which does not contain any volatile organic compounds.  We began shifting our emphasis to the area of composites due to the significant global growth that this sector was enjoying.

During our 2000 fiscal year, we concentrated our efforts on further development and pre-commercialization of the VersionTM composite resin.

Our efforts to develop our VersionTM resin product line included running a beta test program – both on-site and off-site – together with running testing programs at independent labs.  Patent Applications were filed during this time period as well.

Based on the success of the first production trials in the latter half of 2000, we began taking delivery of new resin blending equipment at our Edmonton facility which became operational in late 2000.

In order to expedite production trials and product testing, we also acquired a full-scale pultrusion machine at that time.  Prospective customers are now able to ship their production dies directly to our Edmonton facility for component manufacturing and testing.  This eliminates the need for the customer to halt commercial production at their own facilities in order to carry out production trials.

In 2001 after little success in introducing our VersionTM resin to potential users, we implemented our revised corporate strategy, to move in-house, end product manufacturing, in an effort to try to accelerate the entry of our VersionTM resins in the composite marketplace.  We began directly developing, engineering, manufacturing and supplying composite material end products employing our VersionTM resin to both the industrial and consumer marketplace.  In order to implement the new strategy we acquired in-house expertise in the areas of engineering design and commercial pultrusion production capabilities so that we could manufacture products from our VersionTM resins, in addition to supplying our resins to end product manufacturers.

In early 2002, we entered into a collaborative research and development agreement with the Alberta Research Council Inc. (“ARC”) whereby the ARC's test center capabilities would be utilized to present evaluative and comparative product data for the VersionTM family of resins.  The ARC provided $500,000 of research and development services to us over the term of the agreement in exchange for common shares.  To the end of December 31, 2003, the ARC has provided $481,189 of research and development services to us in consideration for 724,674 common shares.  This agreement was amended in early 2004, to extend the development work being done by ARC.  Under this amendment, ARC will extend their work by another $100,000 which will bring total expenditures up to $600,000 and extending the time frame for the work from March 31, 2004 to June 30, 2004.

In early 2002, we also entered into an agreement with the National Research Council of Canada (“NRC”) to further develop our VersionTM family of resins.  The support from the N R C expedited the further development of our VersionTM resin system for the large pultrusion and filament winding composite markets.  The proceeds of a $400,000 repayable contribution from the NRC's Industrial Research Assistance Program focused on pre-commercialization and development funding to facilitate the evolution of further VersionTM formulations to address needs of the industry.  This Agreement was amended in early 2004 to facilitate further product development activities.  The funding increased by $98,263 to $498,263 and the repayment terms pursuant to the original agreement have been extended to commence March 1, 2006 through December 1, 2010 rather than June 1, 2005 through March 1, 2010.

We believe that the agreements with the ARC and NRC will provide us with product characterization data which will allow us to aggressively promote the superiority of our VersionTM resin system from an engineering/design prospective to the composite industry.

In April 2002, we received approval from the United States Patent Office for all 37 claims contained in our United States patent application filed in July 2000.

We also obtained trademark registration from the United States Patent and Trademark Office and the Canadian Intellectual Property Office in 2002 for the VersionTM name.

In mid 2002, we entered into a supply agreement with Dow Chemical Canada Inc., pursuant to which Dow agreed to supply us with some base chemicals we use to manufacture our VersionTM resins.  The agreement expired on December 31, 2003, but we have received verbal continuance of the supply agreement and Dow has made further deliveries at competitive rates and terms consistent since then.

In late 2002, we commenced the development of a working relationship with Canzeal Enterprises of Yellowknife, NWT, as they were developing composite based utility poles and were in need of better resins.  The superior characteristics of VersionTM resin, were and remains a good match with the proprietary pole winding technology as originally developed by Canzeal.

In January 2003 we completed the arm's length acquisition of the worldwide right, title and interest in and to all intellectual property assets of Canzeal Enterprises Ltd. related to the design, manufacture and distribution of composite poles.  We issued Canzeal shares in Resin Systems Inc., will pay a specified royalty on revenues received on the manufacture and sales of utility poles and granted Canzeal certain rights of first refusal to build line equipment.

In January 2003, we completed the private placement of 6,000,000 units at a price of $0.50 per unit, for total gross proceeds of $3,000,000.  Each unit consisted of one common share and one-half of one common share purchase warrent, each whole common share purchase warrant entitled the holder thereof to acquire one common share at an exercise price of $0.75 per share at any time on or before January 9, 2004.  We used the proceeds to establish a Canadian based manufacturing facility, infrastructure and a marketing/sales team to commercialize the manufacture and sale of composite poles and other resin based products.

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

In March 2003, we commenced the development of and marketing of composite hockey shafts through our subsidiary New Version Sports Inc. (“NVS”).  Initially we marketed to minor hockey teams with the goal of establishing a grass roots marketing program.  We have since moved the sale of hockey shafts into the retail marketplace.

In August 2003, we entered into a joint venture with our wholly owned Barbadian subsidiary Resin Systems International Ltd. and Euro Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the joint venture in exchange for working capital contributions by us and the use of our manufacturing facilities.  At the same time and as part of the joint venture agreement, the parties entered into a technology license agreement governing the use of Euro-Project's existing and future technology, as well as an operating agreement with RS Technologies Inc., under which, RS Technologies Inc. conducts the day to day operations of the joint venture but as of May 31, 2004 have not entered into any business transactions under the joint venture.

In November 2003, our subsidiary New Version Sports Inc. (“NVS”) announced the that it had a licensing agreement with the Edmonton Oilers official retailers for distribution of individually numbered “Heritage Classic” hockey sticks.

In November 2003, we signed an Inventory Supply and Distribution Agreement with R.R. Interior Power & Electric Ltd. (“RR”) for our composite power and utility poles.  Under the agreement RR placed an initial order of 1500 composite poles with delivery of varying length poles.  The distribution agreement encompasses the province of British Columbia and the North West Territories.

In November 2003, we manufactured and delivered composite poles to Northwestel, a subsidiary of Bell Canada to facilitate a thirty-eight kilometer fiber optic installation in the Northwest Territories.  We manufactured and shipped over 250 poles of this order prior to December 31, 2003.  Northwestel had amended their initial order owing to the fact that they installed part of the fiber optic cable underground rather than overhead for no reason related to our product.

On December 29, 2003, we completed a private placement of 3,750,000 units at a price of $0.80 per unit for total gross proceeds of $3,000,000.  Each unit consisted of one common share and one common share purchase warrant, each whole common share purchase warrant entitled the holder thereof to acquire one common share at an exercise price of $1.00 per share at any time on or before June 29, 2004 and if exercised after that date but before December 29, 2004 the exercise price is $1.25 per share.  We are using the proceeds to commercialize the industrial and consumer products utilizing VersionTM resins and for working capital.

Capital Expenditures

For the four months ended December 31, 2003, we purchased a total of $602,779 in capital assets.  Of this total, $500,582 relates to  equipment for composite utility pole production and testing, $84,140 relates to computer hardware and software, $7,940 relates to office equipment and furniture to establish our Calgary office, and $10,117 relates to leasehold improvements for the Edmonton production facility.

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

B.

Business Overview

Our Business

As at the balance sheet date of the accompanying financial statements our business was considered as one business segment.  At this initial stage of our development, we are looking to move forward with several products as opportunities present themselves.

We have established RS Technologies, a division of Resin, which is responsible for the engineering, design, production and sale of our products, which at this time include the following:

Primarily we expect the development, engineering, production and sale of our proprietary line of unique, polyurethane-based, thermosetting resin systems under the VersionTM brand name to be one of the main focuses of our business.

Secondly, we are focusing on the development, engineering, manufacturing and sale of composite material products to the industrial and consumer marketplace that employ our VersionTM resins.  Our utility products are being sold under the brand RStandardä and our recreational consumer products are being sold under the brand NVSä (i.e. New Version Sport)

Thirdly, we have re-branded our Uni-sealä line of industrial coatings to become RSealä and concurrently, we are re-establishing the presence of these coatings in the marketplace.

I.

Sale of VersionTM Resins

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

Our VersionTM Technology

Overview

The VersionTM family of resins are general purpose thermosetting resin designed by us specifically for pultrusion, filament winding and closed moulding composite manufacturing processes.  The system's physical, mechanical and economic properties taken as a whole are intended to be a direct replacement for existing polyester, vinylester and epoxy resins, all of which contain VOCs.  In addition, VersionTM resins were designed to permit the addition of recycled crumb rubber for increased environmental sensitivity.

To date, we have focused our efforts on the creation of a family of resin products targeted at specific performance requirements demanded by end users.

As previously noted, we entered into an agreement with the NRC in April 2002 under which the proceeds of a $400,000 repayable contribution from the NRC's Industrial Research Assistance Program will be used to accelerate development and commercialization of VersionTM family of resin products.  In March 2004, we arranged to amend the NRC agreement to increase the funding by $98,263 to $498,263.  Repayment terms pursuant to the original agreement have been extended to commence March 1, 2006 through December 1, 2010 rather than June 1, 2005 through March 1, 2010.  This amendment has facilitated further product development activities.

Features and Benefits of VersionTM Resins

As previously identified, we retained the ARC to conduct an independent study to compare the mechanical properties of traditional reinforced composite resins, such as polyester and epoxy, with our Versionä resin.  The ARC issued a report entitled "Mechanical Properties of Pultruded Polyurethane/Glass Composites" dated May 15, 2000 (the "ARC Study") which, in summary concluded that:

a.

with respect to ultimate tensile strength, which measures the amount of tension required to pull a product apart, the Versionä resins tested were 20% superior to polyester resins and 96% superior to epoxy resins;

b.

with respect to elongation at break, which measures stretch and the ability to bend before shattering, the Versionä resin tested was four times superior to polyester resins and 43% superior to epoxy resins;

c.

with respect to flexural strength, which measures the ability of a composite to flex under angular forces, considered to be a key property specified by manufacturers, the Versionä resin tested was two times superior to polyester resins and 33% superior to epoxy resins; and

d.

with respect to damage resistance strength, which measures the ability of a composite to withstand impact force, considered to be another key property specified by manufacturers, the Versionä resin tested was three times more resilient than polyester resins and 82% more resilient than epoxy resins.

In addition to the ARC Study, we have conducted and continue to conduct various beta site process tests and production trials at various facilities.  These tests have contributed significantly to our understanding of the Versionä resins, and confirmed many of the features and benefits that our product line offers.

As noted above, we entered into a collaborative research and development agreement with the ARC pursuant to which the ARC will provide $500,000 of research and development services to us in consideration for common shares.  The ARC's test centre capabilities were utilized to present evaluative and comparative product data for the Versionä family of resins which data will be used by us to promote the superiority of our resins from an engineering/design prospective.  This agreement was amended in early 2004, to extend the development work being done by ARC.  Under this amendment, ARC will extend its work by another $100,000, bringing total expenditures up to $600,000 and extending the time frame for the work from March 31, 2004 to June 30, 2004.

The chief features and benefits of VersionTM resins are set forth below.

Impact Resistance

The vast majority of composite materials are brittle in nature, and therefore, are subject to breakage in applications subject to impact forces.  Because VersionTM exhibits superior resilience and elongation properties, it is more damage resistant than competing resins.  This characteristic will permit end users of VersionTM resins to design new applications where high impact forces are anticipated.

Product Design Considerations and Unit Costs

Composites are, by definition, a combination of fiberglass and resin.  Fiberglass represents the more significant input expense and may amount to two-thirds of the overall inputs.  Versionä resins offer transverse strengths that are two to three times greater than those of many competing resins, and therefore allow engineers the opportunity to design composite parts using much more economical combinations of fiberglass, thereby reducing overall unit part costs.

Productivity and Unit Costs

VersionTM resins afford meaningful improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes.  For example, in the pultrusion process, where polyester resins are typically pulled at 36 to 45 inches per minute, VersionTM resins have been pulled at speeds as high as 90 inches per minute, which translates into lower unit part costs.  In addition, Version® readily accepts the introduction of color pigmentation during processing or the application of paint to the finished product.

Secondary Processing

The elongation and impact properties of VersionTM resins permits composite parts to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape.  These unique features will permit VersionTM resins to be used for the first time in construction applications that have to date been the sole domain of traditional building materials, such as wood, steel and aluminum.

Environmental Considerations

VersionTM resins are 100% VOC free.  Polyester and vinyl-ester based resin systems contain between 25% and 50% styrene, which is a VOC.  Manufacturers of composite parts are being subjected to increasing pressure by the EPA to reduce the use of VOC inputs, both for occupational health and environmental reasons.  End users of VersionTM resins will not be subject to HAP-related EPA reporting requirements, production ceilings and ancillary compliance costs, and will enjoy a healthier work environment.

Intellectual Property

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions.  This intellectual property includes information related to our VersionTM resins, our Rstandardä Utility Products, our Rsealä Coatings, our NVS recreational consumer products, as well as certain new technologies being developed together with our JV partners in the UK, namely Euro-Projects (LTTC) Ltd.

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

Patent Applications and Patent

Canada patent application serial number 2,310,166 was filed on May 29, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "Canadian Patent Application").  Pursuant to an assignment by the original inventors of record the entire right, title and interest in the Canadian Patent Application was assigned to us as registered at the Canadian Patent Office on September 28, 2000 under registration number 05093065.

United States patent application serial number 09/609,008 was filed on July 26, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "U.S. Patent Application").  Pursuant to an assignment by the original inventors of record, the entire right, title and interest in the U.S. Patent Application was assigned to us as registered in the United State Patent Office on June 26, 2000.  On July 16, 2003 the United States Patent Office issued us United States Patent No. 6,420,493 B1 entitled "Two Component Chemically Thermoset Composite Resin Matrix For Use In Composite Manufacturing Processes" and in doing so allowed all 37 claims contained in our U.S. Patent Application.

We have also commenced further patent applications that are related to our pole manufacturing processes.  This includes a continuation of certain patents originally filed by Canzeal but assigned to us as part of the January 2003 transaction referenced earlier.

In addition to this, we have been assigned the rights to certain patent applications as part of the joint venture relationship with Euro-Projects (LTTC) Ltd..

Trademarks

We obtained trademark registration from the United States Patent and Trademark Office and the Canadian Intellectual Property Office on February 2, 2002 and June 27, 2002, respectively, for VersionTM used in association with synthetic resins for use in the manufacture of moulding compounds.  On January 25, 2001, application for the VersionTM trademark was filed with the European Community Trademarks Office, asserting priority based on the earlier filed Canadian application.

Further trademarks have been applied for and have been awarded for the various resin based products such as NVSTM, RStandardTM, RSealTM.  As we develop further products, additional trademarks will be filed as we determine necessary to protect our interests.

Confidentiality Policy

In addition to our patent and trademark applications, we have taken steps to preserve our related intellect property, including know how and trade secrets, by adhering to a confidentiality policy.  The policy provides for the execution of confidentiality agreements by all of our employees, directors, officers and consultants.  The policy also provides that we shall enter into mutual non-disclosure agreements with all parties testing or working with the VersionTM resin system and with other proprietary products.  Physical security precautions in respect of the VersionTM resin formulations and product designs are also taken.

Strategic Alliances and Working Relationships

General

We are an emerging technology company in the chemical industry, a sector dominated by major corporations with international scope and significant resources.  As we determine necessary to accelerate the rate of market adoption and market penetration of our various products (including VersionTM resins) we may forge relationships with industry leaders, including chemical suppliers, chemical processors (such as pultruders and filament winders), chemical engineering firms, product design firms and end users.

Euro-Projects (LTTC) Ltd.

In August 2003, we entered into a joint venture with our wholly owned Barbadian subsidiary Resin Systems International Ltd. and Euro Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the joint venture in exchange for working capital contributions by us combined with the use of our manufacturing facilities by the JV.

At the same time and as part of the JV agreement, the parties entered into a technology license agreement governing the use of Euro-Project's existing and future technology, as well as an operating agreement with RS Technologies Inc., under which RS Technologies Inc. conducts the day to day operations of the joint venture

The Dow Chemical Company

  In mid 2002, we entered into a supply agreement with Dow Chemical Canada Inc., pursuant to which Dow agreed to supply us with some base chemicals we use to manufacture our VersionTM resins.  The agreement expired on December 31, 2003, but we have received verbal continuance of the supply agreement and Dow has made further deliveries at competitive rates and terms consistent since then.

Manufacturing and Distribution

Immediate demand for VersionTM resins will be filled from our Edmonton faculty.

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

Marketing And Sales

Target Markets

General

We have continued to market VersionTM resins to various sectors of the composite industry.  Our marketing strategy has been to enhance, promote and support the fact that polyurethane-based composite products are unique and have the ability to solve the composite industry's environmental challenges in a cost effective way.

In order to enhance the exposure to our VersionTM resins, we have developed and will continue to develop markets to sell our products that are based upon our resin.

Pultrusion

The primary target market for VersionTM resin is the pultrusion industry.  VersionTM has been formulated as a direct replacement for traditional resins that currently dominate in this market segment.  The formulation of VersionTM resin allows the customer to use existing tooling, equipment, employees and procedures to satisfactorily and competitively manufacture parts, in the same manner as with traditional resins.

The pultrusion industry has been targeted for various reasons:

-

the inherent properties of thermosetting polyurethane based resin systems can be used to optimal advantage;

-

the basic physical properties of the prototype VersionTM resins were proven to be equal or superior to traditional resins;

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

-

the industry is small enough that it can be approached on a personal basis without the need for large marketing expenditures, indeed, many of the key contacts are personally known to our key personnel; and

-

the practices and technologies of this industry are generally uniform throughout the world.

Within the pultrusion industry there are several situations where switching to VersionTM resins may be used to advantage by the customer as compared to traditional resin systems:

-

increased performance of an existing product.  If a customer is currently using vinyl-ester or epoxy resins, a switch will not result in a significant increase in cost, if any.  If the customer is using polyester resins, a minor increase in cost may be experienced;

-

a product redesigned by us using VersionTM resins will enjoy the same or improved performance characteristics and will benefit from a lower cost combination of resin and reinforcements;

-

improved processing speeds and other processing advantages will reduce the overhead component of a customer's product cost and improve production efficiencies;

-

new product designs, based on the unique properties of VersionTM resins, will perform functions that are not physically possible, or not economically possible, using traditional resin systems;

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

These factors alone, or in combination, may be important to pultruders depending upon their current situation.  VersionTM resins offer opportunities for increased profitability and productivity, however it will require an investment of time and creativity on the part of the customer to fully realize these benefits.  As part of our marketing strategy, we intend to  maintain a high level of technical business customer support to assist the customer in making the appropriate decisions necessary to maximize the benefits of the VersionTM resin systems.

Products made by pultruders are sold to a wide variety of industries.  These products have high structural strength, are corrosion and weather resistant, and are light in weight.  Pultruded products enjoy a wide acceptance within numerous industries including but not limited to: construction, water treatment and water cooling towers, electrical equipment, automotive, civil engineering and infrastructure.

A few specific examples of pultruded products include reinforcement bars for concrete structures, bridge decks, electrical transmission line components, light poles, transformers, I beams, ladders, tool handles and radio antennas.

Filament Winding

A significant potential market for the use of VersionTM resins is the composite process of filament winding.  The physical properties of Version's polyurethane based resin system are competitive with epoxy systems currently used in the filament winding process.  The superior toughness, impact resistance and flexibility of VersionTM resins will provide a significant advantage over traditional epoxy resins.

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

Within the filament winding industry, VersionTM resins can be used to advantage in the following situations:

-

they can be substituted for epoxy resins to improve the impact resistance of pipe resulting in reduced damage during shipment and installation;

-

they have has greater flexibility than pipe fabricated with traditional resin systems permitting them to be bent further before failure.  This is of particular advantage in the transportation, handling, storage and installation of piping systems; and

-

the natural high reactivity of the VersionTM resin systems can allow for greater production speeds, with the potential to eliminate the curing cycle currently necessary for epoxy resin systems.

Resin Transfer Moulding

An additional target market is the closed moulding process known as Resin Transfer Moulding ("RTM").  This process has seen growing acceptance in recent years using resins such as polyester and vinyl-ester because it reduces (but does not eliminate) VOC emissions.  Use of VersionTM resins in the RTM process offers superior product performance and eliminates VOC's.

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

Advantages of VersionTM resins in the RTM process over traditional resins include:

-

superior toughness and resistance to cracking;

-

faster speeds and increased productivity;

-

elimination of environmental issues associated with VOCs;

-

improved dimensional stability and surface quality due to low shrinkage factors of VersionTM resins; and

-

compatibility with existing moulds, tooling, equipment, training and procedures.

RTM is a lower cost alternative to the closed moulding processes of Reaction Injection Moulding and Structural Reaction Injection Moulding, both of which have been used extensively in the automotive industry to date.  Polyurethane based resins have been used extensively in both these processes.  Taken together, these factors indicate that VersionTM resins should experience positive market acceptance within the automotive industry.

Sales Force And Sales Strategy

During the past few years we have progressed from a pure research and development company with a VersionTM resin system to having a patented manufacturing process and marketable composite product lines.  Our technical and sales team has been growing as our newly implemented corporate strategy develops.  We intend to ensure that customer service and technical support are being supported in a professional and effective way from the outset.

In addition, we continue to hire additional operational staff as is warranted to support the build out of developing, engineering, manufacturing and marketing our composite material products, employing our VersionTM resin, to both the industrial marketplace (i.e. the composite utility pole division) as well as the consumer product marketplace.

Market Barriers

New entrants to the resin market place must overcome various barriers to entry.  VersionTM resin systems are formulated for specific composite manufacturing processes such as pultrusion, filament winding and resin transfer moulding.  Our personnel have in-depth technical and production knowledge of these processes.  The VersionTM resin systems are designed and have been confirmed to perform optimally in these specific processes.

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

Competitive Conditions

Competitive Companies

The resin industry can be segmented into three broad categories of competition: divisions of multinational conglomerates; diversified mid-sized producers and numerous specialized regional companies.  Market share is relatively fragmented with no single manufacturer holding a dominant position.

The multinationals and mid-size producers can offer anywhere from 10 to 50 formulations.  Customers select their resins from these standard products and either use them directly or modify them for use in their process.  In many cases, the competitive resin formulations are interchangeable between suppliers, resulting in "commodity" purchasing practices based on price.  Only a small number of resin formulations, specifically in the (relatively small) corrosion equipment fabrication market, are recognized and purchased on the basis of brand names.

The last decade has seen a consolidation in the composite resin supply industry.  The number of resin suppliers has dropped dramatically as larger companies have acquired smaller companies.  Consequently, fewer resin formulations are currently available compared to a decade ago.

Industrial composite resins are marketed either directly (to major customers) or through distributors.  Generally, major customers are considered to be in excess of U.S. $1 million in sales annually.  Direct marketing is generally based on tank truckload quantities.  Marketing through distributors is typified by drum or tote quantities.  Depending upon quantities, some customers may accept resin from several sources, mixing direct sales and distribution sales according to different needs.  Our prices for direct sales are generally based on year to year contracts, negotiated directly with the resin manufacturer.  Distribution sales are generally based on standard price lists, although discounts and rebates may be applied for larger customers.

In-depth technical service to the resin user is, in general, provided directly by the resin manufacturer, who is also able to support research and development departments in varying sizes.  We believe a significant threat to business success may come from research and development arms of multinational chemical companies, which have significant resources, both financial and technical, and are in the position to evaluate the scope and potential of the marketplace.

Competitive Products

General

In the pultrusion and filament winding industry, the major competitors to VersionTM resins include any of the traditional thermosetting resin materials: polyester, vinyl-ester and epoxy.  Polyesters have generally good physical properties and can be used in a wide variety of applications.  Their major limitation is that they are somewhat brittle materials and have relatively poor strength properties.  Vinyl-ester and epoxy resins are generally stronger, and give improved properties of shear and transverse strength, compared to polyester.  Typical vinylester and epoxy pricing is 150% to 250% of the cost off polyester materials.

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

Epoxies

Although epoxies have been used extensively in the aerospace industry, their use in industrial composites has been limited.  The exception is small diameter filament wound pipe where epoxies have been the material of choice due to higher strength and impact resistance.  Many of the same factors that favour the use of VersionTM resins, also favour epoxies.  Like Version® resins, epoxies do not contain VOC's and are relatively easy to handle, ship and store.  Epoxies can be formulated for extended curing times, which current VersionTM resins cannot.  Conversely, epoxies need extended elevated cure cycles to reach maximum properties whereas VersionTM resins can be cured quickly at room or slightly elevated temperatures.  In general, epoxies are more difficult to process and cure than VersionTM resins.  Epoxies have experienced a rapid growth in the industrial composites industry in recent years, generally at the expense of polyesters.  Epoxies have the potential to compete with VersionTM resins, especially if epoxy pricing can be reduced to approximate polyester pricing.

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

Raw Materials

We have used and are using numerous suppliers to acquire the chemicals required to produce VersionTM resin.  In our opinion, we are not at risk of non-supply from any one supplier as we have the capability to switch suppliers for any particular chemical component of VersionTM resin.  The risk, if any, relates to pricing of the chemical components.  We believe we are receiving favourable price discounts by utilizing one supplier for a particular number of the required chemicals thereby increasing the volume of chemicals purchased from one source which in turn maximizes the price discount that we receive.  Should there be an issue of supply we will not hesitate to find alternative suppliers of raw chemical inputs.

II.

Sale of Products made from Our VersionTM Resins

Overview

During the last few years our initial focus on industrial coatings and resin development has been broadened to encompass market driven production and distribution efforts.  In an effort to accelerate the entry of our VersionTM resin into the marketplace we are directly developing, engineering, manufacturing and supplying composite material products, as well as employing our VersionTM resin to both the industrial and consumer marketplace.

As one example of this, we have developed manufacturing processes at our Edmonton facilities that enable us to manufacture composite utility poles and light standards.

On August 30, 2003, we entered into a joint venture with its wholly owned Barbadian subsidiary, Resin Systems International Ltd., and Euro-Projects (LTTC) Ltd. pursuant to a joint venture agreement of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the joint venture in exchange for working capital contributions by us and the use of our manufacturing facilities.  At the same time and as part of the joint venture agreement, the parties entered into a technology license agreement governing the use of Euro-Project's technology, as well as an operating agreement with RS Technologies Inc., a wholly-owned subsidiary of ours, engaging RS Technologies Inc. to conduct the day-to-day operations of the joint venture.

Set forth below are composite products which we are currently producing and intend on producing during 2004.

Composite Utility Poles (Rstandardä)

In the spring of 2002 we commenced working with a customer, Canzeal Enterprises Ltd., to assist them with manufacturing composite utility and light poles utilizing VersionTM resin.  Canzeal had developed a filament winding process utilizing VersionTM resin to produce prototype composite poles that were highly competitive with existing poles.  Our work with Canzeal led us to commission a study during the fourth quarter of calendar 2002 on the economic viability of the North American utility pole market.

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

While wood poles remain the lowest cost alternative strictly on an up front unit-price basis.  The significantly lower installation and maintenance costs, longer life, and drastically reduced environmental impact for the Rstandardä poles make our poles competitive.  Furthermore, wood is a "natural" product and as such each wood pole will react differently to a similar loading pattern.  Conversely, our composite poles are “manufactured” and “engineered” products and as such engineers can easily anticipate pole characteristics when designing a utility line.

In addition to the technical aspects, wood poles require logging activities to produce the raw material, and environmentally damaging preservatives to lengthen its life to less than half the life of a composite pole.  Wood poles are heavier, making them more costly to transport and install.

Steel is a better choice than wood (from the perspective of it being an “engineered” product), but it is still not an overall cost effective alternative to our pole, especially in periods of high steel prices.  Steel is also heavier, requires corrosion treatment for longevity, has higher installation costs, and – just as with a wood pole – requires a grounding system to handle electrical discharges from lightning.

While concrete poles offer some advantages over wood, their tremendous weight can increase transportation and installation costs by as much as 80%.  In addition, concrete poles are also subject to corrosion as well as the effect of freeze/thaw cycles in many climates.

We are in the process of installing new production equipment at our Edmonton facility to increase our unit rate of pole production from the current rates of one pole per hour.  We intend to improve the rate of production by the end of this year.  As our production rates increase, unit costs per pole will decline to rates comparable with a wood pole – effectively removing the last remaining cost advantage for wooden poles.

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

In November 2003, we manufactured and delivered composite poles to Northwestel, a subsidiary of Bell Canada to facilitate a thirty-eight kilometer fiber optic installation in the Northwest Territories.  We manufactured and shipped over 250 poles of this order prior to December 31, 2003.  Northwestel had amended their initial order owing to the fact that they installed part of the fiber optic cable underground rather than overhead for no reason related to our product.

Lighting Standards (Rstandardä)

We intend to use our Version® resin and utility pole manufacturing process to produce light standards.  We believe our patented VersionTM resin and our patent pending utility pole manufacturing process will provide us with similar advantages in the manufacture of lighting standards, including economic benefits unrealized in wood, concrete or steel.  In addition, we believe the unique engineering of our composite material lighting standards will provide the benefit of "passive safety".  That is a roadside collision with existing heavy light standards exposes drivers to significantly more additional damage and risk than the same collision with our lighter composite pole.  Our pole is designed to sheer off on contact with a vehicle.  At the same time by comparison, impact damage to wood, steel or concrete poles is far greater than impact damage sustained by our poles.

Composite Hockey Stick Shafts (NVSä)

We are producing a seamless composite hockey stick shaft utilizing a combination of the inherent advantages of VersionTM resin and a proprietary manufacturing technique.  We believe that our NVS hockey stick shafts are significantly more resilient than competing products in terms of impact strength, and that they enhance the player's "feel" of the puck while stick handling, passing and shooting.

All Terrain Boards

We are in the process of working with our Euro-Project JV partner to further develop an all-terrain skateboard.  Our Hillbilly All Terrain Board is a high-end all-terrain board offering light-weight composite construction and increased strength and flexibility.  Our board is virtually indestructible, and uses 100% recyclable materials.  Preliminary finished product is currently undergoing testing, and release of this product to the North America market is planned for 2004.

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

During the first quarter of 2004, we expanded our base of operations to include a divisional office in Calgary operating as RS Technologies.  The division was established to develop, engineer, design, manufacture and sell our products.

D.

Property, Plant and Equipment

Research and development and blending of VersionTM resin takes place at our 21,000 square foot blending plant which also serves as the head office located at 14604 - 115A Avenue, Edmonton, Alberta, T5M 3C5.  The primary lease on this property expires on January 31, 2007.  We have the option to extend the lease for a further five years.  Additionally, we are leasing a production plant which currently being outfitted in Edmonton for the exclusive production of utility poles.  This facility is 34,900 square feet and came on stream in the first quarter of calendar 2004.  The primary lease for this facility expires on March 31, 2005.  Finally, we have established divisional offices in Calgary to handle our day-to-day operations of as well as certain future oriented projects.  The initial term of the lease is for seven years with two five year renewal options.

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

The financial statements presented utilize Cdn. GAAP and any differences between Cdn. GAAP and U.S. GAAP are addressed in Note 19 of the December 31, 2003, August 31, 2003 and 2002 financial statements.  In utilizing Cdn. GAAP, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances.  These affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Actual results could differ from these estimates.  The recoverable values of the inventories, property, plant and equipment and intangible assets, and the estimated useful lives of property, plant and equipment and intangible assets, are the more significant items subject to estimates in the financial statements.

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

Intangible Assets

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued handbook Section 3062, “Goodwill and Other Intangible Assets”.  Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  The new standard does not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  The Company adopted this new standard effective September 1, 2002.

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

Stock-Based Compensation

Effective September 1, 2002, we adopted the new recommendations of CICA with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, except grants outstanding at September 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments.  For such grants, the new standards are applied retroactively, without restatement.  As the Company had no such grants, there has been no adjustment to retained earnings, liabilities, or contributed surplus as at September 1, 2002.

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

The Company discloses the pro forma effect of stock options granted to employees under the fair value based method (note 9(b) of the financial statements).  No disclosure has been made for the pro forma effect of awards granted before September 1, 2002.

Overview

Historically our primary source of revenue has been from our proprietary Rsealä line of coating products (formerly Uni-Sealä).  We have had limited success with this product for numerous reasons and, the main reason being, the time-line required for customers to adopt an industrial coating.  This time-line requires that sample test projects outperform the customers existing product of choice and this usually is measured in years.

As an outgrowth of the Rsealä (formerly Uni-Seal™) industrial coatings, we have developed VersionTM resin that does not contain any VOC's.  In fiscal 2000, we concentrated our efforts on the further development and pre-commercialization of our VersionTM composite resin.  We have continued to service existing industrial coatings customers and have recently begun to pursue expansion of this segment due to our limited success with this product.

During the four month period ended December 31, 2003, we fulfilled our first utility pole order, which we are marketing under the identifier, Rstandardä.  We also filled numerous resin orders and continued with sales of our composite hockey shaft including the commemorative “Molson Canadian Heritage Classic” hockey stick for the game held in Edmonton on November 22, 2003. Additionally, we obtained regulatory approval to change our fiscal year end from August 31 to December 31 in order to facilitate comparison of results with others in our industry.

During fiscal 2003, we narrowed our focus and strategy from being a supplier of materials in other firms’ operations, to being capable of delivering finished products to the marketplace utilizing our VersionTM resin system.  During the first quarter, management commissioned a report from a third party on the market for utility poles in North America.  The reason behind the report stems from talks with a customer who had developed equipment to produce poles using our VersionTM resin system.

This report indicated the size of the market was approximately U.S. $2.8 billion, which in management’s opinion, was a worthy market to enter with our proprietary resin and composite pole technology.  In the second quarter of the year we completed a transaction with Canzeal Enterprises Ltd. for the filament winding technology relating to composite pole manufacture.  For the remainder of the year we concentrated on developing manufacturing procedures and infrastructure for utility poles and completed testing of them in order to meet industry specifications.

Additionally, we made strides in the development of composite hockey shafts using our VersionTM resin system.  We have set up NVSä to commence marketing those shafts. During our third quarter, we marketed the NVS hockey shafts through various organizations and web sales.

In the coming year we intend to manufacture composite utility poles of various types, expand our hockey product line and develop other related products utilizing our VersionTM resin system.  Additionally, we intend to expand our sales and marketing network to sell and distribute these products.

A.

Operating Results

Four Months Ended December 31, 2003 Compared With Fiscal Year Ended August 31, 2003.

In reviewing the results of the four month period ended December 31, 2003 with results for the year ended August 31, 2003, the reader is advised that comparison between the two periods needs to be tempered with the knowledge that during the four month period the Company was heavily involved in the commercialization of its products and that staffing levels for the period were higher than was evident for all except the last four months for the year ended August 31, 2003.

Product revenues increased approximately 69% or $184,526 over for the previous year.  This increase relates to completion of the Company’s first utility pole order and continued with sales of its composite hockey shaft, including the commemorative “Molson Canadian Heritage Classic” hockey stick for the game held in Edmonton on November 22, 2003.  Other revenues were approximately 81% lower or $34,917, owing to reduced interest received which is a function of both time and cash on hand.

Total operating expenses for the period were approximately 32% or $1,545,197 lower than those of August 31, 2003.  On an annualized basis one would expect this decrease to be approximately twice the reduction, given that, the December results represent a third of a year and the August results are a full twelve months.  The fundamental reason for this discrepancy is that the Company is establishing its in-house infrastructure for production of utility poles, resin supply and hockey shaft manufacture and this has had a dramatic increase in the number of personnel required to facilitate this production.  Additionally, the Company is in the process of developing markets for these and future products.

Cost of sales increased $215,566 or 182% over August 31, 2003.  The increase is related to the mix of products sold for the period and that margin levels relate to the introduction of some products.

Direct and product development costs are approximately $404,653 or 26% lower than those for the previous year.  This disproportionate decrease relates to the addition of personnel and their training in production operations and preparing for further production.  During the period we spent an additional $103,017 with the ARC and $41,849 with the NRC which is referenced in the accompanying financial statements.

Marketing and business development expenses are approximately $136,199 (26%) lower than previous year.  For the period increased expenses relate to the marketing of our hockey products and the establishment of a distribution system for next season.  Additionally, costs were incurred for the identification of an initial utility pole market and the establishment of a distribution system for their sale.

General administrative costs for the period are $742,448 (37%) lower than year ended August 31, 2003.  The Company had a complement of staff in this category during the period and only part of the complement for the year ended August 31, 2003.  During the period the Company experienced an increase of expenses related to compliance with regulatory agencies of approximately $50,000.

Interest and other charges are $14,084 (38%) lower than fiscal 2003 and related almost entirely to foreign exchange expenses owing to the strengthened Canadian dollar over the United States dollar.

Amortization of tangible and intangible assets is $463,000 or 71% lower than that of August 31, 2003 and is what would be expected given the function of amortization being time and declining balance.

U.S. GAAP Reconciliation

Note 19 of the accompanying financial statements presents a summary of the differences between Cdn. GAAP and U.S. GAAP as applied to such financial statements.

Fiscal Year Ended August 31, 2003 Compared With Fiscal Year Ended August 31, 2002.

Operating revenues for the year saw the reduction over the previous year of $31,446 or 9%.  This slight decrease was a mix of increases in composite and hockey shaft sales and a decrease in Rsealä (formerly Uni-Sealä) and other revenues.

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

In accordance with our revised business plan we extended the use of our in-house pultrusion equipment previously used exclusively for research and development, to produce end user composite pultruded parts.  To this end, we received a minimum annual commitment of $500,000 from a United States based construction supply firm.  Management anticipated that this commitment would commence immediately and that it would spur the adoption of our VersionTM resin system in the composite market.  This commitment was seen as moving us into the end product manufacturing sector and adding another dimension to our set of capabilities.  As the year progressed, the construction firm took delivery of less than 4% of this minimum commitment.  We viewed the cost of litigation to establish damages as not economically feasible.

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

Direct and product development expenses increased $468,151 over last year as a result of our development of two new VersionTM resins as well as, the retention of the ARC to provide testing data on the VersionTM line.  The initial expense for ARC was approximately $185,000.  Another contributing factor to this increase was the reconfiguring of our operations to do "in-house" pultrusion.

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

B.

Liquidity and Capital Resources

Our chief source of cash flow to date has been through the issuance of our securities.  Since December 31, 2003, we completed a private placement of 8,272,909 common shares for gross proceeds of $9,513,845 and raised an additional $3,051,248 from shareholders exercising warrants from a previous share issue.  With these additional common shares issued subsequent to the period end and the planned execution of our business plan, we believe that we have sufficient resources to fund operations for the next year.

For the period ended December 31, 2003, we sustained a cash deficit from operations of $3,743,891.  This deficit was primarily due to our focus on the infrastructure we require to produce and market our utility poles and hockey sticks.  During the period we raised $3,136,302 through a private placement net of transaction costs and received a further $41,489 from the NRC for assistance with our research and development costs.  We also have obtained extended funding through NRC expanding the amount from $400,000 to $498,263, which will be utilized in fiscal 2004.  These funds are primarily a loan which is to be repaid at a rate of 1.9% of gross quarterly revenues, earned from March 1, 2006 through December 1, 2010.  ARC provided us with $103,017 worth of testing information which is being funded through the issuance of common shares as per our agreement.  ARC has also extended the participation with us and increased their commitment by $100,000 which is funded under the same conditions.

Subsequent to December 31, 2003, we raised $3,051,248 when shareholders exercised 4,068,330 warrants out of a possible 4,500,000 in January 2004.  Additionally, by June 2, 2003 we had raised gross proceeds of $9,513,845 through the issuance of 8,272,909 common shares in a private placement.  This placement consisted of one common share and one half common share warrant exercisable at a $1.50 per share within in a year of the closing date.

With these financings and the planned execution of our business plan, we believe that we have sufficient resources to fund operations for the next year.

We are currently finalizing our listing requirements for listing on the American Stock Exchange (“AMEX”).  We expect to obtain listing approval early in the third quarter of 2004.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. And U.S. dollars and our assets and liabilities are recorded in Cdn. Dollars.  Approximately 50% of our sales revenue is in U.S. dollars and substantially all of our costs of sales and administrative costs are in Cdn. Dollars.  We have no U.S. dollar denominated assets other than accounts receivable related to U.S. dollar revenues.  U.S. dollar revenues have been less than $250,000 annually for each of the last three fiscal years.  As our accounts payable are in Cdn. Dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. Dollar against the U.S. dollar would result in an exchange loss.

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

For the year ended August 31, 2003, we sustained a cash deficit from operations of $3,046,115.  This deficit is due to the fact that we are developing end products for our VersionTM resin system which management believes, will bolster demand for the product as other manufacturers see the beneficial properties it can bring to the final product.  To sustain operations and move forward with our objectives in fiscal 2003, we raised $5,493,897 net of transaction costs through the sale of common shares and received $305,805 in proceeds from the “NRC” for assistance with our research and development costs.  These funds are primarily a loan which is to be repaid at a rate of 1.9% of gross quarterly revenues, earned from June 1, 2005 through June 1, 2015. NRC has contributed $343,435 as at August 31, 2003 (see note 16(b) in accompanying financial statements).  Additionally, we obtained $253,172 worth of testing information from the ARC to mitigate the necessity of funding this testing from cash flow.  Under this agreement, ARC provides a maximum of $500,000 worth of services to us in exchange for equal installments of $125,000 worth of common shares based upon a formula in the agreement related to share pricing.  As at August 31, 2003, we had cumulatively used approximately $380,000 of ARC services and had only the fourth installment left to be used at that date (see note 16(c) in the accompanying financial statements).

By the middle of January 2004, we raised an additional Cdn. $6,000,000 through a private placement share issue and the exercise of warrants.  We expect that these funds will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the next six months.  It is the opinion of management, that we will require an additional Cdn. $10,000,000 to complete expansion plans for composite pole manufacture, establish a marketing and distribution system for VersionTM resin system and our hockey shafts, fund infrastructure completion and meet other working capital requirements.  We intend to obtain the funds necessary to complete our expansion through private placements of our common shares, but we cannot assure you that we will be successful in completing such private placements on commercially reasonable terms.

During fiscal 2003 and expected in 2004, management believes that the new focus on end-products will generate the funds needed through greatly improved sales and sufficient margins to ultimately eliminate the dependence on the issuing of securities to finance our operations.

As at the date of this filing our only long-term debt relates to the government assistance with NRC.  Under this arrangement we have receive over $400,000 for pre-commercialization of our VersionTM resins.  We are required to repay these funds commencing June 1, 2005 at the rate of 1.9% of gross revenue (see note 16 in the accompanying financial statements).  As per the note, we are within the terms of the agreement and repayments commence the quarter commencing June 1, 2005.

C.

Research and Development, Patents and Licenses

Research and development has represented a major investment for us in past years.  For the year ended August 31, 2001, we spent $163,891, on direct and product development expense, with another $632,042 spent during the year ended August 31, 2002.  While the research phase for our VersionTM resin program is substantially complete, ongoing product development and testing will remain a key activity for us.  During the year ended August 31, 2003, we focused our attention on processes related to Rstandardä utility poles (manufacturing) and on delivery of the end product.  We also expended $635,355 on development of new resins and testing of the utility poles to ensure that they are within specifications, as well as expended efforts on, other processing applications for future products.

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions.  The original inventors of record have assigned the Canadian and US patents for VersionTM to us.

We have also commenced further patent applications that are related to our pole manufacturing processes.  This includes a continuation of certain patents originally filed by Canzeal but assigned to us as part of the January 2003 transaction referenced earlier.

In addition to this, we have been assigned the rights to certain patent applications as part of the joint venture relationship with Euro-Projects (LTTC) Ltd. but as of May 31, 2004 have not entered into any business transactions under the joint venture.

Trademarks

We obtained Canadian and US trademark registrations for VersionTM used in association with synthetic resins for use in the manufacture of moulding compounds.

Further trademarks have been applied for and have been awarded for the various resin based products such as NVSä, Rstandardä, Rsealä.  As we develop further products, additional trademarks will be filed as we determine necessary to protect our interests.

D.

Trend Information

We have designed and are offering VersionTM as a “resin replacement" product.  Although our internal cost structure, in particular unit costs, permits direct competition against the vast majority of current commodity resins, our initial strategy will be to focus on premium pricing opportunities based on Version® resin's unique features and potential for new product applications.

We anticipate operating margins in the 25% to 35% range during the product introduction stage.  The potential for improvement with in-house or strategic alliance manufacturing will move these margins towards the 50% range dependent upon the specific market approached.  Pricing and margins for the various VersionTM variations produced for specific purposes will command higher pricing and hence higher operating margins.

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

E.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than our joint venture with Euro Projects (LTTC) Limited, (“EPL”) of Rothely, England.  Under this joint venture we will be obtaining, with any third party consents, EPL’s exclusive world wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  Under the terms of the joint venture we will be contributing the working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions by us, the first U.S. $2,000,000 in net profits will be distributed equally and any addition profits will be distributed 85% and 15% between us and EPL respectively.

As at December 31, 2003 the joint venture had not done any business and as such we had not incurred any costs.

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

Caption	Total	1 yr and less	2-3 years	4-5 years	More than 5 yrs.
Operating leases	1,264,793	311,002	422,711	246,108,	284,972

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the names of our directors and executive officers.

Name and Office held in Resin	Age	Principal business activities performed Outside the Company during the past Five Years
Dr. Brian Carpenter Chairman and Director	58	One of our original founders and Chairman since 1995. President of BYO Balance Ltd. a holistic health care facility, since 1990.
Greg Pendura President, Chief Executive Officer and Director	56	One of our original founders and President and Chief Executive Officer since July 3, 2001. Executive Vice President and Director from July 1995 until July 3, 2001.
David Slaback Vice-President, Operations and Director	42

Director, Customer Relations and Technical System from March 1999.  From September 1998 until March 1999 Vice-President of Uni-Seal USA, Ltd.  Prior thereto, Vice-President of Uni-Seal Coatings Company, an industrial coatings company, from 1992 to September 1998.

Dwayne Hunka Director	46	Director since September 17, 1998. President of Waiward Steel Ltd., a steel fabrication company, since 1978.
Zsolt Feketekuty	58	Director since February 2004, Mr. Feketekuty is a chartered accountant with a public practice in Edmonton since 1989.
Paul Giannelia Chief Executive Officer of RS Technologies (a division of Resin)	56	Chief Executive Officer of RS Technologies, a division of Resin, since September 2003. President of SCI Group of Companies since 1977 to present.
Michael Giannelia Vice-President, Commercial of RS Technologies (a division of Resin)	41	Vice-President, Commercial of RS Technologies, a division of Resin, since December 2003, Manager of Project Administration for Aecon Group Inc. from May 1998 to November 2003.
Mark Warren Vice-President, Technical of RS Technologies (a division of Resin)	32

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

Named Executive Officers

Canadian securities legislation requires the disclosure of all compensation earned by the Named Executive Officers for our three most recently completed financial years.  For these purposes "Named Executive Officers" means the following individuals:

-

each individual who served as Chief Executive Officer or acted in a similar capacity during our most recently completed financial year;

-

each individual who served as Chief Financial Officer or acted in a similar capacity during our most recently completed financial year;

-

each of our three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of our most recently completed financial year and whose salary and bonus exceeds $150,000; and

-

any additional individuals for whom disclosure would have been provided under the immediately preceding point except that the individual was not serving as an officer of our company at the end of the most recently completed financial year-end.

The following table sets forth all compensation paid to the our Chief Executive Officer and person acting in a similar capacity Chief Financial Officer during the four months ended December 31, 2003 and the two fiscal years ended August 31, 2003 and 2002.  No other executive officer of our company received a salary and bonus exceeding, in the aggregate, $150,000 during the four months ended December 31, 2003.

Name and Principal Position	Fiscal Year	Annual Compensation			Securities Under Stock Options Granted (#)	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)
Greg Pendura (1)	Dec 2003(3)	35,332	Nil	Nil	100,000	Nil
	2003	105,996	Nil	Nil	Nil	Nil
	2002	96,360	Nil	Nil	500,000	Nil
Keith Gerrard(2)	Dec 2003(3)	23,833	Nil	Nil	Nil	Nil
	2003	71,500	Nil	Nil	Nil	Nil
	2002	67,500	Nil	Nil	50,000	Nil

Notes:

1.

Mr. Pendura was appointed our President and Chief Executive Officer July 3, 2001.

2.

Mr. Gerrard is our Controller and performs functions of Chief Financial Officer as required.

3.

Four month period ended December 31, 2003

During the four month period ended December 31, 2003 and the fiscal year ended August 31, 2003, the following directors exercised options on our common shares.   Stock options granted to directors for the periods are as follows:

                      Options Granted                     Options Exercised

                         Expiration   Exercise   Date of            Exercise

               Number       Date        Price    Grant     Number      Price

Len Danard      Nil

    N/A             N/A

  N/A

100,000   $0.34

David Slaback   100,000  Dec. 23/08  0.80     Dec 24/03     150,000   $0.34

Brian Carpenter 200,000  Dec 23/08   0.80     Dec 24/03      Nil        Nil

Dwayne Hunka    100,000  Dec 23/08   0.80     Dec 24/03      Nil        Nil

Greg Pendura    100,000  Dec 23/08   0.80     Dec 24/03      Nil        Nil

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

	DEC. 2003			2003		2002	2001
	Canada	U.S.	Barbados	Canada	U.S.	Canada	U.S.	Canada	U.S.
Operations	24			24	1	4	NIL	3	2
Accounting	2			2	NIL	1	NIL	1	NIL
Administration	12	1	1	9	NIL	1	NIL	1	NIL
Total	38	1	1	35	1	6	NIL	5	2

E.

Share Ownership by Directors and Executive Officers

The following table sets forth the number of common shares and options held by each person listed in subsection 6.B as at May 31, 2004.

Name	Approximate Number Of Common Shares Held Directly Or Indirectly(4)	Percentage Of Total Common Shares Issued And Outstanding As At May 31, 2004	Options Granted	Option Exercise Price	Option Expiry Date

Dr. Brian Carpenter	3,395,732(1)	5.3%	100,000 100,000 200,000 200,000	$0.34 $0.40 $0.40 $0.80	Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

Greg Pendura	Nil(2)	Nil	66,667	$0.80	Dec 23, 2008

David Slaback	558,872(3)	0.91%	40,000 100,000 300,000 100,000	$0.40 $0.40 $0.40 $0.80	Apr 1, 2005 May 3, 2007 May 21, 2007 Dec 23, 2008

Dwayne Hunka	101,922	0.16%	100,000 100,000 100,000	$0.34 $0.40 $0.80	Nov 19, 2006 May 3, 2007 Dec 23, 2008

Paul Giannelia	125,000	0.20%	150,000 100,000 1,000,000 1,223,000	$0.55 $0.57 $1.18 $1.14	Dec 1, 2007 Dec 17, 2007 Jan 5, 2008 Sept 22, 2008

Michael Giannelia	13,333	0.02%	Nil	N/A	N/A

Mark Warren	13,333	0.02%	Nil	N/A	N/A

Keith Gerrard	5,550	0.01%	40,000 40,000 37,500	$0.34 $0.65 $0.40	Aug 20, 2005 July 10, 2006 May 21, 2007

Notes:

1.

3,195,732 of these common shares are held by JMC Investments Ltd., a company whose voting securities are owned as to 100% by Dr.  Carpenter's spouse, Jeanne M.  Carpenter.

2.

3,656,840 of our common shares are owned by a trust established pursuant to the laws of Barbados, the beneficiaries of which are Mr. Pendura's wife and his children.

3.

Mr. Slaback owns 12% of the issued and outstanding share of USCC Holding Company, which owns 4,275,596 Common Shares.

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

The outstanding share options granted to officers, directors, employees and consultants of our company as of May 31, 2004 are set forth below.

	Number Of Common Shares Under Option	Exercise Price	Expiry Date
Dr. Brian Carpenter Chairman and Director	100,000 100,000 200,000 200,000	$0.34 $0.40 $0.40 $0.80	Nov 19, 2006 May 3, 2007 May 21, 2007 Dec 23, 2008

Greg Pendura President, Chief Executive Officer and Director	66,667	$ $0.80	Dec 23, 2008

David Slaback Director	40,000 100,000 300,000 100,000	$0.40 $0.40 $0.40 $0.80	Apr 1, 2005 May 3, 2007 May 21, 2007 Dec 23, 2008

Dwayne Hunka Director	100,000 100,000 100,000	$0.34 $0.40 $0.80	Nov 19, 2006 May 3, 2007 Dec 23, 2008

Paul Giannelia Chief Executive Officer of RS Technologies (a division of Resin)	150,000 100,000 1,000,000 1,223,000	$0.55 $0.57 $1.18 $1.14	Dec 1, 2007 Dec 17, 2007 Jan 5, 2008 Sept 22, 2008

Michael Giannelia Vice-President, Commercial of RS Technologies (a division of Resin)	Nil	N/A	N/A

Mark Warren Vice President, Technical of RS Technologies (a division of Resin)	Nil	N/A	N/A

Keith Gerrard Controller	40,000 40,000 37,500	$0.34 $0.65 $0.40	Aug 20, 2005 July 10, 2006 May 21, 2007

Employees and Consultants	30,000 115,000 40,000 75,000 300,000 500,000 50,000 25,000 200,000 200,000 100,000 50,000 50,000	$0.34 $0.34 $0.50 $0.40 $0.56 $0.57 $1.00 $0.90 $0.80 $1.00 $3.00 $0.85 $1.33	Aug 30, 2005 Nov 19, 2006 Feb 1, 2007 May 21, 2007 Nov 21, 2007 Dec 17, 2007 Mar 27,2006 Nov 5,2008 Dec 11,2008 Feb 4,2006 Feb 4,2003 Apr 6,2005 Apr 30,2005
Total Officers and Directors (8) Total Employees and Consultants (30)	4,097,167 1,735,000

Total Share Options Outstanding	5,832,167

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Our authorized capital consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.  As of May 31, 2004 we had a total of 64,071,332 common shares issued and outstanding.  There are no preferred shares issued and outstanding.

To the knowledge of our directors and senior officers, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to our issued and outstanding common shares as at May 31, 2004 except as set forth below:

Name	Designation Of Class	Number Of Common Shares Owned	Percentage of Issued and Outstanding Common Shares as at May 31, 2004
USCC Holding Company(1)	Common Shares	4,275,596	6.7%
Dr. Brian Carpenter	Common Shares	3,395,732(2)	5.3%
The Island Reef Trust(3)	Common Shares	3,656,840	5.7%

Notes:

1.

To our knowledge, the individuals who have ownership of, or control or direct, more than 10% of the securities of USCC Holding Company are David Slaback, Lois Slaback and Dirk Slaback.

2.

3,195,732 of these common shares are held by JMC Investments Ltd., a company whose voting securities are owned as to 100% by Dr.  Carpenter's spouse, Jeanne M.  Carpenter.

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

Escrowed Securities

As at April 15, 2004 there were 8,729,604 of our common shares held in escrow pursuant to the terms of a TSX Venture Exchange escrow agreement dated October 15, 2002 among us, Computershare Trust Company of Canada, Brian Carpenter, Greg Pendura and USCC Holding Company.  The escrowed common shares will be released from escrow as follows: 484,978 of the common shares will be released on October 15, 2004; and 969,956 of the common shares will be released on each of April 15 and October 15, 2005, 2006, 2007 and 2008.

Voting Rights and Control by Shareholders

Our major shareholders do not have different voting rights from other shareholders.

As of May 31, 2004, 11,059,865 common shares, representing 17.26% percent of our 64,071,332 outstanding common shares were owned by 61 holders having an address of record within the United States.

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

Name and Principal Position	Involvement of Resin	Largest Amount Outstanding During the Three Fiscal Years Ended August 31, 2003 and Four Months Ended December 31, 2003	Amount Outstanding as at May 31, 2004	Security for Indebtedness
Dr. Brian Carpenter Chairman of the Board and Director	Lender	$40,000(1)	$40,000	200,000 common shares
Greg Pendura President and Chief Executive Officer and Director	Lender	$65,000(1)	Nil	325,000 common shares
David Slaback Vice President, Operations and Director	Lender	$86,000(2)	Nil	150,000 common shares
Dwayne Hunka Director	Lender	$15,000 (1)	Nil	75,000 common shares

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated herein are the consolidated financial statements for the four months ended December 31, 2003 and the fiscal years ended August 31, 2003 and 2002.  As at the date of filing we were not involved in any lawsuits.

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

Trading for the Months Ended	High (Cdn. $)	Low (Cdn. $)
May 2004	1.37	1.15
April 2004	1.38	1.07
March 2004	1.17	1.00
February 2004	1.13	0.80
January 2004	0.93	0.76
December 2003	0.90	0.74
November 2003	1.00	0.80
October 2003	1.10	0.89
September 2003	1.25	0.90
August 2003	1.00	0.89
Trading for the Quarters Ended	High (Cdn. $)	Low (Cdn. $)
Four months ended December 31, 2003	1.24	0.77
August 31, 2003	1.01	0.75
May 31, 2003	1.15	0.71
February 28, 2003	1.56	0.48
November 30, 2002	0.65	0.40
August 31, 2002	0.65	0.31
May 31, 2002	0.53	0.30
February 28,2002	0.60	0.29
November 30,2001	0.50	0.20

Trading for Fiscal Periods Ended	High (Cdn. $)	Low (Cdn. $)
Four months December 31, 2003	1.24	0.77
Year August 31, 2003	1.56	0.40
Year August 31, 2002	0.65	0.20
Year August 31, 2001	1.70	0.35
Year August 31, 2000	0.85	0.16
Year August 31, 1999	2.10	0.21

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

In July 2002, we provided Douglas Grindstaff a loan in the amount of $193,540 CAD, payable on demand and used to acquire in the above private placement 483,850 units of our securities.  The loan is evidenced by an interest free promissory note and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount is due within sixty days.  As collateral for the note, we are holding the 483,850 units.  As at December 31, 2003 the balance has been fully repaid.

Effective October 15, 2002, we entered into a TSX Venture Exchange escrow agreement among Computershare Trust Company of Canada, Brian Carpenter, Greg Pendura and USCC Holding Company.  Originally, 9,699,560 common shares were held in escrow by Computershare Trust Company of Canada, as escrow agent pursuant to the terms of the agreement.  As at May 31, 2004 there were 8,729,604 of our common shares held in escrow which shares will be released from escrow as follows:  484,978 of the common shares will be released on October 15, 2004; and 969,956 of the common shares will be released on each of April 15 and October 15, 2005, 2006, 2007 and 2008.

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

In March 2004, our division RS Technologies received the initial order form EECOL, its prairie distributor, of in excess of $3 million of composite utility poles and cross-arms.  Delivery of the products will take place over the next twelve months starting at the end of the second quarter.

Furthermore in March 2004, our division RS Technologies entered into an agreement with Harwell Hesco Electric Supply Company Ltd. for the long-term comprehensive definitive distribution of power, lighting and communications utility products.  The initial region covered under this agreement is the province of Ontario.  The agreement further contains sales performance criteria and growth objectives.  In addition to this agreement RS Technologies received an initial order in excess of $6 million of composite utility poles and cross-arms.  Delivery of this order will not be complete until 2005 but the first deliveries are scheduled to start at the end of the second quarter of 2004.

In May 2004, we engaged Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. of Toronto, Ontario to act as agent to sell, by way of private placement, up to 8,695,652 units of the Company at $1.15 per unit for total gross proceeds of $10,000,000.  The units consist of one Common Share and one half Common Share warrant, exercisable for a twelve month period from the closing date at an exercise price of $1.50 per share.  Kingsdale will receive a 7.0% commission on the gross proceeds and will receive Agent broker warrants in the amount of 7% of the number of units it has sold.  Each broker warrant will entitle the holder to acquire one Common Share at an exercise price of $1.15 for a period of eighteen months from the closing date of the private placement.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Cdn. and U.S. dollars and our assets and liabilities are recorded in Cdn. dollars.  Approximately 50% of our sales revenue is in U.S. dollars and substantially all of our costs of sales and administrative costs are in Cdn. dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $250,000 annually for each of the last three fiscal years.  As our accounts payable are in Cdn. dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Cdn. dollar against the U.S. dollar would result in an exchange loss.

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of our fiscal period  ended December 31, 2003, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal period, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Changes in Internal Control Over Financial Reporting

During the fiscal period ended December 31, 2003, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP during the fiscal period four months ended December 31, 2003 and fiscal years ended August 31, 2003 and 2002:

(CDN $)	Dec 31, 2003	Aug 31,2003	Aug 31, 2002
Audit Fees.................................	$69,470	$83,522	$62,414
Audit-Related.Fees.............................	--	--	--
Tax Fees...................................	3,200	--	1,300
All Other Fees.............................	--	--	--
Total......................................	$72,670	$83,522	$63,714

a.

Audit Fees

Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

b.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.  During the fiscal period four months ended December 31, 2003 and the year ended August 31, 2003, the services provided in this category relate directly to advice and services required to complete our Form 20-F registration statement and annual filing for the fiscal years ended August 2002, August 2003, and December 2003 respectively.

c.

Tax Fees

During fiscal 2002 these fees relate to possible alternatives we had relating to certain financing opportunities.  In fiscal 2002 we moved our tax advice and service requirements for Canada and the United States to an independent firm in order to ensure KPMG LLP independence.  In fiscal 2003, we engaged KPMG to complete with respect to the provision of certain limited tax compliance services.

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

The following Financial Statements are filed as part of this Annual Report, as exhibit 99.1.

Management's Responsibility for Financial Statements	MR 1
Auditor's Report to Shareholders	FS 2
Comments by Auditor for U.S. Readers on Canada -
U.S. Reporting Differences	FS 3
Consolidated Balance Sheets	FS 4
Consolidated Statements of Loss and Deficit	FS 5
Consolidated Statements of Cash Flows	FS 6
Notes to Consolidated Financial Statements	FS 7

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.	ARTICLES OF INCORPORATION AND BY-LAWS
1.1*	By-Laws relating generally to the transaction of the business and affairs of Resin Systems Inc., and defining the Rights of Shareholders – dated September 17, 1998
1.2*	Certificate of Incorporation for Recycled Solutions for Industry (RSI) Inc. – dated July 26, 1995
1.3*	Certificate of Amendment of name change from Recycled Solutions for Industry (RSI) Inc., to Recycled Solutions for Industry Inc. – dated May 2, 1996
1.4*	Certificate of Incorporation for Summerwood Industries Inc. – dated June 11, 1996
1.5*	Certificate of Amendment of name change from Recycled Solutions for Industry Inc., to Resin Systems Inc. – dated May 5, 2000
2.	INSTRUMENTS DEFINING RIGHTS OF HOLDERS OF EQUITY SECURITIES BEING REGISTERED
2.1	See 1.1 above
4.	MATERIAL CONTRACTS
4.1*	License Agreement between Uni-Seal Coatings Company and Recycled Solutions of Industry Inc. – dated July 31, 1996
4.2*	Promissory Note between Resin and Officers and Directors - dated May 24, 2000
4.3‡	Lease between N.G. Campbell Holdings Ltd. and Resin Systems Inc. in respect of 14604 – 115 A Avenue, Edmonton, Alberta - dated February 1, 2002
4.4***	Collaborative Agreement between Resin Systems Inc. and the Alberta Research Council – dated March 28, 2002
4.5**	Repayable Contribution Agreement between Resin Systems Inc. and the National Research Council – dated April 23, 2002
4.6**	Private Placement Subscription Agreement for a maximum of 3,750,000 units of Resin Systems - dated June 30, 2002
4.7*	Supply Agreement between Resin Systems and Dow Chemical Canada Inc. – dated May 1, 2002
4.8a**	Promissory note between Resin Systems and Douglas Grindstaff – dated July 11, 2002
4.8b‡	Consulting agreement between Resin Systems and Douglas Grindstaff – dated July 15, 2002
4.9##	Time Escrow Agreement between Resin Systems, Computershare Trust Company of Canada, and various Security holders – dated October 15, 2002
4.9##	2002 Stock Option Plan – dated September 23, 2002
4.10‡	Subscription Agreement for a maximum of 6,000,000 common shares of Resin Systems – December, 2002.
4.11†	Canzeal Enterprises Ltd. Asset Purchase Agreement - dated January 6, 2003
4.12‡	Technology Transfer Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.13‡	Cost Sharing Agreement between Resin Systems Inc. and Resin Systems International Ltd. - dated January 6, 2003
4.14‡	Distribution and Option for Manufacturing Agreement between Resin Systems Inc. and Harwell Hesco Electrical Supply - dated January 7, 2003
4.15‡	Offer to Lease between Central Precision Limited: Care of Delco Remy America, Inc. and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.16‡	Offer to Lease between Alger Management and Investments Limited and Resin Systems Inc. in respect of 14650 - 112 Avenue, Edmonton, Alberta - dated January 7, 2003
4.17‡	Agreement to provide design, support and consulting services between Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated March 1, 2003
4.18‡	Employment agreement between Mark Warren and Resin Systems Inc. - dated June 2, 2003
4.19‡	Consulting Agreement between Paul Diemert and Resin Systems Inc. - dated August 1, 2003
4.20‡	Consulting Agreement between Phillip Lockwood and Resin Systems Inc. - dated August 1, 2003
4.21‡	Joint venture Agreement among Resin Systems International Ltd., Resin Systems Inc. and Euro-Projects (LTTC) Ltd. - dated August 30, 2003
4.22‡	Operating Agreement among Resin Systems International Ltd., Resin Systems Inc., Euro-Projects (LTTC) Ltd. and RS Technologies Inc. - dated August 30, 2003.
4.23‡	Technology Licence Agreement among Euro-Projects (LTTC) Limited, Resin Systems Inc. and Resin Systems International Ltd. - dated August 30, 2003
4.24‡	Office Lease between The Great-West Life Assurance Company and Resin Systems Inc. in respect of Meridian Corporate Park, 2421-37 Avenue NE, Calgary, Alberta - dated September 26, 2003
4.25‡	Agreement between Source Capital Group, Inc. and Resin Systems Inc. - dated October 17, 2003
4.26‡	Services Agreement between Resin Systems Inc. and Thorpe Beeston Investments Ltd. - dated November 7, 2003
4.27‡	Distribution & Representation Agreement between Resin Systems Inc. and R.R. Interior Power & Electric Ltd. - dated November 19, 2003
4.28‡	Distribution & Representation Agreement between RS Technologies, a division of Resin Systems Inc. and EECOL Electric Inc. - dated January 2004
12	CERTIFICATIONS PURSUANT TO RULE 13a-14(a) or 15d-14
12.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
12.2	Certification of Controller pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
13	CERTIFICATIONS PURSUANT TO SECTION 1350
13.1	Section 1350 Certification of President and Chief Executive Officer
13.2	Section 1350 Certification of Controller

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

‡

Filed previously as an exhibit to our Form 20-F/A filed   March 3, 2004.