Form 40-F
RESIN SYSTEMS INC
filed 2005-08-01
CIK 1130646

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 0-31070

RESIN SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	2200 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

114604-115A Avenue, Edmonton, Alberta, Canada  T5M 3C5
(866) 482-1953
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP
237 Park Avenue
New York, NY 10019
Attention:  Andrew J. Beck
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 68,633,682

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___   No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X   No___

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)

Revised Annual Information Form for the fiscal year ended December 31, 2004;

(b)

Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and

(c)

Restated Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 21 relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40-F1

RESIN SYSTEMS INC.

REVISED ANNUAL INFORMATION FORM

for the Fiscal Year Ended December 31, 2004

June 29, 2005

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

3

CERTAIN REFERENCES

4

CURRENCY

4

FORWARD-LOOKING STATEMENTS

5

CORPORATE STRUCTURE

6

GENERAL DEVELOPMENT OF THE BUSINESS

6

BUSINESS OF THE CORPORATION

11

RISK FACTORS

22

DESCRIPTION OF CAPITAL STRUCTURE

28

MARKET FOR SECURITIES

29

DIVIDEND RECORD AND POLICY

29

HUMAN RESOURCES

29

DIRECTORS AND EXECUTIVE OFFICERS

30

CONFLICTS OF INTEREST

33

LEGAL PROCEEDINGS

33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

33

TRANSFER AGENT AND REGISTRAR

33

MATERIAL CONTRACTS

34

ESCROWED SECURITIES

34

PRIOR SALES

34

INTERESTS OF EXPERTS

34

ADDITIONAL INFORMATION

35

SCHEDULE "A" – AUDIT COMMITTEE CHARTER

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"ARC" means the Alberta Research Council Inc.;

"closed moulding process" as distinct from an "open moulding process" is a general term for a resin moulding method that utilizes pressure or vacuum in the forming process such as resin transfer moulding, reaction injection moulding, compression moulding and vacuum infusion moulding;

"Common Shares" means common shares in our capital;

"composites" means a manufacturing or building material made of reinforced fiber, usually glass fibre, in a polymer matrix. The polymer matrix is typically a thermoset resin, such as polyester, vinyl-ester or epoxy or a thermoplastic. Fillers and additives are often added to the matrix for specific applications.  Version is an example of a thermoset polymer matrix;

"die" means a mould, either open or closed, in or upon which composite material is placed to make a part;

"EPA" means the United States Environmental Protection Agency;

"epoxy" means a class of thermoset resins exhibiting good strength and chemical resistant properties;

"fiberglass" means various forms (ie., rovings, mats and veils) of chemically treated glass reinforcements used in composites;

"filament winding" means a composite manufacturing process in which glass roving reinforcements, or strands of glass fibre, are wound in precise and repeated patterns around a solid form.  Once the composite has cured, the product is extracted or removed from the form.  It is the primary method for making "hollow" parts, such as chemical resistant piping, scuba tanks, light standards and our RStandard modular composite utility pole;

"GAAP" means Canadian generally accepted accounting principles;

"HAP" or "HAPs" means Hazardous Air Pollutants as defined by EPA regulation;

"NRC" means the National Research Council of Canada;

"open moulding process" is a general term for a resin moulding process that does not utilize pressure in the forming process, and is often referred to as a "hand lay up" or lamination process as layers of resin and reinforcements are repeatedly applied to a die during the formation process;

"polyester" means a class of thermoset resins which combines alkyd resins with a monomer, such as styrene. Polyester resins are widely used by the composite industry due to their low cost, but do not deliver high end properties or performance;

"polyurethane" means a class of thermosetting resins created by reacting disocyanurates with polyols, polyamides, alkyd polymers or polyether polymers. Polyurethanes are best known in the form of sound and heat insulating foams, but can also produce solid matrices, as in composite resins;

"pultrusion" means a manufacturing process in which fibres are impregnated with a liquid resin and pulled through a heated die, which shapes and hardens the part used to produce highly reinforced plastic structural shapes.  The reinforced material (glass fiber) is pulled through a guide plate that positions the material correctly in the final product.  Once aligned, the materials are passed through a resin impregnation chamber, which contains the resin solution.  The curing of the product (changing from a wet saturated reinforcement to a solid part) is accomplished in the heated die.  The die is the configuration and profile of the good being produced;

"resin" means a reactive blend of chemicals (including epoxy, polyester, urethane and acrylic) that binds to a reinforcing fibre and gives the finished composite product its dimensional shape and mechanical properties;

"resin transfer moulding" or "RTM" means a composite manufacturing process in which curing resin is transferred, or injected, into an enclosed mould in which fiberglass reinforcement has been placed;

"RStandard" means the tradename under which we market our modular composite utility poles;

"styrene" means primarily a synthetic chemical used to manufacture plastics, rubber and traditional resins.  Styrene is classified as a possible human carcinogen by the EPA;

"thermoplastics" means general "household" plastics such as polyethylene and acrylic that may be heated and formed into an object and, unlike thermoset resins, can be reheated and returned to a liquid state. As a result, thermoplastics do not share the high performance characteristics of thermoset resins;

"thermosets" or "thermoset resins" means resins that begin as liquid polymers and are converted to a solid, or "cured", during the moulding process. This chemical process, known as "cross linking", is irreversible resulting in composite materials with increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics;

"urethane" means any one of a myriad of compounds known for their abrasion and impact resistance (see "polyurethane" above);

"U.S." or "United States" means the United States of America;

"Version" means the registered trademark in Canada, the United States and Europe for our resin system; and

"VOC" means volatile organic compounds, which are chemical substances believed to be carcinogenic, and includes styrene.

CERTAIN REFERENCES

References in this Annual Information Form to "Resin", "Corporation", "us", "we" or "our" mean Resin Systems Inc., a corporation existing under the laws of the Province of Alberta, and its subsidiaries, unless otherwise specified or the context otherwise requires.  Certain terms used herein are defined in "Glossary of Terms".  Unless otherwise indicated, all of our historical financial information has been presented in Canadian dollars in accordance with GAAP.

Our website is located at www.grouprsi.com, the content of which is expressly not incorporated by reference into this Annual Information Form.

Our trademark Version® has been registered in Canada, the United States and with the European Community Trademarks Office.  RStandard™ and RS™ have been registered in Canada and applications are pending in the United States.  Applications are pending in Canada and the United States for RSeal™.

CURRENCY

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All references to "US$" refer to United States dollars.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements.  In some cases, you can identify forward looking statements by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements.  These forward-looking statements are not historical facts but reflect our current views and expectations concerning future results and events.  These statements include, among others, statements regarding:

●   our business goals and strategy;

●   our U.S. and international expansion plans;

●   our competitive positioning;

●   the timing of the engineering/design and testing of our new products;

●   our marketing plans;

●   our ability to effectively use ARC and NRC research data;

●   the timing of commencement of full-scale commercial production of our RStandard modular composite transmission poles at our leased Calgary production facility;

●   the scheduled timing of shipments of our products;

●   the benefits of our products;

●   the market acceptance of our products;

●   our ability to continue as a going concern for the next twelve months;

●   the sufficiency of our resources to fund operations;

●   our production rates;

●   our future operating costs and our development, marketing and discretionary expenditures;

●   the size of the markets for our products;

●   the technical and production expertise of personnel;

●   applications of and markets for our products; and

●   the prices of chemical components of our products.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance contained in this Annual Information Form.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward looking statements.  These factors include, but are not limited to, the following:

●   our lack of revenues and unpredictability of future revenues;

●   our future capital requirements;

●   competition from established competitors with greater resources;

●   the uncertainty of developing a market;

●   our reliance on third parties to supply raw materials;

●   the risks associated with rapidly changing technology;

●   intellectual property risks; and

●   the other risks and uncertainties as are more fully described under "Risk Factors" in this Annual Information Form.

The risk factors described in this Annual Information Form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements.  These risks should be carefully considered and readers should not place undue reliance on our forward-looking statements.  Any forward-looking statement speaks only as of the date of this Annual Information Form and, except as provided by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of an unanticipated event.

You should rely only on the information contained in this Annual Information Form and then only to the extent qualified by the risk factors and other qualifiers contained herein.  We have not authorized anyone to provide you with information different from that contained in this Annual Information Form.

CORPORATE STRUCTURE

We were incorporated on July 26, 1995 as Recycled Solutions for Industry Inc. under the ABCA and, effective September 15, 1998, we completed a reverse takeover of Summerwood Industries Inc. ("Summerwood"), which was incorporated on June 11, 1996 under the ABCA.  By articles of amalgamation dated September 17, 1998, Summerwood amalgamated with us to form Recycled Solutions for Industry Inc.  By articles of amendment dated May 5, 2000, we changed our name from Recycled Solutions for Industry Inc. to Resin Systems Inc.

Our head office is located at 14604 - 115A Avenue, Edmonton, Alberta, T5M 3C5, and our registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

We have one material wholly-owned subsidiary, Resin Systems International Ltd. ("Resin International"), which was formed pursuant to the laws of Barbados.  Pursuant to a technology transfer agreement dated effective January 6, 2003 (the "Technology Transfer Agreement") between us and Resin International, we transferred our exclusive worldwide intellectual property rights, other than in Canada and the United States, which we retained, in our Version resin system designed and used for pultrusion, filament winding and closed moulding composite manufacturing processes and our filament winding technology and related line equipment technology used in association with the manufacture and distribution of composite poles and other composite products (the "Technologies") to Resin International.  Pursuant to a cost sharing agreement dated effective January 6, 2003 (the "Cost Sharing Agreement") between us and Resin International, we established a plan as joint owners of the Technologies for their development and marketing, and reached agreement as to how we will share the costs, risks and benefits associated with the development of improvements in the Technologies and new stand-alone technologies that are not improvements in the Technologies.  We expect that RS International will sell and distribute the Technologies outside of Canada and the United States through direct sales, licensing and joint venture arrangements.

We have established a division, RS Technologies, which is engaged in (i) the development, engineering, production and sale of our proprietary line of unique, polyurethane-based, thermosetting resin systems under the Version brand name and (ii) the development, engineering, manufacturing and sale of composite material products that employ our Version resins to the industrial marketplace.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

We are an emerging composite material products technology company providing engineered solutions developed from our proprietary input materials, equipment and processes. The foundation of our engineered solutions is based on our patented Version polyurethane resin, which is being continuously developed through additional patent-pending and trade secret knowledge.  Currently, our primary business is:

(i)

to produce and sell our proprietary line of unique, polyurethane-based, thermosetting resin systems under the Version brand name to the composite industry.  See "Business of the Corporation – I. Production and Sale of Version Resins"; and

(ii)

to manufacture and sell products made from our Version resins where we have identified an application that we believe possesses a proprietary technical advantage - in both Version resin and the manufacturing process - that will enable us to capitalize on the sale of our Version resin and the sale of the end product.  We have identified the composite utility pole market as such an application.  See "Business of the Corporation – II. Production and Sale of RStandard Modular Composite Utility Poles".

Our goal is to become the leading provider of engineering solutions for the composite material products marketplace.  In order to accelerate the rate of market adoption and market penetration of our various engineered solutions (including Version resins), we intend to forge relationships with industry leaders, including chemical suppliers, chemical processors (such as pultruders and filament winders), fibre supply firms, chemical, mechanical and structural engineering firms, product design firms and end users.

Historical Development

From mid-1996 until the fall of 2000, our main business pursuit was the manufacture and sale of our proprietary RSeal (formerly Uni-Seal) polyurethane-based industrial coatings.

In mid 1998, as a result of our coatings experience, we developed a hybrid polyurethane-based resin product for moulding applications.  We began shifting our emphasis to the area of composites due to the significant global growth that this sector was experiencing.

In 2000, we concentrated our efforts on the further development and pre-commercialization of our Version resin systems.  Our efforts to develop our Version resin product line included running a beta test program, both on-site and off-site, together with running testing programs at independent labs.  In July 2000, we filed patent applications in Canada and the United States in respect of our Version technology.  Based on the success of the first production trials in the latter half of 2000, we began taking delivery of new resin blending equipment at our Edmonton facility, which became operational in late 2000.  In order to expedite production trials and product testing, we also acquired a full-scale pultrusion machine in late 2000, which enabled prospective customers to ship their production dies directly to our Edmonton facility for component manufacturing and testing.

In late 2001, after little success in introducing our Version resin to potential users, we revised our corporate strategy and began manufacturing our own end products in an effort to accelerate the entry of our Version resins to the composite marketplace.  We began directly developing, engineering, manufacturing and supplying composite material end products employing our Version resin to both the industrial and consumer marketplace.  In order to implement the new strategy, we acquired in-house expertise in the areas of engineering, design and commercial pultrusion production capabilities so that we could manufacture products from our Version resins, in addition to supplying our resins to end product manufacturers.

In early 2002, we entered into a collaborative research and development agreement with ARC under which ARC's test center capabilities would be utilized to present evaluative and comparative product data for our Version family of resins.  ARC provided $500,000 of research and development services to us over the term of the agreement in exchange for 748,492 Common Shares.  This agreement was amended in early 2004, to increase the development work being done by ARC for us by another $100,000.  In early 2002, we also entered into an agreement with NRC to further develop our Version resins.  The proceeds of a $498,263 repayable contribution from NRC's Industrial Research Assistance Program were used by us to facilitate the evolution of further Version formulations to address needs of the composite industry.  These proceeds are repayable by us plus a 50% return on NRC's cash contribution, at a rate of 1.9% of our gross quarterly revenues, earned during the period from March 1, 2006 to December 1, 2010 If we have not repaid NRC's contribution in full by December 1, 2010, we are liable to make payments of 1.9% of our gross revenues until the earlier of the full amount being repaid or June 1, 2015. We believe that the agreements with ARC and NRC have provided us with product characterization data that will allow us to demonstrate the superiority of our Version resin system to the composite industry.

In April 2002, we received approval from the United States Patent Office for all 37 claims contained in our United States patent application filed in July 2000 in respect of our Version technology.

In late 2002, we began working with Canzeal Enterprises Ltd. ("Canzeal") of Yellowknife, Northwest Territories, as Canzeal was developing composite based utility poles and needed better resins.  In January 2003, we acquired the worldwide right, title and interest in and to all intellectual property assets of Canzeal related to the design, manufacture and distribution of composite poles (collectively, the "Assets") in consideration of the following:

(i)

we issued Canzeal 3,000,000 units at an aggregate deemed price of $1,500,001, each unit consisting of one Common Share and one-half of one warrant, each whole warrant entitling the holder thereof to purchase one Common Share at a price of $0.75 on or before January 6, 2004;

(ii)

we agreed to pay Canzeal a royalty (payable quarterly) until January 6, 2007 equal to the sum of:  (a) 3.5% of the net revenues received by us from the sale of composite poles manufactured by us using the Assets, and (b) one-half of any royalties received by us from a third party licensee (up to a maximum of 3.5% of the net revenues generated by a third party licensee) pursuant to a license granted to use the Assets to manufacture and sell composite poles; and

(iii)

we granted Canzeal a right of first refusal to build line equipment for our third party licensees to manufacture composite poles based on the Assets as well as 50% of the profits generated by us from the sale of line equipment built by Canzeal to third party licensees, provided that Canzeal may not charge us in excess of 5% more than a bona fide quote we have received from a third party to build such equipment.

In 2004, we impaired the entire value of the Assets we acquired from Canzeal because the acquired technology failed.

In January 2003, we completed the private equity financing of 6,000,000 units at a price of $0.50 per unit, for total gross proceeds of $3 million.  Each unit consisted of one Common Share and one-half of one warrant, each whole warrant entitling the holder thereof to acquire one Common Share at a price of $0.75 on or before January 9, 2004.

In January 2003, we entered into a distribution and option for manufacturing agreement with Harwell Hesco Electric Supply Ltd. (the "Harwell Hesco Distribution and Option for Manufacturing Agreement") pursuant to which we appointed Harwell Hesco as our exclusive distributor of our composite poles in the Province of Ontario and as our non-exclusive distributor in the Provinces of Quebec, New Brunswick, Nova Scotia and Prince Edward Island (collectively, the "Territory") for a period of two years from the date that we and Harwell Hesco reasonably determine that we are capable of producing commercial volumes of our composite poles.  Prior to the expiration of the agreement, we agreed with Harwell Hesco to negotiate in good faith an extension of the term of the agreement, including exclusivity in certain territories, based on Harwell Hesco meeting reasonable revenue milestones to be determined by mutual agreement.  Pursuant to the terms of the agreement, we will arrange for the delivery of our composite poles to Harwell Hesco or, if mutually agreed upon, to Harwell Hesco's customers in the Territory, and we will bear all expenses associated with such delivery.  Revenues generated by the sale of our composite poles by Harwell Hesco will be shared between us and Harwell Hesco by taking the entire amount to be paid by Harwell Hesco's customer for the order as negotiated by Harwell Hesco and customer, subject to approval by us, subtracting from that purchase price our cost of manufacturing the composite poles, and splitting the remaining balance equally.  In addition, pursuant to the agreement, we granted Harwell Hesco an option, exercisable at any time during the term of the agreement, to become our exclusive agent entitled to manufacture and supply our composite poles to authorized distributors within the Territory.   Harwell Hesco will be responsible for all costs associated with setting up a manufacturing facility in the Territory.  In the event Harwell Hesco exercises the option, Harwell Hesco agreed that it will use the revenue sharing formula described above.  In the event that the cost of manufacturing the product by Harwell Hesco exceeds a margin of 15% beyond the average cost of manufacturing the product by us, up to that point in time, we agreed that we will have the option to resume the manufacturing and supplying our composite poles to Harwell Hesco's customers in the Territory as if the option had never been exercised.  Harwell Hesco has exercised its option to become our exclusive agent entitled to manufacture and supply our composite poles to authorized distributors within the Territory.

On August 30, 2003, we entered into a joint venture with our wholly-owned Barbadian subsidiary Resin International and Euro-Projects (LTTC) Ltd. ("Euro-Projects") pursuant to a joint venture agreement ("Joint Venture Agreement") of the same date governing its and Resin International's exclusive world-wide right to commercialize existing and future technologies owned and developed by Euro-Projects on behalf of the joint venture in exchange for working capital contributions by us and the use of our manufacturing facilities.  At the time of formation of the joint venture, Resin International had an 85% interest in the assets and rights of the joint venture and Euro-Projects had a 15% interest in the assets and rights of the joint venture.  At the same time and as part of the joint venture agreement, we, Resin International and Euro-Projects entered into a technology license agreement ("Technology Licence Agreement") governing the use of Euro-Project's existing and future technology, as well as an operating agreement ("Operating Agreement") that we entered into with our wholly-owned Alberta subsidiary, RS Technologies Inc., pursuant to which RS Technologies Inc. will conduct the day to day operations of the joint venture.  As of the date hereof, we have not entered into any business transactions pursuant to the joint venture.

In December 2003, we completed a private equity financing of 3,750,000 units at a price of $0.80 per unit for total gross proceeds of $3 million.  Each unit consisted of one Common Share and one warrant, each whole warrant entitling the holder thereof to acquire one Common Share at a price of $1.00 at any time on or before June 29, 2004 and at a price of $1.25 on or before December 29, 2004.

During 2004, the following significant events in the development of our business occurred:

•

we established a comprehensive experienced management team to help transition us from a research and development company to full-scale production and sales;

•

we obtained product approvals from utility customers and delivered samples to such customers;

•

during May and June 2004, we completed the private equity financing of 8,272,909 units at a price of $1.15 per unit for total gross proceeds of $9.5 million.  Each unit consisted of one Common Share and one-half of one warrant, each whole warrant entitling the holder thereof to acquire one Common Share at a price of $1.50 for a period of one year from the date of the private placement;

•

in December 2004, during a round of independent testing at EDM International Inc. in Fort Collins, Colorado, our RStandard modular composite utility pole modules up to a height of 23 metres (75 feet) achieved the highest strength rating of any pole ever tested, including those made of wood and steel; and

•

in December 2004, we awarded a contract to McClean Anderson ("McClean Anderson") of Wisconsin, United States to build a modular composite utility pole assembly line to our design specifications for our leased 5,200 square metre (56,000 square foot) Calgary production facility.  The assembly line will be designed to run at speeds and efficiencies of 1,000 kilograms of composite material per hour.

Thus far during 2005, the following significant events in the development of our business have occurred:

•

in February 2005, we completed a private equity financing of 8,695,582 units at a price of $1.15 per unit for total gross proceeds of $10 million.  Each unit consisted of one Common Share and one-half of one warrant, each whole warrant entitling the holder thereof to acquire one Common Share at a price of $1.65 on or before August 15, 2005 and at a price of $2.00 on or before February 14, 2006;

•

in February 2005, we completed the engineering, design and testing of our RStandard modular composite utility poles up to a height of 23 metres (75 feet) in all strength classifications;

•

we commenced installation of our RStandard modular composite utility poles in live power grids of utility companies in Canada and the United States;

•

in April 2005, we received a multi-year, multi-million dollar purchase order from Inline Fiberglass Limited ("IFL") of Toronto, Ontario, Canada, to supply our Version resin for the manufacture of industrial conveyor system rollers.  IFL will use a pultrusion process to manufacture the rollers, applying technologies and dies jointly developed by IFL and us.   Regular full container load (20,000 pounds) shipments of our Version resin to IFL are scheduled to commence in early July 2005, and continue for a minimum of three years.  The frequency of shipments will be a minimum of one full container load per month and will increase to meet production and scheduling requirements;

•

in April 2005, we entered into a license and supply agreement with Amor Utilities Structures Pty Limited of Sydney, Australia to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand.  See "Business of the Corporation – II. Production and Sale of RStandard Modular Composite Utility Poles – Sales and Distribution";

•

in May 2005, we received an order for the shipment of 18-metre (60 foot) RStandard modular composite utility poles to Midlite Powerline Construction Ltd. for installation in one of the largest oil sands plant operators in the Athabasca oil sands region;

•

in May 2005, we received an initial order for a full container load (20,000 pounds) of our Version resin from Polymate, Inc., a South Korean distributor, which resin will be used to manufacture industrial grouting pipes.  We will advise the manufacturer on our proprietary pultrusion process, which will be implemented to manufacture the grouting pipes.  After initial manufacturer re-tooling, monthly full container load shipments of our Version resin to Polymate, Inc. are scheduled to commence in October 2005;

10

•

in May 2005, we received a three year, multi-million dollar purchase order from IFL to supply IFL with our Version resin, which IFL will use to manufacture soffit architectural components using a pultrusion process. In accordance with the purchase order, we will ship regular full container loads of Version resin to IFL on a weekly basis over a three year period commencing in the fourth quarter of 2005. IFL will purchase a minimum of $5 million of our Version resin per year pursuant to the purchase order;

•

in May 2005, we received approximately $4.8 million upon the exercise of warrants to purchase 2,940,616 Common Shares at a price of $1.50 per share and the exercise of broker warrants to purchase 349,650 Common Shares at a price of $1.15 per share; and

•

the majority of the modular composite utility pole assembly line equipment built by McClean Anderson has been transported to our Calgary production facility and we have begun assembling the equipment.  We anticipate that production from such line will commence by the end of July 2005.

Anticipated Changes in the Business

We believe that we are positioned to acquire a significant market share of power utility pole sales as our competitively priced RStandard modular composite transmission poles will generate cost savings for utility companies as compared to traditional wood or steel poles.  In addition, our utility company customers will enjoy the benefit of our poles being environmentally friendly in that, unlike wood and steel poles, our poles do not leech toxic chemicals into the ground soil or water table after installation.

With the engineering/design of our RStandard modular poles up to a height of 23 metres (75 feet) in all strength classifications finalized, and the engineering/design of our poles up to a height of 36 metres (120 feet) and higher load configurations of our transmission poles up to a height of 27 metres (90 feet) anticipated to be finalized by September 2005, we believe that we are positioned to capture a significant market share of power transmission pole sales.

Our two main objectives for the balance of 2005 are to achieve full-scale commercial production of our RStandard modular composite transmission poles and to sell the poles to utility companies. The first objective will be achieved by increasing the production rate of our first generation assembly line at our Edmonton plant and by producing poles at our new Calgary facility with the assembly line manufactured by McClean Anderson.  With these overriding objectives in mind, we envision our business unfolding in the third and fourth quarters of 2005 as follows:

Third Quarter of 2005:

•

commence full-scale commercial production of RStandard modular composite transmission poles at our Calgary facility in September;

•

McClean Anderson to commence construction of a second assembly line for delivery to our Calgary facility;

•

continue the engineering/design and testing of higher load class configurations of our modular composite utility poles to a height of 27 metres (90 feet);

•

continue throughout 2005 with the installation of our poles in live power grids of utility companies in Canada and the United States;

•

continue working with strategic partners throughout 2005 to develop commercial product applications for our Version resins in the infrastructure sectors;

•

continue working with strategic partners throughout 2005 on the research and development of our Version resins so that they may have commercial applications in the transportation and marine industries; and

•

continue throughout 2005 to pursue strategic alliances with companies to develop product applications for our Version resins within the manufacturing processes of pultrusion, filament winding and vacuum injection moulding.

Fourth Quarter of 2005:

•

receive at our Calgary facility the second assembly line manufactured by McClean Anderson; and

•

continue the engineering/design and testing of higher load class configurations of our RStandard modular composite utility poles up to a height of 36 metres (120 feet).

As our RStandard modular composite transmission poles gain market acceptance we believe that we will be in a better position to penetrate the global transmission pole market through international strategic partner relationships.

BUSINESS OF THE CORPORATION

Our primary business is currently comprised of the following two segments:

I.

the production and sale of our Version resins to the composite industry; and

II.

the production and sale of our RStandard modular composite utility poles.

I.

PRODUCTION AND SALE OF VERSION RESINS

Overview of the Composite Industry

What is a Composite?

Composites are broadly known as reinforced plastics.  Specifically, composites are a reinforcing fibre in a polymer matrix.  Most commonly, the reinforcing fibre is fiberglass.  The polymer matrix is typically a thermoset resin, with polyester, vinyl-ester, and epoxy resins most often the matrix of choice.

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

Our Version Technology

Overview

Our Version family of resins are general purpose thermosetting resins designed by us specifically for pultrusion, filament winding and closed moulding composite manufacturing processes.  The system's physical, mechanical and economic properties taken as a whole are intended to be a direct replacement for existing polyester, vinyl-ester and epoxy resins, all of which contain VOCs.

To date, we have focused our efforts on the creation of a family of resin products targeted at specific performance requirements demanded by end users.

Features and Benefits of Version Resins

The chief features and benefits of our Version resins are set forth below.

Impact Resistance

The vast majority of composite materials are brittle in nature, and therefore, are subject to breakage in applications subject to impact forces.  Because our Version resins exhibit superior resilience and elongation properties, they are more damage resistant than competing resins.  This characteristic will permit end users of our Version resins to design new applications where high impact forces are anticipated.

Product Design Considerations and Unit Costs

Composites are, by definition, a combination of fiberglass and resin.  Fiberglass represents the more significant input expense and may amount to two-thirds of the overall inputs.  Our Version resins offer transverse strengths that are two to three times greater than those of many competing resins, and therefore allow engineers the opportunity to design composite parts using much more economical combinations of fiberglass, thereby reducing overall unit part costs.

Productivity and Unit Costs

Our Version resins afford meaningful improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes.  For example, in the pultrusion process, our Version resins allow pulling (production) speeds to be increased up to 30% faster than when using traditional polyester, which translates into lower unit part costs.  In addition, our Version resins readily accept the introduction of color pigmentation during processing or the application of paint to the finished product.

Secondary Processing

The elongation and impact properties of our Version resins permits composite parts to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape.  These unique features will permit our Version resins to be used for the first time in construction applications that have to date been the primary domain of traditional building materials, such as wood, steel and aluminium.  Existing composite parts require the addition of expensive fasteners along with increased time and labour to install such parts on site.

Environmental Considerations

Our Version resins are 100% VOC free.  Polyester and vinyl-ester based resin systems contain between 25% and 50% styrene, which is a VOC.  Manufacturers of composite parts are being subjected to increasing pressure by the EPA to reduce the use of VOC inputs, both for occupational health and environmental reasons.  End users of our Version resins will not be subject to HAP-related EPA reporting requirements, production ceilings and ancillary compliance costs, and will enjoy a healthier work environment.

Intellectual Property

We protect our intellectual property using a combination of patent protection, trademarks, licenses, non-disclosure agreements and contractual provisions.  This intellectual property includes information related to our Version resins, and our filament winding technology and related line equipment technology used in association with the manufacture and distribution of RStandard modular composite utility poles and other composite products.

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

However, although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful.  Litigation may be necessary to enforce our patent, trademarks or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement.  To date, none of our intellectual property has been invalidated or declared unenforceable.

Patent Applications and Patent

Pursuant to an assignment dated June 12, 2000, the original inventors of record assigned their entire right, title and interest in Canadian patent application serial number 2,310,166 filed on May 29, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "Canadian Patent Application") to us, which assignment was registered at the Canadian Patent Office on September 28, 2000 under registration number 05093065.

Pursuant to an assignment dated June 12, 2000, the original inventors of record assigned their entire right, title and interest in United States patent application serial number 09/609,008 filed on July 26, 2000 in respect of "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" (the "U.S. Patent Application") to us, which assignment was registered in the United States Patent Office on June 26, 2000.  On July 16, 2003, the United States Patent Office issued us United States Patent No. 6,420,493 B1 entitled "Two Component Chemically Thermoset Composite Resin Matrix For Use In Composite Manufacturing Processes" and in doing so allowed all 37 claims contained in our U.S. Patent Application.

We have filed additional patent applications in respect of our filament winding technology and related line equipment technology used in our modular composite utility pole manufacturing process.   In addition, we were assigned the rights to certain patent applications pursuant to the Joint Venture Agreement with Euro-Projects.

Trademarks

We obtained trademark registration from the Canadian Intellectual Property Office, the United States Patent and Trademark Office and the European Community Trademarks Office, respectively, for Version used in association with synthetic resins for use in the manufacture of moulding compounds.

Further trademarks have been applied for and have been awarded for various resin based products such as RStandard and RSeal.  As we develop further products, we will file additional trademarks as we determine necessary to protect our interests.

Confidentiality Policy

In addition to our patent and trademark applications, we have taken steps to preserve our related intellect property, including know how and trade secrets, by adhering to a confidentiality policy.  The policy provides for the execution of confidentiality agreements by all of our employees, directors, officers and consultants.  The policy also provides that we shall enter into mutual non-disclosure agreements with all parties testing or working with the Version resin system and with other proprietary products.  Physical security precautions in respect of the Version resin formulations and product designs are also taken.

Manufacturing and Distribution

Immediate demand for Version resins will be filled from our leased 3,000 square metre (40,000 square foot) Edmonton manufacturing facility.

In keeping with our technological and marketing focus, we intend to service international markets through licensing, manufacturing and distribution agreements with reputable chemical, processing and distribution companies possessing significant financial resources.

We do not believe that our business of blending and selling resin compounds is subject to any seasonal cycles or disruptions.  Most of the raw material chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of the underlying raw materials, in particular, the petroleum industry.  These raw material chemicals are available from a number of suppliers worldwide.  Currently, we source the chemicals to produce our Version resins on the open market.  Consequently, we are susceptible to market price fluctuations.  Any increase in the price of these underlying chemicals tends to affect all resin manufacturers equally.

Marketing and Sales

Target Markets

General

We have continued to market our Version resins to various sectors of the composite material products industry.  Our marketing strategy has been to enhance, promote and support the fact that polyurethane-based composite products are unique and have the ability to solve the composite industry's strength, impact resistance and environmental challenges in a cost effective way.

In order to enhance the exposure to our Version resins, we have developed and intend to continue to develop products that are based upon our resin.

Filament Winding

A significant potential market for the use of Version resins is the composite process of filament winding.  The physical properties of Version's polyurethane-based resin system are competitive with polyester and vinyl-ester systems currently used in the filament winding process.  The superior toughness, impact resistance and flexibility of Version resins provide a significant advantage over traditional polyester and vinyl-ester resins.

The largest market in the filament winding composite industry is the manufacture of small diameter pipe and tubing.  This tubing is used in a variety of industries, but its primary use is as underground pipe where high strength and inherent corrosion resistance are important characteristics.  The primary pipe markets are petroleum exploration and production and chemical plant construction.  Other filament winding applications include wafer softeners, water heater tanks, large diameter pipe, electrical components, utility poles and pole extensions.

We believe our Version resins provide the following benefits to customers in the filament winding industry:

•

they can be substituted for polyester and vinyl-ester resins to improve the impact resistance of pipe, resulting in reduced damage during shipment and installation;

•

they have greater flexibility than pipe fabricated with traditional resin systems, permitting them to be bent further before failure.  This is of particular advantage in the transportation, handling, storage and installation of piping systems; and

•

the naturally high reactivity of our Version resin systems can allow for greater production speeds, with the potential to eliminate the curing cycle currently necessary for polyester and vinyl-ester resin systems.

Pultrusion

Another target market for our Version resin is the pultrusion industry.  Version resin has been formulated as a direct replacement for traditional resins that currently dominate this market segment.  The formulation of Version resin allows the customer to use modified existing tooling, equipment, employees and procedures to satisfactorily and competitively manufacture parts, in the same manner as with traditional resins.

We have targeted the pultrusion industry for various reasons, including the following:

•

the inherent properties of thermosetting polyurethane-based resin systems are well suited for this industry;

•

the basic physical properties of the prototype Version resins were proven to be equal or superior to traditional resins;

•

increasing pressure to restrict the use of polyester resins, currently the resin of choice, is being brought to bear by regulators, including the EPA;

•

the pultrusion market has a long history of consistent growth, with most indicators pointing to continued or accelerating growth;

•

products and processes that compete with pultrusion are experiencing greater than average cost increases;

•

a few standard resin products can serve a large portion of this industry's needs;

•

the market is not well supported by traditional suppliers of resin materials, either technically or commercially;

•

the market has shown a willingness to accept new and innovative technologies;

•

our key employees are very familiar with the technology and business aspects of this industry;

•

the industry is small enough that it can be approached on a personal basis without the need for large marketing expenditures; indeed, many of the key contacts are personally known to our key personnel; and

•

the practices and technologies of this industry are generally uniform throughout the world.

We believe that our Version resins provide the following benefits to customers in the pultrusion industry:

•

increased performance of an existing product.  If a customer is currently using vinyl-ester or epoxy resins, a switch will not result in a significant, if any, increase in cost.  If the customer is using polyester resins, a minor increase in material cost may be experienced which should be offset by the faster production rates attainable with Version resins;

•

a product redesigned by us using Version resins will enjoy the same or improved performance characteristics and will benefit from a lower cost combination of resin and reinforcements;

16

•

improved processing speeds and other processing advantages will reduce the overhead component of a customer's product cost and improve production efficiencies;

•

new product designs, based on the unique properties of Version resins, will perform functions that are not physically possible, or not economically possible, using traditional resin systems;

•

production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided and production speeds may be increased;

•

limits on production due to environmental regulations imposed on traditional resin systems can be avoided and increased production rates experienced;

•

workplace quality or health issues that threaten or limit production can be reduced or eliminated; and

•

a reduction in or avoidance of the time and costs of obtaining environmental regulatory approval for new production facilities.  In certain instances, this may allow the construction of facilities in densely populated areas, which are closer to markets, labour and sources of input materials.

These factors alone, or in combination, may be important to pultruders depending upon their current situation.  Version resins offer opportunities for increased profitability and productivity, but an investment of time and creativity on the part of the customer is needed to fully realize these benefits.  As part of our marketing strategy, we intend to maintain a high level of technical business customer support to assist the customer in making the appropriate decisions necessary to maximize the benefits of the Version resin systems.

Products made by pultruders are sold to a wide variety of industries.  These products have high structural strength, are corrosion and weather resistant, and are light in weight.  Pultruded products enjoy a wide acceptance within numerous industries, including, but not limited to, construction, water treatment and water cooling towers, electrical equipment, automotive, civil engineering and infrastructure.

A few specific examples of pultruded products include reinforcement bars for concrete structures, bridge decks, electrical transmission line components, light poles, transformers, I-beams, ladders, tool handles and radio antennas.

Resin Transfer Moulding

An additional target market for our Version resins is the closed moulding process known as resin transfer moulding ("RTM").  This process has seen growing acceptance in recent years using resins such as polyester and vinyl-ester because it reduces (but does not eliminate) VOC emissions.  Use of Version resins in the RTM process offers superior product performance and eliminates VOC's.

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

Advantages of Version resins in the RTM process over traditional resins include:

•

superior toughness and resistance to cracking;

•

faster speeds and increased productivity;

•

elimination of environmental issues associated with VOCs;

•

improved dimensional stability and surface quality due to low shrinkage factors of Version resins; and

•

compatibility with existing moulds, tooling, equipment, training and procedures.

RTM is a lower cost alternative to the closed moulding processes of Reaction Injection Moulding and Structural Reaction Injection Moulding, both of which have been used extensively in the automotive industry to date.  Polyurethane-based resins have been used extensively in both these processes.  As a result, we believe that Version resins should experience positive market acceptance within the automotive industry.

Sales Force And Sales Strategy

During the past year, we progressed from a pure research and development company with a Version resin system to having a patented manufacturing process and marketable composite product lines.  Our technical and sales team has been growing as our newly implemented corporate strategy develops.  We intend to ensure that customer service and technical support are being supported in a professional and effective way from the outset.

Entry into the transmission power utility pole structure market is established by obtaining approval of design and product from each individual customer.  The most significant step in penetrating a market is establishing the first customer in each region.  In 2004, we added significant resources to our sales force to implement our sales strategy.  We have sales personnel focused on our geographic target markets.  We also have industry-specialized personnel.  These resources are being deployed strategically to increase the market penetration of our most profitable products.

In addition, we continue to hire additional operational staff as is warranted to support the build-out of developing, engineering, manufacturing and marketing our composite material products, employing our Version resin, to both the industrial marketplace (i.e. the RStandard modular composite transmission poles) as well as the infrastructure marketplace.

Market Barriers

New entrants to the resin market place must overcome various barriers to entry.  Version resin systems are formulated for specific composite manufacturing processes such as filament winding, pultrusion and resin transfer moulding.  We believe our personnel have in-depth technical and production knowledge of these processes.  The Version resin systems are designed to perform optimally in these specific processes.

Our primary target markets of filament winding, pultrusion and moulding are specialized technology platforms of composite manufacturing.  Major customers are relatively few in number, widely dispersed geographically and not easily accessed through typical market channels.  Access to this market requires personal recognition, integrity and a sophisticated understanding of the factors that influence the processing method and the industry.  We believe that because our personnel have many years of experience within this industry, they are able to approach key members of the group with a high degree of credibility.  New entrants to the composite resin market will need to establish a high level of credibility with decision makers in order to gain access to this market.

Resins for the composite industry are sophisticated chemical products.  Entrants to this market must have highly educated and experienced personnel with backgrounds in theoretical and production chemistry in order to provide the necessary technical support that customers demand.

The use and application of composite resin systems is also a technically sophisticated field.  Customer service expectations require advanced engineering and production expertise, not generally available from industry or educational institutions.  We believe our personnel have the necessary skills to provide prompt and thorough customer support for new product applications.

Identifying new entrants to the resin marketplace is accomplished primarily by participating in technical conferences and trade shows.  New entrants to the marketplace must possess the credibility to be invited to make presentations at such conferences and shows.  We believe we have established, through our personnel and working relationships, the necessary credibility to gain access to these distribution channels.

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

The last decade has seen a consolidation in the composite resin supply industry.  The number of resin suppliers has declined dramatically as larger companies have acquired smaller companies.  Consequently, fewer resin formulations are currently available compared to a decade ago.

Industrial composite resins are marketed either directly to major customers or through distributors.  Generally, major customers are considered to be those with at least US$1 million in annual sales.  Direct marketing is generally based on tank truckload quantities.  Marketing through distributors is typified by drum or tote quantities.  Depending upon quantities, some customers may accept resin from several sources, mixing direct sales and distribution sales according to different needs.  Our prices for direct sales are generally based on year-to-year contracts, negotiated directly with the resin manufacturer.  Distribution sales are generally based on standard price lists, although discounts and rebates may be applied for larger customers.

In-depth technical service to the resin user is, in general, provided directly by the resin manufacturer, who is also able to support research and development departments in varying sizes.  We believe a significant threat to our business success may come from research and development arms of multinational chemical companies, which have significant resources, both financial and technical, and are in a position to evaluate the scope and potential of the marketplace.

Competitive Products

General

In the pultrusion and filament winding industry, the major competitors to Version resins include any of the traditional thermosetting resin materials: polyester, vinyl-ester and epoxy.  Polyesters have generally good physical properties and can be used in a wide variety of applications.  Their major limitation is that they are somewhat brittle materials and have relatively poor strength properties.  Vinyl-ester and epoxy resins are generally stronger, and give improved properties of shear and transverse strength, compared to polyester.  Typical vinyl-ester and epoxy pricing is 150% to 250% of the cost of polyester materials.

Phenolics

In certain pultrusion and filament winding applications, phenolic resins are used.  The primary advantage of phenolics is their resistance to fire, but they are generally more brittle and weaker than polyester resins.  We anticipate that the natural fire retarding capabilities of certain formulations of Version resin can be applied to products requiring fire resistance.  Phenolic resins would be considered competitors to such formulations.  Currently, only a very small amount of phenolic resin is used in the industrial composites field, and as such the pricing of the resin is consistent with small volume, specialty products, and is more costly than Version resins.

Epoxies

Although epoxies have been used extensively in the aerospace industry, their use in industrial composites has been limited.  The exception is small diameter filament wound pipe, where epoxies have been the material of choice due to higher strength and impact resistance.  Many of the same factors that favour the use of Version resins also favour epoxies.  Like Version resins, epoxies do not contain VOC's and are relatively easy to handle, ship and store.  Epoxies can be formulated for extended curing times, which current Version resins cannot.  Conversely, epoxies need extended elevated cure cycles to reach maximum properties whereas Version resins can be cured quickly at room or slightly elevated temperatures.  In general, epoxies are more difficult to process and cure than Version resins.  Epoxies have experienced rapid growth in the industrial composites industry in recent years, generally at the expense of polyesters.  Epoxies have the potential to compete with Version resins, especially if epoxy pricing can be reduced to approximate polyethylene pricing.

Thermoplastics

Although the vast majority of industrial composite materials are thermosetting resins, there have been recent developments of composite materials using thermoplastic materials.  Thermoplastic versions of both urethane and polyester chemistries, as well as more common thermoplastic materials such as polyethylene and polypropylene, have been demonstrated in the pultrusion process.  These thermoplastics have significant cost advantages over traditional thermosetting materials, generally costing 50% to 70% less than those materials.  Processing speeds can be quite high, although to date this benefit has been limited to thin profiles (eg.  sheeting).  An advantage of the thermoplastic pultrusion samples examined to date is that they have very high toughness and impact resistance.  Disadvantages include poor surface quality, porosity, relatively low strength, poor weather resistance and limited application under high temperature conditions (150° Fahrenheit and above).

Specific examples of thermoplastic pultrusion products are "Fulcrum", manufactured by The Dow Chemical Company, and "Twintex", by Saint-Gobain Vetrotex America, Inc. These products may compete with Version resins as thermoplastic technology further develops and prices are reduced.

Substitutes

There are several substitute materials that can be viewed as competition to composite materials.  These include traditional building materials such as wood, steel, aluminium, plastics and reinforced concrete.  Currently, aluminium is the material that is most directly substitutable for pultruded composite materials, although in certain circumstances wood and steel may be alternate materials.  With recent increases in energy prices, aluminium has become relatively more expensive, thereby opening the door for substitution by pultruded resin products.  However, a reduction in the cost of aluminium may result in customers returning to aluminium for certain applications.

Environmental Compliance

In terms of environmental regulation, it is possible for manufacturers utilizing traditional resins to reduce emission levels by installing and operating suitable pollution control equipment.  However, this equipment is costly to purchase and operate, and does not completely remove all hazards or regulatory compliance issues associated with VOC's.

Raw Materials

We have used and are using numerous suppliers to acquire the chemicals required to produce Version resin.  In our opinion, we are not at risk of non-supply from any one supplier, as we have the capability to switch suppliers for any particular chemical component of Version resin.  The risks we face relate to the pricing of the chemical components.  We believe we are able to obtain price discounts by utilizing one supplier for a number of our required chemicals, thereby increasing the volume of chemicals purchased from one source and increasing the price discount that we receive from the supplier.  Should we ever face a supply shortage from a supplier, we believe we will be able to find alternative suppliers of raw chemical inputs.

II.

PRODUCTION AND SALE OF RSTANDARD MODULAR COMPOSITE UTILITY POLES

Overview of the Utility Pole Industry

The global power utility pole structure market is extensive.  Within North America alone, the annual value for replacement and new pole demand is in excess of US$9 billion.  This market consists of replacing existing power grid poles at an annual rate of 3% and adding new grid poles at a rate of 2%.  The remaining global market is significantly larger and growing at a much faster rate in emerging regions such as Asia and former Eastern-bloc countries.  The global market is currently being substantially satisfied by wood, steel and concrete alternatives, depending on the height of pole required and the type of pole available.  In addition, a limited number of composite poles are entering the market at heights less than 18 metres and lower strength classifications (ie. Class 3 and 4).

RStandard Modular Composite Utility Poles

We have commercialized a proprietary modular composite utility pole alternative to existing utility pole structures, which we are manufacturing using our Version resin and our unique and proprietary filament winding technique.  Our modular composite utility poles are being sold under the brand RStandard.  Our product has application in the power utility pole structure market for poles up to heights of 60 metres (200 feet), and most importantly, all strength classifications required by the market.  Our RStandard modular poles can be used for all transmission and distribution applications.

We have successfully completed the engineering and external independent third-party testing of our RStandard modular composite utility pole modules to heights of 23 metres (75 feet) in all strength classifications.  We anticipate completing the engineering and independent third-party testing of our RStandard modular composite utility pole modules up to a height of 36 metres (120 feet) by the end of 2005 and up to a height of 60 metres (200 feet) in 2006.

While there are competing alternative utility poles structures when one only considers initial material cost, we believe that our RStandard modular composite utility poles possess the following competitive advantages over the utility pole alternatives currently available in the marketplace:

Product Advantages

Our RStandard structure has the lowest life cycle cost of any utility pole alternatives currently on the market.  This is a result of the following characteristics of RStandard:

•

lowest weight of all types of utility pole structures;

•

lowest unit transportation costs from plant to customer;

•

significantly smaller sized material handling equipment required;

•

less storage space required by customer;

•

smaller inventory required by customer;

•

lowest transportation cost from storage to site;

•

lighter and thus quicker installation;

•

no maintenance of structure after installation; and

•

longest life of all types of utility pole structures.

Environmental Advantages

Our RStandard structure is the most environmentally friendly of any utility pole alternatives currently on the market as a result of the following characteristics:

•

no VOCs contained in the structure and therefore a completely environmentally friendly manufacturing process;

•

no maintenance required during their life cycle;

•

no potential for leaching chemicals into the environment;

•

longest service life which reduces the need to manufacture replacement structures; and

21

•

preservation of our natural forests as there is no need to cut down trees for use as utility structures.

Manufacturing

Our RStandard modular composite utility poles are being manufactured at our leased 3,700 square metre (40,000 square foot) Edmonton facility and will be manufactured at our new leased 5,200 square metre (56,000 square foot) Calgary production facility.   We are currently assembling the first modular composite pole assembly line at our Calgary facility which McClean Anderson has custom built for us to our design specifications at their facilities.  We anticipate that production from such line will commence by the end of July 2005 and that full scale commercial production at speeds and efficiencies at 1,000 kilograms of composite material per hour will be achieved in September 2005.  We expect that McClean Anderson will commence construction of a second assembly line for delivery to our Calgary facility during the fourth quarter of 2005.

Glass fibre and chemicals represent the majority of the cost to produce our engineered solutions.  Currently the fibre used in our engineered solutions is E-glass fibre manufactured primarily from quartz.  We presently source E-glass fibre on the open market. We are continuously reviewing raw material alternatives in an effort to improve the price and performance of the raw materials used in our engineered solutions.

Sales and Distribution

Our RStandard modular composite utility poles are being marketed and sold by our sales team to end-user power utility companies domestically and internationally.  In the transmission power utility pole structure market, new product adoption requires us to obtain each customer's approval of the design of our product.  Establishing our first customer in each region is the most significant step in the process of penetrating a geographical market.  We have divided the global market into nine domestic regions within North America and three international regions.

Domestic Markets

We have identified the top 100 buyers/users of transmission power utility poles in North America, which have historically accounted for 80% of total North American market purchases of 500,000 transmission poles per year.  We intend to aggressively market our RStandard modular composite utility poles to these companies.

International Markets

Our international market penetration strategy is based on our Barbadian subsidiary, RS International, licensing the Technologies to licensees on a regional basis.

We have entered into a license and supply agreement dated as of April 30, 2005 with Armor Utilities Structures Pty Limited ("AUS") of Sydney, Australia, to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand (the "Region") on the following terms:

•

we granted AUS a license to use our technology for the manufacture and sale of our RStandard modular composite utility poles in the Region in consideration of a one time license fee payable upon commencement of the technology transfer and an ongoing royalty fee expressed as a percentage of gross sale amounts of our RStandard modular composite utility poles made by AUS.  The license is initially for a single production unit, comprised of two cells capable of producing 2,000 kilograms per hour of completed RStandard modular composite utility poles.  We agreed not to issue any additional licenses in the Region for a three year period.  We have agreed to provide AUS with an ongoing supply of our Version resin at our best pricing point to facilitate the manufacture of our RStandard modular composite utility poles by AUS; and

•

we granted AUS a non-assignable right for six years on an exclusive basis with respect to the Region, to purchase our RStandard modular composite utility poles from us and to represent, market, promote and sell our RStandard modular composite utility poles in the Region.  In order for AUS to maintain exclusivity within the Region, it must purchase or manufacture certain defined tonnages of our RStandard modular composite utility poles within certain time frames.

We anticipate that AUS's production facilities in Australia will be operational by the end of the fourth quarter in calendar 2006.  Until AUS's production facilities are fully operational, all RStandard modular composite utility poles to be distributed in the Region will be manufactured in our Alberta production facilities and shipped to AUS for distribution.  We have delivered a demonstration shipment of our RStandard modular composite utility poles to AUS in Australia and we anticipate that the first full container load of our RStandard modular composite utility poles will be shipped to AUS before the end of the third quarter in calendar 2005.

AUS is a wholly-owned subsidiary of Armor Australia Pty, Limited ("Armor") which is a composite materials engineering and manufacturing company traditionally specializing in composite moulding armour panel applications.  Armor works within a variety of industries providing engineered composite solutions from design and prototyping through to providing fully designed and operational production cells.  Since 2004, Armor has been engaged by the Australian electrical energy transmission and distribution industry to investigate the use of fibre composites to meet the industry's growing need for replacement of its utility pole structures.  This initiative resulted in Armor identifying RStandard as the best suited solution for Australia.  Armor is located in Sydney, Australia.

RISK FACTORS

An investment in our securities involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information contained or incorporated by reference in this Annual Information Form, before making any investment.  The risks and uncertainties below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial could turn out to be material and may adversely affect our business.  If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline.

Risks Related to Our Financial Condition

Our audited consolidated financial statements for the fiscal year ended December 31, 2004 have been prepared on a "going concern basis".

 Our audited consolidated financial statements for the fiscal year ended December 31, 2004, in respect of which this Annual Information Form has been prepared, have been prepared on a "going concern basis", which is described more fully in note 1 to the consolidated financial statements.  In accordance with GAAP, and based upon key factors listed herein, we believe such a note in our consolidated financial statements is appropriate, and our independent auditors concur.  Our audit report includes an explanatory paragraph that expresses doubt about our ability to continue as a going concern.

The application of "going concern" depends upon our ability to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.  To date we have not recorded a profit from operations, and have derived virtually all of our working capital from the sale of our securities.  We have experienced erratic revenue trends over the course of our history and, at times, deficiencies in working capital.  Our business also faces many known and unknown risks, including those described in this Annual Information Form, that could hinder our ability continue as a going concern.

Risks Related to Our Business

We have a history of losses, and we cannot provide assurance that we will operate profitably in the future.

We have a limited operating history.  We are in the commercialization stage of our resin and end-product business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing.   Future revenues may be insufficient to generate the required funds to continue such business development and marketing activities.

We depend upon our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success depends, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we depend upon the services of Greg Pendura and Paul Giannelia.  We do not anticipate having key person insurance in place in respect of any of our senior officers or other personnel.  To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.  The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

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

We will require additional financing.

In February 2005, we completed a private placement of Common Shares and warrants to purchase Common Shares, for aggregate gross proceeds of approximately $10 million, and in May 2005 we received approximately $4.8 million upon the exercise of warrants to purchase Common Shares, which proceeds we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the remainder of 2005.  However, in order to increase our manufacturing capacity and accelerate our growth objectives, we will need to raise additional funds from lenders and equity markets in the future.  We may be unable to raise additional capital on commercially reasonable terms to finance our growth.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

We cannot control the cost of our raw materials.

Our principal raw materials are glass fibres and chemicals. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feed stocks, market demand, and freight costs.  The prices for these raw materials have varied significantly and may vary significantly in the future.  We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials.  Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

We depend on third party supply and transportation systems, and any disruptions could impair our ability to compete in the marketplace.

The chemical industry is sensitive to raw material, manufacturing and shipping costs.  Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of underlying raw materials, in particular oil and gas.

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

Litigation may be necessary to enforce our intellectual property rights, protect trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity.  Intellectual property laws provide limited protection.  Moreover, the laws of some foreign countries do not offer the same level of protection for intellectual property as the laws of Canada and the United States.  We may be unable to detect the unauthorized use of our intellectual property.  Litigation may result in substantial costs and diversion of resources, which may limit the development of our business.

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

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products are and will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminium.  As such, we compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete may become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

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

If we are unsuccessful in developing markets, our business will be adversely affected.

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

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

Our future success will be influenced by our ability to continue to develop new competitive products.  Although we are committed to the development of new products and the improvement of our existing products, we cannot provide assurance that these research and development activities will prove profitable, or that products or improvements resulting therefrom, if any, will be successfully produced and marketed.  The composite industry is characterized by technological change, changes in user and customer requirements, new product introductions embodying new resin formulations and new processing technologies and the emergence of new industry standards and practices that could render our technology obsolete or have a negative impact on our sales margins.  Our performance will depend, in part, on our ability to enhance our existing products, develop new proprietary technology that addresses the sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of technology entails significant technical and business risks.  If we are unsuccessful in using new technologies effectively or adapting our products to customer requirements or emerging industry standards, we may lose market share, and our revenues may decline.

The loss of strategic alliances could make our products less appealing and useful to customers.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships.  To the extent that the strategic alliances negotiated by us are exclusive or restricted as to location or technological environment they will limit our flexibility to broaden our distribution by increasing the number of strategic alliances and working relationships.  We cannot provide assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can we provide assurance that new relationships, if any, will afford us the flexibility to broaden our distribution.

We may encounter product deficiencies that could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  Our products and the products incorporated from third parties are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which we might consider minor may be considered serious by our customers.  If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

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

The composite industry is presently under intense scrutiny due to its production of harmful "greenhouse" gases or HAPs.  The EPA in the United States has established a regulatory regime that has targeted airborne emissions of styrene, toluene, xylene, methyl, methacrylate and methylene chloride in the reinforced plastics industry.  The EPA regulates manufacturers' outputs of HAPs, including VOC's, by way of a complicated algorithm.  Existing companies in the composite industry must achieve a level of emissions control that is equivalent or superior to the average emission levels of the companies making up the 12% of the composite industry with the lowest emission levels.  Furthermore, new companies entering the composite industry must achieve emission levels equivalent or superior to the company in the composite industry with the lowest emission levels.  The EPA monitors both the size level of hazardous air pollutants and companies' abilities to enact the expensive environmental controls that may be mandated by the EPA.  As a consequence of this regulation, the production capabilities of companies in the composite industry are presently curtailed due to the restrictive quotas placed on the amount of toxic resins that may be purchased for the production of reinforced plastics.

Typical polyester and vinyl-ester resin systems contain up to 50% styrene and smaller percentages of other restricted chemicals.  Recently, the majority of the major producers of composites have reformulated their existing products such that they contain approximately 35% styrene.  Notwithstanding this improvement, the styrene reduction does not eliminate the VOC emission problem inherent in composite products.  Moreover, many users of reformulated composite products have reported difficulties with these new product formulations.  We believe our resins to be free of VOC's, and further believe that we are in compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products are free of all VOC's or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.  However, due to the increasing concern for the integrity of the environment, it is possible that a number of laws and regulations may be adopted with respect to the environment or the transportation of goods which may impose additional burdens on companies conducting business related to the composite industry, and thus increase our cost of doing business.  We cannot provide assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.  If we do not obtain the necessary approvals to sell our products, our revenues could decrease significantly.

If we are unable to manage our growth effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.  Our ability to manage our growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  The inability of us to deal with this growth could have a material adverse impact on our business, operations and prospects.  While we believe that we will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses.  In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain our employees.  We may be unable to manage such growth effectively.  Our management, personnel or systems may be inadequate to support our operations, and we may be unable to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars.  Approximately 77% of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Canadian dollars.  We have no U.S. dollar denominated assets.  U.S. dollar revenues have been less than $300,000 annually for each of the last two fiscal years.  As our accounts payable are principally in Canadian dollars and some of our accounts receivable are in U.S. dollars, any appreciation in the value of the Canadian dollar against the U.S. dollar will result in exchange losses for us.

Expansion into the United States and other markets outside of Canada could strain our financial position.

We intend to invest significant financial and managerial resources to expand our sales and marketing operations into the United States and other foreign countries.  Should we find it necessary to do so, the cost of opening new offices in the United States and abroad and hiring new personnel for such offices could significantly decrease our profitability, if such new offices do not generate sufficient additional revenue.

We must devote substantial resources to our international operations in order to succeed in these markets.  In this regard, we may encounter difficulties such as: (i) unexpected changes in regulatory requirements and trade barriers applicable to our business; (ii) challenges in staffing and managing foreign operations, including employment laws and practices in jurisdictions with different legal systems; (iii) seasonal reductions in business activity and economic downturns; (iv) longer payment cycles and problems in collecting accounts receivable; and (v) different technology standards.  In addition, our focus on international markets subjects us to fluctuations in currency exchange rates.  Any of the foregoing difficulties experienced in conducting business internationally could harm our international operations and, consequently, our business and prospects.

Some of our directors are engaged in other activities which may pose potential conflicts of interest.

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  Conflicts, if any, will be subject to the procedures and remedies of the ABCA.  See "Conflicts of Interest".  These conflicts of interest could result in some of our directors or officers competing against us.

Risks Related to Our Securities

There may be volatility in our share price

The market price for our Common Shares could be subject to wide fluctuations.  Factors such as announcements of quarterly variations in operating results, technological innovations or the introduction of new products by our competitors, as well as market conditions in the industry, may have a significant impact on the market price of our shares.  The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (the "Preferred Shares").  The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of our shares.

Common Shares

Except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend at, and to vote at all meetings of our shareholders.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends if, as, and when declared by our directors.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to share equally in our remaining property upon our liquidation, dissolution or winding-up.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares.  The Preferred Shares may be issued from time to time in one or more series, each consisting of a number of Preferred Shares as determined by our Board of Directors who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.  There are no Preferred Shares presently issued and outstanding.  The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with our articles, over the Common Shares and any of our other shares ranking junior to the Preferred Shares of a series.

MARKET FOR SECURITIES

Our Common Shares are listed on the TSX Venture Exchange under the symbol "RS".  The price ranges and volume traded on the TSX Venture Exchange during each month of 2004 is set forth below.

2004	High	Low	Volume
January	0.93	0.76	68,380
February	1.20	0.75	148,595
March	1.21	0.91	132,769
April	1.45	1.06	114,880
May	1.39	1.11	112,480
June	2.18	1.30	696,481
July	2.00	1.32	219,142
August	1.50	1.24	99,752
September	1.25	0.90	85,566
October	1.20	0.75	167,690
November	1.09	0.75	174,595
December	0.87	0.69	118,976

Our Common Shares are also quoted in the United States on the Over The Counter Bulletin Board Market under the trading symbol "RSSYF".  The price ranges and volume traded on the Over The Counter Bulletin Board Market during each month of 2004 is set forth below.

2004	High	Low	Volume
January	0.80	0.55	7,063
February	0.90	0.55	16,251
March	0.92	0.83	10,000
April	1.09	0.80	25,201
May	1.03	0.82	41,317
June	1.63	0.95	723,568
July	1.54	0.97	252,963
August	1.16	0.95	70,655
September	1.00	0.67	77,834
October	0.96	0.59	123,655
November	0.92	0.62	72,659
December	0.76	0.57	59,279

DIVIDEND RECORD AND POLICY

Our current policy is to retain profits for future growth.  As a result, no dividends have been paid on our shares during the three most recently completed financial years.  Our dividend policy is reviewed periodically by our Board of Directors and is subject to change, depending on our earnings, financial requirements and other factors, as appropriate.  As at the date hereof, we do not intend to change our dividend policy.  There are no restrictions that could prevent us from paying dividends.

HUMAN RESOURCES

We had 52 full-time employees at December 31, 2004, four of which were located at our head office in Edmonton.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information in respect of our directors and executive officers.

Name, Province and Country of Residence	Positions and Offices Held with Resin	Principal Occupations During the Five Preceding Years	Period of Service as Director
Gregory S. Pendura Alberta, Canada	Chairman, President and Chief Executive Officer and Director	Chairman (since December 2004), President and Chief Executive Officer (since July 2001) of Resin. Executive Vice President of Resin from September 1998 to July 2001.	September 1998 to present
Dwayne D. Hunka (2)(3) Alberta, Canada	Director	Co-owner and senior officer of Waiward Steel Ltd. (a private steel fabrication company) since 1978.	September 1998 to present
Zsolt J. Feketekuty (1)(3) Alberta, Canada	Director	Chartered Accountant and President of Z.J. Feketekuty P.C. (a professional corporation that provides accounting services) since 1986.	February 2004 to present
David A. Williams (1)(2) Ontario, Canada	Director	President of Roxborough Holdings Limited (a private investment company) since February 1995.	December 2004 to present
William J. Demcoe (1)(2)(3) Alberta, Canada	Director

President of Willbren and Company Ltd. (a private management advisory,

interim executive and investment company) since 1992.  Interim Head of Electric Power Department for AltaGas Services Inc. from January to September 2002.   Vice President Accounting (interim appointment) of Aquila Networks Canada a subsidiary of a United States public company from December 2002 to November 2003.

December 2004 to present
Susan E. Bannerman Alberta, Canada	Controller	Controller of Resin since February 2005. From October 2000 to February 2004, Controller of SunGro Horticulture Canada Ltd. (a producer and distributor of horticultural-grade peat moss, peat based and bark-based growing media). From September 1994 to October 2000, a Principal of INT Associates Inc. (a private management consulting company).	-
Paul B. Giannelia Alberta, Canada	Chief Executive Officer of RS Technologies, a division of Resin	Chief Executive Officer of RS Technologies, a division of Resin, since January 2004. From August 1977 to October 2003, President and Chief Executive Officer of SCI Group of Companies (a private infrastructure company).	-

Michael P. Giannelia Alberta, Canada	Vice President, Commercial of RS Technologies, a division of Resin	Vice President, Commercial of RS Technologies, a division of Resin, since January 2004. From May 1998 to October 2003, Manager of Project Administration with Aecon Infrastructure Inc. (a private construction/infrastructure company).	-
Mark W. Warren Alberta, Canada	Vice President, Technical of RS Technologies, a division of Resin	Vice President, Technical of RS Technologies, a division of Resin, since June 2003. From June 2000 to June 2003, Project Manager with Aecon Infrastructure Inc. (a private construction/infrastructure company).	-
Milena Radakovic Alberta, Canada	Vice President, Marketing of RS Technologies, a division of Resin	Vice President, Marketing of RS Technologies, a division of Resin, since December 2004. From July 2002 to July 2004, Director of Marketing with BW Technologies Ltd. (a public industrial manufacturing company).	-

Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Management Resources and Compensation Committee.

(3)

Member of the Nominating and Corporate Governance Committee.

As at June 29, 2005, our directors and executive officers as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 719,532 Common Shares, representing approximately 0.9% of the outstanding Common Shares.  The term of office of each of our directors expires at our next annual meeting of shareholders.

Governance of the Corporation

Our Board of Directors is responsible for our governance.  Our Board of Directors has also established the following committees:

Audit Committee.  The Audit Committee is responsible to assist Board of Director oversight of: (i) the integrity of our financial statements and the audits thereof; (ii) our accounting and financial reporting processes; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our external auditor; and (v) the performance of our external auditor and internal audit function.

Management Resources and Compensation Committee.  The Management Resources and Compensation Committee assists our Board of Directors in carrying out its responsibilities by reviewing management resources and compensation issues and making recommendations to our Board of Directors as appropriate.  In particular, the committee is responsible for our Board of Directors' responsibilities relating to the compensation of our executives.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee assists our Board of Directors in carrying out its responsibilities by reviewing corporate governance and Board of Director nominee issues and making recommendations to our Board of Directors as appropriate.  In particular, the committee is responsible for identifying the individuals qualified to become board members, consistent with any criteria approved by our Board of Directors, recommending to our Board of Directors proposed nominees for election to the Board of Directors at the next annual meeting of shareholders and developing and recommending to our Board of Directors corporate governance principals as applicable to us.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. William Demcoe (Chairman), David Williams and Zsolt Feketekuty. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy. For the purposes of MI 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Name and Municipality of Residence	Independent	Financially literate	Relevant Education and Experience
William J. Demcoe Calgary, Alberta	Yes	Yes

Mr. Demcoe has been President of Willbren and Company Ltd. (a private management advisory, interim executive and investment company) since 1992.  He has been the senior financial executive of several companies including two listed on  the Toronto Stock Exchange.  He has provided senior level financing, acquisition and strategic advice to a variety of clients and has been recognized as an "independent financial expert" by the Alberta Energy and Utilities Board (2001).  Mr. Demcoe was interim Head of Electric Power Department for AltaGas Services Inc. from January to September 2002.  Mr. Demcoe was Vice President Accounting (interim appointment) of Aquila Networks Canada a subsidiary of a United States public company from December 2002 to November 2003.  He is a graduate of Ryerson Polytechnical Institute (1969) in Business Administration and received his Master of Business Administration (Finance) from the University of Chicago in 1971.  Mr. Demcoe has been a member of the Institute of Chartered Accountants of Alberta since 1975.

David A. Williams, Toronto, Ontario	Yes	Yes

Mr. Williams has been the owner and President of Roxborough Holdings Limited, a private investment company, since February 1995.  From 1969 to 1994, Mr. Williams held senior management positions with Beutel Goodman Company, a large Canadian institutional money management company.  Mr. Williams is currently a director of the following public companies:  Western Silver Corp., Metro One Telecommunications Inc., Bennet Environmental Inc., Roador Industries Inc. and Octagon Industries Inc.  Mr. Williams received a Bachelors degree in Business from Bishops University in 1963 and a Masters of Business Administration from Queen's University in 1964.

Zsolt J. Feketekuty, Edmonton, Alberta	Yes	Yes

Mr. Feketekuty is a Chartered Accountant and has been the President of Z.J. Feketekuty P.C. since 1986.  Mr. Feketekuty received a Bachelor of Business Administration from Kent State University in 1968 and a Masters in Business Administration from the University of Toronto in 1971.  Mr. Feketekuty has been a member of the Alberta Institute of Chartered Accountants since 1980.

Fees Paid to KPMG LLP

The following table sets forth the audit service fees paid by us to KPMG LLP for the periods indicated:

Type of Fees and Fiscal Period Ended	Aggregate Fees Billed	Nature of Services Performed

Audit Fees
Fiscal Year Ended December 31, 2004	389,000	Audit of consolidated financial statements
Four Month Period ended December 31, 2003	$96,000	Audit of consolidated financial statements

Audit – Related Fees
Fiscal Year Ended December 31, 2004	$61,000	Accounting consultations regarding accounting standards
Four Month Period ended December 31, 2003	$Nil

Tax Fees
Fiscal Year Ended December 31, 2004	$1,167	Planning and tax compliance
Four Month Period ended December 31, 2003	$3,200	Planning and tax compliance

All Other Fees
Fiscal Year Ended December 31, 2004	$Nil
Four Month Period ended December 31, 2003	$Nil

Audit Committee Charter

The charter of our Audit Committee is attached as Schedule "A" to this Annual Information Form.

CONFLICTS OF INTEREST

Certain of our directors are associated with other companies or entities, which may give rise to conflicts of interest.  In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract.  In addition, the directors are required to act honestly and in good faith with a view to our best interests.  We are not aware of any existing or potential material conflicts of interest between us and any of our directors or officers.

LEGAL PROCEEDINGS

There are no material legal proceedings to which we are a party or of which any of our property is the subject, nor are any such proceedings known to us to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors or executive officers, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of our outstanding voting securities, and no associate or affiliate of any of the persons or companies referred to above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is our transfer agent and registrar.  The register of transfers of our Common Shares is located in Calgary, Alberta.

MATERIAL CONTRACTS

Other than contracts which we entered into in the ordinary course of business, the only contracts that are material to us and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and which are still in effect are:

1.

the Technology Transfer Agreement and Cost Sharing Agreement referred to under "Corporate Structure";

2.

the Joint Venture Agreement, Technology Licence Agreement and Operating Agreement referred to under "General Development of the Business – Historical Development";

3.

the Escrow Agreement referred to under "Escrowed Securities";

ESCROWED SECURITIES

The following table sets forth details regarding the number of our securities which, to our knowledge are held in escrow.

Designation of Class	Number of Securities Held in Escrow (1)	Percentage of Class
Common Shares	6,789,692	8.4%

Note:

(1)

Pursuant to an escrow agreement (the "Escrow Agreement") dated October 15, 2002, as amended, among us, Computershare Trust Company of Canada (the "Escrow Agent") and JMC Investments Ltd., The Island Reef Trust and USCC Holding Company (the "Escrowed Shareholders") in the form required by TSX Venture Exchange, the Escrowed Shareholders had an aggregate of 6,789,692 Common Shares (the "Escrowed Shares") deposited in escrow with the Escrow Agent.  The Escrow Agreement provides that the Escrowed Shares will be released from escrow as follows:  969,956 of the Escrowed Shares will be released on October 15, 2005 and on each of April 15 and October 15, 2006, 2007 and 2008. In the event we become a Tier 1 issuer as described in TSX Venture Exchange Policy 2.1, all of the remaining Escrowed Shares will be released on October 15, 2005.

PRIOR SALES

There is no class of our securities that is outstanding but not listed or quoted on a marketplace.

INTERESTS OF EXPERTS

To our knowledge, as of the date hereof, set forth below is the name of each person or company who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or relating to, our most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company.

KPMG LLP, Chartered Accountants, have performed the external audit of our financial statements for the fiscal period ended December 31, 2004.

ADDITIONAL INFORMATION

Additional information, including our directors' and officers' remuneration and indebtedness, principal holders of our securities and our securities authorized for issuance under equity compensation plans is contained in our information circular for our annual and special meeting of shareholders held on July 14, 2004.  Additional financial information is provided in our consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2004.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Resin Systems Inc.

14604 - 115A Avenue

Edmonton, Alberta T5M 3C4

Telephone:

(780) 482-1953

Facsimile:

(780) 452-8755

Additional information relating to us including the materials listed in the preceding paragraphs may be found on SEDAR at www.sedar.com or through our website at www.grouprsi.com.

1

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

A committee of the board of directors of Resin Systems Inc. (the "Corporation") to be known as the Audit Committee (the "Committee") shall have the following terms of reference:

Purpose

The purpose of the Committee is to assist Board oversight of (1) the integrity of the Corporation’s financial statements and the audits thereof, (2) the Corporation’s accounting and financial reporting processes, (3) the Corporation’s compliance with legal and regulatory requirements, (4) the qualifications and independence of the Corporation’s external auditor and (5) the performance of the Corporation’s external auditor and internal audit function.

Membership and Chairperson

Following each annual meeting of shareholders, the board of directors of the Corporation (the "Board") shall appoint from its number three or more directors (the "Members" and each a "Member") to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Nominating and Corporate Governance Committee.  Any Member may be removed from office or replaced at any time by the Board.  All of the Members will be Independent Directors.  In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert.  Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee.  If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

Responsibilities

The Committee shall:

(a)

review, evaluate and oversee the external auditor’s independence, experience, qualifications and performance and determine whether the external auditor should be appointed or re-appointed and nominate the external auditor for appointment or re-appointment by the shareholders;

(b)

where appropriate, terminate the external auditor;

(c)

when a change of external auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of external auditor required, and the orderly transition of such change;

(d)

review the terms of the external auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(e)

at least annually, obtain and review a report by the external auditor describing:

•

the external auditor’s internal quality-control procedures; and

2

•

any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and the steps taken to deal with any issues raised in any such review;

(f)

at least annually, confirm that the external auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the external auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the external auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(g)

review and evaluate the lead partner of the external auditor;

(h)

ensure the regular rotation of audit engagement team members of the external auditor as required by law, and periodically consider whether there should be regular rotation of the external auditor firm;

(i)

meet privately with the external auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the external auditor, including:

•

planning and staffing of the audit;

•

any material written communications between the external auditor and management;

•

whether or not the external auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•

the extent to which the external auditor is satisfied with the nature and scope of its examination;

•

whether or not the external auditor has received the full co-operation of management of the Corporation;

•

the external auditor’s opinion of the competence and performance of the principal financial officer and other key financial personnel;

•

the items required to be communicated to the Committee under the Canadian authoritative guidance;

•

all critical accounting policies and practices to be used by the Corporation;

•

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

3

•

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;

(j)

meet privately with the [head of the internal auditing department] as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the [internal auditing department];

(k)

pre-approve or approve (if pre-approval is not required by law) the appointment of the external auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the external auditor.  The Committee may delegate this ability to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l)

resolve any disagreements between management and the external auditor regarding financial reporting;

(m)

review, discuss with management and the external auditor and, where appropriate, recommend for approval by the Board, the following:

(i)

audited annual financial statements, in conjunction with the report of the external auditor;

(ii)

interim financial statements;

(iii)

annual and interim management’s discussion and analysis of financial condition and results of operations;

(iv)

reconciliations of the annual or interim financial statements; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)

discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of "pro forma" or "adjusted" non-GAAP information in such press releases and financial information.  Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)

review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

4

(p)

review disclosures made to the Committee by the Chief Executive Officer and principal financial officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting;

(q)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the external auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate.  The Committee will discuss this mandate with the external auditor; review the appointment and replacement of the officer in charge of internal audit and review the significant reports to management prepared by the internal auditing department and management’s responses;

(t)

review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(u)

review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposures, including the steps taken to monitor and control risks;

(v)

review periodically, the status of taxation matters of the Corporation;

(w)

set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(x)

review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

(y)

consider other matters of a financial nature as directed by the Board.

Reporting

The Committee will regularly report to the Board on:

•

the external auditor’s independence;

•

the performance of the external auditor and the Committee’s recommendations regarding its reappointment or termination;

5

•

the performance of the internal auditing department;

•

the adequacy of the Corporation’s internal controls and disclosure controls;

•

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•

its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•

the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•

all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Complaints Procedure

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments.  The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site and the annual report of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

Assessment

At least annually, the Nominating and Corporate Governance Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

Access To Outside Advisors And Senior Management

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the Board’s approval at any time and has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of compensation to any advisors retained by the Committee, compensation to any external auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

6

Meetings

Meetings of the Committee may be called by any Member, the Chairman of the Board or the Chief Executive Officer of the Corporation.  Meetings will be held each quarter and such additional times as is necessary for the Committee to fulfill its responsibilities.  The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present.  A quorum shall be not less than a majority of the Members from time to time.  Matters decided by the Committee shall be decided by majority vote.  Subject to the foregoing, the Business Corporations Act (Alberta) and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation.  Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting.  Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice.  The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

"Independent Director" means a person other than an officer or employee of the Corporation or any parent or subsidiary who has been affirmatively determined by the Board to have no material relationship with the Corporation that would interfere with the exercise of independent judgment.  The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the Corporation or by any parent or subsidiary of the Corporation, other than prior employment as an interim Chairman of the Board or Chief Executive Officer;

(b)

a director who accepts or has an immediate family member who accepts any payments from the Corporation or any parent or subsidiary of the Corporation in excess of US$60,000 per year during the current or any of the past three fiscal years, other than compensation for Board service, payments arising solely from investments in the Corporation’s securities, compensation paid to an immediate family member who is a non-executive employee of the Corporation or of a parent or subsidiary of the Corporation, compensation received for former service as an interim Chairman or Chief Executive Officer, benefits under a tax-qualified retirement plan, non-discretionary compensation, or loans permitted under Section 13(k) of the United States Securities Exchange Act of 1934;

(c)

a director who is an immediate family member of an individual who is, or has been in any of the past three years, employed by the Corporation or any parent or subsidiary of the Corporation as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Corporation made, or from which the Corporation received, payments (other than those arising solely from investments in the Corporation’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the most recent three fiscal years;

7

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Corporation’s executive officers serve on that entity’s compensation committee; and

(f)

a director who is, or has an immediate family member who is, a current partner of the Corporation’s external auditor, or was a partner or employee of the Corporation’s external auditor who worked on the Corporation’s audit at any time during the past three years.

For purposes of this definition, "immediate family member" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home (other than domestic employees).  In addition, "parent" or "subsidiary" includes entities that are consolidated with the issuer's financial statements.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

(a)

accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or

(b)

be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and/ regulations).

"Financially Literate" means the ability to read and understand a set of financial statements, including a balance sheet, income statement and cash flow statement.

"Audit Committee Financial Expert" means a person who has the following attributes:

(a)

an understanding of generally accepted accounting principles and financial statements;

(b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)

an understanding of internal controls and procedures for financial reporting; and

(e)

an understanding of audit committee functions;

acquired through any one or more of the following:

(f)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or external auditor or experience in one or more positions that involve the performance of similar functions;

(g)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, external auditor or person performing similar functions; or

(h)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.

Management’s Discussion and Analysis

On July 29, 2005, Resin Systems Inc. (the “Company”) restated its consolidated financial statements for the year ended December 31, 2004 to reflect the funding received from Government assistance as a liability of $498,263 rather than a reduction in operating expenditures.  This Management’s Discussion and Analysis has been revised to reflect the restatement. This Management’s Discussion and Analysis (“MD&A”) for the Company should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2004 (as restated) and the audited consolidated financial statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002.  The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) unless specifically stated.  The reporting and measurement currency in the audited consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

This MD&A is dated July 29, 2005.

Overview

Corporate History

The Company commenced business in mid-1995 with an initial focus on proprietary Uni-Seal™ polyurethane based industrial coatings. Through its research and development activities, the Company continued with the development of this polyurethane based coating product, during which time it was discovered that a particular formulation would in fact serve better as the resin for polyurethane based composites.  This resin system was patented and commercialized and is now being sold under the proprietary name Version™.

In early to mid 1998 following an amalgamation, the shares of the Company became listed on the predecessor exchange to the TSX Venture Exchange, namely the Alberta Stock Exchange.  The company also shifted the overall marketing emphasis from solely pursuing UniSeal™ coatings to include the Version™ resins and related composites, due to the significant growth potential within this sector.

One of the major benefits of the Version™ resin system is the fact that it is an environmentally friendly product for many reasons - most notably of which is that it does not contain any volatile organic compounds. The Company therefore concentrated its efforts on further development and pre-commercialization of the Version™ resins as well as its UniSeal™ coating products.

In 2002, the Company continued with the research, development and testing of its resin systems and entered into an agreement with the Alberta Research Council (“ARC”) to evaluate Version™ resin systems against competing products. Additionally, the Company entered into an agreement with the National Research Council (“NRC”) to expedite development of its Version™ resin system for large pultrusion and filament winding markets.

During fiscal 2003, the Company expanded its focus from being a supplier of materials to one that also produces and delivers finished products utilizing its Version™ resin system. In one such initiative, the Company completed a transaction with Canzeal Enterprises Ltd. to obtain filament winding technology for composite utility pole manufacturing. For the remainder of the year 2003, the Company concentrated on developing manufacturing procedures and testing to meet industry specifications for utility poles.  An independent market study was completed in 2003 that indicated the size of the utility pole market to be approximately U.S. $2.8 billion. Management believes that the many unique and distinct advantages from its proprietary resin system will give it a competitive edge while introducing composite poles into the utility pole market.

Additionally, the Company developed composite hockey shafts in 2003 using its Version™ resin system.  These shafts were brought to market under the trade-name New Version Sport™ or NVS™.

In the fall of 2003, management received regulatory approval to change the fiscal year end of the Company from August 31 to December 31.  In 2003 the company expanded its management team through the formation of RS Technologies, a group that is focused on bringing the Company’s products to market.  During this period, the Company fulfilled its first utility pole order, filled resin orders and continued with sales of its composite hockey shaft.

In 2004, the Company continued with the development of composite material utility pole technology and introduced its proprietary RStandard™ technology to the utility industry. The Company successfully completed several independent tests that confirmed that the RStandard™ technology substantially exceeded the load, deflection and destruction standards required by utility companies in the United States.  The Company has refocused its target market from shorter distribution poles to larger transmission poles due to the distinct advantages of the proprietary RStandard™ technology.

Unfortunately, the technology acquired from Canzeal in early 2003 was not successful in scaling from research and development to full scale production. Management has decided to write off the intangible asset it acquired in the Canzeal transaction and to write down one of its filament winding machines that is capable of producing the shorter distribution poles.

The Company entered into an agreement with a notable US based equipment manufacturer, for the manufacture and commissioning of a complete "next generation" production cell.  The new production cell will combine the Company’s proprietary filament winding technologies along with the proven strength and robustness of that company’s filament winding equipment to efficiently produce the Company's RStandard modular composite utility poles in 2005. Full-scale operations are not expected until later in 2005.

The Company achieved registration under the ISO 9001:2001 standard as a result of a well defined and implemented Quality Management System.

Version™ Resin

The Company has created and patented a revolutionary line of polyurethane based thermo-set resins under the trade-name Version™. This product has significant advantages over all other resins in the areas of strength, impact resistance, curing times, heat resistance and environmental friendliness. The Company is currently the sole manufacturer and supplier of its patented Version™ resin. The Company will continue its research and development efforts to develop new ‘specialty’ resins for future specific commercial applications.

RStandard™

The Company produces an innovative composite material utility pole in custom strengths and lengths to meet a variety of customer requirements. The RStandardTM utility pole technology is proving itself superior to traditional wood, steel, aluminium and concrete poles, as well as other existing composite material utility poles currently on the market. The Company has successfully completed a number of independent tests that are a necessary prerequisite requirement for shipments to most major power utility companies. All testing was performed independently by EDM International Inc. at its utility industry renowned laboratory and test facilities.  The proprietary RStandard™ technology has been well received by the utility industry as it provides alternatives and options not available with other technologies in the market today.  As a result of these advantages, the Company has refocused its efforts on meeting the market demand for transmission poles as opposed to distribution poles, a market that is larger and one that has more opportunities for growth.

Although the technology acquired from Canzeal has failed to meet the required production rates to meet existing product demand, the Company has devoted significant effort to improve the RStandard™ technology and the associated production machinery including signing an agreement with a notable US based equipment manufacturer to deliver proven filament winding equipment to the Company’s new production facility in Calgary.

RSeal™ (formerly Uniseal™)

RSealTM is a high performance industrial coating for use in aggressive environments. That was formerly marketed under the UniSeal™ trade-name.  RSealTM is formulated from a unique combination of crumb rubber salvaged from used tires and a polyurethane base. Several multipurpose formulations have been developed which provide the essential properties required of maintenance coatings. The unique formulation of RSealTM provides two to three times the adhesive strength of competing coatings. In addition to superior adhesion characteristics, RSealTM is VOC and solvent free, non-toxic and odourless.  It is UV resistant as well as resistant to most acids, bases and salts. RSealTM is also registered for casual food contact by the FDA and Agriculture Canada. The easy application, fast drying time, and customizable colours make RSealTM a perfect coating for a wide variety of applications. The Company has continued its efforts to market this proprietary line of superior industrial coatings as significant research had been invested to-date and market demand has been identified.

New Version Sport™ (NVS™)

The Company continues to distribute hockey stick shafts and blades from inventory through direct customer orders and from the NVS™ website.  However, the Company does not envision this market as central to the future of the Company so further development is not anticipated at this time.

Selected Annual Financial Information

                      Year ended       Four months ended       Years ended August 31,

                              December 31, 2004    December 31, 2003          2003                2002

Total revenues     $      365,686                $    453,156           $     268,630    $     339,527

Net loss                 (14,813,654)                  (3,136,457)            (4,588,588)     (1,717,968)

  per share(1)                   (0.24)                           (0.07)                     (0.11)             (0.09)

Total assets              9,229,248                     6,913,491              5,770,897               N/A

Total long-term

  liabilities                     606,362                        385,274                  343,425              N/A

Working capital         1,384,417                     2,472,588               2,448,218              N/A

_______________________________________________________

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss pr share.

The above annual information has been prepared in accordance with Canadian generally accepted accounting principles and is reported in Canadian dollars.  Therefore, these measures may not be comparable to similar measures presented by other issuers who use non-GAAP measures.

Results of Operations

In reviewing the results of the year ended December 31, 2004, the four months ended December 31, 2003 and the years ended August 31, 2003 and 2002, the reader is advised that comparison between the periods needs to be tempered with the knowledge that during the year ended December 31, 2004, the Company was heavily involved in the development and commercialization of its products. Therefore, expenses related to staffing levels, research and development, marketing and infrastructure development for fiscal 2004, were higher than  for the four months ended December 31, 2003 and the years ended August 31, 2003 or 2002.

Revenues:

Revenue from product sales was $365,686 for the year ended December 31, 2004.  The lower than anticipated sales was due to the failure of the technology and equipment to meet production volumes.  Version™ sales accounted for 78% of the December 31, 2004 volume compared to 29% for the four month period ended December 31, 2003 and 52% for the year ended August 31, 2003 (27% for 2002).  A detailed breakdown of product revenues is contained in note 16 of the accompanying Consolidated Financial Statements.

The company also refocused its marketing and sales efforts in the transmission pole market rather than the distribution market both nationally and internationally.

Operating Expenses:

                                                Year ended       Four months ended       Years ended August 31,

                                    December 31, 2004      December 31, 2003             2003                  2002

Cost of sales                          $     434,389               $      333,899      $      118,333     $    216,782

Direct and product

  development                            4,510,184                    1,147,537          1,552,190           632,042

Marketing and business

  development                            1,190,136                       387,997             524,196          314,168

General and

  administrative                          6,044,423                    1,269,047           2,011,495          814,681

Interest and other

  charges                                       24,043                        22,689                36,773             9,093

Amortization of property,

plant and equipment                     656,325                         82,071                243,683            62,438

Amortization of intangibles           307,253                        109,733               411,500                 --

(Gain) on sale of

Property, plant and equipment       (1,048)                              --                          --                 (393)

Write –down of inventory              713,576                               --                          --                   --

Write-down of property

  plant and equipment and

  intangible assets                      1,516,950                              --                          --              12,414

Adjustment to reflect change

  In accounting for employee

  Stock options                                     --                        244,904                   2,229                   --

Total operating expenses     $  15,396,231                 $  3,597,877        $  4,900,399   $   2,061,225

Cost of Sales:

Cost of sales increased to $434,389 for the year ended December 31, 2004 from $333,899 for the four months ended December 31, 2003 ($118,333 for the year ended August 31, 2003 and $216,782 for the year ended August 31, 2002).  This increase in cost relates to reduced sales volumes resulting in less efficient production rates.

Direct and product development:

Direct and product development expenses increased approximately $3,363,000 or 293% over the four month period December 31, 2003 and $2,958,000 or 191% over the year ended August 31, 2003 ($3,878,000 or 614% over August 31, 2002).  These expenditures are attributable to the Company’s commitment to refining the production process owing to the failure of the Canzeal technology to be scaled to full production capacity.  Included with these efforts, the Company successfully completed several independent tests related to its RStandardTM product line verifying the Company’s claims.  In comparing the year ended December 31, 2004 with the four months ended December 31, 2003, payroll costs were $1,543,000 higher, research and development costs were $1,257,000 higher and production related supplies were $414,000 higher as well.

Marketing and business development:

The fiscal 2004 expenditures for marketing and business development, increased approximately $802,000 or 207% over four months ended December 31, 2003 and $666,000 or 127% over the year ended August 31, 2003 ($876,000 or 279% over August 31, 2002).  Throughout the year the Company concentrated its marketing efforts on developing contacts and potential customers for its utility products and the industrial coatings.

In comparing the year ended December 31, 2004 with the four months ended December 31, 2003, payroll costs were $668,000 higher and associated travel costs were $156,000 higher.

General and administrative:

General and administrative expenses increased approximately $4,775,000 or 376% over the four months ended December 31, 2003 and $4,033,000 or 201% over year ended August 31, 2003 ($5,230,000 or 642% over August 31, 2002).  Of the variances over the four month period, payroll costs increased approximately $2,302,000 or 686%, professional fees $1,331,000 or 230%, rent increased $332,000 or 436%, utilities $267,000 or 547%, office supplies $281,000 or 787% and insurance increased $48,000 or 139%.

Amortization:

Amortization of property, plant and equipment and intangible assets increased approximately $772,000 or 402% over the four month period ended December 31, 2003 and $308,000 or 47% over the year ended August 31, 2003 ($901,000 or 1,443% over August 31, 2002).  These increases are a result of the investment in property, plant and equipment and intangible assets over the previous periods related to the development and RStandardTM production capabilities as well as that for Version™ and NVS™products.

(Gain) on sales of PP&E:

During the year the Company disposed of a vehicle for gross proceeds of $11,000 which rendered an accounting gain of $1,048.

Write-down of inventory:

In the fourth quarter of 2004, the Company had a number of technology and operations changes, which had an effect on its inventory provision.  In relation to RStandardTM products, the Company enhanced its processing of utility poles, which resulted in a previous production being technologically different to the currently produced modular production.  To this end the Company took a write down for these products of $261,000.

Additionally in the fourth quarter, the management reviewed the sales and inventory movement of its NVS products and provided a reserve of $235,000 for these products.

During the second and third quarters of fiscal 2004, management expected inventory movement and sales of its RSealTM products to increase owing to the sales and marketing efforts put forth.  As at the fourth quarter expected product movement had not materialized and management took a reserve for products amounting to $217,000.

Write-down of property, plant and equipment and intangible assets:

In the fourth quarter of the year and in accordance with its policy of reviewing the impairment of its assets at least annually, the Company preformed impairment tests on its property, plant and equipment and the intangible assets.  The intangible asset related to the Canzeal transaction of January 2003, was tested for impairment and determined to be impaired owing to the fact that the technology was not scalable to a production level.  The resulting impairment loss of $1,229,000 was recorded under this caption.

The Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for the production of utility poles.  As a result the equipment was written down from its carrying value of approximately $288,000 to its estimated value of Nil.

Liquidity and capital resources:

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  In February 2005 the company completed a private placement for gross proceeds of $9,999,919.  Management believes that this cash resource, in addition to 2005 operating and planned financing activities, will be sufficient to sustain the company.

The Company intends to secure additional funding through the issuance of shares during fiscal 2005 via private placements and through existing shareholders exercising their warrants.  The February 2005 private placement has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005 and $2.00 per share if exercised after August 15th on or before February 14th, 2006.  The exercise of all of the warrants would generate between $7.1 and $8.7 million.

Working capital:

Working capital as at December 31, 2004 was $1,384,000 and in the opinion of management, the Company in conjunction with expected returns from operations, and the execution of planned financings will have sufficient working capital to continue with its expansion and operational plans.

Long-Term Debt:

The Company has a long-term convertible promissory note of $498,263 with the National Research Council. The company is obligated to repay this promissory note commencing on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC or until December 1, 2010.  For the year ended December 31, 2004 the Company had received a total of $498,263 from the NRC under this program ($385,274 to December 31, 2003 and $343,425 to August 31, 2003).

At December 31, 2004 the company recognized a deferred lease inducement that will be recognized as income over the life of the relevant lease.  The company also acquired furniture with the proceeds of a capital lease.  The portion of the lease that is repayable in future periods is $64,845.

Capital structure:

During the year ended December 31, 2004, the Company issued or committed to issue 16,803,273 shares for net proceeds of $15,465,742.

As at December 31, 2004, the market close for the Company’s shares was $0.80, which translates into a market capitalization of $54,906,946.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

Contractual obligations:

The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture.  The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	$353,478	$240,756	$122,332	$123,776	$126,654	$189,981	$1,156,977
Capital Lease	$61,945	$61,945	$5,163	Nil	Nil	Nil	$129,053
Equipment Commitments	$1,625,000	Nil	Nil	Nil	Nil	Nil	$1,625,000
Long-term payable	Nil	Nil	Nil	Nil	Nil	$498,263	$498,263

Off-Balance Sheet Arrangements:

The Company does not have off-balance sheet arrangements other than its joint venture with Euro Projects (LTTC) Limited (“EPL”), of Rothely, England.  Under the joint venture, the Company will obtain, subject to obtaining any necessary third party consents, EPL’s exclusive worldwide rights to commercialize existing and all future technologies developed or being developed by EPL.  Under the terms of the joint venture, the Company will contribute the working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions by us, the first US$2,000,000 in net profits will be distributed equally and any additional profits will be distributed 85% to the Company and 15% to EPL.

As of December 31, 2004, the joint venture had not done any business, and as such the Company had not incurred any costs.

Related Party Transactions:

During the year, the Company contracted two of its senior officers.  One was for managerial services amounting to $136,172 which was included in general and administrative expenses.  The other was for various services totalling $96,788, which is included in capitalized leasehold improvements, direct and product development and general and administrative expenses.

Summary of results:

                       3 Mths Ended    3 Mths Ended    3 Mths Ended    3 Mths Ended

                       Dec. 31/2004     Sept. 30/2004    June 30/2004      March 31/2004

Revenue        $     113,816       $      117,294     $       129,288       $        222,179

Net (Loss)        (5,792,669)         (3,392,244)         (2,743,049)            (2,885,692)

Basic loss

 per share1             (0.08)                   (0.06)                (0.05)                      (0.05)

                       4 Mths Ended    3 Mths Ended    3 Mths Ended    3 Mths Ended

                       Dec. 31/2003     Aug. 31/2003      May 31/2003      Feb.  28/2003

Revenue        $     461,420       $       96,789       $        70,275       $         69,232

Net (Loss)        (3,136,457)         (1,771,271)         (1,197,627)            (1,097,021)

Basic loss

 per share1             (0.07)                   (0.04)                 (0.04)                     (0.04)

Note 1:- Diluted loss per share – the effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

Fourth quarter financial results

Net loss for the fourth quarter of 2004 were $5,792,669 with total revenue of $113,816 compared to a loss of $3,392,244 on revenue of $117,924.  The quarter over quarter increase in the loss is related to a cumulative write down of; inventory, property, plant and equipment and intangible assets which accounts for $2,230,526 of the $2,400,425 difference.  These write downs are explained above under their specific captions and are contained in notes 6 and 7 in the Consolidated Financial Statements.

Application of critical accounting policies:

The change in a significant accounting policy used by the Company is disclosed in note 2 of the Consolidated Financial Statements.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The following discusses such accounting policies that have been recently adopted.  This is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported.  The Company’s management reviews its estimates regularly.  The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Change in accounting policy - Stock-based compensation:

Effective January 1, 2004, the Company retroactively adopted the new Canadian standard for “Stock Based Compensation and Other Stock Based Payments”, which requires that fair-value method of accounting be applied to all stock-based compensation payments for both employee and non-employees.  Under the fair-value based method, compensation cost is measured at fair value at the grant date and is expensed over the awards vesting period.  In accordance with one of the transitional provisions, the Company has retroactively applied the fair-value based method to all employee stock options granted on or after September 1, 2002 and has restated prior periods.  Prior to September 1, 2002, the Company accounted for its employee stock options under the settlement method and no compensation expense was recognized.

The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $244,904 (August 31, 2003 - $2,229) and increase the retained deficit, and to increase contributed surplus by $244,904 (August 31, 2003 - $2,229).  In addition, the effect of the change on basic and diluted earnings per share was $0.1 for the year ended December 31, 2004 and $0.01 for the four month period ended December 31, 2003 and nil for the year ended August 31, 2003.

GAAP Hierarchy:

Effective January 1, 2004 the Company adopted CICA Handbook Section 1100; Generally Accepted Accounting Principles (“GAAP”), which establishes standards for financial reporting accordance with Canadian GAAP and describes what constitutes Canadian GAAP.  There have been no changes in accounting policies as a result of the adoption of this standard other than noted.

Revenue recognition:

Effective January 1, 2004 the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee (“EIC”) Abstracts 141 and 142 regarding the time of revenue recognition and the classification of certain items as revenue or expenses.

Inventory:

Raw materials are stated at weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

Impairment of long-lived assets:

Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  During the year ended December 31, 2004, the Company recorded an impairment loss of $1,516,950 (see notes 6 and 7).

Risks Related to Our Financial Condition:

We have a history of losses, and we cannot provide assurance that we will operate profitably in the future.

We are in the commercialization stage of our resin and end-product business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing

We depend upon our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success depends, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we depend upon the services of Greg Pendura and Paul Giannelia.    To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.

We will likely require additional financing.

In February 2005, we completed a private placement of Common Shares and warrants to purchase Common Shares, for aggregate gross proceeds of approximately $10 million, which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the immediate future.  However, in order to accelerate our growth objectives, we will likely need to raise additional funds from lenders and equity markets in the future.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

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

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminium.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

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

If we are unsuccessful in developing markets, our business will be adversely affected.

The market for our products is relatively new and continues to evolve.  If the market for our products fails to develop and grow, or if our products do not gain broad market acceptance both by processors, such as pultrusion and filament winding, and end users, our business and prospects will be harmed.  The adoption and use of our products will involve changes in the manner in which businesses have traditionally used such products within their processing systems.  It is difficult to predict with any assurance, the present and future size of the potential market for our products.  Our ability to achieve our goals also depends upon rapid market acceptance of future enhancements to our products.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive.  If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

We may encounter product deficiencies which could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.    If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

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

We believe that we are in full compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products are free of all VOC's or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.    We cannot provide assurances that any new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

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

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars.  Approximately three quarters of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Canadian dollars.  We have no U.S. dollar denominated assets.    The Canadian dollar has appreciated significantly against the U.S. dollar in the past year.

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

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  These conflicts of interest could result in some of our directors or officers competing against us.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein

RESIN SYSTEMS INC.

14604 – 115 A Avenue

Edmonton, AB, T5M 3C5

Tel: 780-482-1953  Fax: 780-452-8755

Management’s Responsibility for Financial Reporting

December 31, 2004

The accompanying consolidated financial statements and all of the information included in this report have been prepared by and are the responsibility of management and the Board of Directors of Resin Systems Inc.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgments based on currently available information.  The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities.  The Board has appointed an Audit Committee comprising of three independent Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors.  The Audit Committee reports to the Board of Directors prior to the approval of the audited financial statements for publication.

KPMG LLP, have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

July 29, 2005

Signed “Greg Pendura”

Signed “Susan Bannerman”

Greg Pendura

Susan Bannerman

President and CEO

Controller

MR1

RESIN SYSTEMS INC.

Consolidated Financial Statements

Year Ended December 31, 2004, the Four Months Ended December 31, 2003 and Years Ended August 31, 2003

Restated

KPMG LLP Chartered Accountants 10125 - 102 Street Edmonton AB T5J 3V8 Canada	Telephone (780) 429-7300 Telefax (780) 429-7379 www.kpmg.ca

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2004 and 2003 and August 31, 2003 and the consolidated statements of loss, deficit and cash flows for the year ended December 31, 2004, the four month period ended December 31, 2003 and the years ended August 31, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and August 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the four month period ended December 31, 2003 and the years ended August 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

As described in note 18(a) to the consolidated financial statements, the accompanying consolidated financial statements of Resin Systems Inc. as at and for the year ended
December 31, 2004 have been restated.  Our previously issued auditors’ report dated
April 15, 2005 has been withdrawn.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

April 15, 2005, except for note 18(a) and note 21, which are as of July 29, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants 10125 - 102 Street Edmonton AB T5J 3V8 Canada	Telephone (780) 429-7300 Telefax (780) 429-7379 www.kpmg.ca

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated April 15, 2005, except for note 18(a) and note 21, which are as of July 29, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As described in note 21 (d) to the consolidated financial statements, the accompanying consolidated financial statements of Resin Systems Inc. as at and for the year ended August 31, 2003 have been restated.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

July 29, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

                                          Restated      Restated        Restated

                                         (See Note 18(a)) (See Note 2(k)) (See Note 2(k))

As at                                         2004          2003           2003

                                      December 31,   December 31,    August 31,

ASSETS

Current assets:

  Cash and cash equivalents           $  1,971,677   $  1,015,658  $  2,232,394

  Accounts receivable (note 4)             230,053        278,207       188,446

  Share proceeds receivable

   (note 11(a))                                --       1,904,243           --

  Receivable from NRC (note 18(a))             --             --        145,162

  Inventories (note 5)                     541,070        376,112       429,480

  Prepaid expenses and deposits             85,328        193,398        88,734

                                         2,828,128      3,767,618     3,084,216

Prepaid rent and

   security deposit                         70,853         72,310        24,093

Restricted cash (note 3)                   150,000            --            --

Property, plant and equipment

   (note 6)                              6,180,267      1,537,296     1,016,588

Intangible assets (note 7)                     --       1,536,267     1,646,000

                                      $  9,229,248   $  6,913,491  $  5,770,897

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

  Accounts payable                    $    769,292   $   504,551   $    405,763

  Accrued liabilities                      618,139       790,479        230,235

  Current portion of obligations

     under capital lease (note 10)          56,280           --             --

                                         1,443,711     1,295,030        635,998

Long-term payable to NRC (note 18(a))      498,263       385,274        343,425

Deferred lease inducement                   43,254           --             --

Obligations under capital lease

   net of current portion (note 10)         64,845           --             --

                                         2,050,073     1,680,304        979,423

Shareholders' equity:

  Share capital (note 11)               36,377,404    19,372,131     16,750,494

  Warrants (note 11)                     1,206,987     2,726,598      2,063,122

  Contributed surplus                    2,417,842     1,143,862        850,805

Deficit                              (32,823,058)  (18,009,404)   (14,872,947)

                                         7,179,175     5,233,187      4,791,474

Nature of operations (note 1)

Change in accounting policy (note 2(k))

Commitments (note 12)

Subsequent events (note 20)

                                     $   9,229,248  $  6,913,491   $  5,770,897

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura“               Signed “Zsolt Feketekuty“

Director                            Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                                 Restated          Restated        Restated

                                                 (See Note 18(a))      (See Note 2(k))  (See Note 2(k))

                                               Year Ended  Four Months Ended     Year Ended      Year Ended

                                                     2004              2003           2003            2002

                                              December 31,      December 31,     August 31,      August 31,

Product Revenue                             $     365,686      $    453,156  $     268,630    $    339,527

Expenses:

  Cost of sales                                   434,389           333,899        118,333         216,782

  Direct and product development                4,510,184         1,147,537      1,552,190         632,042

  Marketing and business development            1,190,136           387,997        524,196         314,168

  General and administrative                    6,044,423         1,269,047      2,011,495         814,681

  Interest and other charges                       24,043            22,689         36,773           9,093

  Amortization of property, plant

    and equipment                                 656,325            82,071        243,683          62,438

Amortization of

    intangibles                                   307,253           109,733        411,500              --

(Gain) on sale of property, plant and

  equipment                                        (1,048)               --             --            (393)

Write-down of inventory                           713,576                --             --              --

Write-down of property, plant and

  equipment and intangible assets (notes 6 & 7) 1,516,950                --             --          12,414

Adjustment to reflect change in accounting

  for Employee stock option (note 2(k))                --           244,904          2,229             --

                                               15,396,231         3,597,877      4,900,399       2,061,225

Loss before the under-noted                   (15,030,545)       (3,144,721)    (4,631,769)     (1,721,698)

Other income                                      216,891             8,264         43,181           3,730

Net loss                                      (14,813,654)       (3,136,457)    (4,588,588)     (1,717,968)

Deficit, beginning of year                    (18,009,404)      (14,872,947)   (10,284,359)     (8,566,391)

Deficit, end of year                        $ (32,823,058)    $ (18,009,404) $ (14,872,947)  $ (10,284,359)

Basic and diluted loss

  per common share (note 11(e))             $       (0.24)    $       (0.07) $       (0.11)  $       (0.09)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                                                           Restated*          Restated*      Restated*

                                                                         Year Ended  Four Months Ended     Year Ended       Year Ended

                                                                               2004               2003           2003             2002

                                                                        December 31,      December 31,     August 31,       August 31,

Cash provided by (used in):

Operating:  Net loss                                                  $ (14,813,654)    $  (3,136,457)  $  (4,588,588)  $  (1,717,968)

            Items which do not involve cash:

            Amortization                                                    963,578           191,804         655,183          62,438

           (Gain) on sale of property, plant

               and equipment                                                 (1,048)              --              --             (393)

            Write-down of capital and

               intangible assets                                          1,516,950               --              --           12,414

            Shares to be issued pursuant to

               ARC agreement                                                118,811           103,017          128,172        184,375

            Consulting services settled by

               reduction of share purchase loan                                  --            31,540          144,000         18,000

            Stock based compensation                                      1,108,464           307,311          456,345             --

            Deferred lease inducement                                        43,254               --               --              --

            Change in non-cash operating

             working capital (note 17)                                 1,987,910        (1,241,106)         158,773        (67,855)

                                                                         (9,075,735)       (3,743,891)      (3,046,115)    (1,508,989)

Financing: Proceeds from issue of share

               capital net of transaction costs                          15,465,742         3,136,302        5,493,897      1,234,467

           Proceeds from issue of notes payable                                 --                --               --         739,000

           Proceeds from NRC                                                112,989            41,849          305,805         37,620

           Repayment of capital lease and notes payable                     (48,745)             --               --         (200,000)

                                                                         15,529,986         3,178,151        5,799,702      1,811,087

Investing: Purchase of property, plant

               and equipment                                             (5,360,689)         (602,779)      (1,025,218)      (121,591)

           Restricted cash                                                 (150,000)              --               --             --

           Prepaid rent and security deposit                                  1,457           (48,217)         (16,901)        29,808

           Proceeds on sale of property, plant

               and equipment                                                 11,000               --             2,345        110,629

                                                                         (5,498,232)         (650,996)      (1,039,774)        18,846

Increase in cash                                                            956,019        (1,216,736)       1,713,813        320,944

Cash and cash equivalents,

  beginning of year                                                       1,015,658         2,232,394          518,581        197,637

Cash and cash equivalents,

  end of year                                                          $  1,971,677      $  1,015,658     $  2,232,394   $    518,581

See accompanying notes to consolidated financial statements.  * See note 18(a) and 2(k).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

1.  Nature of operations:

Resin Systems Inc. (the “Company”) was incorporated on July 26, 1995 under the Business Corporations Act of Alberta and commenced active operations on September 1, 1995.  Until late fiscal 2000, the Company’s primary business was the sale of a protective coating, "Uni-Seal™", produced from recycled tires.  Since that time, the Company's primary business is the development and marketing of its composite resin system marketed under the trade name Version™ resin.  Additionally, the Company is completing the infrastructure, production, testing and marketing of its composite utility poles utilizing its proprietary Version™ resin system. The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company is a reporting foreign private issuer in the United States.  The Company is also listed on the OTC Bulletin Board and is traded under the symbol “RSSYF”.

The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry.  It has received regulatory approval for this change and these financial statements represent the year ended December 31, 2004 and the four months ending December 31, 2003.

Future Operations

These consolidated financial statements have been prepared on a going concern basis accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  As the Company only completed the development of its composite resin systems used in the production of utility poles and hockey sticks during the period, it has not yet achieved the anticipated revenue streams from these products.  For the year ended December 31, 2004, the Company reported a loss of $14,315,391 and has an accumulated deficit of $32,324,795.  As at December 31, 2004, the Company has positive working capital of $1,384,417.

Subsequent to year end, the Company has completed a private placement of 8,695,582 common shares for gross proceeds of $9,999,919 (note 20 (a)).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

1.  Nature of operations, (continued):

Future Operations, (continued)

The application of the “going concern” concept is dependent on the Company’s ability to generate future profitable operations and receive continued support from shareholders and investors.

These financial statements do not reflect any adjustments should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing significantly from those reflected in the financial statements.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The outcome of these matters cannot be predicted at this time.

2.  Significant accounting policies:

   (a)  Basis of presentation:

   The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

   These consolidated financial statements include the accounts of the Company, Resin Systems Inc., its Canadian subsidiary, New Version Sports Inc., and its Barbadian subsidiary, Resin Systems International Ltd.  The Company also has the following inactive subsidiaries as at December 31, 2004; Uni-Seal USA Ltd., Uni-Seal Moulding Technologies Inc., RS Technologies Inc., Resin Systems Incorporated, Resin Systems Sales Limited (Ireland), 1111377 Alberta Inc and Euro-Projects (LTTC).  Material inter-company transactions and balances have been eliminated on consolidation.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (b)  Use of estimates:

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.  Actual results could differ from those reported.  The recoverable values of the inventories, property, plant and equipment and intangible assets, and the estimated useful lives of property, plant and equipment and intangible assets, are the more significant items subject to estimates in these financial statements.

   (c)  Cash and cash equivalents:

   Cash and short-term investments are carried at cost, which approximates market value.  The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.  Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

   (d)  Inventories:

   Raw materials are stated at the lower of weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

   (e)  Property, plant and equipment:

   Property, plant and equipment are stated at cost.  Equipment under construction is not amortized until it is substantially complete and ready for productive use.  Amortization is provided on a declining balance basis over the estimated useful lives as follows:

Asset                                                             Rate

Building                                                           4%

Equipment                                                         20%

Automotive                                                        30%

Computer hardware, and software                                   50%

   Leasehold improvements are amortized over the term of the property leased on a straight-line basis.

   Repairs and maintenance expenses are charged to operating expense as incurred.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (e)  Property, plant and equipment, (continued):

   During the year management revised the estimated useful life for computer hardware and software from 30% to 50% declining balance.  This change was made as management believes that the technological advances in the computer industry have reduced the useful life of its computer hardware and software.

   This accounting change has been applied on a prospective basis and the effect of this change is to increase amortization for the year by $124,634 and the loss for the year by the same amount.

(f)  Impairment of long-lived assets:

   Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  During the year ended December 31, 2004, the Company recorded an impairment loss of $1,516,950 (see notes 6 and 7).

(g)  Intangible assets:

   Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.  Intangible assets with determinable lives are amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such a determination is made.

   These assets are amortized at a rate of 20% using the declining balance method, which is consistent with the tangible assets utilizing the intangible asset.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

(h)  Research and development:

   The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  No amounts have been capitalized.

   (i)  Foreign currency translation:

   Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date.  Revenues and expenses are translated at the exchange rate in effect at the transaction date.

   The Company’s subsidiaries are fully integrated subsidiaries and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are recorded at the exchange rate on the transaction date.

   Exchange gains and losses are included in the determination of earnings (losses).  For the year ended December 31, 2004 foreign exchange earnings (losses) were $6,937 (four months ended December 31, 2003 - $(19,633); year ended August 31, 2003 - $1,619 and year ended August 31, 2002 - $37,728).

   The following rates were used in the preparation of the financial statements:

                                 Average rate         Rate at year-end

United States Dollars:

December 31, 2004                   1.3015                      1.2034

December 31, 2003                   1.3278                      1.2923

August 31, 2003                     1.3991                      1.3850

Barbadian Dollars

December 31, 2004                   0.6527                      0.6030

December 31, 2003                   0.6690                      0.6506

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (j)  Deferred Lease Inducement:

   The Company has received a rent inducement on its Calgary office.  This inducement is amortized over the remaining term of its lease.

   (k)  Change in accounting policy stock-based compensation plans:

   Effective January 1, 2004, the Company retroactively adopted the new Canadian standard for “Stock Based Compensation and Other Stock Based Payments”, which requires that fair-value method of accounting be applied to all stock-based compensation payments for both employee and non-employees.  Under the fair-value based method, compensation cost is measured at fair value at the grant date and is expensed over the awards vesting period.  In accordance with one of the transitional provisions, the Company has retroactively applied the fair-value based method to all employee stock options granted on or after September 1, 2002 and has restated prior periods.  Prior to September 1, 2002, the Company accounted for its employee stock options under the settlement method and no compensation expense was recognized.

   The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $244,904 (August 31, 2003 - $2,229) and increase the retained deficit, and to increase contributed surplus by $244,904 (August 31, 2003 - $2,229).  In addition, the effect of the change on basic and diluted earnings per share was $0.01 for the four month period ended December 31, 2003 and nil for the year ended August 31, 2003.

   (l)  Revenue recognition:

   Revenue from product sales is recognized upon delivery, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete.  The Company has no further performance obligations other than its standard manufacturing warranty.

   The Company sells nearly all its products on a “F.O.B. Plant” basis and all the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (l)  Revenue recognition, (continued):

   Rental revenue is recognized on a straight-line basis over the term of the rental agreement.  Investments income is recognized as it is earned.

   (m)  Income taxes:

   The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not, the asset will not be realized.

   (n)  Losses per common share:

   Basic loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the year.  Shares issued during the year are weighted for the portion of the year that they were outstanding.  If a diluted loss per share was presented, it would be computed similar to basic loss per share except that the weighted average shares outstanding would be increased to include additional shares from the assumed exercise of all stock options and warrants.  Diluted loss per share is not presented as it is anti-dilutive and would report a lower loss per share.

   The Common Shares held in performance escrow (see note 11(e)) are only included in the calculation of basic earnings per share when all the necessary conditions for their issuance have been satisfied.  At the Annual General and Special meeting held on October 15, 2002, the Company’s escrowed Common Shares were changed from a performance escrow to a time release escrow and are no longer contingently issuable.  As a result, the Company’s weighted average number of Common Shares outstanding for the period ended August 31, 2002 has been reduced by 9,699,560.  This reduction has increased the loss per share for the year ended August 31, 2002 to $0.09 from $0.06.  As at December 31, 2004 and December 31, 2003 the Company has a loss per share of $0.23 and $0.07 respectively.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (o)  Comparative figures:

   Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the year ended December 31, 2004.

   (p)  Recently issued accounting pronouncements:

  (i) Consolidation of variable interest entities:

   In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” (VIEs).  VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest.  The guideline provides specific guidance for determining when an entity is a VIE and what entity, if any, should consolidate the VIE for financial reporting purposes.  The guideline is effective on January 1, 2005 on a retroactive basis except that restatements are not required.  The adoption of this standard, is expected to have an impact on the consolidated financial statements when the Company’s joint venture with Euro-Projects (LTTC) becomes active.

  (ii) Revenue recognition:

   In December 2003, the Emerging Issues Committee released EIC-141 “Revenue Recognition” and EIC-142 “Revenue Arrangements with Multiple Deliverables”, which are effective on a prospective basis for 2004.  EIC-141 incorporates the principles and guidance under U.S. GAAP and EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under it will perform multiple revenue generating activities.  The adoption of these standards did not have a material impact on the consolidated financial statements.

  (iii) Vendor rebates:

   In January 2005, the CICA amended EIC-144, “Accounting by a customer (including a reseller) for certain consideration received from a vendor.”  The consensus is effective retroactively for periods commencing on or after February 15, 2005.  The consensus requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable.  Otherwise, the rebates would be recognized as purchasing milestones are achieved.  The Company is assessing the impact of the new consensus but does not expect it to have a material impact on the consolidated financial statements.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

2.  Significant accounting policies, (continued):

   (p)  Recently issued accounting pronouncements, (continued):

  (iv) Financial instruments:

   In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530, “Comprehensive Income”.  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income.  The Company is assessing the impact of this new standard.

3.  Restricted cash:

   The Company has established the use of corporate credit cards in the purchasing of specific materials and services.  As collateral for the credit card charges, the grantor required that $150,000 be held in a separate account for the right of offset.  This amount is, as at December 31, 2004, considered encumbered.

4.  Accounts receivable and allowance for doubtful accounts:

   The Company reports accounts receivable net of allowance for doubtful accounts and accounts that have been written off directly to expense as they become uncollectible during the year.  The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected.  A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers.  In determining the amount of the allowance, the following factors are considered; the aging of the receivables; customer and industry concentrations; the current business environment; and historical experience.  Allowance for doubtful accounts as at December 31, 2004, December 31, 2003 and August 31, 2003 were; $53,884, $31,508 and nil.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

5.  Inventory and reserve for obsolete allowance:

   The Company reports inventories net of a reserve for obsolescence.  In determining the net realizable value, the Company considers factors such as; the aging and future demand of the inventory, contractual arrangements with customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

                                                       Dec. 2004          Dec. 2003    Aug. 2003

Raw materials and work in process                    $   725,059       $   324,418  $   342,571

Equipment for resale                                     129,215           129,215      129,215

Finished goods                                           692,149           295,462      279,563

Finished goods on consignment                             81,206               --           --

Reserve for obsolescence                              (1,086,559)         (372,983)    (321,869)

                                                     $   541,070       $   376,112  $   429,480

6.  Property, plant and equipment:

                                             Accumulated           Net book

                                  Cost      amortization              value

December 31, 2004:

Land                       $ 1,801,600      $        --        $  1,801,600

Building                     1,332,020            22,127          1,309,893

Equipment, furniture

  and fixtures               3,164,769           655,144          2,509,625

Computer hardware and

  software                     770,593           361,502            409,091

Automotive                      21,797             2,836             18,961

Leasehold improvements         227,777            96,680            131,097

                           $ 7,318,556      $  1,138,289       $  6,180,267

December 31, 2003:

Equipment, furniture

  and fixtures               $1,652,524        $  410,808        $ 1,241,716

Computer hardware and

  software                      381,594           149,589            232,005

Automotive                       14,970             5,539              9,431

Leasehold improvements           73,443            19,299             54,144

                             $2,122,531        $  585,235         $1,537,296

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

6.  Property plant and equipment, (continued):

                                             Accumulated           Net book

                                  Cost      amortization              value

August 31, 2003:

Equipment, furniture

  and fixtures               $1,144,001        $  360,459         $  783,542

Computer hardware and

  software                      297,455           123,810            173,645

Automotive                       14,970             4,491             10,479

Leasehold improvements           63,326            14,404             48,922

                             $1,519,752        $  503,164         $1,016,588

   Equipment include assets under capital lease with a gross cost of $236,495 (December 31, 2003 – nil, August 31, 2003 – nil and August 31, 2002 - nil) and accumulated amortization of $35,474 (December 31, 2003 – nil, August 31, 2003 – nil and August 31, 2002 - nil).

   Equipment represents various assets, some self constructed and others purchased from third parties that are used in the production of composite utility poles.

   To date, the Company has not yet achieved profitable operations from the production and sale of its composite utility poles.  The failure to achieve profitable operations has caused substantial doubt about the application of the “going concern” concept (see note 1).

   During the current year ended December 31, 2004, the Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for production of utility poles as this equipment is highly specialized and there is no ready secondary market for its disposal.  As a result, this equipment was written down from its carry value of $287,936 to its estimated fair value of Nil.  The resulting impairment loss of $287,936 has been recorded in written down property, plant and equipment and intangible assets in the current year loss.

   Should customer demand for the composite utility poles not materialize at sufficient volumes and at prices that exceed the Company’s cost to manufacture, it may result in a further impairment of these recently acquired units and may, in turn, result in an adjustment of the future carrying values by a material amount.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

6.  Property plant and equipment, (continued):

   As at December 31, 2004, the Company had under construction a piece of production equipment carried at $161,364, which was not subject to amortization.

   During the year ended December 31, 2004, the Company sold automotive equipment for gross proceeds of $11,000.

   As at December 31, 2003, the Company had under construction a piece of production equipment carried at $536,836 (August 31, 2003, $165,502), which was not subject to amortization.

   During the year ended August 31, 2003, the Company sold an excess computer program for gross proceeds of $2,345.

   In the year ended August 31, 2003, the Company transferred equipment that was held for resale and classified in inventory to, property, plant and equipment at its carrying value of $16,598.

   During the year ended August 31, 2002, the Company moved the location of its head office and as a result, unamortized leasehold improvements relating to the previous location of $12,414 were written off.

7.  Intangible assets:

                                                 Accumulated        Net Book

                                      Cost      amortization           value

December 31, 2004

Technology rights to

  filament winding            $  2,057,500        $  828,486    $ 1,229,014

Less impairment reduction       (2,057,500)         (828,486)    (1,229,014)

                                       --                --             --

December 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  521,233     $ 1,536,267

August 31, 2003

Technology rights to

  filament winding            $  2,057,500        $  411,500     $ 1,646,000

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

7.  Intangible assets, (continued):

   During the current year ended December 31, 2004, the Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for production of utility poles.  As a result, technical rights relating to filament winding was written down from its carrying amount of $1,229,014 to its estimated fair value of Nil.  The resulting impairment loss of $1,229,014 has been recorded in write down of property, plant and equipment and intangible assets in the current year loss.

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. for the purchase of filament winding technology, which can be used in the production of composite utility poles and light standards as well as other products.  This transaction involved the issuance of 3,000,000 units with a unit price of $0.56.  Each unit comprised one Common Share and one-half Common Share warrant with an exercise price of $0.75 exercisable at any time until January 6, 2004.  The Company valued the transaction at the fair value of the consideration given, totaling $2,057,500, of which $377,500 was attributed to the warrant component.

   The fair value of the warrants was calculated using the Black-Scholes pricing model and reflects the following assumptions:

Risk free interest rate               3.25%

Expected life of option               1 year

Expected volatility                   139%

Expected dividends                    Nil

8.  Related party transactions:

   During the year ended December 31, 2004, the Company contracted with two of its senior officers.  One was for managerial services amounting to $136,172 which is included in the general and administrative expenses.  The other senior officer provided various services to the Company in the aggregate of $96,788 which is included in capitalized leasehold improvements, direct and product development and for general and administrative expenses.  The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

   During the year ended August 31, 2003, the Company contracted with one of its directors and senior officers to provide services in the amount of $8,196 for capitalized leasehold improvements and direct and product development costs.  The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

9.  Notes payable:

   During the year ended August 31, 2002, the Company issued $739,000 in new secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due December 20, 2002.  Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest.  Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002.  The conversion right was deemed to be exercised on the date the Company entered into the proposal with the National Research Council of Canada to receive funding (see notes 11(a) and 18(a)).

   On April 18, 2002 the Company entered into an agreement with the National Research Council which triggered the deemed conversion of the notes and $860,241 of principal and accrued interest was converted to Common Shares and warrants.

10.  Obligations under capital lease:

   Obligations under capital lease are payable in equal monthly installments of $5,162 including interest at 6%, due January 15, 2007, for office equipment, having a net book value of $201,021 (December 2003 – Nil, August 2003 – Nil and August 2002 - Nil).

   Minimum lease payments related to the obligation under capital lease are as follows:

                                                                      Amount

December 31, 2005                                               $    61,945

December 31, 2006                                                    61,945

January 30, 2007                                                      5,163

Minimum lease payments                                              129,053

Less amount representing interest at 6%                               7,928

Present value of net minimum capital lease payments                 121,125

Current portion of obligations under capital lease                  (56,280)

                                                                $    64,845

Interest of $8,036 relating to capital lease obligations has been included in interest and other charges for the year ended December 31, 2004.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital:

   (a)  Authorized and issued shares:

   The Company’s authorized share capital consists of an unlimited number of Common Shares and preferred shares issuable in series.

   The Company’s issued share capital consists of the following Common Shares and warrants:

                                           Common Shares                 Warrants

                                        Number        Amount        Number        Amount

Balance August 31, 2002               34,025,585  $ 10,256,995    6,438,253  $ 1,119,646

Expired warrants(2)                           --            --    (2,688,253)    (382,381)

Shares issued for intangible

  asset (note 7)                       3,000,000     1,680,000    1,500,000      377,500

Issued for cash pursuant to

  January 9 2003 private placement(6)   6,000,000     1,311,000    3,000,000    1,689,000

Shares to be issued pursuant to

  ARC Agreement (note 18(b))             134,015       128,172          --           --

Shares issued to ARC (note 18(b))        129,347       125,000          --           --

Exercised warrants(3)                    2,416,750    1,904,400   (2,416,750)     (454,349)

Exercised warrants(4)                      849,400      689,883     (849,400)     (180,243)

Exercised warrants(5)                      483,850      392,983     (483,850)     (102,673)

Exercised warrants(6)                       6,000         7,878      (6,000)        (3,378)

Stock options exercised                  532,500       195,800            --          --

Payment on promissory notes(1 & 5)             --         194,000           --           --

Share issue costs                            --       (135,617)        --             --

Balance August 31, 2003               47,577,447  $ 16,750,494    4,494,000   $ 2,063,122

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

                                           Common Shares                 Warrants

                                        Number        Amount        Number        Amount

Balance August 31, 2003               47,577,447 $ 16,750,494     4,494,000   $ 2,063,122

Shares to be issued pursuant

  to ARC agreement (note 18(b))          148,812      103,017             --          --

Stock options exercised

  net of contributed surplus

  of $14,234                             162,500       76,500           --           --

Warrant exercise(6)                       191,650      251,637      (191,650)     (107,899)

Issued for cash pursuant to

  December 28, 2003 private

  placement(7)                          3,750,000    2,228,625     3,750,000       771,375

Payment on promissory notes(5)                --        31,540             --          --

Share issue costs                            --       (69,682)            --          --

Balance forward December 31, 2003     51,830,409   19,372,131     8,052,350     2,726,598

Shares issued to ARC (note 18(b))        23,818       18,811            --           --

Shares to be issued to

  ARC (note 18(b))                      125,000      100,000            --           --

Warrants exercised(6)                  2,802,350    3,679,486     (2,802,350)  (1,577,723)

Warrants exercised (note 7)           1,068,663    1,070,444     (1,068,663)    (268,947)

Expired warrants (note 7)                   --           --        (431,337)    (108,553)

Issued for cash pursuant to

  May 19, 2004 private placement(8)    7,212,759    7,508,482      3,606,380      786,191

Broker Warrants attributed to

  share issue costs                          --           --         449,239      147,133

Issued for cash pursuant to

  June 1, 2004 private placement(9)    1,060,150      995,852        530,075      223,321

Broker Warrants attributed to

  share issue costs                          --           --          65,500       50,342

Warrants exercised(7)                   3,010,500    3,629,760     (3,010,500)    (619,260)

Expired warrants(7)                           --           --        (739,500)    (152,115)

Stock options exercised net of

  contributed surplus of $98,506       1,500,033      787,700            --           --

Promissory notes paid(1)                      --        98,000            --           --

Share issue costs                           --       (883,262)           --           --

Balance December 31, 2004             68,633,682 $ 36,377,404      4,651,194  $ 1,206,987

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(1) During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000.  As collateral for notes the Company is holding the 750,000 shares.  These promissory notes are interest free and have no fixed terms of repayment.  In the fiscal year ended August 31, 2002, a director and officer of the Company paid $2,000 for part of the note and as a result 10,000 shares were released.  During the year ended August 31, 2003 two directors and employees of the Company paid $50,000 against the notes and as a result 250,000 shares were released.  During the year ended December 13, 2004, three directors and an employee of the Company, paid $98,000 against the notes resulting in the release of the remaining 490,000 shares.

Share transactions related to the promissory notes are as follows:

                                           Number of

                                              shares           Amount

Balance August 31, 2001                      750,000       $  150,000

Payment relating to shares                   (10,000)          (2,000)

Balance as at August 31, 2002                740,000          148,000

Payment relating to shares                  (250,000)         (50,000)

Balance as at August 31, 2003

   and December 31, 2003                     490,000           98,000

Payment relating to shares                  (490,000)         (98,000)

Balance as at December 31, 2004                  Nil        $     Nil

(2) In April 2002, the Company entered into agreements with the National Research Council (“NRC”) which triggered the automatic conversion of Notes Payable referred to in Note 9.  The conversion was part of the secured promissory notes where the holder received one equity unit for each $0.32 of principal and accrued interest.  Each unit comprised of one Common Share and one Common Share warrant having an ascribed value of $0.14224 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 4.64%, dividend yield - nil, volatility 163%, expected option life 241 days, and a grant date fair value of $382,381.  The total number of units converted were 2,688,253.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(3) In May 2002, the Company completed the first closing of a private placement of 2,416,750 units at $0.40 per unit.  Each unit consisted of one Common Share and one Common Share warrant which had an exercise price of $0.60 per share, exercisable any time prior to June 30, 2003.  The warrants have an ascribed value of $0.188 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.94%, dividend yield - nil, volatility 151%, expected option life 395 days, and a grant date fair value of $454,349.

(4) In July 2002, the Company completed the final closing of the private placement mentioned in (3) above for a total of 1,333,250 units (see (5) below).  Of this placement 849,400 units were distributed with the warrant having an exercise price of $0.60 and an ascribed value of $0.2122 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.49%, dividend yield - nil, volatility 148%, expected option life 350 days, and a grant date fair value of $180,243.

(5) In conjunction with the July 2002 private placement (see (4) above), the Company issued to a director 483,850 Common Shares and 483,850 Common Share purchase warrants in exchange for a promissory note in the amount of $193,540.  The promissory note is non-interest bearing and is being repaid through the provision of consulting services at approximately $12,000 per month.  If the consulting agreement is terminated, any amount outstanding is due within sixty days.  As collateral for the note, the Company is holding the 483,850 Common Shares and warrants.  As at August 31, 2003, the balance outstanding was $31,540.  As at December 31, 2003, the remaining balance was repaid.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

Share transactions related to the promissory note are as follows:

                                           Number of

                                              shares           Amount

Balance August 31, 2001                         NIL        $      NIL

Common shares issued to a director           483,850          193,540

Payment relating to shares                   (45,000)         (18,000)

Balance as at August 31, 2002                438,850          175,540

Payment relating to shares                  (360,000)        (144,000)

Balance as at August 31, 2003                 78,850           31,540

Payment relating to shares                   (78,850)         (31,540)

Balance as at December 31, 2003                 NIL               NIL

(6) In January 2003, the Company announced the completion of a private placement of 6,000,000 units in conjunction with the provisions of the Canzeal transaction mentioned in note 7.  The units consist of one Common Share and one half Common Share warrant with an ascribed value of $0.563 per warrant, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.21%, dividend yield - nil, volatility 129%, expected option life 365 days, and a grant date fair value of $1,689,000.  The unit price was $0.50 per unit with the warrant exercise price of $0.75 per warrant exercisable any time on or before January 7, 2004.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(7) In December 2003, the Company completed a private placement of 3,750,000 units consisting of one Common Share and one Common Share warrant.  The units were priced at $0.80 each with the warrant having an ascribed value of $0.2057 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 3.03%, dividend yield - nil, volatility 78%, expected option life 366 days, and a grant date fair value of $771,375.  The warrants have an exercise price of $1.00 on or before June 29, 2004 and a price of $1.25 after June 29, 2004 and before December 29, 2004.  As at December 31, 2003, the Company had share proceeds receivable of $1,904,243 related to this private placement.  This amount was outstanding owing to delays in mail and courier service related to the holiday season but subsequent to December 31st, has been received.

(8) In May 2004, the Company completed its first close of a private placement brokered by Kingsdale Capital Markets Inc.  This placement issued 7,212,759 units consisting of one Common Share and one half Common Share warrant.  Each unit was priced at $1.15 per unit with the warrant having an ascribed value of $0.218 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.88%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $786,191.  The Company issued Kingsdale 449,239 broker warrants with an ascribed value of $0.3275 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.88%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $147,133.  The broker warrants entitle Kingsdale to acquire equity in the Company based upon exercise dates.  If the broker warrant is exercised on or before May 20, 2005, Kingsdale will receive one Common Share and one half Common Share warrant for $1.15.  The warrant has an exercise price of $1.50 and an expiry date of November 20, 2005.  If the broker warrant is exercised after May 20, 2005 and on or before November 20, 2005, Kingsdale receives one Common Share for $1.15.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

(9) In June 2004, the Company completed its private placement brokered by Kingsdale Capital Markets Inc.  This placement issued 1,060,150 units consisting of one Common Share and one half Common Share warrant.  Each unit was priced at $1.15 with the warrant having an ascribed value of $0.4213 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.98%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $223,321.  The Company issued Kingsdale 65,500 broker warrants with an ascribed value of $0.7686 each, which was determined using the Black Scholes option pricing model with the following assumptions; interest free rate - 2.98%, dividend yield - nil, volatility 69%, expected option life 365 days, and a grant date fair value of $50,342.  The broker warrants entitle Kingsdale to acquire equity in the Company based upon exercise dates.  If the broker warrant is exercised on or before June 1, 2005, Kingsdale will receive one Common Share and one half Common Share warrant for $1.15.  The warrant has an exercise price of $1.50 and an expiry date of December 1, 2005.  If the broker warrant is exercised after June 1, 2005 and on or before December 1, 2005, Kingsdale receives one Common Share for $1.15.

   (b)  Stock-based compensation:

   During the year ended December 31, 2004, the company recorded stock based compensation of $1,108,464 to employees, directors and consultants, which are included in the general and administrative expenses.

   The Company recorded $55,491 in stock-based compensation to consultants and advisors during the four month period ended December 31, 2003 and $443,742 for the year ended August 31, 2003.  During the four months ended December 31, 2003, pursuant to an employment agreement, the Company recorded stock-based compensation of $6,916 for the four month period and $10,374 for the year ended August 31, 2003, which was included in general and administrative expenses.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   The compensation is based upon the Black-Scholes option pricing model.  For options granted in the period, the following weighed average assumptions were used:

   As at December 31, 2004:

Risk free interest rate               3.51%

Expected life of option               5 years

Expected volatility                   108%

Expected dividends                    Nil

   As at December 31, 2003:

Risk free interest rate               3.75%

Expected life of option               5 years

Expected volatility                   119%

Expected dividends                    Nil

   As at August 31, 2003:

Risk free interest rate               4.08%

Expected life of option               5 years

Expected volatility                   141%

Expected dividends                    Nil

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (b)  Stock-based compensation, (continued):

   For periods ending and prior to December 31, 2003 and its restatement, the Company awarded stock options to employees and no compensation cost was recognized in the consolidated statement of loss and deficit for those Common Share options granted.  Had compensation cost been determined based on the fair values at the grant dates for those options, the Company’s net loss and loss per share would have increased by the following amounts below:

                                           Cost                Per share

Four months ended December 31, 2003:

   Compensation costs                  $   244,904

   Net loss:

      As reported                       (2,891,553)               $(0.06)

      Pro forma                         (3,136,457)                (0.07)

Year ended August 31, 2003:

   Compensation costs                  $    2,229

   Net loss:

      As reported                       (4,586,359)              $(0.11)

      Pro forma                         (4,588,588)               (0.11)

   The above pro forma disclosure does not include the effects of awards granted before September 1, 2002.

   (c)  Options:

        Stock option plan:

   Prior to the Annual and Special Meeting of October 15, 2002, the Company had adopted a stock option plan that provided for the aggregate number of options granted not exceed 10% of the issued Common Shares of the Company.  Under terms of the plan, the Board of Directors has full authority to administer the plan in accordance with the terms of the plan.  The number of options and exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price may not be less than the market price of the shares, less any discounts permitted by the rules of the stock exchange or stock exchanges.  The maximum number of options that may be granted to any one individual shall not exceed 5% of the Company’s issued and outstanding Common Shares.  The options granted under the plan may be exercisable for a period not exceeding five years and may vest at such times as the Board of Directors may determine at the time of grant.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   At the Annual and Special Meeting held on October 15, 2002, shareholders approved to amend the stock option plan for the Company.  Under the amendment, the number of stock options that could be issued was set at 6,740,000 which approximated 20% of the issued and outstanding Common Shares at that time.  As mentioned above, the Board of Directors sets the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the stock exchanges.  As at August 31, 2003, there were 4,927,500 Common Share options outstanding.

   During the Annual and Special Meeting held on December 4, 2003 in Edmonton, shareholders approved an amendment of the stock option plan (“2003 Option Plan”) to allow the maximum number of options to be issued to 9,500,000 which is approximately 20% of the issued and outstanding Common Shares at that time.  The Board of Directors continues to set the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the TSX Venture Exchange.  As at December 31, 2003, there were 6,595,500 stock options outstanding.

   At the Annual and Special Meeting held on July 14, 2004 in Edmonton, shareholders approved an amendment of the stock option plan (“2004 Option Plan”) to allow the maximum of stock options to be increased to 13,032,000 or approximately 20% of the issued and outstanding Common Shares at that time.  The Board of Directors continues to set the number of options and exercise price which may not be less than the market price of the shares, less any discount permitted by the rules of the TSX Venture Exchange.  As at December 31, 2004, there were 5,665,467 stock options outstanding.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

        Outstanding Options:

A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2003         4,927,500                    0.59

Granted                              1,998,000                    1.01

Exercised                             (162,500)                   0.39

Forfeited                             (167,500)                   0.68

Outstanding, December 31, 2003       6,595,500                    0.72

Granted                                570,000                    1.31

Exercised                           (1,500,033)                   0.46

Forfeited                                  --                       --

Outstanding, December 31, 2004       5,665,467                    0.85

Weighted average fair value of stock options granted are as follows:

                                                      Weighted average

                                                            fair value

Year ended August 31, 2003                                       0.55

Four months ended December 31, 2003                              0.85

Year ended December 31, 2004                                     0.35

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at December 31, 2004

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining    December 31, 2004

$0.34                      27,500            0.64               27,500

 0.34                       8,300            0.66                8,300

 0.34                     315,000            1.89              265,000

 0.40                     200,000            2.34              200,000

 0.40                     540,000            2.39              477,500

 0.50                      40,000            2.09               20,000

 0.55                     150,000            2.92              150,000

 0.56                     300,000            2.89                   --

 0.57                     600,000            2.96              600,000

 0.65                      40,000            1.52               40,000

 0.79                     120,000            4.97               30,000

 0.80                     200,000            3.95              150,000

 0.80                     466,667            3.98              299,997

 0.85                     100,000            0.26              100,000

 0.90                      25,000            3.85               16,666

 1.00                      50,000            1.24               50,000

 1.00                     110,000            0.10               60,000

 1.14                   1,223,000            3.73              400,000

 1.18                   1,000,000            3.01                   --

 1.33                      50,000            0.33               25,000

 3.00                     100,000            0.10               75,000

                        5,665,467            2.94            2,994,963

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11 Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at December 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining    December 31, 2003

$0.34                      40,000            1.72               40,000

 0.34                      30,000            1.75               30,000

 0.34                     500,000            2.89              400,000

 0.40                     250,000            1.25              250,000

 0.40                     400,000            3.34              400,000

 0.40                     872,500            3.39              778,750

 0.40                     250,000            3.58              250,000

 0.50                      40,000            3.09               10,000

 0.54                      75,000            3.70               75,000

 0.55                     150,000            3.92              100,000

 0.56                     300,000            3.89                   --

 0.57                     600,000            3.96              566,667

 0.65                      40,000            2.53               40,000

 0.80                     200,000            4.95               50,000

 0.80                     500,000            4.98              166,665

 0.89                      50,000            0.29               37,500

 0.90                      25,000            4.85                   --

 1.00                      50,000            2.24               16,667

 1.14                   1,223,000            4.73                   --

 1.18                   1,000,000            4.02                   --

                        6,595,500            3.83            3,211,249

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

   The following table summarizes information about the stock options outstanding as at August 31, 2003:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining      August 31, 2003

$0.34                      70,000            2.06               70,000

 0.34                     575,000            3.22              425,000

 0.40                     250,000            1.59              250,000

 0.40                     400,000            4.18              400,000

 0.40                     922,500            3.72              791,250

 0.40                     300,000            3.92              250,000

 0.50                      70,000            3.93               17,500

 0.54                     100,000            4.03               50,000

 0.55                     180,000            4.25               50,000

 0.56                     300,000            4.23                   --

 0.57                     600,000            4.30               33,334

 0.65                      40,000            2.86               40,000

 0.89                      50,000            0.62               12,500

 1.00                      50,000            2.57               12,500

 1.11                      20,000            4.43               10,000

 1.18                   1,000,000            4.35                   --

                        4,927,500            3.79            2,412,084

   During fiscal 2002, a consultant exercised 200,000 options with an exercise price of $0.35 per share.  Payment for these shares was pursuant to an interest free promissory note, with terms of payment in full on or before December 31, 2002.  Subsequent to this issuance, the consultant requested to cancel these shares and corresponding promissory note, to which the Company agreed and executed the cancellations.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (c)  Options, (continued):

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2002           615,000                    0.39

Granted                              2,250,000                    0.85

Exercised                             (262,500)                   0.40

Forfeited                                   --                      --

Outstanding, August 31, 2003         2,602,500                $   0.79

Granted                                275,000                    0.83

Exercised                             (150,000)                   0.39

Forfeited                             (87,500)                   0.69

Outstanding, December 31, 2003       2,640,000                $   0.82

Granted                                450,000                    1.45

Exercised                             (262,500)                   0.71

Forfeited                                   --                      --

Outstanding, December 31, 2004       2,827,500                $   0.93

   (d)  Escrow shares:

   As at August 31, 2002, 9,699,560 of the Company’s issued shares were held in escrow and may not be released without the prior consent of regulatory authorities.  The release of these shares is governed by certain conditions, including one share to be released for each $0.50 of cash flow generated from operations by the Company and a maximum of one-third of the original amount released in any calendar year.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

11. Share capital, (continued):

   (d)  Escrow shares, (continued):

   At the Annual and Special Meeting of the Company held on October 15, 2002 in Edmonton, disinterested shareholders voted in favor of amending the terms of the Performance Escrow Agreement as allowed by the Canadian Securities Administrators and the TSX Venture Exchange polices.  Under the amended agreement, the 9,699,560 Common Shares held under the Performance Escrow Agreement are subject to release on a time basis.  The first release from this agreement allows for 484,978 Common Shares, on a pro rata basis, to be released on April 15, 2003.  The balance of the shares will be releasable over a period of six years with releases allowed every six months.  The maximum number of Common Shares that can be released at any time is 10% of the then current issued and outstanding Common Shares.

   (e)  Loss per share:

   Basic loss per share is calculated using a monthly weighted average of shares outstanding.  This calculation removes any shares held in escrow under the Performance Escrow Agreement as at the balance sheet date.  The weighted average Common Shares outstanding for August 31, 2002 was 19,369,745.

   As described in note 11(d), shares held in escrow were converted from a performance to a time release basis and are no longer contingently issuable.  As a result, these Common Shares are included in the computation of basic earnings per share for the year ended December 31, 2004, the four month period December 31, 2003 and the year ended August 31, 2003.  The weighted average Common Shares outstanding for the year ended August 31, 2003, four month period ended December 31, 2003 and the year ended December 31, 2004 was 41,366,763, 47,622,018 and 62,561,879 respectively.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

12.  Commitments:

   (a)  Royalties:

   As part of the purchase of the technical rights of the Uni-Seal™ sealant the Company agreed to pay vendor royalties on the amount of industrial coatings products sold at a rate ranging from $0.10 to $1.00 per gallon.

   (b)  Operating lease:

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a lease term that expires on March 31, 2005.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years is as follows:

Year ended                                              Lease Payments

December 31, 2005                                          $   353,478

December 31, 2006                                              240,756

December 31, 2007                                              122,332

December 31, 2008                                              123,776

December 31, 2009                                              126,654

Thereafter                                                     189,981

   (c)  Canzeal Enterprises Ltd. - royalties:

   In January 2003, the Company completed a transaction with Canzeal Enterprises Ltd. (“Canzeal”) and purchased the world-wide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite utility poles (see note 7 - Intangibles).  Pursuant to this agreement, the Company, for a period of four years, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.  For the four month period ended December 31, 2003, the Company has recorded a royalty payable to Canzeal for $4,328.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

12.  Commitments, (continued):

(d)  New production equipment:

   The Company has entered into agreement to expend approximately $1,625,000 for production equipment.  This equipment is primarily for the production of the Company’s RStandard products.

13. Financial assets and financial liabilities:

   The fair values of the Company's cash and cash equivalents, accounts receivable, share proceeds receivable, NRC receivable and payables and accruals approximate their carrying values due to the short-term nature of these instruments.  The carrying value of the capital lease obligations approximate their fair value due to interest rates that reflect market rates.

   As at December 31, 2004, the Company had one customer that accounted for 55% of its trade accounts receivable net of allowance.  As at December 31 and August 31, 2003, the Company did not have one customer that accounted for a significant amount in accounts receivable, net of allowance.  As at August 31, 2002, one customer accounted for 48% of total accounts receivable net of allowance.  The Company does not obtain collateral or other security to support financial instruments subject to credit risk.  The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.

   The Company earns revenue and records accounts receivable in foreign currency translated to Canadian dollars at the time of the transactions.  The Company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash.  These accounts receivable are short-term in nature.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in other income.

14. Other Revenue:

   Revenue for the year ended December 31, 2004 includes interest income of $87,949 (December 31, 2003 - $8,264 and August 31, 2003 - $36,737).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

15.  Income taxes:

   (a)  Expected tax rate:

   The expected effective tax rate for a public company in Alberta for the year ended December 31, 2004, consolidated with its subsidiaries in the various jurisdictions is approximately 33.37% (for the four month period ended December 31, 2003 – 36.21% and for the years ended August 31, 2003 – 37.36% and 2002 - 39%).  The Company’s recorded income tax expense (recovery) differs from the amounts computed by applying the Company’s estimated income tax rate to the loss before income taxes as a result of the following:

                                              December 31,      December 31,       August 31,

                                                      2004              2003             2003

Loss before income taxes                    $ (14,315,391)      $ (3,136,457)   $ (4,588,588)

Computed “expected” tax

    recovery                                   (4,777,000)        (1,136,000)     (1,714,000)

Change in valuation

    allowance                                   4,525,000            822,000       1,470,000

Change in enacted tax rates

    and use of tax rates

    of future years                                   --              74,000         160,000

Other, including

    permanent and U.S.

    tax rate differences                          252,000            240,000          84,000

                                              $       --        $        --     $        --

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

15.  Income taxes, (continued):

   (b)  Net future tax assets:

   The tax effects of temporary differences that give rise to significant portions of the future tax assets:

                                                December 31,   December 31,       August 31,

                                                        2004           2003             2003

Future tax assets:

   Non-capital losses

     carried forward-Cdn.                       $  7,468,000   $  4,229,000     $  3,472,000

   Non-capital losses

     carried forward-U.S.                            318,000        347,000          347,000

   Capital assets, differences

    between net book value and

    undepreciated capital cost                       499,000        187,000          161,000

   Intangible assets,

    differences between net

    book value and cumulative

    eligible capital                               1,511,000        605,000          577,000

   Other                                             314,000        217,000          206,000

Sub-total                                         10,110,000      5,585,000        4,763,000

Less valuation allowance                         (10,110,000)    (5,585,000)      (4,763,000)

                                                $        --    $        --      $        --

   The Canadian non-capital losses carried forward expire primarily from 2005 through 2011, while the U.S. non capital losses carried forward expire primarily from 2016 through 2024.

16. Segmented information:

The Company’s activities comprise one business segment.  For the year ended December 31, 2004, the Company’s revenue includes sales to customers in the United States of $283,116 (four month period ended December 31, 2003 - $229,584, years ended August 31, 2003 - $186,942 and August 31, 2002 - $240,554) and had no property plant and equipment located in the United States.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

16. Segmented information, (continued):

The following table represents sales to customers that represent 10% or more of the Company’s total product revenue for the periods indicated:

Customer       Year ended       Four months ended            Years ended

             December 31,         December 31,                 August 31,

                  2004               2003                  2003          2002

Customer A          --                29%                   --            --

Customer B          77%               22%                  37%             6%

Customer C           3%               21%                  10%            --

Customer D          --                --                   11%            36%

Customer E          --                --                    3%            15%

Customer F          --                --                    3%            --

Totals              80%               72%                  64%            57%

The Company has revenue from a number of products for the reporting periods these are:

Customer       Year ended       Four months ended            Years ended

               December 31,         December 31,               August 31,

                  2004               2003                  2003          2002

Version resin  $ 285,686           $ 131,579           $ 139,643    $  92,803

Coatings          22,145             102,382              78,975      207,097

Utility poles        --              132,825                 --           --

Hockey products   57,855              86,370              49,364          --

Other products       --                  --                  648       39,627

Totals         $ 365,686           $ 453,156           $ 268,630    $ 339,527

17. Statement of cash flows:

   Supplementary information related to cash flows from operations:

                 December 31,    December 31,               August 31,

                         2004            2003             2003          2002

Interest paid         $    26,768      $    3,056           $     4,078      $   7,743

Interest received          87,949           8,223                36,737          3,730

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

17. Statement of cash flows, (continued):

                     December 31,    December 31,          August 31,

                           2004            2003             2003       2002

Net change in working

  capital components:

  Accounts receivable     1,952,397       (1,848,842)           (57,102)      (164,434)

  Inventory                (164,958)          53,368           (154,175)       126,814

  Prepaids                  108,070         (104,664)           (81,795)        11,541

  Accounts payable          264,741           98,788            221,610          4,278

  Accrued liabilities      (172,340)         560,244            230,235        (46,054)

                          1,987,910       (1,241,106)           158,773        (67,855)

18. Government assistance, contingent liabilities and equity issue:

   (a)  Government assistance and contingent liability:

   During the year ended August 31, 2002, the Company entered into an agreement with the National Research Council of Canada (“NRC”) to further develop the Company’s Version™ resin technology for the pultrusion and filament winding composite markets.  This agreement falls under the NRC’s Industrial Research Assistance Program (“IRAP”) and allows for the Company to receive up to $400,000 over a two-year period.  These proceeds are for certain costs incurred by the Company in developing Version™ F and Version™ S resin systems, two products designed for flame retardancy and processing speed applications.  These proceeds are repayable plus a 50% return for NRC’s payments, at a rate of 1.9% of gross quarterly revenues, earned during the period June 1, 2005 to March 1, 2010.  If the Company has not repaid an amount equal to NRC’s contribution by March 2010, the Company is liable to make payments of 1.9% of gross revenues until either the full amount is repaid or June 1, 2015.

   As at August 31, 2002, the Company has presented to the NRC two claims totaling $37,620 which have been recorded in the Company’s records as a receivable with an offsetting long-term liability.  The $37,620 was received subsequent to August 31, 2002 in full.

During the year ended August 31, 2003, the Company filed an additional $305,805 worth of claims with the NRC and as at balance sheet date, had $145,162 in claims awaiting payment.  These amounts were received subsequent to August 31, 2003.  As per the agreement with the NRC, the Company set up an offsetting long-term liability totaling the sum of all claims made to the NRC.

   During the four month period ended December 31, 2003, the Company filed a claim for $41,849 with the NRC, which was received.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

18. Government assistance, contingent liabilities and equity issue,

    (continued):

   (a)  Government assistance and contingent liability, (continued):

On March 9, 2004, the Company and the National Research Council of Canada (“NRC”) entered into an agreement to amend the terms outlined above.  This amendment expands the NRC contribution level to $498,263 and extends the time frame for contributions to September 30, 2004.  Repayment terms have also been extended and commences, March 1, 2006 through December 1, 2010 rather than June 1, 2005 to March 1, 2010 which was in the original agreement.  Repayment still remains 1.9% of gross quarterly revenues.

During the year ended December 31, 2004, the Company filed claims totaling $112,989 with the NRC, which was received.

For the year ended December 31, 2004, the Company has restated its financial statements to reflect the funding received from NRC as a liability of $498,263 rather than a reduction in operating expenditures.

   (b)  Government assistance and equity issue:

   In the third quarter of fiscal 2002, the Company entered into a collaborative research and development agreement with the Alberta Research Council (“ARC”) to optimize the commercialization of the Company’s Version™ G resin system.  The ARC will provide up to $500,000 worth of research and development services to the Company in four installments of $125,000.  In exchange for these services, the Company will issue to the ARC the equivalent monetary value in Common Shares of the Company.  The agreement sets out the valuation of these shares at points in time.

   The first installment of $125,000 was received by the Company on August 30, 2002, and under the terms of the agreement the deemed price per share for this installment was set at $0.40, which entitled ARC to receive 312,500 shares.  As at the August 31, 2002 balance sheet date, these shares had not been issued.  The Company recorded the pending issue at its August 30, 2002 market price of $0.59 which resulted in an additional expense of $59,375, a total expense of $184,375.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

18. Government assistance, contingent liabilities and equity issue,

    (continued):

   (b)  Government assistance and equity issue, (continued):

   During the year ended August 31, 2003, the Company issued its second installment of $125,000 and as at August 31, 2003 the Company had used services in excess of the third installment amount, which triggered issuance of another block of Common Shares.  In accordance with the agreement with ARC, the second installment of shares issued to ARC were based upon the fair value of services provided to the Company,  To this end, the Company has accrued the total amount owing to ARC as at balance sheet date and recorded the number of shares to be issued to ARC (see note 11).

   During the four months ended December 31, 2003, the Company utilized additional services relating to the fourth installment with ARC.  Subsequent to the period, the Company has issued all shares related to this agreement.

   On February 24, 2004, the Company and the Alberta Research Council (“ARC”) amended the agreement as referenced above.  The amendment expands activities and services provided by ARC and increases the total value of services provided from $500,000 to $600,000.  Payment of the additional $100,000 in services, is provided through the equivalent monetary issuance of the Company’s Common Shares as set out in the original agreement.

   During the year ended December 31, 2004, the Company utilized additional services under the agreement and has recorded the $100,000 commitment of Common Shares to ARC.  As yet the Company has not issued these shares owing to required completion of documentation from ARC.

19. Agreement with Euro-Projects:

   On August 30, 2003, the Company signed a agreement with Euro-Projects (LTTC) Limited (“EPL”) of Rothely, England.  EPL is a research and development, engineering design company, specializing in advanced composite materials.  The firm has extensive knowledge of both thermosetting and thermoplastic based composites, manufacturing processes, structural design and composite applications across a broad range of industries.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

19. Agreement with Euro-Projects, (continued):

   Under the agreement the Company will, subject to EPL obtaining any necessary third party consents, have the exclusive world-wide right for commercialization of existing and all future technologies as developed or being developed by EPL.  The Company will have an 85% interest in the joint venture, with EPL having the remaining 15%.  No contributions have been made by the Company to the Joint Venture as at December 31, 2004.

   The terms of the agreement have the Company contributing working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions made by the Company, the first $2,000,000 U.S. in net profits of each technology are to be distributed equally between EPL and the Company and any additional profits distributed 85% and 15% between the Company and EPL respectively.

   As at December 31, 2004, no business activity has commenced under the terms of the agreement, thus there are no operating results contained within these statements.

20. Subsequent events:

(a)  Private placement share issue:

   In February of 2005, the Company completed a private placement of 8,695,582 units for gross proceeds of $9,999,919.  Each unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for twelve months from the closing date of the placement.  The exercise prices for the warrants are $1.65 per share if exercised on or before August 15, 2005 and $2.00 per share if exercised after August 15th on or before February 14, 2006.

 (b)  Sale of land and building and lease back:

   In March 2005, the Company completed the sale of its land and building with a third party for proceeds of approximately $4 million.  Immediately thereafter, the Company entered into an operating lease, on the same premises, with an initial term of 10 years with the extension provision for an additional 5 years.  The Company has the option to buy back the property within 18 months of the initial lease.  Monthly payments for the initial 5 years of the lease are fixed at $31,020 per month.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

20. Subsequent events, (continued):

(c)  Restricted cash and capital lease program:

   During the first quarter of 2005, the Company entered into a capital lease program to purchase the forklifts the Company is currently using.  The capital lease is for a gross amount of approximately $80,000 with a term of 40 months.  As security for the capital lease the Company has been required to set up an additional GIC for $90,000 adding to its $150,000 already restricted cash and cash equivalents for its banking arrangements.

(d)  Investor relations agreement

   On January 15, 2005, the Company renewed its contract with its investor relations firm, The Howard Group.  The contracts term ends on April 30, 2006, and calls for monthly payments of $3,000 per month and the extension of an existing 50,000 share options to April 30, 2006 from April 30, 2005 and their repricing from $1.33 per share to $1.00 per share, subject to regulator approval.

21. Reconciliation with United States generally accepted accounting principles:

The consolidated financial statements of Resin Systems Inc. (the “Company”) are prepared using accounting principles that are generally accepted in Canada (“Canadian GAAP”).  These principles differ in some material respects from those that are generally accepted in the United States (“U.S. GAAP”).  The principal differences in the consolidated financial statements of the Company are:

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

21. Reconciliation with United States generally accepted accounting principles, (continued):

a) Impact on net loss:

The application of U.S. GAAP differences described above would have the following effect on the Company’s net loss reported under Canadian GAAP:

     Four months

   Year ended

    Year ended

     ended

  Year ended     August 31,

                          December 31,   December 31,     August 31,

    2002

                                  2004           2003           2003    Restated–see

                                                                         Note 21 (d)

Net loss in accordance

   with Canadian GAAP    $ (14,813,654)  $ (3,136,457)  $ (4,588,588)  $ (1,717,968)

Adjustments for:

   Variable options

    21(e)(iii)

   (3,889)

     (1,944)         (5,833)       (5,833)

   Escrow shares 21(f)

       --             --      (3,371,714)          --

   Stock options

    granted to employees

    and directors 21(e)(i)     820,035        244,904          2,229           --

   Stock options granted

    to consultants 21(e)(ii)   (71,710)       (19,315)       (57,945)       (70,147)

   Interest on promissory

    notes 21(d)

--

  --

    --

(839,000)

                               744,436        236,645      (3,433,263)     (914,980)

Net loss under U.S. GAAP  $ (14,069,218) $ (2,912,812)   $ (8,021,851)  $(2,632,948)

Basic and diluted loss

   per common share in

   accordance with

   U.S. GAAP               $    (0.22)      $  (0.06)      $  (0.19)      $   (0.14)

b) Impact on shareholders’ equity:

There are no U.S. GAAP differences described above that would have an effect on the Company’s total shareholders’ equity reported under Canadian GAAP.

c)

Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“FAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity.  FAS 130 requires that all items that are not required to be recognized under accounting standards as components of comprehensive income

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

21. Reconciliation with United States generally accepted accounting principles, (continued):

c)

Reporting comprehensive income, (continued):

be reported in a financial statement.  The only components of comprehensive earnings (loss) are the net earnings (loss) for the year.

d)

Restatement:

During the year ended August 31, 2002, the Company issued $839,000 in secured convertible promissory notes. These notes bore interest at a rate of 12% per annum with interest commencing February 1, 2002, and due on December 20, 2002. Additionally, these notes were, at the option of the holder, convertible to an equity unit on the basis of one “unit” for each $0.32 of principal and interest. Each unit was comprised of one Common Share and one warrant to purchase a Common Share at a price of $0.75 per share on or before December 20, 2002. The promissory notes were converted on April 18, 2002. At the date of issuance, where a convertible promissory note contains a beneficial conversion feature, U.S. GAAP requires a portion of the proceeds from issuance equal to the intrinsic value of the embedded beneficial conversion features at the commitment date to be allocated to additional paid in capital. The amount allocated is limited to the proceeds and is offset by an increase in interest expense. As a result, the net loss under U.S. GAAP for the year ended August 31, 2002 has been restated to reflect additional interest expense of $839,000 and the deficit has increased by $839,000. With the conversion of the promissory note, share capital as previously reported, was increased by $839,000, with a corresponding decrease in additional paid-in capital.

e)  Stock-based compensation:

  i)  As described in Note 2(k), effective January 1, 2004, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation for all stock options granted after September 1, 2002.  For U.S. GAAP, the Company accounts for stock-based compensation provided to employees and directors by the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations.  As such, compensation expense is measured on the date of grant only if the fair value of the underlying stock exceeds the employee or director’s exercise price.  The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore, there is no expense under the intrinsic value method for U.S. GAAP purposes for the year ended December 31, 2004, the four months ended December 31, 2003 and the years ended August 31, 2003 and 2002.  Stock-based compensation expense recognized under Canadian GAAP that would not be recognized under U.S. GAAP for the year ended December 31, 2004 is $820,035 (four month period ended December 31, 2003 – $244,904; year ended August 31, 2003 – $2,229.)

ii)

Under U.S. GAAP, stock options granted to consultants and third parties for services rendered to the Company are accounted for based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are vested.  This method is consistent with the method used by the Company under Canadian GAAP, as described in Note 11.  However, the Company did not adopt the fair value method for stock options issued to consultants until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to consultants prior to September 1, 2002, additional compensation expense for the year ended December 31, 2004 of $71,710 (four month period ended December 31, 2003 – $19,315;

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

21. Reconciliation with United States generally accepted accounting principles, (continued):

e)  Stock-based compensation, (continued):

year ended August 31, 2003 – $57,945; year ended August 31, 2002 – $70,147).

iii)

During the year ended August 31, 2002, the Company re-priced 70,000 stock options granted to employees.  As a result, these options became a variable award under U.S. GAAP until the award is exercised or expires and the Company is required to record $3,889 of additional compensation expense for the year ended December 31, 2004 (four month period ended December 31, 2003 – $1,944; year ended August 31, 2003 – $5,833; year ended August 31, 2002 – $5,833).

f)  Escrow shares:

   Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price with no revaluation upon release from escrow.  Under U.S. GAAP, escrow shares subject for release upon the Company meeting certain performance criteria, are considered to be contingently issuable.  During the year ended August 31, 2002, shares previously held under a performance escrow agreement were amended to a time release basis (note 11(d)).Accordingly, the difference between the fair value of escrow shares at the time the performance condition was removed and their original issue price is accounted for as compensation expense.  There is no impact of this GAAP difference for the year ended December 31, 2004 (four month period ended December 31, 2003 – $-nil; year ended August 31, 2003 – $3,371,714 increase in compensation expense; year ended August 31, 2002 – $-nil).

g)   Canadian and United States accounting policy differences:

Under U.S. GAAP , the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB opinion No. 25, “ Accounting for Stock Issued to Employees” as permitted by SFAS no. 123. However SFAS No. 123 does require the disclosure of pro forma net loss and loss per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS no. 123.  The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the weighted average assumptions disclosed in note 11(c).

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

21. Reconciliation with United States generally accepted accounting principles, (continued):

g)   Canadian and United States accounting policy differences, (continued):

                                December 31,   December 31,     August 31,     August 31,

                                  2004            2003            2003          2002

Net loss in accordance with

   US GAAP, as reported       $ (14,069,218)  $ (2,912,812)    $(8,021,851)   $(2,632,948)

   Stock options granted to

   employees and directors

   using the fair value method    (820,035)      (244,904)         (2,229)          --

Proforma net loss under

   U.S. GAAP                  $ (14,889,253)  $ (3,157,716)    $ (8,024,080)   $(2,632,948)

Basic and diluted loss

   per common share in

   accordance with U.S. GAAP    $    (0.22)   $      (0.06)   $     (0.19)   $     (0.14)

Proforma Basic and diluted loss      (0.24)

        (0.07)         (0.19)

 (0.14)

h)  Recent accounting pronouncements:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Accounting for Stock-based Compensation” (“FAS 123R”).  FAS 123R is applicable to transactions in which any entity exchanges its equity instruments for goods and services.  It focuses primarily on transactions in which the entity obtains employee services in share-based transactions.  FAS 123R requires that the fair value of such equity instruments are recorded as an expense as the services are performed.

Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required.  FAS 123R will be effective for the Company’s 2006 consolidated financial statements and permits varying transition methods, including:  retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; retrospective application to all interim periods in 2008; or prospective application to future periods beginning in the third quarter of 2008.  The Company is presently evaluating the effect of the varying methods of adopting FAS 123R.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets” (“FAS 153”) as an amendment to APB Opinion No. 29.  FAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance.  Under FAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

RESIN SYSTEMS INC.

Notes to Consolidated Financial Statements, continued

(Canadian Dollars)

Year ended December 31, 2004, Four months ended December 31, 2003 and the Years ended August 31, 2003 and 2002

21. Reconciliation with United States generally accepted accounting principles, (continued):

h)  Recent accounting pronouncements, (continued):

   Under FAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged.  If the fair value is not determinable, the exchange lacks commercial substance, or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. FAS 153 is effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.

   The FASB issued SFAS 151, "Inventory Costs" as an amendment to Accounting Research Bulletin No. 43 (ARB 43). Under ARB 43, certain expenses might be considered to be so abnormal that, under certain circumstances, they would require treatment as current period charges. SFAS 151 eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges. SFAS 151 is to be applied prospectively and is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

   In May 2003, FASB issued SFAS No. 150, ‘‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,’’ which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective for 2004. The Company was not impacted by this standard.

i)  Variable interest entities:

   Under U.S. GAAP, the Company is required to consolidate variable interest entities (“VIEs”) for periods ended after March 15, 2004.  VIEs are entities that have insufficient equity and/or their equity investors’ lack one or more specified essential characteristics of a controlling financial interest.  The Company has one potential VIE as at December 31, 2004, but it is inactive, therefore, this has no effect on these financial statements. As a result, there is no material GAAP difference with respect to the consolidation of VIEs.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are not effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure, because although the Company’s employees have the skill to prepare its annual and interim financial statements, the Company does not currently have sufficient numbers of accounting personnel to ensure that it is able to prepare its annual financial statements, including a U.S. GAAP reconciliation of its annual financial statements, and file its annual SEC report within the required time periods.  The Company intends to hire additional accounting personnel.

(c)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Zsolt Feketekuty, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer,

40-F2

principal accounting officer or controller, and persons performing similar functions.

We will provide a copy of the Code of Ethics without charge, upon request, to anyone who requests it.  Copies of the Code of Ethics may be requested by contacting our Chief Executive Officer at our principal office located at 14604 - 115A Avenue, Edmonton, Alberta, Canada, T5M 3C5 (telephone: (866) 482-1953).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP during the fiscal year ended December 31, 2004, the fiscal four month period ended December 31, 2003 and the fiscal year ended August 31, 2003:

(Cdn$)	Year Ended December 31, 2004	Four Months Ended December 31, 2003	Year Ended August 31, 2003
Audit Fees	$389,000	$96,000	$62,414
Audit-Related Fees	$61,000	--	--
Tax Fees	$1,167	$3,200	$1,300
All Other Fees	--	--	--
Total	$451,167	$99,200	$63,714

Audit Fees.  Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related fees consist of fees for the review of internal control documentation.

Tax Fees.  Tax fees consist of fees incurred in connection with certain limited tax planning and compliance services.

All Other Fees.  None.

Pre-Approval Policies and Procedures.

All audit and non-audit services to be provided by the registrant’s auditors are and will be pre-approved by the registrant’s Audit Committee.

None of the fees reported above under “Principal Accountant Fees and Services” were approved by the registrant’s Audit Committee pursuant to the de minimis exception provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

40-F3

Off-Balance Sheet Arrangements.

The registrant does not have off-balance sheet arrangements other than its joint venture with Euro Projects (LTTC) Limited (“EPL”), of Rothely, England.  Under the joint venture, the registrant will obtain, subject to obtaining any necessary third party consents, EPL’s exclusive worldwide rights to commercialize existing and all future technologies developed or being developed by EPL.  Under the terms of the joint venture, we will contribute the working capital, manufacturing and production facilities and all related consulting and development services at cost.  Upon repayment of all working capital contributions by us, the first US$2,000,000 in net profits will be distributed equally and any additional profits will be distributed 85% to us and 15% to EPL.

As of December 31, 2004, the joint venture had not done any business, and as such we had not incurred any costs.

Tabular Disclosure of Contractual Obligations.

The registrant has operating leases related to offices and plant facilities, as described in note 12 to the Consolidated Financial Statements included as part of this Annual Report on Form 40-F.  At present, the only determinable future payments are those set forth below in the table.  Note 12 also indicates royalties related to the sale of the registrant’s Uni-SealTM product and the sale of utility poles.  These payments are based purely upon sales and are not determinable at this time.

Caption	Total ($)	1 Year and Less ($)	2-3 Years ($)	4-5 Years ($)	More than 5 Years ($)
Operating Leases	1,156,977	353,478	363,088	250,430	189,981
Capital Leases	129,053	61,945	67,108	-	-
Equipment Commitments	1,625,000	1,625,000	-	-	-
Long-term payable	498,263	-	-	-	498,263

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Zsolt Feketekuty, Bill Demcoe, and David Williams.

40-F4

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form   40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process.

The Company has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 29, 2005.

Resin Systems Inc.

By:/s/ Greg Pendura

Name: Greg Pendura

Title:

President and Chief Executive Officer

40-F5

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer (Controller)

99.5	Consent of KPMG LLP