Form 40-F
RESIN SYSTEMS INC
filed 2006-03-31
CIK 1130646

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 0-31070

RESIN SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	2200 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

114604-115A Avenue, Edmonton, Alberta, Canada  T5M 3C5
(866) 482-1953
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.

1420 Fifth Avenue, Suite 3400
Seattle, Washington  98101

(206) 903-5448
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 84,278,050

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___   No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes     No  X

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)

Annual Information Form for the fiscal year ended December 31, 2005;

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005; and

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 20 relates to United States Accounting Principles and Reporting (U.S. GAAP)).

RESIN SYSTEMS INC.

ANNUAL INFORMATION FORM

for the Fiscal Year Ended December 31, 2005

March 30, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS

CERTAIN REFERENCES

CURRENCY

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

BUSINESS OF THE CORPORATION

RISK FACTORS

DESCRIPTION OF CAPITAL STRUCTURE

MARKET FOR SECURITIES

DIVIDEND RECORD AND POLICY

HUMAN RESOURCES

DIRECTORS AND EXECUTIVE OFFICERS

AUDIT COMMITTEE INFORMATION

CONFLICTS OF INTEREST

LEGAL PROCEEDINGS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENT AND REGISTRAR

MATERIAL CONTRACTS

ESCROWED SECURITIES

PRIOR SALES

INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

SCHEDULE "A" – AUDIT COMMITTEE CHARTER

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the following meanings, unless otherwise indicated.

"ABCA" means the Business Corporations Act (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"ARC" means the Alberta Research Council Inc.;

"Common Shares" means common shares in our capital;

"composites" means a manufacturing or building material made of reinforcing fibre, usually glass fibre, in a polymer matrix.  The polymer matrix is typically a thermoset resin, such as polyester, vinyl-ester or epoxy or a thermoplastic.  Fillers and additives are often added to the matrix for specific applications.  Version is an example of a thermoset polymer matrix;

"die" means a mould, either open or closed, in or upon which composite material is placed to make a part;

"EPA" means the United States Environmental Protection Agency;

"epoxy" means a class of thermoset resins exhibiting good strength and chemical resistant properties;

"fibreglass" means various forms (i.e., rovings, mats and veils) of chemically treated glass reinforcements used in composites;

"filament winding" means an automated process for fabricating composites in which continuous rovings or tows are either pre-impregnated with resin or drawn through a resin bath and then wound around a rotating mandrel (die).  It is the primary method for making "hollow" parts, such as chemical resistant piping, scuba tanks, light standards and our RStandard modular composite utility pole;

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

"polyurethane" means a class of thermoset resins created by reacting disocyanurates with polyols, polyamides, alkyd polymers or polyether polymers.  Polyurethanes are best known in the form of sound and heat insulating foams, but can also produce solid matrices, as in composite resins;

"pultrusion" means an automated, continuous process for manufacturing composite rods, tubes and structural shapes having a constant cross section.  Roving and/or tows are impregnated with resin and continuously pulled through a temperature controlled die, where the part is formed and cured.  The cured part is then cut to length;

"resin" means a reactive blend of chemicals (including epoxy, polyester, urethane and acrylic) that binds to a reinforcing fibre and gives the finished composite product its dimensional shape and mechanical properties;

"RStandard" means the tradename under which we market our modular composite utility poles;

"styrene" means primarily a synthetic chemical used to manufacture plastics, rubber and traditional resins.  Styrene is a volatile organic compound and classified as a possible human carcinogen by the EPA;

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

"VOC" or "VOCs" means volatile organic compounds, which are chemical substances believed to be carcinogenic, and includes styrene; and

"VRoll" means the trade name of our industrial conveyor roller that is currently in product development.

CERTAIN REFERENCES

References in this Annual Information Form to "RS, "Corporation", "us", "we" or "our" mean Resin Systems Inc., a corporation existing under the laws of the Province of Alberta, and its subsidiaries, unless otherwise specified or the context otherwise requires.  Certain terms used herein are defined in "Glossary of Terms".  Unless otherwise indicated, all of our historical financial information has been presented in Canadian dollars in accordance with GAAP.

Our website is located at www.grouprsi.com, the content of which is expressly not incorporated by reference into this Annual Information Form.

Our trademark Version™ has been registered in Canada, the United States and with the European Community Trademarks Office.  RStandard™, RS™, RSeal™ and Stronger, Lighter, Greener™ have been registered in Canada and the United States.

CURRENCY

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All references to "US$" refer to United States dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements.  In some cases, you can identify forward looking statements by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements.  These forward-looking statements are not historical facts but reflect our current views and expectations concerning future results and events.  These include statements regarding:

•

our business goals and strategy;

•

our U.S. and international expansion plans;

•

our competitive positioning;

•

our marketing plans;

•

the size of the markets for our products;

•

the market acceptance of our products;

•

applications of and markets for our products;

•

the benefits of our products;

•

the development and construction of plants in Australia and China;

•

the timing of commencement of full-scale commercial production of our RStandard product line at our leased Calgary production facility;

•

our production rates;

•

the scheduled timing of shipments and delivery of our products;

•

the timing and cost of constructing new production cells for our RStandard product line;

•

the technical and production expertise of our personnel;

•

the timing of the engineering/design and testing of our new products;

•

the timing of introduction and viability of new products being contemplated;

•

our ability to produce, market and distribute products economically;

•

our ability to license our RStandard technologies to international companies;

•

the ability of our international licensees to sell our RStandard products in their territory;

•

our ability to continue as a going concern for the next twelve months;

•

the sufficiency of our resources to fund operations;

•

our ability to raise capital;

•

our future operating costs and our development, marketing and discretionary expenditures; and

•

the prices of raw material components of our products.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance contained in this Annual Information Form.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward looking statements.  These factors include, but are not limited to, the following:

•

our lack of revenues and unpredictability of future revenues;

•

the uncertainty of profitability of existing and contemplated products;

•

our future capital requirements;

•

our future labour requirements;

•

competition from established competitors with greater resources;

•

the uncertainty of developing a market;

•

our reliance on third parties to supply raw materials;

•

our reliance on third party licensees in international markets;

•

the risks associated with rapidly changing technology;

•

intellectual property risks;

•

risks associated with international operations; and

•

the other risks and uncertainties as are more fully described under "Risk Factors" in this Annual Information Form.

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

We have established a division, RS Technologies ("RST"), which is engaged in (i) the development, engineering, production and sale of our proprietary line of unique, polyurethane-based, thermoset resin systems under the Version brand name and (ii) the development, engineering, manufacturing and sale of composite material products that employ our Version resins to the industrial marketplace.

We have one material wholly-owned subsidiary, Resin Systems International Ltd. ("Resin International"), which was formed pursuant to the laws of Barbados.  Pursuant to a technology transfer agreement dated effective January 6, 2003 (the "Technology Transfer Agreement") between us and Resin International; we transferred our exclusive intellectual property rights outside of North America in our Version resin system and our filament winding technology (the "Technologies") to Resin International.  Pursuant to a related cost sharing agreement (the "Cost Sharing Agreement") between us and Resin International, we established a plan for the development, improvement and marketing for the Technologies and the sharing of the associated costs, risks and benefits of these activities.  We expect that RS International will sell and distribute the Technologies outside of Canada and the United States through direct sales, licensing and joint venture arrangements.

In addition, we own approximately one-half of "Bazalt Inwestycje" Sp. z o.o., a Polish company ("EUCo."), which will undertake the research and development of composite input materials and pursue market opportunities in the European Union and adjacent former eastern bloc countries for the development and sale of composite products based on our Version resin, other than our RStandard modular composite utility poles, which we will pursue directly.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

We are composite product innovators.  We engineer advanced composite products for large-scale industrial markets.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel.  The foundation of our company is continuous innovation, product development and our proprietary Version polyurethane resin system.

Our business strategy is to continually seek out future business opportunities in our realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass our business tests – the RStandard product line being an example.  Therefore, our core business consists of:

(i)

FOCUSED execution in the production and sale of RStandard modular composite utility poles.  See "Business of the Corporation – II. Production and Sale of RStandard Utility Poles"; and

(ii)

FUTURE business growth achieved by seeking, developing and commercializing new product applications using our proprietary materials and our composite engineering and manufacturing expertise.  See "Business of the Corporation – III. Future Growth Initiatives".

Our vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener products.

Three Year History

Our current business strategy as described above was formulated in 2003 in conjunction with the formation of RST and the appointment of Paul Giannelia as its Chief Executive Officer.  The development of our business during the period from 2003 to 2005 has largely been oriented to the transition of our RStandard business line from a potential business opportunity to a fully operational business line.  At the same time, we have been building our expertise in the development of future growth opportunities.

In 2003, to fund the start-up of RST, we raised gross proceeds of $6 million in two separate private equity financings whereby we issued an aggregate of 9,750,000 units comprised of Common Shares and warrants.

During 2004 and 2005, we achieved the following significant events in our RStandard utility structure business:

•

we established a management team to help transition us from a research and development company to a full-scale production and sales organization;

•

we established our own sales force and began the introduction of the RStandard product line to utility customers in the North American Free Trade Area ("NAFTA");

•

we established our product development and engineering team to further develop and engineer our RStandard product line as well as position us for future product development activities;

•

we undertook independent testing, through EDM International Inc. in Fort Collins, Colorado, of our RStandard product line to facilitate its market acceptance and in December 2004, during a round of testing, our modules in a 23 metre (75 foot) pole achieved the highest strength rating of any pole ever tested, including those made of wood and steel;

•

we established a facility in Edmonton to manufacture modular composite utility poles based on filament winding technology acquired from Canzeal Enterprises Ltd.  We succeeded in commissioning this facility, but found the technology to be ineffective in commercial scale-up;

•

based on our experience gained from the development and commissioning of our Edmonton manufacturing facility, we undertook to design and engineer a world-class modular composite utility pole manufacturing facility in Calgary.  In December 2004, we awarded a contract to McClean Anderson ("McClean Anderson") of Wisconsin, United States to build our first standard production cell for this 5,200 square metre (56,000 square foot) facility.  Our standard production cell is designed to produce 1,000 kilograms of throughput an hour;

•

we continued to develop our RStandard product line through 2005.  In February 2005, we completed the engineering, design and testing of our RStandard utility poles up to a height of 23 metres (75 feet) in all strength classifications.  In November 2005 we completed the engineering, design and testing of our RStandard utility poles up to a height of 36 metres (120 feet);

•

we continued our NAFTA market penetration with several milestones achieved;

•

in August 2005, we completed the installation and initial testing of our first production cell in Calgary and in November 2005, we started commercial production of our RStandard utility structures at our Calgary facility;

•

in June 2005, due to anticipated demand for our RStandard product line, we ordered our second standard production cell for our Calgary production facility;

•

with our NAFTA market penetration underway, we started receiving international interest in our composite utility structures.  The following significant events occurred in this regard:

o

in April 2005, we entered into a license and supply agreement with Armor Utilities Structures Pty Limited of Sydney, Australia ("AUS") to introduce and supply our RStandard products to Australia and New Zealand.  See "Business of the Corporation – II. Production and Sale of RStandard Utility Poles – Marketing and Sales – International Markets";

o

in August 2005, we received an order for approximately US$26 million of RStandard poles 32 metres (105 feet) in height from an established European Union energy producer.  In November 2005, we delivered an initial container to the customer;

o

in October 2005, we entered into a cooperation and initial purchase agreement with Jiangsu Far-East Group Co. Ltd. and Shenzhen Chamber of Commerce for Electric Power Service (collectively, the "Chinese Licensee") pursuant to which the Chinese Licensee will initially purchase our RStandard modular composite utility poles for use in China's expanding power grid and within 18 months establish in joint venture with RS an RStandard production facility to supply the Chinese market.  See "Business of the Corporation – II. Production and Sale of RStandard Utility Poles – Marketing and Sales – International Markets";

•

to fund our continued start-up activities, in May and June 2004 we raised gross proceeds of $9.5 million through private equity financings whereby we issued an aggregate of 8,272,909 units comprised of Common Shares and warrants and in February 2005, we raised gross proceeds of $10 million through a private equity financing of 8,695,582 units comprised of Common Shares and warrants;

•

in October 2005, to provide working and plant capital for our RStandard business, we completed a private placement of $25,000,000 principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually.  See "Description of Capital Structure – Unsecured Convertible Debentures"; and

•

we received $8.6 million upon the exercise of warrants outstanding from previous financings, which proceeds will be applied to the foregoing activities.

We also achieved several significant milestones in 2005 in advancing the potential of our FUTURES initiatives:

•

we began working with pultrusion companies domestically and internationally to convert or develop products using our Version resin system, with the objective of developing a business in Version sales and service.  In this regard, we announced two initial orders in 2005 and continue to work with these customers to complete the product development and production set-up required to proceed with regular resin sales to these customers; and

•

in June 2005, we acquired approximately one-half of EUCo. and committed to provide up to US$1.85 million to fund its activities.  Shortly after the EUCo. acquisition, EUCo. received a three-year purchase order from a domestic European Union mining conglomerate to supply approximately US$45 million of industrial conveyor rollers once developed by us and accepted by the customer.  The development of the conveyor rollers is continuing.

Anticipated Changes in the Business

We now have an RStandard product line that allows us to supply the most common transmission applications up to 345 KV, in pole heights up to 135 feet and in pole strengths up to Class H6 and stronger.  The establishment of our Calgary production facility and associated increase in production allows us to supply applications we believe to be in our most lucrative and competitive markets.  We are now in a position to more aggressively penetrate both NAFTA and international markets with our RStandard product line.

Building on these accomplishments, our goal in 2006 will be to achieve the following important milestones for our RStandard business line:

•

to complete the installation and commissioning of both production cells in Calgary and achieve full and efficient production from cells 1 and 2.  This, among other things, requires the hiring and training of additional production staff in order to reach a full 24 hour production schedule five days a week on both cells;

•

we will continue our NAFTA market penetration by adding key NAFTA customers and increasing the number of repeat orders from existing customers;

•

we will build our international business by supporting our Australian and Chinese licensees and seeking additional licensees in other markets; and

•

we will work to enhance our RStandard product margins by driving down raw material costs, enhancing our production efficiency and by focusing on those segments of the utility structure market where our products are most competitive.

We believe that we are positioned to acquire a significant market share of power utility pole sales as our competitively priced RStandard modular composite transmission poles will generate cost savings for utility companies as compared to conventional wood, steel and concrete poles.  In addition, our utility company customers will enjoy the benefit of our poles being environmentally friendly in that, unlike poles made with conventional materials, our poles do not use toxic chemicals, are 100 percent recyclable and are not considered hazardous materials at the end of their service life.

While our FOCUS will be to aggressively pursue our utility structure business, we also intend to pay attention to our FUTURE growth, with the following main areas of development:

•

to complete the development of our conveyor roller product and finalize our business model for commercializing this product in the second quarter of 2006; and

•

to continue to work with our pultrusion customers to develop commercial product applications for our Version resins in the infrastructure sectors.

BUSINESS OF THE CORPORATION

I.

OVERVIEW OF THE COMPOSITE INDUSTRY

What is a Composite?

Composites are a reinforcing fibre held in a polymer matrix.  Most commonly, the reinforcing fibre is fibreglass, however carbon fibre and aramid fibres are becoming more common in high performance applications.  The polymer matrix is typically a thermoset resin with polyester, vinyl-ester and epoxy resins as the most common matrix of choice.

Common household plastics, such as polyethylene, acrylic and polystyrene are un-reinforced thermoplastics.  These materials may be heated and formed and can be re-heated and returned to a liquid state.  Composites typically use thermoset resins, which begin as liquid polymers and are converted to solids during moulding.  This process, known as cross linking, is irreversible giving composite materials manufactured using thermoset resins increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics.

Use of Composites

Manufacturers, designers and engineers recognize the ability of composite materials to produce high-quality durable cost-effective products.  Composite materials are found in many products used in our day-to-day lives from the cars we drive, to the boats, recreational vehicles, skis and golf clubs we use.  Additionally, composites are used in many critical industrial, aerospace and military applications.

Benefits of Composites

The benefits of composite materials have fuelled growth of new applications in markets such as transportation, construction, infrastructure, electrical, aircraft and aerospace.  The benefits of using composite materials include:

High Strength

Composite materials can be designed to meet the specific strength requirements of an application.  A distinct advantage of composites over other materials is the ability to use many combinations of resins and reinforcements, and custom tailor the mechanical and physical properties of a structure.

Lightweight

Composites offer materials that can be designed for both lightweight and high strength usage.  Composites are used to produce the highest strength-to-weight ratio structures currently available.  We believe that as energy efficiency requirements increase, building technologies that reduce weight, and at the same time increase payload, will be increasingly embraced.

Corrosion Resistance

Composites provide long-term resistance to severe chemical and temperature environments.  Composites are the material of choice for outdoor exposure, chemical handling applications and severe environment service.

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

II.

PRODUCTION AND SALE OF RSTANDARD UTILITY POLES

We have commercialized a proprietary composite-based transmission and distribution pole product line, based on the following proprietary elements:

•

the composite inputs include our Version resin which allows us to make larger and lighter structures than any other composite material and allows us to compete with conventional structures;

•

the design of the structures is our own proprietary modular design that provides storage, transportation and handling advantages; and

•

the production equipment and process is unique to us and is integral to efficiently produce price-competitive structures.

Our modular composite utility poles are being sold under the brand RStandard.  Our product line is ultimately aimed at power transmission and distribution applications for poles up to heights of 60 metres (200 feet), and most importantly, all strength classifications required by the market.  Currently, we have successfully completed the engineering and external independent third-party testing of our RStandard modular composite utility pole modules to heights of 23 metres (75 feet) to a H3 strength classification.  We anticipate completing the engineering and independent third-party testing of our RStandard modular composite utility pole modules up to a height of 60 metres (200 feet) in 2006.

Product Advantages

Our RStandard product line has the following key advantages which we believe will enable us to compete effectively with well-entrenched wood, steel and concrete transmission and distribution structures:

•

our RStandard poles have the lowest life cycle costs of any poles currently on the market resulting mainly from lower storage, transportation, installation and handling costs, lower ongoing maintenance costs and a much longer product life; and

•

our RStandard products are more environmentally friendly because they do not emit VOCs or HAPs during manufacturing, they do not require the toxic chemical treatments of wood and steel, they are 100 percent recyclable, their longer service life results in less waste and they are not considered hazardous waste at the end of their service life.

Marketing and Sales

Our RStandard product line is a fully commercialized product line at the early stage of market penetration.  This product line was targeted as the first for commercial development for various reasons, including:

•

the market for transmission and distribution structures is a large and homogeneous world-wide market;

•

market demand for utility structures is stable and driven by well understood factors;

•

competition for and scarcity of materials for competing utility structures is driving up their cost;

•

increased environmental pressure in many jurisdictions to restrict the use of pole treatments is a challenge for wood and steel structures; and

•

utility customers are very financially stable and small enough in number to be covered by a relatively small sales force.

The global power pole structure market is extensive.  Within NAFTA alone, the annual value for replacement and new pole demand is in excess of US$8 billion.  This market consists of replacing existing power grid poles at an annual rate of three percent and adding new grid poles at a rate of two percent.  The remaining global market is significantly larger and growing at a much faster rate in emerging regions such as Asia and former Eastern-bloc countries.

Domestic Markets

Our RStandard modular composite utility poles are being marketed and sold by our sales team to end-user power utility companies domestically and internationally.  In the transmission structure market, new product adoption requires us to obtain each customer's approval of the design of our product.  Establishing our first customer in each region is the most significant step in the process of penetrating a geographical market.

We have built our sales force with personnel experienced in the NAFTA utility markets.  Our sales resources are focused on our geographic target markets and are being deployed strategically to increase the market penetration of our most profitable products.

We continue to focus on the top 100 buyers/users of transmission poles in North America, which have historically accounted for 80 percent of total North American market purchases of 500,000 transmission poles per year.  We have increased the number of our customers from one customer at the beginning of 2005 to 30 customers at the end of 2005.  In addition, we have seen an increase in the number and size of orders since we began penetrating this market approximately one year ago.

International Markets

Our international market strategy is based on licensing our RStandard technology to companies selected for their presence and capability in targeted regional markets.  The essence of our licensing model is as follows:

•

licensees are granted exclusive marketing rights for our RStandard products in their territory up to a pre-defined product volume and the issuance of additional licenses for a territory will follow a protocol designed to protect both parties' interests;

•

initially, we will support local market penetration by supplying our licensee with RStandard products manufactured by us; the amount of time for this initial market penetration will vary depending on the local market size and conditions, however we expect it to take, on average, one year;

•

once adequate local market penetration has been achieved, two RStandard production cells will be designed, constructed and commissioned in the territory by the licensee and RS working co-operatively and with joint investment of corporate resources and funding; and

•

from the time local production has been established, in addition to a return on our invested capital, we will earn royalties on the licensee's sales as well as supply them with raw materials for profit.

To date we have entered initial agreements for the territories of Australia and New Zealand and China.

Australia and New Zealand

We entered into a license and supply agreement dated April 30, 2005 with Armor Utilities Structures Pty Limited ("AUS") of Sydney, Australia, to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand (the "Region") following the general structure described above except that all capital for the local production facilities is to be provided by AUS.

We are currently negotiating with AUS regarding the timing of construction of their initial production facility.  Until AUS's production facility is fully operational, all RStandard modular composite utility poles to be distributed in the Region will be manufactured in our Alberta production facilities and shipped to AUS for distribution.  In September 2005, we shipped the first full container load of our RStandard modular composite utility poles to AUS.  These poles have been installed in the Australian grid with several end users.

AUS is a wholly-owned subsidiary of Armor Australia Pty, Limited ("Armor") which is a composite materials engineering and manufacturing company traditionally specializing in composite moulding armour panel applications.  Armor works within a variety of industries providing engineered composite solutions from design and prototyping through to full production of composite products.  Since 2004, Armor has been engaged by the Australian electrical energy transmission and distribution industry to investigate the use of fibre composites to meet the industry's growing need for replacement of its utility pole structures.  This initiative resulted in Armor identifying RStandard as the best suited solution for Australia.  Armor is located in Sydney, Australia.

China

We entered into a cooperation and initial purchase agreement dated August 27, 2005 with Jiangsu Far-East Group Co., Ltd. ("Far-East") and Shenzhen Chamber of Commerce for Electric Power Service ("SCCEPS") to introduce and supply our RStandard modular composite utility poles to China.  This agreement follows the general structure described above, however, it also requires a minimum of US$2 million per month of RStandard product to be purchased over at least 18 months once product approval is received from Chinese authorities.

Far-East is an industry leader in providing transmission, distribution and industrial cable products to the Chinese electric utility industry and is a preferred supplier to State Grid Corporation of China ("China State Grid") and China Southern Power Grid Co., Ltd. ("China Southern Grid").

SCCEPS is an affiliate of the China Electric Power Industry Association and the only professional and industrial organization of its kind in China.  SCCEPS was formed to act as the principal liaison between government agencies, the newly privatized electric utility industry and suppliers to the electric utility industry in China.  In addition to its other activities, SCCEPS has been authorized to make direct investments in the electric power utility industry. SCCEPS's executives and advisory board are comprised of senior government officials, and senior managers and engineers from the China electric utility industry, including China State Grid and China Southern Grid.  Its primary customers will include China Southern Grid and China State Grid.

Market Barriers and Competition

Transmission and distribution poles have been traditionally constructed from soft-wood timber, steel and more recently, concrete and composites.  Companies supplying concrete, steel and wood poles are generally well-known to the utility market, have established sales channels, proven products and are financially strong.

In NAFTA, we will most aggressively target mono-pole and H-frame transmission applications because we expect to be most competitive with wood and steel in these applications.  Because of the ample supply of soft-wood timber in NAFTA, we do not expect to compete effectively at distribution pole heights; therefore we are not aggressively targeting these markets.

In international markets, local conditions will have a large influence over which applications will be most successful.  In markets where timber is not readily available, our RStandard product will be able to compete in both the transmission and distribution markets.  An example of this market is Australia.  In markets where high rates of growth or pole replacement exist, we expect greater ease of penetration.  This is the case in Eastern Europe and much of Asia.

The typical utility customer in NAFTA is regulated and therefore, motivated differently from other sectors.  Service reliability is at least as important as economics in the utility's decision-making process and therefore utilities are often reluctant to change.

New entrants must overcome both their competitors' inertia and their targeted customers' reluctance to change.  We believe that we will be successful in overcoming these obstacles due to the significant advantages of our products. RStandard poles are more economical over their life cycle than competing structures in many applications and more reliable due to their improved service life, their imperviousness to decay and their enhanced performance in extreme weather conditions.

Manufacturing and Distribution

Our RStandard modular composite utility poles are being manufactured at our leased 3,700 square metre (40,000 square foot) Edmonton facility and our leased 5,200 square metre (56,000 square foot) Calgary production facility.  Our Calgary facility currently has two production cells installed, one of which is in commercial production with the second expected to reach commercial production early in 2006.  These two cells, running at full scale commercial production (i.e. full efficiency and 24 hours a day, five days a week) are each expected to be capable of an average throughput of 1,000 kilograms of composite material per hour.  Together, we expect that two cells operating at full capacity and efficiency can generate approximately US$50 million in annual revenue.

We will initially distribute our RStandard products from our Calgary facility.  The RStandard product line lends itself to low transportation costs due to their low weight and nesting ability (inherent in the modular design).

Glass fibre and chemicals represent the majority of the cost to produce our composites.  Currently the fibre used in our engineered solutions is E-glass fibre manufactured primarily from silica.  We presently source E-glass fibre on the open market.

We have used and are using numerous suppliers to acquire the chemicals required to produce our Version resin.  In our opinion, we are not at risk of non-supply from any one supplier, as we have the capability to switch suppliers for all major chemical components of our Version resin.  The risks we face relate to the pricing of the chemical components.  We believe we are able to obtain price discounts by utilizing one supplier for a number of our required chemicals, thereby increasing the volume of chemicals purchased from one source and increasing the price discount that we receive from the supplier.  Should we ever face a supply shortage from a supplier, we believe we will be able to find alternative suppliers of raw chemical inputs.  We are continuously reviewing raw material alternatives in an effort to improve the price and performance of our raw materials.

III

FUTURE GROWTH INITIATIVES

Competitive Foundations – Our Version Resin System

Our Version resin is the foundation of our business because it affords us important competitive advantages in both traditional composite applications and new applications not possible with other composites.

Our competitive advantage in existing composite product applications comes from input and production economies, with our end-products showing the same or improved performance characteristics from competing resin systems. Composites using our Version resin can often be produced more economically for three main reasons:

•

composites are, by definition, a combination of fibreglass and resin.  Our Version resins offer transverse strengths that are two to three times greater than those of many other resins, and therefore allow engineers the opportunity to design composite parts using much more economical combinations of reinforcing fibres, thereby reducing overall unit input costs;

•

our Version resins afford meaningful improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes.  For example, in the pultrusion process, our Version resins allow pulling (production) speeds to be increased up to 30 percent compared to using traditional polyester, which translates into lower unit input costs.  In addition, production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided; and

•

the production of composites using our Version resin is more environmentally friendly because our Version resins do not emit VOCs or HAPs during the manufacturing process, which is not the case with the most widely used polyester and vinyl-ester based resins.  The resulting limits on production due to workplace quality or health issues and environmental regulations imposed on traditional resin systems do not exist for our Version resins.  Our Version resins assist composite producers to become EPA Maximum Achievable Control Technology (MACT) compliant.

In addition to the economic reasons to use our Version resins, new product designs, based on the unique properties of our Version resins, will perform functions that are not physically or economically possible using traditional resin systems.  Examples of the unique properties of our Version resins which enable end product advantages include:

•

our Version resins readily accept the introduction of colour pigmentation during processing and the application of paint to the finished product; and

•

the elongation and impact properties of our Version resins permit products made from them to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape – this is not possible with other composites.

These factors alone, or in combination, may be important to composite manufacturers depending upon their situation.  Our Version resins offer opportunities for increased profitability and productivity, but an investment of time and creativity on the part of the customer is needed to fully realize these benefits.  As more fully explained below, our marketing strategy recognizes our need to maintain a high level of technical customer support to assist our customers in maximizing the benefits of our Version resin systems.

Our competitive advantage in new composite product applications comes from the unique properties of our Version resin systems and our composite engineering expertise.  All composite products are generally in competition with products made from conventional building materials such as wood, steel, aluminium, plastics and reinforced concrete. We intend to engineer ourselves or in conjunction with other parties, using our Version resin-based composites, structural composite products to replace those made with conventional materials.

FUTURES Development to FOCUSED Commercialization

We have based our business model on exploiting the competitive advantages of our Version resins through leading product development and composite engineering capabilities.  The number of product applications derived from our Version resins which we could target is enormous.  However, our focus is in taking products to market in an expedient and efficient manner.  As a result, our efforts are concentrated on existing large-volume products already in widespread use that may be made more economically with our Version resin-based composites.  Our main screening criteria for product development are product applications that have the following attributes:

market size: must be sufficiently large to warrant the focus of our product engineering staff;

economics: end-product must show an advantage over competing products;

product characteristics: the end-product must perform as well, or better, than the competing product; and

barriers to entry: the time for market penetration must be reasonably achievable given the risk of change to the end-customer and the inherent economic and product advantages.

Because of our strategy to focus on speed to market, we are selective in the business model which we choose to use to commercialize products.  As product applications pass through our business tests and we shift from FUTURES development to FOCUSED execution, we ensure that our chosen business model for a product maximizes value for shareholders by efficiently extracting the most lucrative part of the value chain.  Where we can use third party capabilities to expedite the commercialization of our products without giving up too much of the value chain in the process, we will seek to do so.  Therefore, our FUTURES development may take the following forms:

(i)

joint product development commercialized in partnership, resulting in Version sales and a share of product income.  See “Joint or Sole Product Development”;

(ii)

sole product development commercialized by us through our own sales and marketing, distributorships or licensing.  See “Joint or Sole Product Development”; and

(iii)

joint product development resulting in Version sales to our partner who produces and markets an end product.  See "Version Marketing and Sales".

Joint or Sole Product Development

General

Product development begins with the identification and screening of a product as described above. For those products that pass our screening tests, we then engineer, produce and test the targeted product to determine whether it meets our original screening hypothesis.  At the same time, we evaluate the market potential and production, marketing and distribution strategy for the product.  Assuming that the product passes these tests, we proceed with its commercialization.

We frequently undertake these activities by ourselves or in concert with others.  These are highly specialized activities that involve specialized chemical knowledge as well as specialized composite engineering and production knowledge.  Our decision to work alone or with others is driven primarily by the specific expertise required for the application being developed.

Product Development Status

We currently have a number of products under active development including the following that have been publicly disclosed:

•

conveyor system rollers (VRoll);

•

building soffits and siding; and

•

construction grout piping.

We anticipate that our development activities for the products listed above will be completed during the course of 2006, at which time we will decide whether to proceed with commercialization of any of the products.

Version Marketing and Sales

General

Securing a new Version customer starts with us engineering their product in a Version-based composite and then assisting in production switch-over.  This process includes engineering production dies and training production staff to efficiently produce a cheaper and better end-product.  Our strategy requires an important investment in engineering and technical staff to ensure seamless and efficient customer switch-overs.

Composite products are made in three main platforms – filament winding, pultrusion and moulding.  While we believe that composite manufacturers in each platform present potential for use of our Version resin, our focus to date has largely been in the pultrusion sector.

Pultruded products enjoy wide acceptance within numerous industries, including, but not limited to, construction, water treatment and water cooling towers, electrical equipment, automotive, civil engineering and infrastructure.  A few specific examples of pultruded products include reinforcement bars for concrete structures, bridge decks, electrical transmission line components, transformers, I-beams and ladders.

Market Barriers

New entrants to the resin market place must overcome numerous barriers.

All composite production technologies are highly specialized.  Major composite manufacturers are relatively few in number, widely dispersed geographically and not easily accessed through typical market channels.  Access to these customers requires personal recognition, integrity and a sophisticated understanding of the factors that influence the processing method and the industry.  We believe our personnel's significant experience within this industry enable them to approach key composite manufacturers with a high degree of credibility.  New entrants to the composite resin market will need to establish a high level of credibility with decision makers in order to gain access to this market.

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

In the future, as environmental regulation becomes increasingly onerous, industry participants that do not have the resources to advance their product offering through research and development may be forced from the marketplace. The elimination of resins that contain HAPs, including styrene and other VOCs, will present a barrier to entry for new participants and may negatively impact the competitiveness of existing participants.

Competitive Conditions

The resin industry can be segmented into three broad categories of competition: divisions of multinational conglomerates; diversified mid-sized producers and numerous specialized regional companies.  Market share is relatively fragmented with no single manufacturer holding a dominant position.

The multinationals and mid-size producers can offer anywhere from 10 to 50 competing product formulations. Customers select their resins from these standard products and either use them directly or modify them for use in their process.  In many cases, the competitive resin formulations are interchangeable between suppliers, resulting in "commodity" purchasing practices based on price.  Only a small number of resin formulations, specifically in the (relatively small) corrosion equipment fabrication market, are recognized and purchased on the basis of brand names.

For products made using the pultrusion and filament winding platforms, the major competitors to our Version resins include any of the traditional thermoset resins: polyester, vinyl-ester and epoxy.  Polyesters have generally good physical properties and can be used in a wide variety of applications.  Their major limitation is that they are somewhat brittle materials and have relatively poor strength properties.  Vinyl-ester and epoxy resins are generally stronger, and give improved properties of shear and transverse strength, compared to polyester.  Typical vinyl-ester and epoxy pricing is significantly higher than the cost of polyester materials.

The last decade has seen a consolidation in the composite resin supply industry.  The number of resin suppliers has declined dramatically as larger companies have acquired smaller companies.  Consequently, fewer resin formulations are currently available compared to a decade ago.

Industrial composite resins are marketed either directly to major customers or through distributors.  Direct sales are generally based on year-to-year contracts, negotiated directly with the customer.  Distribution sales are generally based on standard price lists, although discounts and rebates may be applied for larger customers.

In general, in-depth technical service to the resin user is provided directly by the resin manufacturer, who is also able to support research and development departments in varying sizes.  We believe a significant threat to our business success may come from the research and development arms of multinational chemical companies, which have significant resources, both financial and technical, and are in a position to evaluate the scope and potential of the marketplace.

Manufacturing and Distribution

As part of the establishment of our leased 5,200 square metre (56,000 square foot) Calgary production facility, we have installed ample storage, blending and mixing equipment to supply Version resin to our RStandard production process and provide bulk Version resin supply to our Version resin customers.

We do not believe that blending and selling resin compounds is subject to any seasonal cycles or disruptions.  Most of the raw material chemicals used to manufacture thermoset resins are commodities with pricing directly dependent on supply, demand and the cost of the underlying raw materials, in particular, the petroleum industry.  These raw material chemicals are available from a number of suppliers worldwide.  Currently, we source the chemicals to produce our Version resins on the open market.  Consequently, we are susceptible to market price fluctuations.  Any increase in the price of these underlying chemicals tends to affect all resin manufacturers equally.

IV

INTELLECTUAL PROPERTY

Our intellectual property is critical to our business.  We protect our intellectual property using a combination of patent protection, trademarks, non-disclosure agreements and physical security measures.  Our intellectual property includes the formulation of our Version resins, our proprietary product designs (i.e., the modular design of our RStandard product line) and our proprietary production equipment and processes (i.e., our RStandard filament winding technology).

Patent Applications and Patents

We generally seek intellectual property protection by applying for patents in Canada, the United States and other countries, either directly or by way of a PCT Application.  The PCT Application process gives us the opportunity to have patent coverage on a global basis in over 120 member countries and allows us to maintain priority dates for filing, yet it offsets into the future, the need to select specific jurisdictions where protection will be required.  Maintaining priority filing dates with a PCT Application means the patent commencement date in the individual member jurisdictions later selected by us reverts back to the date of our original patent application  in Canada or the United States, as applicable.  This patent application process provides us with maximum flexibility during the formative stages of our new technologies.

The patent for our original Version resin system was applied for both in Canada and the United States at the same time.  A US Patent with respect to "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" has been issued under United States Patent No. 6,420,493 B1.  The Canadian Patent is pending and a Patent covering the European Community has been approved with issuance pending.

We have filed additional patent applications in respect of additional resin systems, filament winding technology and related line equipment technology.  We will continue to file PCT Applications as warranted and will make country selections within the parameters of the PCT process when we identify market demand.

Trademarks

We have obtained trademark registration from the Canadian Intellectual Property Office, the United States Patent and Trademark Office, and the European Community Trademarks Office for Version used in association with synthetic resins for use in the manufacture of moulding compounds.

We have been awarded additional trademarks for various composite products such as RStandard, RSeal and VRoll. In addition, we have applied for trademark and logo mark protection to cover various marketing slogans and phrases.  As we develop further products, additional trademarks will be filed as warranted to protect our various interests.

Confidentiality and Security

In addition to our patent and trademark applications, we have taken steps to preserve our related intellectual property, including know how and trade secrets, by adhering to a Confidentiality and Non-Disclosure Policy.  The policy provides that we enter into confidentiality agreements with all of our employees, directors, officers and consultants.  The policy also provides that we enter into comprehensive non-disclosure agreements with all parties testing or working with our Version resin system, our RStandard production facility and our other proprietary products.  We also take physical security precautions in respect of our Version resin formulations and product designs.

RISK FACTORS

An investment in our securities involves a high degree of risk and should be considered speculative.  You should carefully consider the risks and uncertainties described below, as well as other information contained or incorporated by reference in this Annual Information Form, before making any investment.  The risks and uncertainties below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial could turn out to be material and may adversely affect our business.  If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our Common Shares could decline.

Risks Related to Our Financial Condition

Our audited consolidated financial statements for the fiscal year ended December 31, 2005 have been prepared on a "going concern basis".

Our audited consolidated financial statements for the fiscal year ended December 31, 2005, in respect of which this Annual Information Form has been prepared, have been prepared on a "going concern basis", which is described more fully in note 1 of the consolidated financial statements.  In accordance with GAAP, and based upon key factors listed herein, we believe such a note in our consolidated financial statements is appropriate and our independent auditors agree.

The application of "going concern" depends upon our ability to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.  To date, we have not recorded a profit from operations and have derived virtually all of our working capital from the sale of our securities.  We have experienced erratic revenue trends over the course of our history and, at times, deficiencies in working capital.  Our business also faces many known and unknown risks, including those described in this Annual Information Form that could hinder our ability to continue as a going concern.

We will require additional financing.

In October 2005, we completed a private placement of $25 million principal amount of Debentures, which proceeds are being used to finance capital expenditures, costs related to commissioning of our production facilities and general corporate operating costs.  These funds will be required to fund our operations, including our business development, sales and marketing, and administrative activities until we achieve levels of production, revenue and cash-flow sufficient to fund our operating costs.

However, in order to expand our manufacturing capacity and accelerate our growth objectives, we will need to raise additional funds from lenders and equity markets in the future.  We may be unable to raise additional capital on commercially reasonable terms to finance our growth.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

Risks Related to Our Business

We have a history of losses and we cannot provide assurance that we will operate profitably in the future.

We have a limited operating history.  We are in the commercialization stage of our RStandard and Version resin products and are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability, and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our administration, business development and marketing activities may be financed by revenues from operations instead of outside financing.  Future revenues may be insufficient to generate the required funds to continue such administration, business development and marketing activities.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets, and we may lose current customers and fail to attract new customers.

We may not be able to compete successfully against current and future competitors.  The market for composite products and non-composite alternative products is highly competitive.  The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market.  We compete with substantially larger companies whose products are proven and well established in the marketplace.  Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, sales, marketing, technical and other resources than we do.  Our competitors may enter into strategic or commercial relationships on terms that increase their competitiveness.  Additionally, our competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines which we market and distribute.  These competitive pressures may restrict our target markets, reduce our market share, require us to drop sales prices and require that we curtail or abandon our products.  Any of these would result in reduced operating margins and limit our ability to compete effectively and generate additional revenues.

Our products may not be accepted by our potential customers.

Our products are new to an established and conservative market.  While we have received numerous serious inquiries about our products and technology, there can be no assurance that we will be able to profit from the development or manufacture of our products as planned, or that we will be successful in completing sales of our products to our potential customers.  Our ability to successfully commercialize our products will depend in part on the acceptance of our products by our potential customers.  Most of our customers will be in a testing or preliminary stage of utilizing our products and may encounter delays or other problems in the introduction of our products.  We can not predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of our products.  In addition, our customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate our products.  The failure of customers to purchase our products or delays in product acceptance or implementations would have a material adverse effect on our business, results of operations and financial condition.  Any unfavourable publicity concerning us or any of our products could have an adverse effect on our ability to achieve customer acceptance and to commercialize our products, which could have a material adverse effect on our business, results of operations and financial condition.

Delays in reaching adequate rates and efficiencies in production could impair the profitability of our products.

Our ability to produce products that are cost effective depends on reaching efficient production levels.  In addition, our production process results in the wasting of materials and supplies which must be minimized to produce cost-effective products.  The failure to reach adequate production levels and efficiencies would impair our ability to profitably market our products and would have a material adverse effect on our business, results of operation and financial condition.

We cannot control the cost of our raw materials.

Our principal raw materials are glass fibres and chemicals.  The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, chemical feed stocks, market demand and freight costs. The prices for these raw materials have varied significantly and may vary significantly in the future.  We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

We depend upon senior management and key personnel.  Any loss of their services could negatively affect our business.  Our failure to retain and attract such personnel could harm our business, operations and product development efforts.

Our success depends, to a significant extent, on the performance of a number of our senior officers and other key employees.  We do not anticipate having key person insurance in place in respect of any of our senior officers or other personnel.  To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.  The loss of the services of key persons could have a material adverse effect on our business, financial condition and results of operations.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales, and technical customer support personnel. Competition for personnel in all these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the continued growth in our business.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Interruptions of supplies from our key suppliers may affect our results of operations and financial performance.

Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales.  We use a limited number of sources for most of the raw materials that we use.  We do not have long-term or volume purchase agreements with most of our suppliers, and may have limited options in the short-term for alternative supply if these suppliers fail, for any reason including their business failure or financial difficulties, to continue to supply us with materials or components. Moreover, identifying and accessing alternative sources may increase our costs.

The concentration of some of our production assets exposes us to risks of loss of significant production from a single event.

The majority of our production is generated from central manufacturing facilities.  Any single event causing an interruption to these operations could result in the loss of production and materially affect our results of operation. We carry insurance to compensate us for physical damage arising from most circumstances including certain boiler and machinery coverage.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks.  We cannot determine whether future patent or trademark applications will be granted.  Our current intellectual property or any future intellectual property that we may develop could be challenged, invalidated or circumvented and may not necessarily provide us with any competitive advantage.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements, which may be inadequate to deter infringement or misappropriation.  We may be unable to detect the unauthorized use of our intellectual property.

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

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others.  Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims we could incur substantial costs and our management resources could be diverted.

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

Growth in our business and operational activities may strain our human and productive resources.  This, in turn, will require us to continue to implement and improve our internal processes, systems and controls and to hire, train and manage new employees.  We may be unable to manage such growth effectively, which could have a material adverse impact on our business, operations and prospects. Our management, personnel or systems may be inadequate to support our operations, and we may be unable to achieve the increased levels of revenue required to offset increased levels of operating expenses associated with this growth.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive. If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our performance will depend, in part, on our ability to enhance our existing products, develop new proprietary technology that addresses the sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of technology entails significant technical and business risks. If we are unsuccessful in using new technologies effectively or adapting our products to customer requirements or emerging industry standards, we may lose market share and our revenues may decline.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable or even obsolete over time.

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

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products or lawsuits, and would be detrimental, perhaps materially, to our market reputation. Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  Our products and the products incorporated from third parties are not error free. Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which we might consider minor may be considered serious by our customers.  If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

Government regulation and environmental considerations could delay or prevent product offerings, resulting in decreased revenues.

The composite industry is presently under intense scrutiny due to its production of harmful "greenhouse" gases, VOCs and HAPs. The EPA in the United States has established a regulatory regime that has targeted airborne emissions of styrene, toluene, xylene, methyl, methacrylate and methylene chloride in the reinforced plastics industry.  The EPA monitors and regulates the size level of HAPs and VOCs as well as companies' abilities to enact the expensive environmental controls that may be mandated by the EPA.  As a consequence of this regulation, the production capabilities of companies in the composite industry are presently curtailed due to the restrictive quotas placed on the amount of toxic resins that may be purchased for the production of reinforced plastics.  We believe our resins to be free of VOCs and HAPs, and further believe that we are in compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products will always be free of all VOCs, HAPs or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.  However, due to the increasing concern for the integrity of the environment, it is possible that laws and regulations may be adopted with respect to the environment or the transportation of goods which may impose additional burdens on companies conducting business related to the composite industry, and thus increase our cost of doing business.  We cannot provide assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities. Our business activities are conducted primarily in U.S. and Canadian dollars and our assets and liabilities are denominated primarily in Canadian dollars.  A substantial portion of our sales and most of our raw material purchases are denominated in U.S. dollars, while most of our administrative costs are denominated in Canadian dollars.  As a result, changes in the exchange rate between these two currencies could negatively impact our profitability and our financial position.

Expansion into the United States and other markets outside of Canada could strain our financial position.

We intend to invest significant financial and managerial resources to expand our sales and marketing operations into the United States and other foreign countries.  Should we find it necessary to do so, opening new offices in the United States and abroad, and hiring new personnel for such offices could significantly increase our costs without a corresponding increase in revenues.  We must devote substantial resources into our operations in order to succeed in the international markets.

Dependence on our third party licensees.

A key element to our international market strategy is to license our RStandard technology to companies selected for their presence and capability in targeted regional markets.  Examples of this are our license and supply agreement dated April 30, 2005 with AUS of Sydney, Australia, to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand and our cooperation and initial purchase agreement dated August 27, 2005 with Far-East and SCCEPS to introduce and supply our RStandard modular composite utility poles to China.  There is no assurance that AUS, Far-East and SCCEPS or any future licensees or international partners will be able to successfully sell our RStandard poles such that we will earn royalty income or income from the supply of raw materials to them to produce our RStandard poles.

Risks associated with our and our licensees’ international operations may have a material adverse effect on our business, results of operations and our financial condition.

We are directly or through licensees pursuing international business opportunities, including in China, Australia and New Zealand, and certain European Union countries.  Sales by us or through our licensees to international customers are subject to a number of risks and uncertainties including, but not limited to, complications in both compliance with and unexpected changes in foreign government laws, regulations and standards, import and export license requirements, tariffs and other trade barriers, potential adverse tax consequences, fluctuations in currency exchange rates, exchange controls, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations, potential political and economic instability, events of international terrorism, uncertainties of laws and enforcement relating to protection of property rights including intellectual property rights, unauthorized copying of our proprietary technologies, uncertainties in local commercial practices, uncertainties in local accepted business practices and standards which may not be similar to accepted business practices and standards in Canada and which may create unforeseen business or public relations situations, and other risk factors depending on the country involved.  There can be no assurance that these factors will not be experienced by us, our licensees or our partners in the future or that they will not have a material adverse effect on our business, results of operations and our financial condition.

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

We are responsible for the indemnification of our officers and directors.

Our corporate by-laws provide that we shall indemnify our directors and officers under certain circumstances, against all costs, charges and expenses including, without limitation, legal fees and amounts paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any action or proceeding in which any of the them is made a party by reason of them being or having been a director or officer of us.  The indemnification of our directors and officers could result in substantial expenditures, which we may be unable to recoup.

Risks Related to Our Securities

There may be volatility in our share price.

The market price for our Common Shares could be subject to wide fluctuations.  Factors such as announcements of quarterly variations in operating results, technological innovations or the introduction of new products by our competitors, as well as market conditions in the industries in which we operate, may have a significant impact on the market price of our Common Shares.  The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

We do not anticipate paying dividends in the foreseeable future.

We have not paid dividends on our Common Shares and do not anticipate paying such dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (the "Preferred Shares").  The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of our shares.

Common Shares

Except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend at and to vote at all meetings of our shareholders.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends if, as, and when declared by our directors.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to share equally in our remaining property upon our liquidation, dissolution or winding-up.

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

Unsecured Convertible Debentures

On October 6, 2005, we completed the private placement of $25,000,000 principal amount of unsecured convertible debentures (the "Debentures") due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually on June 30 and December 31 of each year (each an "Interest Payment Date").  The principal amount of the Debentures is convertible at the holder's option into Common Shares at a conversion price of $2.90 per share at any time prior to the close of business on the earlier of October 6, 2010 and the business day immediately preceding the date specified by us for redemption of the Debentures. The holder of a Debenture surrendered for conversion on this basis shall not be entitled to receive accrued and unpaid interest in respect thereof for the period up to the date of conversion from the date of the latest Interest Payment Date.  The Debentures are redeemable by us, in whole or from time to time in part, at any time after October 6, 2007, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, provided that the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given exceeds $3.63. On redemption or maturity, we may, at our option, on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy our obligation to repay the principal amount of the Debentures by issuing and delivering that number of freely tradeable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or maturity, as the case may be.  Upon a change of control involving the acquisition of voting control or direction over 66 2/3% or more of the issued and outstanding Common Shares, we will be required to make an offer to purchase the Debentures then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

MARKET FOR SECURITIES

Our Common Shares are listed for trading on the TSX under the symbol "RS". On December 20, 2005, our Common Shares were listed and posted for trading on the TSX and delisted from the TSX Venture Exchange. The price ranges and volume traded (on the TSX Venture Exchange until December 20, 2005 and on the TSX following December 20, 2005) during each month of 2005 is set forth below.

2005	High	Low	Volume
January	1.49	0.77	4,514,400
February	1.58	1.16	4,190,600
March	1.59	1.11	1,532,500
April	1.50	1.18	1,450,000
May	1.65	1.39	3,217,600
June	1.50	1.31	2,366,300
July	1.48	1.40	1,797,100
August	2.05	1.46	5,999,600
September	2.91	2.03	8,803,100
October	2.76	2.15	3,673,700
November	2.63	2.35	3,715,300
December	2.61	2.25	1,756,113

Our Common Shares are also quoted in the United States on the Over The Counter Bulletin Board Market under the trading symbol "RSSYF". The price ranges and volume traded on the Over The Counter Bulletin Board Market during each month of 2005 is set forth below.

2005	High	Low	Volume
January	1.21	0.62	3,074,300
February	1.27	0.92	1,032,800
March	1.27	0.93	1,180,200
April	1.20	0.93	791,400
May	1.31	1.12	1,200,800
June	1.23	1.07	679,100
July	1.22	1.12	644,700
August	1.73	1.16	5,336,900
September	2.47	1.70	6,819,942
October	2.43	1.81	3,160,602
November	2.22	2.01	1,445,850
December	2.25	1.95	1,690,410

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

HUMAN RESOURCES

We had 141 full-time employees at December 31, 2005, 77 of which were located in Calgary, Alberta, 64 of which were located in Edmonton, Alberta and the remainder in other locations.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information in respect of our directors and executive officers.

Name, Province and Country of Residence	Positions and Offices Held with RS	Principal Occupations During the Five Preceding Years	Period of Service as Director
Gregory S. Pendura Alberta, Canada	Chairman, President and Chief Executive Officer and Director	Chairman (since December 2004), President and Chief Executive Officer (since July 2001) of RS. Executive Vice President of RS from September 1998 to July 2001.	September 1998 to present
Dwayne D. Hunka (2) Alberta, Canada	Director	Senior officer of Waiward Steel Ltd. (a private steel fabrication company) since 1978.	September 1998 to present
Zsolt J. Feketekuty (1) Alberta, Canada	Director	Chartered Accountant and President of Z.J. Feketekuty P.C. (a professional corporation that provides accounting services) since 1986.	February 2004 to present
David A. Williams (1)(2) Ontario, Canada	Director	President of Roxborough Holdings Limited (a private investment company) since February 1995.	December 2004 to present
William J. Demcoe (1)(2) Alberta, Canada	Director

President of Willbren and Company Ltd. (a private management advisory, interim executive and investment company) since 1992.  Managing Director of the General Partner of the Beckwith Farm Limited Partnership and the Bald Mountains Limited Partnership. Interim Head of Electric Power Department for AltaGas Services Inc. from January to September 2002.  Vice President Accounting (interim appointment) of Aquila Networks (B.C.) Ltd. a subsidiary of a United States public company from December 2002 to November 2003.

December 2004 to present
Paul B. Giannelia Alberta, Canada	Chief Executive Officer of RS Technologies, a division of RS	Chief Executive Officer of RS Technologies, a division of RS, since January 2004. From August 1977 to October 2003, President and Chief Executive Officer of SCI Group of Companies (a private infrastructure company).	-
Robert I. Schaefer Alberta, Canada	Chief Financial Officer and Corporate Secretary	Chief Financial Officer (since August 2005) and Corporate Secretary (since December 2005) of RS. Vice President, Business Development with ENMAX Corporation (an electricity transmission, distribution and energy supply and services company) from January 2004 to May 2005. Vice President, Marketing and Development of Mirant Corporation (a merchant power and natural gas company) from June 2000 to September 2003. Acting Chief Financial Officer and Vice President, Transportation and Business Development of Pan-Alberta Gas (a natural gas export company) from July 1998 to June 2000.	-
Cheryl Fitzpatrick Alberta, Canada	Senior Vice President, Sales and Marketing of RS Technologies, a division of RS	Senior Vice President, Sales and Marketing of RS Technologies, a division of RS, since February 2006. Vice President, Customer Service of Shell Chemicals Americas Inc. (a chemicals company) from February 2004 to February 2006. Director Technology Services, TELUS Communications Inc. (a telecommunications company) from June 2001 to December 2003 and prior thereto, General Manager/Director – Business Solutions Customer Care at Telus Communications Inc. from 2000 to 2001.	-
Scott Terhune Alberta, Canada	Senior Vice President, Production of RS Technologies, a division of RS	Senior Vice President, Production of RS Technologies since October 2005. Operations and Customer Service Manager, Amitech USA (a fibreglass pipe manufacturer) from March 2004 to May 2005. Western District Sales and Production Manager, Ameron International (a fibreglass pipe manufacturer) from January 2003 to March 2004. Operations and Product Manager, George Fischer Sloane, Inc. (a thermoplastic pipe manufacturer) from March 1999 to October 2002.	-
Mark W. Warren Alberta, Canada	Chief Technology Officer of RS Technologies, a division of RS	Chief Technology Officer of RS Technologies, a division of RS, since October 2006 and Vice President, Technical of RS Technologies since June 2003. From June 2000 to June 2003, Project Manager with Aecon Infrastructure Inc. (a private construction/infrastructure company).	-

Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Compensation, Nominating and Corporate Governance Committee.

As at March 30, 2006, our directors and executive officers as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 947,921 Common Shares, representing approximately 1.1% of the outstanding Common Shares.

The term of office of each of our directors expires at our next annual meeting of shareholders.

Governance of the Corporation

Our Board of Directors is responsible for our governance. They have established the following committees:

Audit Committee. The Audit Committee has, as it mandate, the responsibility for assisting our Board oversight of: (i) the integrity of our financial statements and the audits thereof; (ii) our accounting and financial reporting processes; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our external auditor; and (v) the performance of our external auditor and internal audit function.

Compensation, Nominating and Corporate Governance Committee. The Compensation, Nominating and Corporate Governance Committee has, as its mandate, the responsibility for: (i) reviewing matters relating to the human resource policies and compensation of our directors, officers and employees in the context of the budget and business plan of our company and formulating and making recommendations to our Board in respect of compensation issues relating to our directors, officers and, to the extent determined appropriate, our employees; (ii) recommending suitable candidates as nominees for election or appointment as directors, recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for our directors; and (iii) developing the approach of our company to matters concerning corporate governance and, from time to time, reviewing and making recommendations to our Board as to such matters.

AUDIT COMMITTEE INFORMATION

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

Mr. Demcoe has been President of Willbren and Company Ltd. (a private management advisory, interim executive and investment company) since 1992. He is also Managing Director of the Beckwith Farm Limited Partnership and the Bald Mountains Limited Partnership. He is currently a director of PetroGlobe Inc., a public company. He has been the senior financial executive of several companies including two listed on the Toronto Stock Exchange. He has provided senior level financing, acquisition and strategic advice to a variety of clients and has been recognized as an "independent financial expert" by the Alberta Energy and Utilities Board (2001). Mr. Demcoe was interim Head of Electric Power Department for AltaGas Services Inc. from January to September 2002. Mr. Demcoe was Vice President Accounting (interim appointment) of Aquila Networks Canada a subsidiary of a United States public company from December 2002 to November 2003. He is a graduate of Ryerson Polytechnical Institute (1969) in Business Administration and received his Master of Business Administration (Finance) from the University of Chicago in 1971. Mr. Demcoe has been a member of the Institute of Chartered Accountants of Alberta since 1975.

David A. Williams, Toronto, Ontario	Yes	Yes

Mr. Williams has been the owner and President of Roxborough Holdings Limited, a private investment company, since February 1995. From 1969 to 1994, Mr. Williams held senior management positions with Beutel Goodman Company, a large Canadian institutional money management company. Mr. Williams is currently a director of the following public companies: Western Silver Corp., Metro One Telecommunications Inc., Bennett Environmental Inc., Roador Industries Inc. and Calvalley Petroleum Inc.. Mr. Williams received a Bachelors degree in Business from Bishops University in 1963 and a Masters of Business Administration from Queen's University in 1964.

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

Pre-Approval of Policies and Procedures

Under the Audit Committee Charter, the Audit Committee is required to pre-approve or approve (if pre-approval is not required by law) the appointment of the external auditor to provide any audit service or non-prohibited non-audit service to us and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the external auditor. The Audit Committee may delegate this ability to one or more of its members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management and must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to us by KPMG LLP and in such case, only with the prior approval of the Audit Committee.

External Auditor Service Fees

The following table sets forth the audit service fees billed by our external auditor, KPMG LLP, for the periods indicated:

Audit Fees
Fiscal Year ended December 31, 2005	$577,918	Audit of consolidated financial statements
Fiscal Year ended December 31, 2004	$389,000	Audit of consolidated financial statements

Audit – Related Fees
Fiscal Year ended December 31, 2005	$Nil
Fiscal Year ended December 31, 2004	$Nil

Tax Fees
Fiscal Year ended December 31, 2005	$1,164	Planning and tax compliance
Fiscal Year ended December 31, 2004	$1,167	Planning and tax compliance

All Other Fees
Fiscal Year ended December 31, 2005	$39,000	Consultations regarding Sarbanes-Oxley S. 404 compliance.
Fiscal Year ended December 31, 2004	$61,000	Consultations regarding Sarbanes-Oxley S. 404 compliance.

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

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar of our Common Shares and Debentures and is the trustee of the Debentures. The registers of transfers of our Common Shares and Debentures are located in Toronto, Ontario and Calgary, Alberta.

MATERIAL CONTRACTS

Other than contracts which we entered into in the ordinary course of business, the only contracts that are material to us and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and which are still in effect are:

the Technology Transfer Agreement and Cost Sharing Agreement referred to under "Corporate Structure"; and

the trust indenture dated as of October 6, 2005 between us and Computershare Trust Company of Canada providing for the issue of the $25 million principal amount of Debentures on October 6, 2005 referred to under "Description of Capital Structure – Unsecured Convertible Debentures ".

ESCROWED SECURITIES

To our knowledge, none of our securities are held in escrow or are subject to a pooling agreement.

PRIOR SALES

Other than the $25 million principal amount  of Debentures, the terms of which are disclosed under "Description of Capital Structure – Unsecured Convertible Debentures", there is no class of our securities that is outstanding but not listed or quoted on a marketplace.

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

KPMG LLP, Chartered Accountants, have performed the external audit of our consolidated financial statements for the fiscal year ended December 31, 2005. As of the date of this report, KPMG LLP and the partners of KPMG LLP do not hold any registered or beneficial ownership directly or indirectly in the securities of the Corporation or its associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including our directors' and officers' remuneration and indebtedness, principal holders of our securities and our securities authorized for issuance under equity compensation plans is contained in our information circular for our annual general meeting of shareholders to be held on May 30, 2006. Additional financial information is provided in our consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2005.

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

SCHEDULE "A"

RESIN SYSTEMS INC.

AUDIT COMMITTEE

MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Resin Systems Inc. ("RS" or the "Corporation") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1.

to assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of RS and related matters;

2.

to provide better communication between directors and external auditors;

3.

to enhance the external auditor's independence;

4.

to increase the credibility and objectivity of financial reports; and

5.

to strengthen the role of the independent directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) directors of RS or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 – Audit Committees "MI 52-110") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.  "Independent" generally means free from any business or other direct or indirect material relationship with RS that could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment.

2. The Board may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.  Being "financially literate" means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the RS's financial statements.

4. At least one member of the Committee must be an "Audit Committee Financial Expert".  "Audit Committee Financial Expert" means a person who has the following attributes:

(a)

an understanding of generally accepted accounting principles and financial statements;

(b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by RS's financial statements, or experience actively supervising one or more persons engaged in such activities;

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

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to RS's internal control systems:

•

identifying, monitoring and mitigating business risks; and

•

ensuring compliance with legal, ethical and regulatory requirements.

3.Review the annual and interim financial statements of RS and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval.  The process should include but not be limited to:

•

reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

•

reviewing significant accruals or other estimates;

•

reviewing accounting treatment of unusual or non-recurring transactions;

•

ascertaining compliance with covenants under loan agreements;

•

reviewing disclosure requirements for commitments and contingencies;

•

reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•

reviewing unresolved differences between management and the external auditors; and

•

obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses and other offering documents, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of RS's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. Review and approve the disclosure of audit committee information required to be included in the AIF of the Corporation prior to its filing with regulatory authorities.

6. Meet privately with the external auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to RS or the external auditor, including:

all critical accounting policies and practices to be used by RS;

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934.

7. With respect to the appointment of external auditors by the Board:

•

recommend to the Board the external auditors to be nominated;

•

recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;

•

on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and ensure that the external auditors are in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the external auditors have complied with applicable laws with the rotation of certain members of the audit engagement team;

•

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

•

review and pre-approve or approve (if pre-approval is not required by law) the appointment of the external auditor to provide any audit service or non-audit service to RS or its subsidiaries and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-audit services by the external auditor.  The Committee may delegate this ability to one or more members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting.  The Committee shall consider the impact on the independence of the external auditors of any non-audit services to be provided to RS or its subsidiaries by such auditors.

8. Review with external auditors (and internal auditor if one is appointed by RS) their assessment of the internal controls of RS, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses.  The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of RS and its subsidiaries.

9. Review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of RS's internal control over financial reporting which are reasonably likely to adversely affect RS's ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in RS's internal control over financial reporting.

10. Review the adequacy of the internal controls that have been adopted by RS to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies.

11. Review the controls and procedures that have been adopted to confirm that material information about RS and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from RS's financial statements and periodically assess the adequacy of these procedures.

12. Establish a procedure for:

•

the receipt, retention and treatment of complaints received by RS regarding accounting, internal accounting controls or auditing matters; and

•

the confidential, anonymous submission by employees of RS of concerns regarding questionable accounting or auditing matters.

13. Review and approve RS's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of RS.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation.  The external auditors shall be required to report directly to the Committee.  The Committee will also have the authority to investigate any financial activity of RS.  All employees of RS are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of RS without any further approval of the Board.

Meetings and Administrative Matters

At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee will be taken.  The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director.  The Board may fill vacancies on the Committee by appointment from among its members.  If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as two (2) members remain on the Committee.  Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

The following discussion of the financial condition and results of operations of Resin Systems Inc. (“RS” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the Annual Information Form of the Company dated March 30, 2006. The information in this document is provided as of March 30, 2006.

Overview

We are composite product innovators. We engineer advanced composite products for large-scale industrial markets. These products replace what historically have been made with the traditional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and our proprietary Version™ polyurethane resin system.

Our business strategy is to continually seek out future business opportunities in our realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass our business tests – the RStandard™ product line being an example.

The Company’s vision is to be the world’s leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

Special Note Regarding Forward Looking Information

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company's ability to raise capital on acceptable terms when needed; the Company's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which the Company operates; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials and the cost of such raw materials; the Company's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2005 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

2005 was a year of significant accomplishments that saw the transition of the Company’s patented RStandard utility poles from a potential business opportunity to a commercial reality.  In short, RS has achieved what no other company in the world has been able to attain with composite utility pole structures. RS’s modular technology is ground breaking and our technology delivers significant advantages over structures made with conventional materials. As a result, our utility structures are being embraced by major utility companies at an ever-increasing pace.

In addition, the Company has built considerable expertise and made significant advances towards the development of its “FUTURES” growth opportunities. In all business areas RS has seen the further development of its management team, as the Company moves into the global marketplace.

2005 has been a very exciting year with many successful accomplishments and the Company looks forward to achieving its corporate milestones throughout 2006 and beyond.

Development, Sales and Marketing

In 2005 the Company was able to move beyond its initial 30 foot distribution utility pole to successfully engineer, design, build and test the strongest class of transmission pole structures up to 135 feet in height.  RS expects to reach heights exceeding 200 feet during 2006.  At these heights, RS’s main competitor is steel, which is heavy, difficult to transport and costly to install and maintain. RStandard technology is “user friendly” compared to conventional utility structures.

In 2005, RS grew from one utility customer to over thirty, some of which are among the largest utility companies in the North American Free Trade Area (“NAFTA”).  This growth has significantly increased the Company’s exposure within the utility industry.   As a result of our technology breakthroughs, the Company has received two awards from the American Composites Manufacturers Association: the Award in Composite Excellence (ACE) is for the most creative application and innovative use of composites material and the Excellence and Innovation Award for manufacturing innovation for our filament winding process and RStandard modular design.

In 2006, the Company will continue its NAFTA market penetration by adding key NAFTA customers and increasing the number of repeat orders from existing customers.  As well, RS will build its international business by supporting its Australian and Chinese licensees and seeking additional licensees in other markets.

While RS will be aggressively pursuing its utility structure business, the Company’s focus will not veer from the “FUTURES” aspect of its business.  The main areas of development will be to continue working with pultrusion customers developing commercial product applications using Version resins in the infrastructure sectors.  The Company also plans to complete the development of its conveyor roller product and finalize its business model for commercializing this product prior to the end of the second quarter of 2006.  Several larger international mining companies have expressed interest in the product and in undertaking internal testing to evaluate the rollers.  The Company anticipates starting delivery on the previously announced EU mining conglomerate’s purchase order once its internal approval process has been completed.

Production

During the year, the Company designed and engineered its first state-of-the-art automated filament winding cell (“Cell 1”) in its new 5,200 square metre (56,000 square foot) Calgary facility.  Installation and initial testing was completed for Cell 1 with commercial production of RStandard transmission and distribution structures from Cell 1 in the fourth quarter.

At year-end, the Company was installing its second production cell (“Cell 2”) and installation and commissioning activities continued in the first quarter of 2006.

The Company’s primary focus in 2006 will be the completion of installation and commissioning of the first two production cells in Calgary, Alberta and the achievement of full and efficient production from these cells.  This, among other things, will require the hiring and training of additional production staff in order to reach a full 24 hour, five day a week production schedule on both cells.  The significance of completing the commissioning of production cell 2 is that RS will now be able to produce the base modules for all classes of utility poles beyond 120 feet in length, whereas production cell 1 was only able to cover all classes up to 120 feet in height.

RS will now be able to replicate its “template” production cells, for all future corporate and licensee facilities.  In addition, with the completion of production cell 2, RS is now able to complete the delivery of transmission utility poles in excess of 120 feet for its previously announced EU and Chinese customers.  Both of these customers will now be able to complete the testing and approval process for all classes of poles above 120 feet within their respective countries and begin ordering RStandard structures.

Financing

The Company funded its research and development projects by raising $42.6 million, net of issuance costs by way of equity and debt financings compared to $15.5 million in 2004. Following are the main financings in 2005:

In February 2005, the Company issued 8,695,582 units at a price of $1.15 per unit for gross proceeds of $10 million. Each unit consisted of one common share and one-half of one common share purchase warrant with an exercise price of $1.65 on or before August 15, 2005 and at a price of $2.00 on or before February 14, 2006.  In August, $3.8 million was raised from the issuance of common shares pursuant to the exercise of the warrants with the exercise price of $1.65.

In May 2005, the Company issued common shares pursuant to the exercise of common share purchase warrants pursuant to a private placement completed in May 2004.  This resulted in total proceeds of $4.4 million.  There were 84,278,050 common shares outstanding at December 31, 2005 with an issue value of $55,392,968.

In October 2005, the Company issued $25 million of unsecured convertible debentures due October 7, 2010, which bear interest at 8.5% per annum.

At year-end the Company had working capital of $17,699,604 and cash and cash equivalents of $17,960,303.

In February 2006, the Company received proceeds of $4.1 million when it issued common shares pursuant to the exercise of common share purchase warrants pursuant to the private placement completed February 14, 2005.  As of the date of this report, total common shares outstanding are 86,600,543 with an issue value of $60,582,996 and there are a total of 4,670,250 options outstanding.

RS is now well positioned financially to continue its commercialization process and future needs for cash will be determined by future growth opportunities.

Leadership

In all business areas RS has seen the further development of its management team to assist in the transition from a research and development company to a full-scale production and sales organization:  in August 2005, RS appointed Robert Schaefer, C.A. to the position of Chief Financial Officer; in October 2005, Scott Terhune, MBA was appointed to the position of Senior Vice President, Production; and in February 2006, Cheryl Fitzpatrick was appointed Senior Vice President, Sales and Marketing.

Selected Financial Information

	Years Ended		Four Months Ended	Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003	August 31, 2003

Product Revenues	$ 1,060,834	$ 365,686	$ 453,156	$ 268,630
Net Loss	(21,007,263)	(14,813,654)	(3,136,457)	(4,588,588)
per share	(0.26)	(0.24)	(0.07)	(0.11)
Total assets	35,518,770	9,229,248	6,913,491	5,770,897
Total long-term liabilities	15,863,637	606,362	385,274	345,425
Working capital	17,699,604	1,384,417	2,472,588	2,448,218

The Company’s revenues for 2005 were $1,060,834 compared to $365,686 in 2004, with the increase comprised primarily of a $739,086 increase in utility product sales. Resins, coatings and pultrusion revenues for 2005 were $321,748 compared to $365,686 in 2004.

Net loss for 2005 was $21,007,263 or $0.26 per share compared to $14,813,654 or $0.24 per share in 2004. The net loss for the year included a $3,357,964 (61%) increase in manufacturing start-up and product development costs and a $1,800,435 (30%) increase in general and administrative costs.  The increased costs were due to the start-up costs associated with the Calgary production facility, increased research and development costs due to the development of products for pultrusion companies, and an increase in personnel during the year.

Total assets for the year ended December 31, 2005 increased from the prior year by $26,289,522 due mainly to an increase in cash of $15,988,626 from financing activities and investment in the Calgary production facility amounting to $7,716,772.  The investment in the Calgary production facility is related to the Company’s installation of two state-of-the-art filament winding product cells.  The first cell was in production and the second cell was in the process of installation at year-end.

Long-term liabilities increased by $15,257,275 from the prior year due mainly to the debt portion of unsecured convertible debenture issued in October 2005 of $14,518,720.

Working capital has increased by $16,315,187 from the year ended December 31, 2004 due mainly to the increase of cash of $15,988,626 from financing activities.

RESULTS OF OPERATIONS

Revenues

	Years Ended		Four Months Ended	Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003	August 31, 2003

Product Revenues	$ 1,060,834	$ 365,686	$ 453,156	$ 268,630
Other Revenue	322,296	216,164	8,264	43,181
Total Revenue	$ 1,383,130	$ 581,850	$ 461,420	$ 311,811

Percent change	138%	26%	48%	-9%

The Company’s market development and sales efforts for the year focused on RStandard transmission and distribution poles and Version resin sales for pultruded products.

Revenue from product sales increased 190% compared to the prior year of 2004.  The product mix has changed from the previous periods with the major difference being a 100% increase in utility pole sales in 2005 compared to the previous year.

Other income included interest earned during the year and rental income on the land and building.  Interest income was $266,998 in 2005 compared to $87,949 in 2004 with the increase resulting from overall higher investment balances in 2005.

Operating Expenses

	Years Ended		Four Months Ended	Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003	August 31, 2003

Cost of sales	$ 988,164	$ 259,406	$ 332,981	$ 118,333
Manufacturing start-up and
product development	8,852,103	5,494,139	1,161,038	1,552,190
General and administrative	7,763,601	5,963,166	1,526,755	2,012,104
Marketing and business
development	3,013,350	1,168,990	382,243	524,196
Financing charges	962,711	29,275	3,056	38,393
Amortization of property, plant and equip.	819,570	963,578	191,804	655,183
Impairment of property, plant and equipment
and intangibles	-	1,516,950	-	-
Total Operating Expenses	$ 22,399,499	$15,395,504	$ 3,597,877	$ 4,900,399

Cost of sales

Cost of sales of $988,164 increased over the prior year by $728,758 (281%) as a result of increased product revenues.  Current product gross margins of $72,670 (7% of product revenues) are reflective of the start-up phase of the Company’s production facilities.  As production also grows and full production efficiencies are realized, the Company expects gross margins as a percentage of product revenues to grow.

Manufacturing start-up and product development

Manufacturing start-up and product development costs for 2005 increased by 61% from 2004. Manufacturing start-up costs increased by $1,680,651 due to labour and overhead costs incurred in preparing and starting up the Calgary manufacturing facility.  Product development costs increased by $979,879 due to labour and material costs incurred in the development of products with domestic and international pultrusion companies and their conversion to our Version resin system in the production of such products.

Marketing and business development

Marketing and business development expenditures increased from $1,168,990 in 2004 to $3,013,350 in 2005 due to the increased business focus on market entry and development in transmission and distribution poles and pultruded product markets.

General and administrative

General and administrative costs are higher in 2005 compared to 2004 ($7,763,601 and $5,963,166 respectively) primarily due to personnel added for the Company’s ramp-up in production.

Financing Charges

Financing charges increased by $933,436 due mainly to the debenture interest expense of $500,750 and the debenture accretion expense of $389,410 recorded in Q4 as a result of the convertible debentures issued October 7, 2005.

Liquidity and capital resources

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a “Future Operations” note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. In February 2005, the Company completed a private placement for gross proceeds of $9,999,920.  The associated transaction costs related to the private placement were $569,677. In the second quarter of 2005 the Company issued common shares pursuant to the exercise of common share purchase warrants which generated total proceeds of $4,921,771, in the third quarter of 2005 the exercise of common share purchase warrants were exercised for total proceeds of $3,780,090, and in the fourth quarter of 2005 the exercise of common share purchase warrants proceeds were $224,853.  On October 6, 2005 the Company issued $25,000,000 of unsecured convertible debentures.  The associated transaction costs related to the debentures were $1,409,338.

On February 14, 2006, the Company issued 2,066,116 common shares pursuant to the exercise of purchase warrants at an exercise price of $2.00 per share for total proceeds of $4,132,332.  These purchase warrants were originally issued pursuant to a private placement completed February 14, 2005.

Capital expenditure program

The Company will increase its investment in production capacity as needed to meet domestic and international market demand.  International demand will generally be served through joint venture licensing arrangements where the Company invests a portion of the required capital. Capital expenditures required for such expansion during the next fiscal year will be financed through proceeds from security issuances.

Contractual obligations

The Company has entered into commitments related to office leases as well as capital leases to finance office furniture and plant equipment.  The minimum rent and lease payments payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

Expected Payment Date
Obligation	2006	2007	2008	2009	2010	Thereafter	Total

Operating Leases	$ 753,159	$ 541,293	$ 496,016	$ 498,894	$ 498,894	$ 1,613,684	$ 4,401,940
Capital Leases	$ 109,256	$ 52,472	$ 22,874	Nil	Nil	Nil	$ 184,602
Equipment Commitments	$ 884,755	Nil	Nil	Nil	Nil	Nil	$ 884,755
Long term payable	$ 13,203	$ 485,060	Nil	Nil	Nil	Nil	$ 498,263
Convertible Debentures	$ 2,125,000	$ 2,125,000	$ 2,125,000	$ 2,125,000	$ 26,624,250	Nil	$ 35,124,250

In connection with the investment in Bazalt (The Company’s 49%-owned variable interest entity), each shareholder has provided Bazalt with a demand credit facility of $2,185,500 (USD$1,875,000) that may be drawn as needed by Bazalt.  The amount advanced by the Company to Bazalt as of December 31, 2005 was $874,200.  See note 3 on the consolidated financial statements.

On October 6, 2005, the Company issued $25,000,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.  The holders of the debentures have the option to convert the principal amount of the debenture into common shares after the expiry of the initial four month hold period at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the commitment date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, the Company may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

Summary of Results by Quarter

	Three months ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Product Revenue	$ 505,502	$ 245,647	$ 226,734	$ 82,951
Net Loss	(7,604,234)	(4,898,757)	(4,634,285)	(3,869,987)
Basic and diluted loss per share	(0.09)	(0.06)	(0.06)	(0.05)

	Three months ended
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Product Revenue	$ 3,077	$ 48,042	$ 113,414	$ 201,153
Net Loss	(5,792,669)	(3,392,244)	(2,743,049)	(2,885,692)
Basic and diluted loss per share	(0.08)	(0.06)	(0.05)	(0.05)

Fourth Quarter Results

Net loss for the fourth quarter of 2005 was $7,604,234 with total revenue of $505,502 compared to a loss of $4,898,757 on revenue of $245,647 in the third quarter.  Revenues increased 105% due to the increase in utility product sales.  The quarter over quarter increase in the loss is related to an increase in financing charges of $921,140 due to the debenture interest and accretion expense recorded in the fourth quarter.  Manufacturing start-up and product development costs increased $998,083 as a result of labour and material costs incurred in the development of pultrusion products.

NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Accounting Standards Board (AcSB) has issued sections:

•

1530, Comprehensive Income;

•

3855, Financial Instruments — Recognition and Measurement; and

•

3865, Hedges.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or if they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

•

financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

•

certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of “other comprehensive income”. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard. These new requirements apply to years beginning on or after October 1, 2006. The Company has not assessed the future impact of the new requirements on the financial statements of the Company at this time.

The AcSB issued Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:

•

the transaction lacks commercial substance;

•

the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•

neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or

•

the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted as of the beginning of a period beginning on or after July 1, 2005. We do not expect the adoption of this section will have any material impact on our results of operations or financial position.

Risk Factors

A discussion of our risk factors can be found in our Annual Information Form (AIF) for the fiscal year ended December 31, 2005, dated March 30, 2006.  This AIF can be found on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the December 31, 2005 Consolidated Financial Statements.

Consolidation of Variable Interest Entities

During the quarter ended September 30, 2005, the Company purchased 49% of a Polish company called Bazalt Inwestycje, (“Bazalt”).  Bazalt is a company incorporated in Poland and has purchased land and building to construct production facilities to manufacture composite products and related raw materials.  The Company has advanced Bazalt the majority of its financing.  As a result of this investment, the Company adopted the revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”.  AcG-15 provides guidance for applying consolidation principles to certain entities (defined as VIEs) that are subject to control on a basis other than ownership of voting interests.  An entity is considered a VIE when, by design, one or both of the following conditions exist:  (a) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  As a result of the Company having the exposure to the majority of the expected losses and/or expected residual returns of the VIE, AcG-15 requires the Company to consolidate the accounts of Bazalt and the consolidated financial statements of the Company include the assets, liabilities, and operations of Bazalt.

Future Operations

We are in the commercialization stage of our resin and end-product business and therefore, are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. As a result, the consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.

To date, the Company has financed its activities through the issuance of shares and debt funds from shareholders and investors, and to continue to operate as a going concern, future financing is required in order to fund operating costs as they come due. Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations, instead of outside financing.  The outcome of these matters is uncertain and cannot be predicted at this time.  Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Revenue Recognition

Revenue from product sales is recognized upon passage of title, since at that time the risk and reward of ownership has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete.  At that time, the Company has no further performance obligations other than its standard manufacturing warranty.

The Company sells nearly all its products on an “F.O.B. Plant” basis and all the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

Interest income from investments is recognized as it is earned.

Inventories

Raw materials are stated at the lower of cost and replacement cost.  Finished goods inventories are stated at the lower of cost and net realizable value.

Long-lived Assets

We perform an impairment test on long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  We estimate the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts.  The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate.  Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions.  A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.

Research and development

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

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.

The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Years Ended December 31, 2005 and 2004

RESIN SYSTEMS INC.

Management’s Report

The accompanying consolidated financial statements of Resin Systems Inc. and all of the information included in this report are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Resin Systems Inc. maintains appropriate systems of internal accounting and administrative controls.  These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board.

The financial statements have been audited by KPMG LLP, the independent auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.  KPMG LLP have full and free access to the Audit Committee.

 /s/ Greg Pendura

/s/ Robert Schafer

Greg Pendura

Robert Schaefer

President and CEO

        CFO

Edmonton, Canada

March 30, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 30, 2006

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated March 30, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 30, 2006

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

December 31,	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$17,960,303	$1,971,677
Accounts receivable	788,282	230,053
Inventories (note 5)	2,539,332	541,070
Prepaid expenses and deposits	215,505	85,328
	21,503,422	2,828,128
Restricted cash and deposits (note 4)	1,515,093	220,853
Property, plant and equipment (note 6)	11,743,562	6,180,267
Deferred financing costs (note 9)	756,693	-
	$35,518,770	$9,229,248
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,363,904	$1,379,192
Other current liabilities (note 8)	439,914	64,519
	3,803,818	1,443,711
Convertible debentures (note 9)	14,518,720	-
Other long-term liabilities (note 8)	1,344,917	606,362
	19,667,455	2,050,073
Shareholders' equity
Share capital (note 10(a))	55,392,968	36,277,404
Warrants (note 10(a))	1,021,392	1,206,987
Equity component of convertible debentures (note 9)	10,257,871	-
Contributed surplus (note 10(d))	3,009,405	2,517,842
Deficit	(53,830,321)	(32,823,058)
	15,851,315	7,179,175
Future operations (note 1)
Commitments (note 16)
Subsequent event (note 17)
	$35,518,770	$9,229,248

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”

      Signed “William Demcoe”

Director

Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

Years ended December 31,	2005	2004
Product Revenue (note 14)	$1,060,834	$365,686
Expenses
Cost of sales	988,164	259,406
Manufacturing start-up and product development	8,852,103	5,494,139
General and administrative	7,763,601	5,963,166
Marketing and business development	3,013,350	1,168,990
Amortization of property, plant and equipment	819,570	963,578
Financing charges (note 11)	962,711	29,275
Impairment of property, plant and equipment and
intangibles (notes 6 and 7)	-	1,516,950
	22,399,499	15,395,504
Loss from operations	(21,338,665)	(15,029,818)
Other income	322,296	216,164
Loss before non-controlling interests	(21,016,369)	(14,813,654)
Non-controlling interest (note 3)	9,106	-
Net loss	(21,007,263)	(14,813,654)
Deficit, beginning of period	(32,823,058)	(18,009,404)
Deficit, end of period	$(53,830,321)	$(32,823,058)
Basic and diluted loss
per common share	$(0.26)	$(0.24)
Weighted average shares outstanding	79,643,229	63,375,381

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

Years ended December 31,		2005	2004
Cash provided by (used in):
Operating:	Net loss	$(21,007,263)	$(14,813,654)
	Items which do not involve cash
	Amortization of property, plant and equipment	819,570	963,578
	Amortization of deferred financing costs (notes 9 and 11)	39,826	-
	Amortization of deferred gain on sale of property,
	plant and equipment (note 6)	(62,405)	(1,048)
	Accretion of convertible debenture (notes 9 and 11)	389,410	-
	Stock-based compensation	453,144	1,227,275
	Non-controlling interest in net loss (note 3)	(9,106)	-
	Other long-term liability (note 8)	(8,239)	43,254
	Impairment of property, plant and equipment and
	intangibles (notes 6 and 7)	-	1,516,950
	Contributed surplus (note 10(d))	(75,000)	-
	Change in non-cash operating
	working capital (note 13)	(1,509,758)	(9,975)
		(20,969,821)	(11,073,620)
Financing:	Issue of share capital	19,043,388	15,465,742
	Issue of convertible debentures	23,590,662	-
	Proceeds from (repayments of) other
	long-term liabilities	(85,238)	64,244
	Change in non-cash financing
	working capital (note 13)	500,750	1,861,431
		43,049,562	17,391,417
Investing:	Purchase of property, plant and equipment	(9,339,584)	(5,360,689)
	Proceeds on sale and leaseback of property,
	plant and equipment (note 6)	4,000,000	11,000
	Restricted cash and deposits	(1,294,240)	(148,543)
	Non-controlling interest (note 3)	9,106	-
	Change in non-cash investing
	working capital (note 13)	533,603	136,454
		(6,091,115)	(5,361,778)

Increase in cash and cash equivalents		15,988,626	956,019
Cash and cash equivalents, beginning of year		1,971,677	1,015,658
Cash and cash equivalents, end of year		$17,960,303	$1,971,677

See accompanying notes to the consolidated financial statements.

1.  Nature of operations:

Resin Systems Inc. (“RS” or the “Company”) engineers advanced composite products for large-scale industrial markets. These products replace what historically have been made with the traditional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and the Company’s proprietary Version TM patented polyurethane resin system ("Version™").

Future Operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In 2005, RS reported a net loss of $21,007,263.  At December 31, 2005, RS had positive working capital of $17,699,604 and a deficit of $53,830,321.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

2.  Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The impact of significant measurement differences between Canadian GAAP and generally accepted accounting principles in the United States of America (“U.S. GAAP”) on the consolidated financial statements is disclosed in Note 18.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables and inventories and valuation of stock-based compensation and the equity component of the convertible debentures.  Actual results could differ from those estimates.

(a)  Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its variable interest in Bazalt Inwestycje Sp. z o.o. (“Bazalt”), a variable interest entity (“VIE”) in which the Company is the primary beneficiary.  All significant inter-company balances and transactions have been eliminated.

(b)  Cash and cash equivalents:

Cash and short-term investments consist of cash in banks and deposit and short-term investments with original maturities of three months or less.

(c)  Inventories:

Raw materials are stated at the lower of cost and replacement cost and finished goods are stated at the lower of cost and net realizable value.

(d)  Property, plant and equipment:

Property, plant and equipment are stated at cost.  Equipment under construction is not amortized until it is substantially complete and ready for productive use.  Amortization is provided on a declining balance basis over the estimated useful lives as follows:

Asset	Rate
Building	4%
Equipment	20%
Furniture and fixtures	20%
Automotive	30%
Computer hardware and software	50%

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

Repairs and maintenance costs are expensed as incurred.

(e)  Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(f)  Deferred financing costs:

Deferred financing costs represent the unamortized cost of the issue of the convertible debentures.  Amortization is provided on a straight-line basis over the term of the related debentures and is included in financing charges for the year.

(g)  Research and development:

Development costs related to specific projects that in the Company’s view have a clearly defined future market are deferred and amortized on a straight-line basis commencing in the year following that in which the new development was completed.  All other research and development costs are charged to earnings in the year incurred.  Since inception, the Company has expensed all research and development costs incurred.

(h)  Revenue recognition:

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured.

(h)  Revenue recognition:

RS sells the majority of its products on a “F.O.B. Plant” basis and the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

RS has revenue that is contingent upon the customer successfully testing and approving the product.  The Company defers revenue associated with the transaction until confirmation of approvals has been received.

Rental revenue was recognized as earned.

(i)  Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not, the asset will not be realized.

(j)  Foreign currency translation:

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at the historical exchange rates and revenue and expenses are translated at the exchange rate in effect at the transaction date.

RS’s subsidiaries and variable interest entity are integrated operations and are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are translated at the exchange rate in effect at the transaction date.

(k)  Stock-based compensation plans:

RS applies the fair-value method of accounting to all stock-based compensation arrangements for both employees and non-employees.  Compensation cost of equity-classified awards to employees is measured at fair value at the grant date and is expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur.

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the year.  Diluted per share amounts are calculated using the treasury stock and if-converted methods.  The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding in-the-money stock options were exercised and that the proceeds from such exercises, including the unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.  The if-converted method assumes the conversion of convertible securities at the latter of the beginning of the reported period or issuance date, if dilutive.

     (m) Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

 3.   Bazalt acquisition:

On July 21, 2005, RS acquired 49% of the common shares of Bazalt for a cash consideration of $8,749 (24,500 Zlotys) for the purpose of commercializing composite products in Poland and conducting related research and development. On July 1, 2005, in contemplation of the above transaction, the Company and the founding shareholder each agreed to provide Bazalt with unsecured demand credit facilities of up to a maximum amount of U.S.$1,875,000 with semi-annual interest payments commencing July 1, 2007 at the U.S. dollar prime rate of a specified Canadian chartered bank.  The Company advanced $310,125 (U.S.$250,000) and $620,250 (U.S.$500,000) on July 12, 2005 and July 27, 2005, respectively, and the founding shareholder advanced $245,500 (U.S.$194,363) on May 20, 2005.

Bazalt is a variable interest entity as its total equity is not sufficient to finance its activities without the additional subordinated credit facilities provided by its shareholders.  The Company determined that it is primary beneficiary as its advances under the unsecured credit facilities have exceeded that of the founding shareholder (“non-controlling interest”) since inception.

The purchase price was allocated to net assets acquired including cash of $17,855, a deposit on property, plant and equipment of $237,473 (U.S.$194,363), an unsecured credit facility of $237,473 (U.S.$194,363) and the non-controlling interest of $9,106 (25,500 Zlotys).  The results of operations of Bazalt have been reflected in these financial statements commencing July 7, 2005.

At December 31, 2005, the financial statements include property, plant and equipment of Bazalt of $536,033 located in Poland.

4.  Restricted cash and deposits:

RS has established certain credit arrangements for purchasing equipment and services which are secured by cash of $971,276 (2004 - $150,000) held in a separate account.  In addition, the Company has classified Bazalt’s cash of $462,964 as restricted cash as all distributions require the approval of the Company and the non-controlling interest in Bazalt.

Deposits of $80,853 (2004 – $70,853) include long-term security deposits on furniture and property leases.

5.  Inventories:

December 31,	2005	2004
Raw Materials	$ 2,016,694	$ 504,934
Finished goods	522,638	36,136
	$ 2,539,332	$ 541,070

In 2005, RS wrote down inventories of $264,877 (2004 - $713,576) that were included in manufacturing start-up and product development expense.

6.  Property, plant and equipment:

2005	Cost	Accumulated amortization	Net book value
Land	$ 51,779	$ -	$ 51,779
Building	393,554	7,829	385,725
Equipment	10,206,573	1,029,815	9,176,758
Furniture and fixtures	457,682	134,824	322,858
Automotive	54,919	13,608	41,311
Computer hardware and software	1,149,661	592,015	557,646
Leasehold improvements	1,339,970	132,485	1,207,485
	$ 13,654,138	$ 1,910,576	$ 11,743,562

2004	Cost	Accumulated amortization	Net book value
Land	$ 1,801,600	$ -	$ 1,801,600
Building	1,332,020	22,127	1,309,893
Equipment	2,937,435	754,867	2,182,568
Furniture and fixtures	398,146	71,089	327,057
Automotive	21,797	2,836	18,961
Computer hardware and software	770,593	361,502	409,091
Leasehold improvements	227,777	96,680	131,097
	$ 7,489,368	$ 1,309,101	$ 6,180,267

At December 31, 2005, the equipment included assets under capital lease with a cost of $338,418 (2004 – $236,495) and accumulated amortization of $66,377 (2004 – $35,474).  At December 31, 2005, RS had production equipment under construction with a cost of $3,797,600 (2004 - $161,364) which was not subject to amortization.

In 2005, RS sold land and the related building for gross proceeds of $4,000,000 and immediately leased them back with the option to repurchase the land and building for $4,375,000 which expires on October 1, 2006. The Company realized a gain of $905,885 which has been deferred and is being recognized over the term of the ten year lease as an adjustment to lease expense.

In 2004, RS recorded an impairment of $287,936 representing the full carrying amount of one of its pieces of filament winding equipment due to technical changes in its process for production of utility poles.

7.  Intangible assets:

In 2004, RS recorded an impairment to the carrying amount of one of its pieces of filament winding equipment (note 6).  As a result, technical rights relating to the filament winding equipment were also impaired for their full carrying amount of $1,229,014.

8.  Other liabilities:

	2005	2004
Other liabilities:
Unsecured credit facility (note 3)	$ 226,550	$ -
NRC advances (a)	498,263	498,263
Capital lease obligation (b)	173,284	121,125
Deferred sale leaseback gain (c) (note 6)	843,480	-
Deferred lease inducement	43,254	51,493
Total other liabilities	$ 1,784,831	$ 670,881

Current portion:
Unsecured credit facility (note 3)	$ 226,550	$ -
NRC advances (a)	13,203	-
Capital lease obligation (b)	101,333	56,280
Deferred sale leaseback gain (c) (note 6)	90,589	-
Deferred lease inducement	8,239	8,239
Total other current liabilities	$ 439,914	$ 64,519

Long-term portion:
NRC advances (a)	$ 485,060	$ 498,263
Capital lease obligation (b)	71,951	64,845
Deferred sale leaseback gain (c) (note 6)	752,891	-
Deferred lease inducement	35,015	43,254
Total other long-term liabilities	$ 1,344,917	$ 606,362

(a) Pursuant to an agreement with the National Research Council (“NRC”), as amended, the Company received advances of $498,263 to develop its resins.  The advances of $498,263 plus a contingent 50% return on the advances of $249,132 are repayable quarterly at a rate of 1.9% of the Company’s gross revenue, as defined, for the period December 1, 2005 through November 30, 2010. If the advances of $498,263 have not been repaid by December 1, 2010, the Company is required to continue repayments of 1.9% of gross revenues until either the aggregate of the advances plus return of $747,395 is repaid or November 30, 2015.  The Company will recognize the contingent return when conditions arise that will cause it to be repayable.

(b) These capital leases are payable in equal monthly installments of $9,105 (2004 - $5,162) including interest at 6%, due October 18, 2008.

(c)  In 2005, the Company recognized $62,405 of the deferred gain.

9. Convertible debentures and deferred financing costs:

On October 6, 2005, the Company issued $25,000,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.

The holders of the debentures have the option to convert the principal amount of the debenture into common shares after the expiry of the initial four month hold period at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the commitment date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, RS may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

The debentures were bifurcated into a liability component of $14,129,310 and an equity component of $10,870,690.  The difference between the $25,000,000 due on maturity and the initial liability component is accreted and recorded as financing charges.

The financing costs related to the debentures of $1,409,338 have also been bifurcated into a liability component and an equity component on a pro-rata basis based on carrying amounts.  The liability component of $796,519 has been recorded as deferred financing costs and is being amortized over the term of the debenture with the unamortized balance at December 31, 2005 being $756,693.  The equity component of $612,819 has been netted against the equity component of the debenture.

10.  Shareholders’ equity:

(a)  Authorized and issued share capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions will be determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2003	51,830,409	$ 19,372,131	8,052,350	$ 2,726,598
Stockbased compensation - shares issued to ARC	23,818	18,811	-	-
Warrants exercised	6,881,513	8,379,690	(6,881,513)	(2,465,930)
Expired warrants	-	-	(1,170,837)	(260,668)
Issued for cash	8,272,909	8,504,334	4,136,455	1,009,512
Broker warrants attributed to share issue costs	-	-	514,739	197,475
Stock options exercised	1,500,033	787,700	-	-
Promissory notes paid	-	98,000	-	-
Share issue costs	-	(883,262)	-	-
Balance, December 31, 2005	68,508,682	$ 36,277,404	4,651,194	$ 1,206,987

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2004	68,508,682	$ 36,277,404	4,651,194	$ 1,206,987
Issued for cash(1)	8,695,582	8,367,873	4,347,791	1,632,047
Broker warrants attributed to share issue costs	-	-	501,970	348,618
Stock options exercised	1,237,467	902,450	-	-
Warrants exercised (2)(3)(4)(5)(6)	5,836,319	10,755,061	(5,836,319)	(1,828,347)
Expired warrants (3)(5)	-	-	(1,123,339)	(337,913)
Share issue costs	-	(909,820)	-	-
Balance, December 31, 2004	84,278,050	$ 55,392,968	2,541,297	$ 1,021,392

(1) On February 14, 2005, RS completed a private placement of 8,695,582 units for aggregate proceeds of $9,999,920.  Each unit consisted of one common share and one half common share purchase warrant expiring February 14, 2006.  The exercise price of the purchase warrants was $1.65 per share, if exercised on or before August 15, 2005 and $2.00 per share if exercised after August 15, 2005.

(2) In August 2005, RS issued 2,290,964 common shares pursuant to the exercise of common share purchase warrants at an exercise price of $1.65 per share for aggregate proceeds of $3,780,090.  In November 2005, RS issued an additional 17,500 common shares pursuant to the exercise of purchase warrants at an exercise price of $2.00 per share for aggregate proceeds of $35,000.  The purchase warrants were originally issued pursuant to a private placement completed February 14, 2005.

(3) In May and June 2005, RS issued 72,500 common shares pursuant to the exercise of purchase warrants at an exercise price of $1.50 per share for aggregate proceeds of $108,750.  The purchase warrants were originally issued pursuant to a private placement completed June 1, 2004.  On June 1, 2005, the remaining 457,575 purchase warrants originally issued pursuant to the private placement completed June 1, 2004 expired unexercised.

 (4) In November 2005, RS issued 65,500 common shares pursuant to the exercise of broker purchase warrants at an exercise price of $1.15 per share for aggregate proceeds of $75,325.  The broker purchase warrants were originally issued pursuant to a private placement completed June 1, 2004.

(5) On May 20, 2005, RS issued 2,940,616 common shares pursuant to the exercise of purchase warrants at an exercise price of $1.50 per share for aggregate proceeds of $4,410,924.  The purchase warrants were issued pursuant to a private placement completed May 20, 2004.  On May 20, 2005, the remaining 665,764 purchase warrants originally issued pursuant to the private placement completed May 20, 2004 expired unexercised.

(6) During 2005, RS issued 449,239 common shares pursuant to the exercise of broker purchase warrants at an exercise price of $1.15 per share for aggregate proceeds of $516,625.  The broker purchase warrants were originally issued pursuant to a private placement completed May 20, 2004.

(b) Stock based compensation:

In 2005, RS recorded $478,144 (December 31, 2004 - $1,108,464) in stock-based compensation expense to employees and non-employees.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Risk free Interest rate	Expected life of option	Expected volatility	Expected dividends
2005	3.28%	4 years	93%	nil
2004	3.51%	5 years	108%	nil

Weighted average fair value of stock options issued are as follows:

Weighted average fair value
2005	$ 1.33
2004	$ 0.35

 (c) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2003	5,205,500	$ 0.77
Granted	120,000	0.79
Exercised	(1,247,533)	0.40
Outstanding, December 31, 2004	4,077,967	0.88
Granted	210,000	1.95
Exercised	(969,967)	0.51
Transferred to non-employees	(105,000)	0.47
Outstanding, December 31, 2005	3,213,000	$ 1.07

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2003	1,390,000	$ 0.61
Granted	450,000	1.41
Exercised	(252,500)	0.75
Outstanding, December 31, 2004	1,587,500	0.81
Granted	600,000	1.27
Exercised	(267,500)	0.69
Transfer from employees	105,000	0.47
Forfeited	(650,000)	1.05
Outstanding, December 31, 2005	1,375,000	$ 0.90

The following table summarizes information about the stock options outstanding as at December 31, 2005:

Price range	outstanding	average years	Exercisable
$0.34 - 0.51	300,000	0.89 - 1.39	268,750
0.52 - 0.78	750,000	1.92 - 1.96	750,000
0.79 - 1.19	2,728,000	2.01 - 3.97	1,275,000
1.20 - 1.79	750,000	1.25 - 4.67	50,000
1.80 - 2.40	60,000	4.88	-
$0.34 - 2.40	4,588,000	2.15	2,343,750

In 2005, the Company entered into an engagement agreement with a company to commercialize RS Technologies in China.  Upon execution of the engagement agreement, the Company granted 500,000 stock options at a strike price of $1.25 for a term of three years which vest immediately upon the execution of the joint venture agreement in China and receipt of adequate security for an initial pole purchase.  At December 31, 2005, a joint venture agreement has not been executed.

In 2003, the Company agreed to grant 1,000,000 stock options at a strike price of $1.18 to a company controlled by one of its senior officers upon the Company achieving certain revenues, pretax profits or price/earnings ratios on or before January 1, 2008.

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus:

	2005	2004
Balance, beginning of year	$ 2,517,842	$ 1,143,862
Stock-based compensation cost - stock options	478,144	1,108,464
Stock options exercised	(224,494)	(95,152)
Expired warrants	337,913	260,668
Stock-based compensation - ARC (1)	(25,000)	100,000
Settlement with ARC for cash(1)	(75,000)	-
Balance, end of year	$ 3,009,405	$ 2,517,842

(1) In 2004, RS and the Alberta Research Council (“ARC”) amended an agreement that had been put in place in 2002 by increasing the total value of services provided by ARC by an additional $100,000 in exchange for the equivalent fair value of RS’s common shares on completion of performance as set out in the original agreement. In 2004, the additional services were utilized and RS recorded the $100,000 commitment of common shares to ARC.  On December 6, 2005, RS and ARC further amended the agreement to revise the value of services to $75,000 and to settle the obligation for cash; which was paid on December 15, 2005.

11.  Financing charges:

       Financing charges are comprised of:

	2005	2004
Debenture interest expense	$ 500,750	$ -
Interest on capital lease obligations	13,169	8,036
Other interest expense	19,556	21,689
Amortization of deferred financing cost (note 9)	39,826	-
Debenture accretion expense (note 9)	389,410	-
	$ 962,711	$ 29,725

12.  Income taxes:

(a)  Expected tax rate:

In 2005, the Company’s statutory income tax rate was approximately 33.62% (December 31, 2004 – 33.37%).  RS’s recorded income tax expense (reduction) differs from the amounts computed by applying the statutory income tax rate to the loss before income taxes as a result of the following:

	2005	2004
Loss before income taxes	$ (21,007,263)	$ (14,813,654)
Computed "expected" tax reduction	(7,063,000)	(4,943,000)
Change in valuation allowance	7,065,000	4,691,000
Change in tax rates	(77,000)	-
Other	75,000	252,000
	$ -	$ -

(b)  Net future income tax assets:

The tax effects of temporary differences that give rise to future income tax assets (liabilities) are as follows:

	2005	2004
Future tax assets:
Non-capital loss carry forwards	$ 14,459,000	$ 7,952,000
Property, plant and equipment	2,287,000	2,010,000
Other	595,000	314,000
	17,341,000	10,276,000

Less valuation allowance	(17,341,000)	(10,276,000)
	$ -	$ -

The non-capital losses carried forward expire primarily from 2006 through 2025.

13. Supplemental cash flow information:

Changes in non-cash working capital:

	2005	2004
Accounts receivable	$ (558,229)	$ 48,154
Share proceeds receivable	-	1,904,243
Inventories	(1,998,262)	(164,958)
Prepaid expenses and security deposits	(130,177)	108,070
Accounts payable and accrued liabilities	1,976,473	92,401
Other current liabilities	234,790	-
Change in non-cash working capital	$ (475,405)	$ 1,987,910

Relating to
Operating activities	$ (1,509,758)	$ (9,975)
Financing activities	500,750	1,861,431
Investing activities	533,603	136,454

       Interest paid and received:

	2005	2004

Interest paid	$ 15,154	$ 26,768
Interest received	155,337	87,949

14.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In 2005, RS’s revenue include sales to customers located in the United States of $565,997 (2004 - $283,116) and Australia of $79,175 (2004 – nil) with all other sales attributed to customers located in Canada.

       The following table represents revenues by product categories:

Product	2005	2004
Utility poles	$ 739,086	$ -
Version resin	276,980	285,686
Other products	44,768	80,000
Totals	$ 1,060,834	$ 365,686

The following table represents sales to customers that individually represented 10% or more of the Company’s total product revenue for the periods indicated:

Customers	2005	2004
Customer A	20%	77%
Customer B	16%	3%
Customer C	11%	-
Customer D	11%	-
Totals	58%	80%

15. Financial assets and financial liabilities:

At December 31, 2005 and 2004, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.  At December 31, 2005 and 2004, the carrying amounts of the capital lease obligations and the liability and equity components of convertible debentures approximate their fair value due to interest rates that reflect market rates.

As at December 31, 2005, the Company had modest exposure to interest rate risk to the extent that changes in market interest rates will impact the Bazalt unsecured credit facility that has a floating interest rate or the fair value of the liability and equity components of the convertible debentures with a fixed interest rate.

The Company has exposure to fluctuations in the foreign currency exchange rate with respect to cash and sales and related accounts receivable denominated in currencies other than its own Canadian dollar functional currency.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in other income.  In 2005, the Company recorded realized foreign exchange gains of $888 (2004 – $6,937).

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.  At December 31, 2005 and 2004, RS held no collateral or other security relating to accounts receivable

16.  Commitments and contractual obligations:

(a)

Operating leases

RS has entered into four agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton, RS has two locations; one with a research and development plant and head office and one with manufacturing operations.  The head office location has an initial term running to January 31, 2007 with a renewal option for another five years.  The manufacturing location has a term to March 31, 2007.  In Calgary, RS has two locations; one is office space with an initial term to March 31, 2011, with two five-year renewal options, and one for manufacturing operations with an initial term to March 31, 2015, with a renewal option for another five years. The minimum rent payable for each of the next five years and thereafter is as follows:

Period	Lease payments
2006	$ 753,159
2007	541,293
2008	496,016
2009	498,894
2010	498,894
Thereafter	1,613,684

(b)

Equipment purchases

The Company has entered into an agreement to expend approximately $884,755 for production equipment.  This equipment is for production of the Company’s RStandard products.

17.  Subsequent event:

On February 14, 2006, RS issued 2,066,116 common shares pursuant to the exercise of purchase warrants at an exercise price of $2.00 per share for aggregate proceeds of $4,132,232.  The purchase warrants were originally issued pursuant to a private placement completed February 14, 2005.

18. Reconciliation with United States generally accepted accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP.  These principles differ in some material respects from U.S. GAAP as noted below.

	2005	2004
Statement of operations

Net loss under Canadian GAAP	$ (21,007,263)	$ (14,813,654)
Adjustments:
Convertible debentures (a)	358,769	-
Stock options granted to employees (b)(i)	407,402	820,035
Variable stock options (b)(ii)	(32,180)	(3,889)
Stock options granted to non-employees (b)(iii)	(95,464)	(71,710)
Sale and leaseback of property, plant and equipment (c)	(87,958)	-
	550,569	744,436
Net loss and comprehensive loss under U.S. GAAP	$ (20,456,694)	$ (14,069,218)
Basic and diluted loss per share under U.S. GAAP	$ (0.26)	$ (0.22)

	2005	2004
Shareholders' equity

Shareholders' equity under Canadian GAAP	$ 15,851,315	$ 7,179,175
Adjustment for equity portion of convertible debentures	(9,899,102)	-
Adjustment for sale/leaseback on sale of property	(87,958)	-
Shareholders' equity under U.S. GAAP	$ 5,864,255	$ 7,179,175

(a) Convertible debentures:

Under U.S. GAAP, the convertible debentures issued in 2005 were determined to be conventional convertible debentures; accordingly, the conversion feature was not required to be assessed for bifurcation.  As a result, the accretion of $389,410 of the liability component of the debenture to the maturity amount recorded under Canadian GAAP has been reversed for U.S. GAAP.  In addition, incremental amortization of the deferred financing cost for $30,641 has been recorded under U.S. GAAP relating to financing costs attributed to the equity component under Canadian GAAP.

(b) Stock-based compensation:

i) Effective January 1, 2004, RS retroactively adopted the Canadian accounting standards with respect to accounting for stock-based awards granted after September 1, 2002.

Under U.S. GAAP, RS accounts for stock-based compensation provided to employees by the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations.  As such, compensation expense is measured on the date of grant only if the fair value of the underlying stock exceeds the optionee’s exercise price.  All stock options granted by the Company have an exercise price that is equal to the market value of the underlying shares at grant date.  Accordingly, employee stock-based compensation expense recognized under

Canadian GAAP for 2005 of $407,402 (2004 $820,035) has been reversed for U.S. GAAP.

ii) During the year ended August 31, 2002, RS re-priced 70,000 stock options granted to employees.  As a result, these options became a variable award under U.S. GAAP until the awards were exercised in 2005.  In 2005, RS recorded additional compensation expense of $32,180 (2004 $3,889).

iii) Under U.S. GAAP, stock options granted to non-employees are accounted for based on the initial fair value of the stock options granted and remeasured and recognized as the services are provided.  This method is consistent with Canadian GAAP, as described in note 10(b).  However, under Canadian GAAP, RS did not adopt the fair value method for stock options issued to non-employees until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to non-employees prior to September 1, 2002, results in an additional compensation expense in 2005 of $95,464 (2004 - $71,710).

(c) Sale/leaseback on sale of property

Under U.S. GAAP, the sale and subsequent leaseback of the property (note 6) does not qualify for leaseback accounting due to the existence of an option to repurchase the property at a later date.  Due to this continuing involvement in the property, the Company continues to hold the property and amortizes the building over the course of the year.  The Company records the $4,000,000 proceeds as financing proceeds. In 2006, if the option expires unexercised, the sale and unamortized deferred gain will be recorded at that time.  As a result, property, plant and equipment have increased by $3,060,047 under U.S. GAAP.  In addition, incremental amortization of the building for $34,068 has been recorded under U.S. GAAP and the amortization of the deferred gain on sale of the land and building of $62,405 has been reversed.  Under U.S. GAAP, the principal portion of the lease payments of $8,515 have been applied against the finance obligation with the remainder recorded as interest expense.  The current portion of the deferred gain on sale of $90,589 and the long-term portion of the deferred gain on sale of $752,891 recorded under Canadian GAAP have also been reversed.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2005, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

•

the registrant hired an experienced Chief Financial Officer and several accounting staff members; and

•

the registrant enhanced the segregation of duties and controls in the areas of procurement, inventory, cash disbursements and financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that William Demcoe,  Zsolt Feketekuty, and David Williams,  all members of the registrant’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

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

Principal Accountant Fees and Services.

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP during the fiscal year ended December 31, 2005 and the fiscal year ended December 31, 2004:

(Cdn$)	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$577,918	$389,000
Audit-Related Fees	--	--
Tax Fees	1,164	1,167
All Other Fees	39,000	61,000
Total	$618,082	$451,167

Audit Fees.  Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees:  None.

Tax Fees.  Tax fees consist of fees incurred in connection with certain limited tax planning and compliance services.

All Other Fees.  Other fees consist of fees for consultations regarding Sarbanes-Oxley S. 404 compliance.

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

Off-Balance Sheet Arrangements.

None.

Tabular Disclosure of Contractual Obligations.

The registrant has operating leases related to offices and plant facilities, as described in note 16 to the Consolidated Financial Statements included as part of this Annual Report on Form 40-F.  At present, the only determinable future payments are those set forth below in the table.

Caption	Total ($)	Less than 1 Year ($)	1-3 Years ($)	3-5 Years ($)	More than 5 Years ($)
Operating Leases	4,401,940	753,159	1,037,309	997,788	1,613,684
Capital Leases	184,602	109,256	75,346	--	--
Equipment Commitments	884,755	884,755	--	--	--
Long-term payable(a)	498,263	13,203	485,060	--	--
Convertible Debentures(b)	35,124,250	2,125,000	4,250,000	28,749,250	--

(a)

The Company is required to make repayments of 1.9% of gross revenues beginning March 1, 2006 for the period December 1, 2005 through November 30, 2010, which may accelerate the repayment shown under the caption “1-3 Years.”

(b)

The Convertible Debentures includes annual interest payments and the principal amount at maturity.  The convertible debentures may be converted into a fixed number of common shares by the holder, as well as redeemed by the Company by issuing and delivering a variable number of common shares in the amount of the debenture principal.  The details of these convertible debentures are described in note 9 to the Consolidated Financial Statements.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are: William Demcoe, Zsolt Feketekuty,  and David Williams.

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

B.

Consent to Service of Process.

The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2006.

Resin Systems Inc.

By:

/s/ Greg Pendura

Name: Greg Pendura

Title:

President and Chief

Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of KPMG LLP