Form 40-F
RESIN SYSTEMS INC
filed 2007-04-02
CIK 1130646

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 0-31070

RESIN SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	2200 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

2421 37th Avenue NE, Calgary, Alberta, Canada, T2E 6Y7
(403) 219-8000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, Washington  98101

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 96,100,494

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___   No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X    No  _

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)

Annual Information Form for the fiscal year ended December 31, 2006;

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006; and

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2006

40-F1

RESIN SYSTEMS INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

Glossary of Terms

Certain References

Currency

Special Note Regarding Forward-Looking Statements

Corporate Structure

Name, Address and Incorporation

Intercorporate Relationships

General Development Of The Business

Corporate Strategy

Three Year History

Anticipated Changes in the Business

Business of the Corporation

I.

Overview of the Composite Industry

II.

RStandard Utility Poles

Product Advantages

Marketing, Sales and Distribution

Market Barriers and Competition

Manufacturing

III.

VRoll Composite Tubes

Product Advantages

Marketing and Sales

Market Barriers and Competition

Manufacturing and Distribution

IV.

Product development

Our Version Resin System

Composite Development and Engineering

Commercialization

V.

Raw Material Inputs

VI.

Intellectual Property

Patent Applications and Patents

Trademarks

Confidentiality and Security

Risk Factors

Description of Capital Structure

Common Shares

Preferred Shares

Unsecured Convertible Debentures

Market for Securities

Dividend Record and Policy

Human Resources

Directors and Executive Officers

Name, Occupation and Security Holding

Governance of the Corporation

Audit Committee Information

Composition of the Audit Committee

Audit Committee Charter

Pre-Approval of Policies and Procedures

External Auditor Service Fees

Conflicts of Interest

Legal Proceedings

Interest of Management and Others in Material Transactions

Transfer Agent and Registrar

Material Contracts

Escrowed Securities

Prior Sales

Interests of Experts

Names of Experts

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

"composites" means a manufacturing or building material made of reinforcing fibre, usually glass fibre, in a polymer matrix.  The polymer matrix is typically a thermoset resin, such as polyester, vinyl-ester or epoxy or a thermoplastic.  Fillers and additives are often added to the matrix for specific applications.  Version resin is an example of a thermoset polymer matrix;

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

"styrene" means primarily a synthetic chemical used to manufacture plastics, rubber and traditional resins.  Styrene is a volatile organic compound and classified as a possible human carcinogen by the United States Environmental Protection Agency;

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

"VRoll" means the tradename of our composite tubes used in roller assemblies for material handling equipment in industrial sectors.

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

Our trademark Version™ has been registered in Canada, the United States and with the European Community Trademarks Office.  RStandard™, RS™ and Stronger, Lighter, Greener™ have been registered in Canada, with applications pending in various other countries.  Our trademark VRoll™ has applications pending in Canada, the United States and various other countries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements.  In some cases, you can identify forward looking statements by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements.  These forward-looking statements are not historical facts but reflect our current views and expectations concerning future results and events.  These include statements regarding:

•

our business goals and strategy;

•

our and our distribution partners' North American Free Trade Area ("NAFTA") and international expansion plans;

•

our and our distribution partners' competitive positioning;

•

our and our distribution partners' marketing plans;

•

the size of the markets for our products or of third party products incorporating our products;

•

the market acceptance of our products or of third party products incorporating our products;

•

applications of and markets for our products or of third party products incorporating our products;

•

the benefits of our products or of third party products incorporating our products;

•

the timing of commencement of full-scale commercial production of our RStandard product line at Global Composite Manufacturing, Inc.'s Tilbury, Ontario production facility;

•

production rates of our products;

•

the scheduled timing of shipments and delivery of our products or of third party products incorporating our products;

•

the timing and cost of constructing new production cells for our RStandard product line;

•

the technical and production expertise of our personnel or of our manufacturing partners' personnel;

•

the timing of the engineering/design and testing of our new products or of third party products incorporating our products;

•

the timing of introduction and viability of our new products or of third party new products incorporating our products being contemplated;

•

our ability and our manufacturing partners' ability to produce products efficiently and economically;

•

our ability and our distribution partners' ability to market and distribute products efficiently and economically;

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

•

the uncertainty of developing a market for our products or for third party products incorporating our products;

•

our reliance on third parties to supply raw materials to us so that we may make our Version resin and VRoll composite tubes;

•

our reliance on third parties to manufacture and sell our RStandard products and to manufacture and sell a line of rollers based on our VRoll composite tubes;

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

CORPORATE STRUCTURE

Name, Address and Incorporation

Resin Systems Inc.

Head Office

Registered Office

Suite 400, 2421 – 37th Avenue N.E.

Suite 1400, 350 – 7th Avenue S.W.

Calgary, Alberta  T2E 6Y7

Calgary, Alberta  T2P 3N9

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

Intercorporate Relationships

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

In addition, we own approximately one-half of "Bazalt Inwestycje" Sp. z o.o., a Polish company ("Bazalt"), which will undertake the research and development of composite input materials and pursue market opportunities in the European Union and adjacent former eastern bloc countries.  See "Legal Proceedings".

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

We are composite product innovators.  We engineer advanced composite products for large-scale industrial markets.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel.  The foundation of our company is continuous innovation, product development and our proprietary Version polyurethane resin system.  Our vision is to be a world leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener products.

Our business model to capitalize on load bearing composite products which we develop for large-scale industrial markets is comprised of the following stages:

(i)

Product Screening – screening new product opportunities for products that have large and addressable markets with uniform requirements globally and where the benefits of our proprietary materials provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and product prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders.  During this stage, we will produce the product in small quantities and the product will continue to be refined and tested to meet the market's needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand.  During this stage, we will supply manufacturing partners with our Version resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

Our competitive advantage is our Version resin system and our composite development and engineering expertise.  We create load bearing composite products using our proprietary materials and skills that deliver significant competitive advantages to our customers compared to the same products made with conventional materials such as wood, steel and concrete.

We focus on products that have large and addressable markets with uniform requirements globally and where the benefits of our proprietary materials provide significant economic and performance advantages compared to conventional materials.  By developing these products, we believe we can achieve significant revenue growth and superior returns without significant capital and resource requirements.  In addition, because our business model is based on partnering with experienced and established manufacturing and distribution partners, we believe we can achieve market penetration faster because we benefit from our partners' established infrastructure, resources, reputations and expertise.

Currently, our primary business focus is commercializing our first two products for which we have completed the product development stage:

(i)

our RStandard utility pole is a light and durable modular pole that satisfies the complete breadth of transmission and distribution pole needs of power utilities.  The product recently entered the market penetration stage of our business plan.  See "Business of the Corporation – II. RStandard Utility Poles"; and

(ii)

our VRoll composite tube is a light and durable large-diameter tube used in roller assemblies for industrial bulk material handling equipment.  The product recently entered the market entry stage of our business plan.  See "Business of the Corporation – III. VRoll Composite Tubes".

In addition to our 2007 business focus which will concentrate on capitalizing on our two foregoing composite products, we will continue to seek, develop and commercialize new product applications using our proprietary materials and our composite engineering expertise.  See "Business of the Corporation – IV. Product Development".

Three Year History

Our focus during the period from 2004 through 2006 has primarily been on taking our RStandard utility pole business line from product development to market penetration.  Since 2005, we have also been working on the product development of our second product, VRoll composite tubes.  In 2007 we will be introducing VRoll to the market.

RStandard Utility Poles

The following is a summary of the development of our RStandard utility pole business from 2004 through 2007:

•

to fund our continued start-up activities, in May and June 2004 we raised gross proceeds of $9.5 million through private placements whereby we issued an aggregate of 8,272,909 units comprised of Common Shares and warrants, and in February 2005 we raised gross proceeds of $10 million through a private placement of 8,695,582 units comprised of Common Shares and warrants;

•

we established a management team to execute our business plan, including a sales, marketing and technical support team to introduce the RStandard product line to utility customers in the North American Free Trade Area ("NAFTA") and a product development and engineering team to further develop and engineer our RStandard product line as well as position us for future product development activities;

•

we started manufacturing prototypes of our modular composite utility poles and undertook independent testing, through EDM International Inc. in Fort Collins, Colorado, of our RStandard product line to facilitate its market acceptance;

•

we designed and engineered a modular composite utility pole manufacturing facility in Calgary, engaging McClean Anderson ("McClean Anderson") of Wisconsin, United States to build our first two production cells and during 2006 we expended significant resources commissioning and refining our production capability for our RStandard product line.  See "Legal Proceedings";

•

with our NAFTA market penetration underway, we started receiving international interest in our composite utility structures which led to two initial agreements based on our licensing model for the territories of Australia and New Zealand, and China.  See "Business of the Corporation – II. RStandard Utility Poles – International Markets";

•

in October 2005, to provide working and plant capital for our RStandard business, we completed a private placement of $25 million principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually.  See "Description of Capital Structure – Unsecured Convertible Debentures";

•

in 2005 we received $8.9 million upon the exercise of warrants outstanding from previous financings, which proceeds were used to fund RStandard pole production equipment, the commercialization and further development of our Version resins and related products, and for general working capital purposes;

•

throughout 2005 and 2006, we initiated pilot projects and initial orders with targeted utility customers.  By the end of 2006, our global customer base consisted of 72 customers, of which 14 had made repeat orders;

•

in the second half of 2006 and the early part of 2007, we restructured our operations and resource levels to improve efficiencies.  The transfer of RStandard manufacturing to Global Composite Manufacturing, Inc. ("Global Composite Manufacturing"), the consolidation of operations to one facility, and streamlining corporate administration and associated resource reductions is expected to save approximately $4.5 million per quarter compared to 2006 expenditures;

•

in June 2006, in order to fund order fulfillment of RStandard poles and general working capital, we raised gross proceeds of $9.8 million through a private placement of 5,600,980 units comprised of Common Shares and warrants, and in November 2006 we raised gross proceeds of $5 million through a private placement of 3,378,378 Common Shares;

•

in January 2007, we entered into a distribution agreement (the "Distribution Agreement") with HD Supply Utilities, Ltd. ("HD Supply Utilities"), a Florida limited partnership owned by The Home Depot, Inc., pursuant to which we appointed HD Supply Utilities as our exclusive distributor for our RStandard transmission and distribution poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean islands.  Pursuant to the Distribution Agreement, HD Supply Utilities provided us with an initial purchase order for RStandard poles with a value exceeding US$50 million.  See "Business of the Corporation – II. RStandard Utility Poles – Marketing, Sales and Distribution";

•

in January 2007, we entered into a letter of intent with Global Composite Manufacturing, a corporation operating in Tilbury, Ontario, which provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission our existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing's production of our RStandard utility pole product under license from us.  See "Business of the Corporation – II. RStandard Utility Poles – Manufacturing";

•

in January 2007, we raised gross proceeds of $5 million through a private placement of 5,000 units comprised of $5 million principal amount of unsecured promissory notes and warrants in order to fund general working capital; and

•

in March 2007, we raised proceeds of $31.3 million through a private placement of 31,338,889 Common Shares, which proceeds are being used to fund the repayment of $1.4 million of our unsecured promissory notes issued January 12, 2007, the restructuring costs related to the relocation of our RStandard manufacturing to the facilities of Global Composite Manufacturing in Tilbury, Ontario, the start-up costs and capital expenditures required to start manufacturing our VRoll composite tubes and for general working capital purposes.  In addition, we issued 3,661,111 Common Shares to holders of $3.6 million of our unsecured promissory notes issued January 12, 2007 at a deemed price of $1.00 per share pursuant to such holders' rights to participate in the private placement.

VRoll Composite Tubes

The following is a summary of the development of our VRoll composite tube business from its inception in 2005 through 2007:

•

in early 2005, we began development of various composite tubular applications, including the application that later became known as VRoll;

•

in August 2005, Bazalt received a three-year purchase order from a domestic European Union mining conglomerate to supply approximately US$45 million of industrial conveyor rollers once the rollers were developed by us and accepted by the customer.  We do not anticipate that we will be delivering any conveyor rollers under this order in the near-term as we are in litigation with Bazalt in Poland.  See "Legal Proceedings";

•

during 2006, we engineered, prototyped and tested the VRoll composite tube.  We completed the product development stage in late 2006; and

•

in December 2006, we entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC Technologies") of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide.  Pursuant to the agreement, we will supply our VRoll composite tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Conveyor Idler Rollers.  The agreement provides that we will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia where we have pre-existing arrangements.  See "Business of the Corporation – III. VRoll Composite Tubes".

Anticipated Changes in the Business

RStandard Utility Poles

We can supply the most common transmission and distribution poles required by North American utilities with our market tested RStandard product line.  To build on our market penetration, we entered into the Distribution Agreement with HD Supply Utilities.  We also entered into the Letter of Intent with Global Composite Manufacturing, which provides the framework for Global Composite Manufacturing to move, upgrade and recommission our existing RStandard production equipment and manufacture RStandard poles for us.  We believe that we are now in a position to more aggressively penetrate the NAFTA market with our RStandard utility poles.

Our goal in 2007 will be to achieve the following important milestones for our RStandard business line:

•

continue NAFTA market penetration for RStandard poles, working with HD Supply Utilities pursuant to the Distribution Agreement, by adding key NAFTA customers and increasing the number of repeat orders from existing customers;

•

continue to develop the RStandard product line based on the needs and experiences of utility customers;

•

support and oversee the move, upgrade, recommissioning and operation of our existing RStandard manufacturing equipment by Global Composite Manufacturing, including establishing and overseeing an ISO 9001 standard quality control program; and

•

support and oversee the engineering, construction, commissioning and operation of a third production cell by Global Composite Manufacturing once they are successfully operating our two existing production cells.

We believe we are positioned to acquire a significant market share of utility pole sales because our competitively priced RStandard poles provide significant competitive advantages for utility customers compared to conventional wood, steel and concrete poles.

VRoll Composite Tubes

We expect to be in a position to manufacture and supply our VRoll composite tubes in sufficient quantities to FMC Technologies for use in its new line of composite Link-Belt Conveyor Idler Rollers to support the introduction of the product to the mining industry and operators of bulk material handling systems.

Our goal in 2007 will be to achieve the following important milestones for our VRoll composite tube business line:

•

support FMC Technologies as it introduces its composite Link-Belt Conveyor Idler Roller product to its strategic customers and begins product pilot projects;

•

manufacture initial quantities of VRoll tubes required by FMC Technologies during the market entry stage of its Link-Belt Conveyor Idler Roller product;

•

continue to develop our VRoll composite tubes based on the needs and experiences of customers; and

•

enter into licenses with experienced third parties, as required, to manufacture greater quantities of our VRoll composite tubes to position us to meet growing customer demand.

We believe that FMC Technologies's composite Link-Belt Conveyor Idler Rollers which utilize our VRoll composite tubes will be successfully introduced to the market because of the significant competitive advantages that bulk material handling equipment customers will derive from the product compared to conventional steel rollers.

BUSINESS OF THE CORPORATION

I.

OVERVIEW OF THE COMPOSITE INDUSTRY

Our Version resin system is the foundation of our business because it gives us important competitive advantages in both traditional composite applications and new applications not possible with other composites.  See "Business of the Corporation – IV. Product Development".

What is a Composite?

Composites are a reinforcing fibre held in a polymer matrix.  Most commonly, the reinforcing fibre is fibreglass, however carbon fibre and aramid fibres are becoming more common in high performance applications.  The polymer matrix is typically a thermoset resin with polyester, and epoxy resins as the most common matrix of choice.

Common household plastics, such as polyethylene, acrylic and polystyrene are non-reinforced thermoplastics.  These materials may be heated and formed and can be re-heated and returned to a liquid state.  Composites typically use thermoset resins, which begin as liquid polymers and are converted to solids during moulding.  This process, known as cross linking, is irreversible giving composite materials manufactured using thermoset resins increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics.

Use of Composites

Manufacturers, designers and engineers recognize the ability of composite materials to produce high-quality durable cost-effective products.  Composite materials are found in many products used in our day-to-day lives from the cars, boats and recreational vehicles we drive to the skis and golf clubs we use.  Additionally, composites are used in many critical industrial, aerospace and military applications.

Benefits of Composites

The benefits of composite materials have fuelled growth of new applications in markets such as transportation, construction, infrastructure, electrical, aircraft and aerospace.  The benefits of using composite materials include:

•

High Strength and Design Flexibility – Composite materials can be designed to meet the specific strength requirements of an application and they can be moulded into complex shapes at relatively low cost.  This flexibility offers designers extensive latitude in new product design.  A distinct advantage of composites over other materials is the ability to use many combinations of resins and reinforcements, and custom tailor the mechanical and physical properties of a structure

•

Lightweight – Composites offer materials that can be designed for both lightweight and high strength usage.  Composites are used to produce the highest strength-to-weight ratio structures currently available.  We believe that as energy efficiency requirements increase, material technologies that reduce weight, and at the same time increase performance, will be increasingly embraced.

•

Corrosion Resistance and Durability – Composites provide long-term resistance to severe chemical and temperature environments.  Composites are the material of choice for outdoor exposure, chemical handling applications and severe environment service.  Coupled with low maintenance requirements, the longevity of composites is a benefit when used in critical applications.  In a half-century of composites development, well designed composite structures have yet to wear-out.

II.

RStandard Utility Poles

We have commercialized our proprietary RStandard modular composite transmission and distribution pole product line based on the following proprietary elements:

•

the composite inputs including our Version resin enables production of larger and lighter poles than any other composite material and allows us to compete with conventional poles;

•

the modular design of our RStandard poles is our proprietary design that provides storage, transportation and handling advantages; and

•

the production equipment and process is unique to us and is integral to efficiently produce price-competitive poles.

Our RStandard product line consists of transmission and distribution poles up to heights of 60 metres (200 feet), and most importantly, all strength classifications required by the market.  Currently, we have completed engineering and are in the process of completing testing on RStandard pole modules to heights of 36.58 metres (120 feet).  We continue to develop and modify our product line to address market needs.

Product Advantages

Our RStandard product line has significant advantages which we believe enables us to compete effectively with well-entrenched wood, steel and concrete transmission and distribution poles.  These advantages include:

•

low life cycle costs:  our RStandard poles have a low life cycle cost resulting primarily from:

-

lower storage, transportation and installation costs;

-

lower maintenance costs; and

-

a much longer product life;

•

environmentally friendly:  our RStandard poles are environmentally friendlier than traditional poles because:

-

volatile organic compounds or hazardous airborne pollutants are not emitted during manufacturing;

-

they do not require the toxic chemical treatments that wood and steel poles require for protection or to extend their life;

-

they are 100 percent recyclable;

-

their longer service life results in less waste; and

-

they are not considered hazardous waste at the end of their service life;

•

lightweight:  our RStandard poles have a high strength-to-weight ratio making them the lightest pole on the market.  Benefits include:

-

easier and safer to handle and install; and

-

lower transportation and installation costs;

•

modularity:  our RStandard poles' modular design has many benefits over traditional poles including:

-

eight modules assemble into almost any pole size and class up to 36.58 metres (120 feet) allowing utilities to inventory a series of modules that make a range of poles instead of each individual pole size and class.  This enables utility customers to have a wide selection of poles in storage, important in emergency situations;

-

modules nest inside each other for transportation and storage making 5.79 metre (19 foot) and 11.28 metre (37 foot) bundles.  This allows more poles to be shipped per shipment and more poles to be stored per storage area compared to traditional poles; and

-

short modules increase the ease of transporting, handling and installing RStandard poles.

Marketing, Sales and Distribution

Our market tested RStandard product line is fully commercialized and is entering the market penetration stage of our business plan.  This product line was targeted as the first for commercial development for various reasons, including:

•

the market for transmission and distribution poles is a large and homogeneous global market;

•

market demand for utility poles is stable and driven by well understood factors;

•

competition for and scarcity of materials for competing utility structures is increasing their cost;

•

increased environmental pressure in many jurisdictions to restrict the use of pole treatments is a challenge for wood and steel structures; and

•

utility customers are financially stable and their small number simplifies the market introduction for a new pole product.

The global utility pole market is extensive.  In NAFTA alone, the value for replacement and new pole demand is in excess of US$8 billion per year.  This market consists of replacing existing poles at an annual rate of three percent and adding new poles at a rate of two percent.  The remaining global market is significantly larger and growing at a much faster rate in emerging regions such as Asia and former Eastern-bloc countries.

Domestic Markets

Through the Distribution Agreement with HD Supply Utilities, a Florida limited partnership owned by The Home Depot, Inc., we will continue our efforts to penetrate the top buyers/users of utility poles in North America which have historically accounted for 80 percent of total North American market purchases of 500,000 transmission poles per year.  From our marketing and sales efforts, we currently have 69 North American utility customers, 13 of which are repeat customers.

Distribution Agreement with HD Supply Utilities

We entered into the Distribution Agreement with HD Supply Utilities dated effective January 26, 2007, pursuant to which we appointed HD Supply Utilities as our exclusive distributor for our RStandard transmission and distribution poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean islands (the "Territory").  The Distribution Agreement has an initial term of five years and is automatically renewed for additional terms of five years unless terminated in accordance with the provisions of the agreement.  Starting July 1, 2009, the continued exclusivity of the Distribution Agreement is contingent on HD Supply Utilities maintaining certain minimum purchase commitments.

Duties of the Corporation and HD Supply Utilities

Pursuant to the Distribution Agreement, we agreed to perform the following duties:

•

support HD Supply Utilities distributor obligations by providing reasonable product sales, marketing and technical support during HD Supply Utilities staff training and product introduction;

•

provide ongoing technical support for RStandard transmission and distribution poles, and

•

introduce and train HD Supply Utilities personnel on the product line.

HD Supply Utilities, in its role as exclusive distributor of the RStandard transmission and distribution poles in the Territory, agreed to perform the following duties pursuant to Distribution Agreement:

•

make HD Supply Utilities sales resources available for introduction and training on the product line;

•

invest adequate resources to achieve rapid and significant market penetration of the products within the Territory; and

•

diligently lead the development of a marketing plan for the products with the assistance of our personnel.

Initial Purchase Order

Pursuant to the Distribution Agreement, HD Supply Utilities provided us with an initial purchase order for monthly RStandard transmission and distribution pole purchases and deliveries.  This initial purchase order has an aggregate value exceeding US$50 million starting in June 2007 and ending in June 2009 provided that with our written consent, HD Supply Utilities may reschedule such product deliveries over a longer period if the parties believe that business conditions warrant a slower delivery schedule.  Pricing for the products shall be as agreed to by our company and HD Supply Utilities in the Distribution Agreement, as adjusted only for changes in our costs for raw materials, with any such adjustment to be fixed for six month periods in advance.

Actions Required By Our Company

Pursuant to the Distribution Agreement, we agreed to take the following actions in order to meet our obligations under the Distribution Agreement and under the initial purchase order:

(a)

design, engineer and implement manufacturing equipment and process improvements as previously identified by us to HD Supply Utilities;

(b)

design, engineer and test product accessories, attachments and improvements, as previously identified by us to HD Supply Utilities;

(c)

relocate our manufacturing facilities, equipment, process and technology to Ontario to achieve better access to skilled manufacturing labour and to be closer to customers within the Territory; and

(d)

commission the improved manufacturing facility and start manufacturing in June 2007 and provide minimum shipments in accordance with the shipping schedule agreed to by the parties.

International Markets

Our international marketing strategy is based on licensing our RStandard technology to third parties selected for their presence and capability in targeted regional markets.  The essence of our licensing model is as follows:

•

licensees are granted exclusive marketing rights for our RStandard products in their territory up to a pre-defined product volume.  The issuance of additional licenses for a territory will follow a protocol designed to protect both parties' interests;

•

initially, we will support local market penetration by supplying our licensee with RStandard products manufactured by us or a manufacturing partner; the amount of time for this initial market penetration will vary depending on the local market size and conditions;

•

once adequate local market penetration has been achieved, a local manufacturing facility will be constructed; and

•

from the time local production has been established, in addition to a return on our invested capital, we will earn royalties on the licensee's sales as well as supply them with our Version resin.

In 2005, we entered into two initial agreements with companies based on our foregoing licensing model in respect of the territories of Australia and New Zealand, and China.  During 2006, we worked with our partners in these territories to introduce our RStandard utility poles to the market.  However, such activities were hampered by production difficulties encountered at our Calgary production facilities.  During 2007 we do not anticipate expending a significant amount of our resources in these international markets as our primary business focus with respect to our RStandard product will be to collaborate with HD Supply Utilities to achieve market penetration in the Territory.

Market Barriers and Competition

Transmission and distribution poles have been traditionally constructed from soft-wood timber, steel and concrete.  Companies supplying concrete, steel and wood poles are generally financially strong well-known companies in the utility market and have established sales channels and proven products.

In NAFTA, we expect that our RStandard utility poles will be most competitive with wood and steel in mono-pole and H-frame transmission applications.  Because of NAFTA's ample supply of soft-wood timber, we do not expect that our RStandard utility poles will compete as effectively at lower distribution pole heights.

New entrants must overcome both their competitors' inertia and their targeted customers' reluctance to change.  We believe that our distributor in the Territory, HD Supply Utilities, will be successful in overcoming these obstacles due to the significant competitive advantages of our RStandard products.  These competitive advantages include its low life cycle costs, environmental friendliness, and its lightweight and modularity.  See "Product Advantages".

Manufacturing

We entered into a letter of intent dated effective January 18, 2007 (the "Letter of Intent") with Global Composite Manufacturing, a corporation operating in Tilbury, Ontario.  The Letter of Intent provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission our existing RStandard manufacturing equipment as well as related additions for use in Global Composite Manufacturing's production of our RStandard product under license with us.  Our benefits from this manufacturing arrangement include:

•

access to Global Composite Manufacturing's extensive equipment design, automation and manufacturing experience, including direct experience in composites manufacturing;

•

reduction of our exposure to production-related risk, and capital and operating expenditures; and

•

access to the larger manufacturing labour force in southern Ontario reducing our dependency on the limited Alberta labour market.

The Letter of Intent provides that Global Composite Manufacturing and our company shall negotiate and enter into definitive agreements concerning:

(a)

the license and lease of our RStandard technology and equipment (the "License/Lease") to Global Composite Manufacturing; and

(b)

a purchase order (the "Purchase Order") whereby we will supply resin required by Global Composite Manufacturing to meet its contract manufacturing obligations on an exclusive and ongoing basis at a prescribed price on our standard terms and conditions; and

(c)

we will purchase from Global Composite Manufacturing, and it will manufacture for us in southwest Ontario, a minimum quantity of finished RStandard poles in the timelines and for the prices agreed to by us and Global Composite Manufacturing in the Letter of Intent.

The Letter of Intent provides that all manufacturing of RStandard poles by Global Composite Manufacturing shall be governed by the definitive License/Lease which shall contain terms and conditions customarily included in such agreements as well as the following:

(a)

we will lease our existing manufacturing equipment to Global Composite Manufacturing for ten years at a prescribed amount per year;

(b)

Global Composite Manufacturing will perform the following activities (the "Activities") to meet volume and cost obligations contemplated by this arrangement at its sole cost:

(i)

engineer all necessary improvements to the manufacturing equipment;

(ii)

supply and install all necessary improvements or additions to the manufacturing equipment;

(iii)

lease or purchase a manufacturing facility in southwest Ontario suitable for the manufacture of RStandard poles; and

(iv)

decommission, dismantle, transport, re-engineer, refurbish, improve, debug, install and commission as necessary its facility and the manufacturing equipment, together with all necessary additions and improvements;

(c)

during the term of the License/Lease we will provide reasonable technical support to Global Composite Manufacturing for the upgrade and re-commissioning of the manufacturing equipment;

(d)

Global Composite Manufacturing will be granted the exclusive right to manufacture RStandard poles up to the quantities contemplated by the Letter of Intent (or such other quantity as the parties may agree) for the exclusive sale to us and will hire, train, evaluate and reward the necessary labour, and perform any other necessary activities required for the production of RStandard poles;

(e)

we will establish quality control requirements to be followed by Global Composite Manufacturing in the production of all of our RStandard poles;

(f)

we will retain at all times our intellectual property rights to all RStandard products and Global Composite Manufacturing shall agree to use its best efforts to protect all of our intellectual property rights and the reputation of the RStandard product line; and

(g)

Global Composite Manufacturing will be bound by conditions of non-competition and confidentiality in order to protect our interests.

The Letter of Intent provides that the definitive Purchase Order will include the terms and conditions customarily included in such agreements, including the following:

(a)

we will supply resin required by Global Composite Manufacturing to meet its contract manufacturing obligations on an exclusive and ongoing basis at a prescribed price on our standard terms and conditions.  Any change in prices for resin will be directly passed through in the finished price contemplated;

(b)

we will purchase from Global Composite Manufacturing, and it will manufacture for us in southwest Ontario, a minimum quantity of finished RStandard poles in the timelines and on the pricing terms agreed to by the parties in the Letter of Intent; and

(c)

in the event that the Purchase Order is extended, provisions will be made for inflation on non-material costs.

III.

VRoll Composite Tubes

We have completed the product development phase of our VRoll large-diameter composite tube made using our proprietary Version resin system.  We entered into a multi-year exclusive supply agreement (the "Supply Agreement") dated effective December 18, 2006 with FMC Technologies of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide.  Pursuant to the Supply Agreement, we will supply our VRoll composite tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Conveyor Idler Rollers.  The agreement provides that we will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia, where we have pre-existing arrangements.  During 2007, we will work with FMC Technologies to introduce to market their Link-Belt Conveyor Idler Rollers made with our VRoll composite tubes with the objective of completing the market entry phase in 2007 and reaching market penetration in 2008.

We targeted our VRoll composite tube product line for commercial development for a number of reasons, including:

•

the market for bulk-material handling system rollers is a large and homogeneous global market;

•

market demand for rollers is stable and driven by well understood factors, particularly the frequent need for replacement of rollers in existing installations due to the corrosive effects of  harsh environments or bearing failure from use;

•

competition for and scarcity of steel is driving up the cost of steel rollers;

•

increasing energy costs in many parts of the world is increasing the cost of operating bulk-material handling systems and increasing the weight advantages of rollers made with our VRoll composite tubes; and

•

end users are generally large and financially stable global customers.

Product Advantages

Rollers made with our VRoll composite tubes are ultimately aimed at users of bulk-material handling systems globally, such as harbours and coal and aggregate mines.  We have successfully completed the engineering and testing of the first tube diameters for the most commonly used rollers and will continue testing and refining our VRoll tubes throughout the market entry stage.

Our VRoll tubes provide end users of composite rollers with certain key advantages which we believe will enable FMC Technologies's line of Link-Belt Conveyor Idler Rollers made with our VRoll composite tubes to compete effectively with well-entrenched steel rollers.  Our VRoll tubes are:

•

40 percent lighter than steel;

•

more corrosion and abrasion resistant than steel; and

•

less conductive than steel.

Due to these advantages, customers of roller idlers made with VRoll tubes will experience lower overall replacement costs from a more durable roller.  In addition, roller idlers made with our lightweight composite tubes will be safer to handle and replace, and will use less energy to operate.

Marketing and Sales

Our company and FMC Technologies will jointly introduce to market FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with our VRoll composite tubes.  The first rollers will be for above ground applications which we anticipate will start with pilot installations during the second half of 2007, followed by a full market launch before year end.

Initially, we believe sales will be focussed in North America.  As North American acceptance of the product develops, this acceptance will be leveraged into international sales.

Exclusive Supply Agreement with FMC Technologies

The Supply Agreement with FMC Technologies has a term of five years unless terminated earlier in accordance with the provisions of the agreement.

Obligations of RS

During the term of the Supply Agreement, we agree to expend our commercially reasonable best efforts to manufacture and supply our VRoll composite tubes and to perform our obligations in a diligent and timely manner in compliance with the terms and conditions of the agreement.  This includes assisting FMC Technologies in the planning and distribution of composite rollers and sharing relevant information with FMC Technologies to allow it to manage its marketing and distribution plans and obligations.

Obligations of FMC Technologies

During the term of the Supply Agreement, FMC Technologies agrees to expend its commercially reasonable best efforts to develop sales markets, promote and sell conveyor rollers and roller systems that incorporate VRoll composite tubes manufactured and supplied by us, and to perform its obligations in a diligent and timely manner in compliance with the terms and conditions of the agreement, including the following:

(a)

to market, promote and sell Link-Belt Composite Conveyor Roller Idlers made with VRoll composite tubes supplied by us throughout the world, excluding the countries of Australia and Poland, in such volumes as are deemed commercially reasonable by the parties; and

(b)

to share with us on an ongoing basis relevant information to allow us to manage our production plans and obligations.

Exclusivity

During the term of the Supply Agreement, the parties agree to operate exclusively with each other throughout the world, excluding the countries of Australia and Poland, in the promotion, marketing, development, design, manufacture and sales of composite-based conveyor rollers and conveyor roller systems.  All such rollers and conveyor roller systems will exclusively use VRoll composite tubes.

Pursuant to the Supply Agreement, we will retain at all times our intellectual property rights to VRoll composite tubes.

Market Barriers and Competition

Most of the end users of rollers in the world use rollers made with steel tubes.  There are several established companies supplying the steel-based rollers that are generally financially strong, well-known companies with established sales channels and proven products.

We anticipate that FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with our VRoll composite tubes will be competitive with all existing heavy-duty roller applications and will provide significant competitive advantages to end users in highly abrasive and/or corrosive environments such as coal, aggregates, iron ore, copper, potash and salt mines.

FMC Technologies and our company must overcome both the established reputation of existing roller suppliers and the industry's natural reluctance to change.  We believe that FMC Technologies and our company will overcome these obstacles due to the significant competitive advantages of FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with our VRoll composite tubes.  These competitive advantages include being lighter, more corrosion and abrasion resistant, and less conductive than steel-based rollers.  See "Product Advantages".

Manufacturing and Distribution

Our VRoll composite tubes are currently manufactured at our leased 5,200 square metre (56,000 square foot) Calgary production facility.  This facility currently has pultrusion lines capable of producing sufficient quantities of VRoll tubes required during the market entry stage of our business plan for our VRoll composite tube product.  As market demand increases for our VRoll composite tubes, we intend to enter into arrangements with one or more experienced third-party manufacturers to manufacture our VRoll tubes for us.

IV.

Product development

Our competitive advantage comes from the unique properties of our Version resin systems and our composite development and engineering expertise.  We create load-bearing composite products using our proprietary materials and skills that deliver significant competitive advantages to our customers compared to the same products made with conventional materials such as wood, steel and concrete.

Our Version Resin System

Our Version resin system is the foundation of our business because it gives us important competitive advantages in both traditional composite applications and new applications not possible with other composites.  Composites using our Version resin can often be produced more economically than competing materials for three main reasons:

1.

composites are, by definition, a combination of fibreglass and resin.  Our Version resin offer transverse strengths that are two to three times greater than those of many other resins.  These exceptional transverse strengths allow engineers to design composite parts using more economical combinations of reinforcing fibres, which reduces overall unit input costs;

2.

our Version resin affords significant improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes.  For example, in the pultrusion process, our Version resin allows pulling (production) speeds to be increased up to 30 percent compared to using traditional polyester resins.  This translates into lower unit input costs.  In addition, production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided; and

3.

the production of composites using our Version resin is more environmentally friendly because our Version resin does not emit volatile organic compounds or hazardous airborne pollutants during the manufacturing process, which is not the case with the most widely used polyester and vinyl-ester based resins.  The resulting limits on production due to workplace quality or health issues and environmental regulations imposed on traditional resin systems do not exist for our Version resins.

In addition, new product designs, using our Version resin, may perform functions that are not physically or economically possible using other materials.  Products made with our Version resin outperform competing products, are cost effective in strength applications and have greater impact resistance than composites made with other resins.  Benefits of products made with our Version resin include:

•

excellent elongation and impact properties which allows the products to be nailed, drilled, screwed (using common screw fasteners without pre-drilling) or punched (on a punch press) to create holes of any size and shape – this is not possible with other composites;

•

lightweight;

•

superior strength and stiffness;

•

improved impact resistance;

•

higher load-bearing capacity;

•

excellent wear properties and elastic memory;

•

oil, solvent, grease and gasoline resistance;

•

abrasion and weather resistance; and

•

readily accept the introduction of colour pigmentation during processing and the application of paint to the finished product.

Composite Development and Engineering

Our business model is based on exploiting the competitive advantages of our Version resin system through our product development and composite engineering capabilities.  Our product development begins with the identification and screening of a potential product, using the following criteria:

(i)

the product must provide potential significant economic and performance advantages compared to competing products;

(ii)

the product must have an addressable market size, in that it must be sufficiently large to warrant the allocation of our resources for the period required for full product development;

(iii)

the time to penetrate the marketplace with the product must be satisfactory and achievable in our estimation; and

(iv)

the competitive advantages of the product must permit non-commodity positioning which is defendable for a period of time to produce significant economic returns for us.

For products that pass our screening criteria, we design, engineer, prototype and test the product to determine whether it meets our original screening hypothesis.  These activities are undertaken by ourselves or in concert with third parties.  These highly specialized development activities involve specialized chemical knowledge as well as specialized composite engineering and production knowledge.  Our decision to work alone or with others is driven primarily by the specific expertise required for the application being developed.

Commercialization

As potential product applications move through product development, we evaluate the market potential and screen manufacturing and distribution partners for the product.  We proceed with product commercialization if the product continues to produce an acceptable economic return for us and we are able to enter into acceptable arrangements with manufacturing and distribution partners.  The benefit of engaging third party manufacturing and distribution partners is that we can reduce product commercialization risk and increase the speed and likelihood of successful market penetration of the product while preserving a meaningful share of the product's margins for our shareholders.

V.

Raw Material Inputs

Glass fibre and chemicals represent the majority of the cost to produce our composite products.  Currently the fibre used in our composite products is E-glass fibre manufactured primarily from silica.  We presently source E-glass fibre on the open market.

We use numerous suppliers to acquire the chemicals required to produce our Version resin.  In our opinion, we are not at risk of non-supply from any one supplier, as we have the capability to switch suppliers for all major chemical components of our Version resin.  The risks we face relate to the pricing of the chemical components.  We believe we are able to obtain price discounts by utilizing one supplier for a number of our required chemicals, thereby increasing the volume of chemicals purchased from one source and increasing the price discount that we receive from the supplier.  Should we ever face a supply shortage from a supplier, we believe we will be able to find alternative suppliers of raw chemical inputs.  We are continuously reviewing raw material alternatives in an effort to improve the price and performance of our raw materials.

Our leased Calgary production facility is fully equipped with blending and mixing equipment and storage facilities to produce enough Version resin for our product development and supply our manufacturing partners with bulk Version resin.

We do not believe that our blending of resin compounds is subject to any seasonal cycles or disruptions.  Most of the raw material chemicals used to manufacture thermoset resins are commodities with pricing directly dependent on supply, demand and the cost of the underlying raw materials, in particular, the petroleum industry.  These raw material chemicals are available from a number of suppliers worldwide.  Currently, we source the chemicals to produce our Version resins on the open market.  Consequently, we are susceptible to market price fluctuations.  Any increase in the price of these underlying chemicals tends to affect all resin manufacturers equally.

VI.

Intellectual Property

Our intellectual property is critical to our business.  We protect our intellectual property using a combination of patent protection, trademarks, non-disclosure agreements and physical security measures.  Our intellectual property includes the formulation of our Version resins, our proprietary product designs and our proprietary production equipment and processes.

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

A US Patent with respect to "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" has been issued under United States Patent No. 6,420,493 B1.  We have filed additional patent applications in respect of additional resin systems, filament winding technology, pultrusion technology and related line equipment technology.  We will continue to file PCT Applications as warranted and will make country selections within the parameters of the PCT process when we identify market demand.

Trademarks

We have obtained trademark registration from the Canadian Intellectual Property Office, the United States Patent and Trademark Office, and the European Community Trademarks Office for Version used in association with synthetic resins for use in the manufacture of moulding compounds.

We have been awarded additional trademarks for various composite products such as RStandard and VRoll.  In addition, we have applied for trademark and logo mark protection to cover various marketing slogans and phrases.  As we develop further products, additional trademarks will be filed as warranted to protect our various interests.

Confidentiality and Security

In addition to our patent and trademark applications, we have taken steps to preserve our related intellectual property, including know how and trade secrets, by adhering to a Confidentiality and Non-Disclosure Policy.  The policy provides that we enter into confidentiality agreements with all of our employees, directors, officers and consultants.  The policy also provides that we enter into comprehensive non-disclosure agreements with all parties testing or working with our Version resin system or our proprietary products made with Version resin, and all parties working at our RStandard production facility.  We also take physical security precautions in respect of our Version resin formulations and product designs.

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

Risks Related to Our Financial Condition

Our audited consolidated financial statements for the fiscal year ended December 31, 2006 have been prepared on a "going concern basis".

Our audited consolidated financial statements for the fiscal year ended December 31, 2006, in respect of which this Annual Information Form has been prepared, have been prepared on a "going concern basis", which is described more fully in note 1 of the consolidated financial statements.  In accordance with GAAP, and based upon key factors listed herein, we believe such a note in our consolidated financial statements is appropriate and our independent auditors agree.

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

We will require additional financing.

In March 2007, we completed a private placement of 31,338,889 Common Shares for proceeds of $31.3 million, which proceeds are being used to fund the repayment of $1.4 million of our unsecured promissory notes issued on January 12, 2007,  the restructuring costs related to the relocation of our RStandard manufacturing to the facilities of Global Composite Manufacturing in Tilbury, Ontario, the start-up costs and capital expenditures required to start manufacturing our VRoll composite tubes and for general working capital purposes.  These funds will be required to fund our operations, including our business development, sales and marketing, and administrative activities until we achieve levels of production, revenue and cash-flow sufficient to fund our operating costs.

However, in order to continue our expansion and growth, we will need to raise additional funds from lenders and equity markets in the future.  We may be unable to raise additional capital on commercially reasonable terms to finance our growth.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

Risks Related to Our Business

We have a history of losses and we cannot provide assurance that we will operate profitably in the future.

We have a limited operating history.  Our RStandard utility poles only recently entered into the market penetration stage of our business plan and our VRoll composite tubes only recently entered into the market entry stage of our business plan.  Consequently, we are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability, and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities.  Our success will ultimately depend on our ability and our distribution partners' ability to generate revenues from sales of our product or sales from end products incorporating our products, such that our administration, product development and marketing activities may be financed by revenues from operations instead of outside financing.  Future revenues may be insufficient to generate the required funds to continue such administration, business development and marketing activities.

Competition in the markets for our products and for end products incorporating our products is intense.  We and our distribution partners may not be able to compete effectively in these markets, and we and our distribution partners may lose current customers and fail to attract new customers.

We and our distribution partners may not be able to compete successfully against current and future competitors.  The market for composite products and non-composite alternative products is highly competitive.  The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market.  We and our distribution partners compete with substantially larger companies whose products are proven and well established in the marketplace.  Many of the potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, sales, marketing, technical and other resources than we or our distribution partners do.  Our and our distribution partners' competitors may enter into strategic or commercial relationships on terms that increase their competitiveness.  Additionally, competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines which we or our distribution partners market and distribute.  These competitive pressures may restrict our and our distribution partners' target markets, reduce our and our distribution partners' market share, require us and our distribution partners to drop sales prices and require that we and our distribution partners curtail or abandon our products or end products incorporating our products.  Any of these would result in reduced operating margins and limit our ability to compete effectively and generate additional revenues.

Our and our distribution partners' products may not be accepted by our and our distribution partners' potential customers.

Our products and our distribution partners' end products incorporating our products are new to an established and conservative market.  While we believe that our products and our distribution partners' end products incorporating our products will provide customers with significant advantages, there can be no assurance that we or our distribution partners will be able to profit from the development or manufacture of our products or end products incorporating our products as planned, or that we or our distribution partners will be successful in completing sales of our products or end products incorporating our products to potential customers.  Our ability or the ability of our manufacturing/distribution partners to successfully commercialize our products or end products incorporating our products will depend in part on the acceptance of the products by potential customers.  Most of the customers will be in a testing or preliminary stage of utilizing our products or end products incorporating our products and may encounter delays or other problems in the introduction of the products.  We can not predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of the products.  In addition, customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate the products.  The failure of customers to purchase our products or end products incorporating our products or delays in product acceptance or implementations would have a material adverse effect on our business, results of operations and financial condition.  Any unfavourable publicity concerning us or our manufacturing/distribution partners or any of our products or any of the end products of our manufacturing/distribution partners' could have an adverse effect on our or their ability to achieve customer acceptance and to commercialize our products or their end products, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly reliant on third party distributors.

A key element of our business model is that, during the market entry stage of our business plan, we will partner with strategic third party distributors to introduce our product or end product which incorporates our product, to market, raise customer awareness and distribute the product for customer trials and initial orders.  We engage such partners in an effort to benefit from such partners' infrastructure, resources, reputations and expertise in achieving our growth objectives.  An example of the implementation of this element of our business plan is the Distribution Agreement which we entered into with HD Supply Utilities to act as our exclusive distributor of our RStandard transmission and distribution poles in the Territory.  A further example of this is the Supply Agreement that we entered into with FMC Technologies to supply our VRoll composite tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Conveyor Idler Rollers.  Our business is therefore dependent upon the development and deployment by third parties of their distribution abilities.  There can be no assurance that these distributors will be able to meet our distribution needs in a satisfactory and timely manner, or that we can obtain additional distributors when and if needed.  Although we believe alternative distributors are available, an inability of our company to develop alternative distributors quickly or cost-effectively could materially impair our ability to distribute our products.  Our reliance on third party distributors involves a number of additional risks, including reduced control over supply schedules, sales margins, and early termination of, or failure to renew, contractual arrangements.  Although we believe that these distributors have an economic incentive to perform such distribution for us, the amount and timing of resources to be devoted to these activities is not within our control, and there can be no assurance that distribution problems will not occur in the future.  A significant sales price decrease, an interruption in sales by one or more of such distributors, or the inability to obtain additional distributors when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly reliant on third party manufacturers.

A key element of our business model is that, during the market penetration stage of our business plan, we will engage experienced third party manufacturers to meet growing customer demand for our products.  An example of this is our RStandard product which recently entered into the market penetration stage of our business plan at which time we entered into the Letter of Intent with Global Composite Manufacturing which provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission our existing RStandard manufacturing equipment as well as related additions for use in Global Composite Manufacturing's production of our RStandard product under license from us in Tilbury, Ontario.  During 2007, we anticipate entering into licenses with one or more experienced third parties, as required, to manufacture greater quantities of our VRoll composite tubes to position us to meet growing customer demand.  Consequently, we rely largely on third party outsourcing for the manufacture of our products.  Our business is therefore dependent upon the development and deployment by third parties of their manufacturing abilities.  There can be no assurance that these manufacturers will be able to meet our manufacturing needs in a satisfactory and timely manner, or that we can obtain additional manufacturers when and if needed.  Although we believe alternative manufacturers are available, an inability of our company to develop alternative suppliers quickly or cost-effectively could materially impair our ability to manufacture and sell our products.  Our reliance on third party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over the manufacturing process, delivery schedules, production yields and costs, and early termination of, or failure to renew, contractual arrangements.  Although we believe that these manufacturers will have an economic incentive to perform such manufacturing for us, the amount and timing of resources to be devoted to these activities is not within our control, and there can be no assurance that manufacturing problems will not occur in the future.  A significant price increase, an interruption in supply from one or more of such manufacturers, or the inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

Delays in reaching adequate rates and efficiencies in production could impair the profitability of our products.

Our ability or the ability of our manufacturing partners to produce products that are cost effective depends on reaching efficient production levels.  In addition, our or our manufacturing partners' production process results in the wasting of materials and supplies which must be minimized to produce cost-effective products.  The failure to reach adequate production levels and efficiencies would impair our ability or the ability of our distribution partners to profitably market our products or end products incorporating our products and would have a material adverse effect on our business, results of operation and financial condition.

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

The majority of our production is or will be generated from central manufacturing facilities.  Any single event causing an interruption to these operations could result in the loss of production and materially affect our results of operation.  We carry insurance to compensate us for physical damage arising from most circumstances including certain boiler and machinery coverage.  We believe our manufacturing partners will carry similar insurance coverage.

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

Our products or our manufacturing/distribution partners' end products incorporating our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our commercial success may depend, in part, on our ability and the ability of our manufacturing/distribution partners to avoid infringing on patents issued to others.  Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims we could incur substantial costs and our management resources could be diverted.

If we or our manufacturing/distribution partners were found to be infringing any third party patents, we or they could be required to pay damages, alter our or their products or processes, obtain licenses or cease certain activities.  We cannot be certain that if we or they required licenses for patents held by third parties that they would be made available on terms acceptable to us or them, if at all.  The inability to obtain licenses may prevent us or our manufacturing/distribution partners (whose end products incorporate our products) from offering products and services to customers, which may limit our revenue.

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

Our markets are susceptible to technological advances and the introduction of new products.  Further, our markets are subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our performance will depend, in part, on our ability to enhance our existing products, develop new proprietary technology that addresses the sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of technology entails significant technical and business risks.  If we are unsuccessful in using new technologies effectively or adapting our products to customer requirements or emerging industry standards, we may lose market share and our revenues may decline.  While we believe that our products and end products incorporating our products will be competitive, we cannot provide assurance that our products or our manufacturing/distribution partners' end products incorporating our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products or our manufacturing/distribution partners' end products incorporating our products less competitive, less marketable or even obsolete over time.

The loss of strategic alliances could make our products and our distribution partners' end products that incorporate our products less appealing and useful to customers.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships with manufacturers and distributors.  To the extent that the strategic alliances negotiated by us are exclusive or restricted as to location or technological environment they will limit our flexibility to broaden our distribution by increasing the number of strategic alliances and working relationships.  We cannot provide assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can we provide assurance that new relationships, if any, will afford us the flexibility to broaden our distribution.

We or our manufacturing/distribution partners whose end products incorporate our products may encounter product deficiencies that could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products or our manufacturing/distribution partners' end products or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  Our products and the products incorporated therein from third parties are not error free.  In addition, our manufacturing/distribution partners' end products that incorporate our and other third party products are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which might be considered minor may be considered serious by customers.  If our or our manufacturing/distribution partners' internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we or they could postpone the development and release of updates or enhancements to current products, future products or improvements in products.  We and our manufacturing/distribution partners may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

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

A key element to our international market strategy is to license our RStandard technology to companies selected for their presence and capability in targeted regional markets.  Examples of this are our agreements to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand, and China.  There is no assurance that our existing international partners in these countries or any future licensees or international partners will be able to successfully sell our RStandard poles such that we will earn royalty income or income from the supply of raw materials to them to produce our RStandard poles.

Risks associated with our and our licensees' international operations may have a material adverse effect on our business, results of operations and our financial condition.

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

MARKET FOR SECURITIES

Our Common Shares are listed for trading on the TSX under the symbol "RS".  The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated:

	Price Range ($)		Trading
Period	High	Low	Volume

2006
January	2.50	1.91	2,194,990
February	2.35	1.95	1,965,126
March	2.32	1.58	3,648,960
April	2.18	1.75	1,744,453
May	2.25	1.91	4,945,959
June	2.09	1.65	2,364,696
July	1.81	1.40	1,360,335
August	1.53	1.05	2,545,997
September	1.41	1.10	2,436,044
October	1.89	1.11	2,761,530
November	1.65	1.06	3,108,564
December	1.13	0.66	5,048,217

2007
January	1.29	0.68	7,165,325
February	1.31	0.82	5,332,946
March (1 – 29)	1.19	0.95	6,033,950

Our Common Shares are also quoted in the United States on the Over The Counter Bulletin Board Market under the trading symbol "RSSYF".  The following table sets forth the high and low sales prices in US$ (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the Over The Counter Bulletin Board Market as reported by the Over The Counter Bulletin Board Market for the periods indicated:

	Price Range (US$)		Trading
Period	High	Low	Volume

2006
January	2.15	1.75	2,038,461
February	2.05	1.70	1,860,152
March	1.9998	1.3543	3,698,193
April	1.9451	1.5352	1,484,327
May	2.0421	1.65	2,285,236
June	1.90	1.46	1,268,115
July	1.60	1.23	1,091,547
August	1.45	1.00	2,223,078
September	1.26	0.99	1,653,082
October	1.659	1.00	1,528,823
November	1.462	0.93	3,450,661
December	0.98	0.574	4,883,577

2007
January	1.08	0.588	3,650,707
February	1.108	0.70	1,604,100
March (1 – 29)	1.01	0.80	759,598

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

HUMAN RESOURCES

We had 216 full-time employees at December 31, 2006, 210 of which were located in Calgary, Alberta and the remainder in other locations.   As of the date hereof, we have 74 full-time employees, 69 of which are located Calgary, Alberta and the remainder in other locations.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth certain information in respect of our directors and executive officers.

Name, Province and Country of Residence	Position(s) and Offices Held with RS	Principal Occupations During the Five Preceding Years
Wilmot L. Matthews (2)(3) Ontario, Canada	Chairman and Director	President of Marjad Inc. (a private investment company).
Paul B. Giannelia Alberta, Canada	President, Chief Executive Officer and Director

President and Chief Executive Officer of RS since December 2006.  Chief Executive Officer of RS Technologies, a former division of RS, from January 2004 to December 2006.  From August 1977 to October 2003, President and Chief Executive Officer of SCI Group of Companies (a private infrastructure company).

Brian A. Felesky (2) Alberta, Canada	Director	Counsel with Felesky Flynn LP (a law firm specializing in income tax matters).
James K. Gray (3) Alberta, Canada	Director	Corporate Director and former Chairman and Chief Executive Officer of Canadian Hunter Exploration Ltd. (a natural gas company).
Dwayne D. Hunka (3) Alberta, Canada	Director	Co-owner and senior officer of Waiward Steel Fabricators Ltd. (a private steel fabrication company) since 1978.
David A. Williams (2) Ontario, Canada	Director	President of Roxborough Holdings Limited (a private investment company) since February 1995.
Robert I. Schaefer Alberta, Canada	Chief Financial Officer and Corporate Secretary

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

Cheryl FitzPatrick Alberta, Canada	Senior Vice President, Sales and Marketing

Senior Vice President, Sales and Marketing of RS since December 2006.  Senior Vice President, Sales and Marketing of RS Technologies, a former division of RS, from February 2006 to December 2006.  Vice President, Customer Service of Shell Chemicals Americas Inc. (a chemical company) from February 2004 to February 2006.  Director Technology Services, TELUS Communications Inc. (a telecommunications company) from June 2001 to December 2003.

Notes:

(1)

All of our directors have been appointed to hold office until the next annual general meeting of our shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.  Mr. Hunka has been a director since September 17, 1998.  Mr. Williams has been a director since December 20, 2004.  Messrs. Matthews, Giannelia, Felesky and Gray have been directors since February 21, 2007.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation, Nominating and Corporate Governance Committee.

(4)

We do not have an Executive Committee.

As at the date of this Annual Information Form, our directors and executive officers as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 11,732,274 Common Shares, representing approximately 9% of the outstanding Common Shares.

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

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

Our Audit Committee is comprised of David A. Williams (Chairman), Brian A. Felesky and Wilmot L. Matthews.  The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.  For the purposes of Multilateral Instrument 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Name and Municipality of Residence	Independent	Financially literate	Relevant Education and Experience
David A. Williams, Toronto, Ontario	Yes	Yes

Mr. Williams, the Chairman of the Audit Committee, has been the owner and President of Roxborough Holdings Limited, a private investment company, since January 1993.  From 1969 to 1993, he held senior management positions with Beutel Goodman & Company, a large institutional money management firm.  Mr. Williams is a director of a number of public companies and serves on the audit committees of Newport Partners Income Fund, Calvalley Petroleum Inc. and Western Copper Corporation.  Mr. Williams received a Bachelors degree in Business from Bishops University in 1963 and a Masters of Business Administration from Queen's University in 1964.

Brian A. Felesky Calgary, Alberta	Yes	Yes

Mr. Felesky is a senior tax lawyer involved in structuring public company re-organizations, acquisitions and spin-offs.  He serves or has served on a number of reporting issuer boards and is currently the Chairman of the audit committee for Epcor Power L.P. and is a member of the audit committee for Suncor Energy Inc.  Mr. Felesky received a Bachelor of Arts degree and a Bachelor of Laws degree from the University of Alberta.

Wilmot L. Matthews, Toronto, Ontario	Yes	Yes

Mr. Matthews is a Chartered Accountant who was also a Vice Chairman of Nesbitt Burns Inc. before his retirement in 1996.  He has served on numerous audit committees, including as chairman of the audit committee of Renaissance Energy Ltd. and for numerous years as a member of the audit committee of Burns Fry Ltd.  He is also a former member of the audit committee of Husky Energy Ltd. and is currently the Chairman of the audit committee of WestJet Airlines Ltd. Mr. Matthews received his Bachelor of Arts in Math, Physics and Chemistry from the University of Toronto and his Master of Science in Economics from the London School of Economics in London, England.

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

External Auditor Service Fees

The following table sets forth the audit service fees billed by our external auditor, KPMG LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Nature of Services Performed
Audit Fees
Fiscal Year ended December 31, 2006	$457,500	Audit of consolidated financial statements
Fiscal Year ended December 31, 2005	$577,918	Audit of consolidated financial statements

Audit – Related Fees
Fiscal Year ended December 31, 2006	$Nil
Fiscal Year ended December 31, 2005	$Nil

Tax Fees
Fiscal Year ended December 31, 2006	$Nil
Fiscal Year ended December 31, 2005	$1,164	Planning and tax compliance

All Other Fees
Fiscal Year ended December 31, 2006	$Nil
Fiscal Year ended December 31, 2005	$39,000	Consultations regarding Sarbanes-Oxley Section 404 compliance

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

LEGAL PROCEEDINGS

There are no material legal proceedings to which we are a party or of which any of our property is the subject, nor are any such proceedings known to us to be contemplated except as follows:

1.

Bazalt filed a Statement of Claim in the District Court for Warsaw, Poland on November 23, 2006 seeking payment from our company in the amount of PLN20,000 (approximately $8,000), plus default interest and costs in connection with our failure to make advances under a loan facility agreement between Bazalt and our company.  We, through our counsel, filed an objection in the District Court of Warsaw on January 15, 2007 seeking to dismiss the claim and for costs in the proceedings.  In addition, on February 16, 2007, we counterclaimed against Bazalt in the District Court for Warsaw claiming return of monies advanced under the same loan agreement in the amount of US$750,000.  The counterclaim file has been transferred to the Provincial Court in Lodz, Poland as that is the proper forum to hear this matter.  Management of our company is of the view that the claim submitted is without merit and will continue to defend our interests in relation to the loan agreement, including prosecution of its counterclaim against Bazalt;

2.

Inline Fiberglass Ltd. ("Inline") commenced a proceeding against our company and our wholly-owned subsidiary, Resin International, by Notice of Action on December 21, 2006 in the Ontario Superior Court of Justice.  The Notice of Action and subsequently prepared Statement of Claim were served on our company on January 26, 2007.  Inline claims in its Statement of Claim general damages in the amount of $600 million and punitive damages in the amount of $1 million for breach of contract, breach of confidence, breach of fiduciary obligations and conversion of Inline's property in relation to alleged agreements for the manufacture and sale of rollers for industrial applications and the technology associated with such manufacture.  Inline alleges that we have appropriated to ourselves various orders, customers and other prospects for such rollers as well as Inline's production technology.  In addition, Inline claims against us general damages in the amount of $50 million for breach of an agreement for the purchase and sale of shares in a Serbian company, alleging that the failure of Resin International to pay the balance of the purchase price in shares in the Serbian company resulted in a loss of business opportunities.  In both cases, Inline has claimed interest and costs on a substantial indemnity basis.  We brought an application March 6, 2007, returnable March 27, 2007, to stay the Ontario proceedings on the basis they have been commenced in the improper forum.  Once the forum issue is decided, we intend to vigorously defend the action.  While pleadings have not yet closed and no discoveries have yet taken place in the action, management of our company is of the view that the claim of Inline is without merit; and

3.

Stanley Rokicki ("Rokicki") and Bazalt commenced a proceeding against our company by Notice of Action on December 22, 2006 in the Ontario Superior Court of Justice.  A Notice of Action and Statement of Claim were served on our company on January 26, 2007.  In the Statement of Claim, the Plaintiffs claim general damages in the amount of $50 million, special damages in the amount of $1,125,000 plus interest and costs on a substantial indemnity basis for alleged breaches of a memorandum of understanding between Rokicki and our company and a loan facility agreement between Bazalt and our company.  The Plaintiffs allege that our failure to advance the balance of cash payments under the memorandum of understanding has resulted in the inability of Bazalt to fill commercial orders.  We filed a motion on March 6, 2007, seeking to stay the action in Ontario on the grounds that concurrent proceedings have been brought before another court and that Ontario is not the convenient forum.  Once the issue of the stay of proceedings and forum is determined, we intend to vigorously defend the action.  Although pleadings have not closed and no discovery has yet taken place, management of our company is of the view that the claim is without merit.

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

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar of our Common Shares and Debentures and is the trustee of the Debentures.  The registers of transfers of our Common Shares and Debentures are located in Toronto, Ontario and Calgary, Alberta.  We are the transfer agent and registrar of our outstanding warrants and broker warrants at our principal office located in Calgary, Alberta.

MATERIAL CONTRACTS

Other than contracts which we entered into in the ordinary course of business, the only contracts that are material to us and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and which are still in effect are:

1.

the Technology Transfer Agreement and Cost Sharing Agreement with Resin International referred to under "Corporate Structure";

2.

the Distribution Agreement with HD Supply Utilities referred to under "Business of the Corporation – II. RStandard Utility Poles – Marketing, Sales and Distribution";

3.

the Letter of Intent with Global Composite Manufacturing referred to under "Business of the Corporation – II. RStandard Utility Poles – Manufacturing"; and

4.

the trust indenture dated as of October 6, 2005 between us and Computershare Trust Company of Canada providing for the issue of the $25 million principal amount of Debentures on October 6, 2005 referred to under "Description of Capital Structure – Unsecured Convertible Debentures".

ESCROWED SECURITIES

To our knowledge, none of our securities are held in escrow or are subject to a pooling agreement.

PRIOR SALES

There is no class of our securities that is outstanding but not listed or quoted on a marketplace other than the following:

1.

$25 million principal amount of Debentures, the terms of which are disclosed under "Description of Capital Structure – Unsecured Convertible Debentures";

2.

on June 28, 2006, we issued 2,800,490 warrants which comprised part of 5,600,980 units which were issued at a price of $1.75 per unit, each whole warrant entitling the holder thereof to acquire one Common Share at an exercise price of $2.25 per share until December 28, 2007.  As at the date of this Annual Information Form, the 2,800,490 warrants are outstanding;

3.

on June 28, 2006, as part of the consideration for their services in connection with the immediately foregoing private placement, we issued agents broker warrants to purchase an aggregate of 280,049 units at an exercise price of $1.85 per unit until December 28, 2007, each unit being comprised of one Common Share and one-half of one warrant, each whole warrant entitling the holder thereof to acquire one Common Share at an exercise price of $2.25 per share until December 28, 2007.  As at the date of this Annual Information Form, the 280,049 broker warrants are outstanding;

4.

on November 6, 2006, as part of the consideration for their services in connection with a private placement of 3,378,378 Common Shares, we issued agents broker warrants to purchase an aggregate of 168,919 Common Shares at an exercise price of $1.70 per share until November 6, 2007.  As at the date of this Annual Information Form, the 168,919 broker warrants are outstanding; and

5.

on January 12, 2007, we issued 2,500,000 warrants which comprised part of 5,000 units which were issued at a price of $1,000 per unit, each warrant entitling the holder thereof to acquire one Common Share at an exercise price of $1.00 per share until July 14, 2008.  As at the date of this Annual Information Form, the 2,500,000 warrants are outstanding;

6.

on January 12, 2007, as part of the consideration for their services in connection with the immediately foregoing private placement, we issued agents broker warrants to purchase an aggregate of 625,000 Common Shares at an exercise price of $0.86 per share until July 14, 2008.  As at the date of this Annual Information Form, the 625,000 broker warrants are outstanding; and

7.

on March 29, 2007, as part of the consideration for their services in connection with a private placement of 31,338,889 Common Shares, we issued agents broker warrants to purchase an aggregate of 1,400,000 Common Shares at an exercise price of $1.00 per share until March 31, 2008.  As at the date of this Annual Information Form, the 1,400,000 broker warrants are outstanding.

INTERESTS OF EXPERTS

Names of Experts

The only person or company who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or relating to, our most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, is KPMG LLP, Chartered Accountants, our independent auditors.  KPMG LLP, Chartered Accountants, have performed the external audit of our consolidated financial statements for the fiscal year ended December 31, 2006.

Interests of Experts

KPMG LLP are independent of our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Neither KPMG LLP nor any director, officer or employee of KPMG LLP is or is expected to be elected, appointed or employed as a director, officer or employee of our company or of any associate or affiliate of our company.

ADDITIONAL INFORMATION

Additional information relating to us including the materials listed in the preceding paragraphs may be found on SEDAR at www.sedar.com or through our website at www.grouprsi.com.

Additional information, including our directors' and officers' remuneration and indebtedness, principal holders of our securities and our securities authorized for issuance under equity compensation plans is contained in our information circular for our annual and special meeting of shareholders to be held on May 23, 2007.

Additional financial information is also provided in our consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2006.

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

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or external auditor or experience in one or more positions that involve the performance of similar functions;

(b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, external auditor or person performing similar functions; or

(c)

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

3.

Review the annual and interim financial statements of RS and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval.  The process should include but not be limited to:

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

(i)

all critical accounting policies and practices to be used by RS;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

(iii)

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

•

on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and ensure that the external auditors are in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the external auditors have complied with applicable laws with the rotation of certain members of the audit engagement team;

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

The Committee may also retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of RS without any further approval of the Board.

Meetings and Administrative Matters

1.

At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2.

The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3.

A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4.

Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee will be taken.  The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5.

The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6.

Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7.

The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8.

Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9.

The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10.

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

11.

Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

 MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The following discussion of the financial condition and results of operations of Resin Systems Inc. (“RS” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the annual information form of the Company dated March 30, 2007 for a complete understanding of the financial position and results of operations of the Company.

This MD&A is dated and based on information at March 30, 2007.

All references to dollar values refer to thousands of Canadian dollars unless otherwise stated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its VRoll composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version resin and VRoll composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2006 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2006 is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and on the Company’s website at www.grouprsi.com.

Mission and Vision

RS is a composite product innovator.  RS engineers advanced composite products for large-scale industrial markets.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel.  The foundation of the Company is continuous innovation, product development and its proprietary Version polyurethane resin system.

RS’s vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener products.

Business Strategy

The Company is headquartered in Calgary, Alberta. Its business model to capitalize on load bearing composite products which it develops for large-scale industrial markets is comprised of the following stages:

 (i)

Product Screening – screening new product opportunities for products that have large and addressable markets with uniform requirements globally and where the benefits of the Company’s proprietary materials provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and product prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders.  During this stage, the Company will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand.  During this stage, the Company will supply manufacturing partners with its Version resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

The Company’s competitive advantage is its Version resin system and its composite products development and engineering expertise.  The Company focuses on developing products that have large and addressable markets with uniform requirements globally and where the benefits of RS’s proprietary materials provide economic and performance advantages over conventional materials.

By creating such products, the Company believes it can achieve significant revenue growth and superior returns without significant capital and resource requirements. Further, because the Company’s business model is based on partnering with experienced and established manufacturing and distribution partners, the Company believes it can achieve market penetration and its growth objectives faster because it benefits from its partners’ established infrastructure, resources, reputations and expertise.

Core Business Focus

Currently, the Company’s primary business focus is commercializing its first two products for which it has completed the product development stage:

(i)

RStandard is a light and durable modular composite utility pole that satisfies the complete breadth of transmission and distribution pole needs of utilities. This product recently entered the market penetration stage of the Company’s business plan; and

(ii)

VRoll is a light and durable large-diameter composite tube that is used in roller assemblies for industrial bulk material handling equipment. This product recently entered the market entry stage of the Company’s business plan.

2007 Outlook and Plans

RStandard

The Company will continue NAFTA market penetration for its RStandard modular composite utility poles.  In 2006, the Company successfully established its product in the market, with significant customer and revenue growth. In January 2007, to build on the RStandard poles market penetration, the Company signed a five-year distribution agreement with HD Supply Utilities, Ltd.,("HD Supply Utilities"), a Florida limited partnership owned by The Home Depot, Inc., to be the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands. Pursuant to the distribution agreement, HD Supply Utilities provided RS with an initial purchase order for RStandard poles with a value exceeding US$50 million.

The Company believes this agreement will enable an efficient and accelerated market penetration of RStandard poles. RS will benefit from HD Supply Utilities’ established reputation, customer base, industry relationships and distribution infrastructure.

Also in January 2007, the Company entered into a letter of intent with Global Composite Manufacturing, Inc. ("Global Composite Manufacturing"), a corporation operating in Tilbury, Ontario. This letter of intent provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company.  The production volume commitment in this agreement starts in June 2007 for an initial period of two years matching the volumes in the initial purchase order received from HD Supply Utilities.

With the pricing provisions in the HD Supply Utilities and Global Composite Manufacturing agreements, the Company anticipates stable and predictable margins during the term of these purchase arrangements.

VRoll

The Company completed the product development phase of its VRoll composite tubes in 2006 and will be focused on its market entry in 2007. In December 2006, RS entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC Technologies") of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the agreement, the Company will supply VRoll composite tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Conveyor Idler Rollers.  The agreement provides that RS will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia where the Company has pre-existing arrangements.

The Company and FMC Technologies will jointly introduce to market FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with VRoll composite tubes.  The first rollers will be for above ground applications and the Company anticipates beginning with pilot installations during the second half of 2007, followed by a full market launch before year-end.

VRoll composite tubes are currently manufactured at RS’s leased 5,200 square metre (56,000 square foot) Calgary production facility.  This facility currently has pultrusion lines capable of producing sufficient quantities of VRoll tubes required during the market entry stage of VRoll composite tubes.  As market demand increases for VRoll composite tubes, RS intends to enter into arrangements with one or more experienced third-party manufacturers to manufacture VRoll product for the Company.

In addition to RS’s 2007 business focus which will concentrate on capitalizing on these two products, the Company will continue to seek, develop and commercialize new products using its proprietary materials and composite engineering expertise.

The Company plans to execute its strategy with existing human and financial resources. Following significant cost and head count reductions in 2006, the Company has 74 personnel, down from 286, involved in business development, product development and engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration. The Company plans to achieve, and then grow, profitability though its focus in the following areas:

•

the successful integration of the HD Supply Utilities and Global Composite Manufacturing agreements – these agreements provide the foundation for RS to achieve minimum revenue and margin levels and provide the potential for significant market penetration over the next three years;

•

successful implementation of VRoll composite tubes’ market entry plans in conjunction with FMC Technologies – the market for VRoll tubes is expected to grow significantly over the next two years resulting in significant revenue growth; and

•

during this time, both products will continue to be refined and tested to meet the needs of the market.

The Company’s focus in 2007 is expected to build a strong foundation for future revenue growth. As a result of the Company’s focus on re-establishing RStandard pole production and introducing VRoll tubes to market, it expects modest revenue in 2007. The combination of significantly lower corporate overhead and revenue growth in late 2007 and 2008 is expected to allow the Company to transition from a loss in 2007 to profitability in 2008.

Following successful execution of these plans, the Company plans on developing new products and expanding its RStandard utility pole business outside NAFTA and the Caribbean Islands.

Key Performance Indicators

The Company measures its strategies’ success using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian generally accepted accounting principles and should not be considered as an alternative to other measures of performance which are in accordance with Canadian generally accepted accounting principles:

1)

Revenue and Customer Growth – The Company defines revenue growth as the increase in annual revenues from quarter to quarter. The Company defines customer growth as the increase in total customers from quarter to quarter. Both measures indicate the Company’s success in the market entry and market penetration of its products.

2)

Gross Profit Percentage – The Company determines gross profit percentage by dividing gross profit by revenue and expressing it as a percentage.  Gross profit percentage reveals the Company’s success in realizing economic value from its proprietary products.

3)

EBITDA – EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is a widely used measure indicating the results of the Company’s operations before the effect of capital decisions. It also approximates the Company’s cash flow from operations, and therefore provides an indication of the Company’s ability to fund future operations. EBITDA is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating EBITDA may differ from other issuers and may not be comparable to similar measures presented by other issuers.

Overview of 2006 results

2006 was a pivotal year in the Company’s history, involving very positive strides forward as well as significant challenges.

RStandard Utility Poles

The Company successfully executed its plan to continue its North American market penetration by adding key North American customers and increasing the number of repeat orders from existing customers. From 2005 to 2006, the Company’s RStandard utility pole overall customer base increased from 33 to 72, an increase of 118%.

RS’s increasing market presence began to show significant impact during the year, with product revenue increasing from $1,061 to $4,352, an increase of $3,291, and 310% over the same period last year.  The majority of the sales were a result of RStandard utility poles.

This increase in market demand for RStandard poles led to a five-year exclusive distribution agreement with HD Supply Utilities. The agreement includes an initial purchase order for RStandard poles that has a value exceeding US$50 million over two years after delivery start. HD Supply Utilities is now the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands for five years.

The Company completed the installation and commissioning of two production cells in Calgary, Alberta and had planned to achieve full and efficient production from these cells. Unfortunately, demand for RStandard poles has consistently outpaced the Company’s ability to produce them. The Company’s ability to produce RStandard poles at its Calgary production facility was greatly hampered by the following:

•

unexpected module surface quality issues at levels unacceptable for the Company’s exacting quality standards due to climate effects and resin handling, delivery and workability under a variety of conditions;

•

higher than planned material waste in its production process;

•

equipment issues resulting from incomplete performance and insufficiently robust equipment design by the Company’s equipment supplier; and

•

the Alberta labour market created significant challenges in hiring and retaining sufficient production staff for consistent and efficient production.

Thus, 2006 was a year where the Company spent considerable resources and time in overcoming RStandard production challenges. This slowed the Company’s progress toward profitability and required the Company to slow its international plans. In 2006, the Company had planned to build its international business by supporting licensees in China and Australia and New Zealand, and seeking additional licensees in other markets. During 2007, the Company does not anticipate expending a significant amount of its resources in these international markets as its primary business focus with respect to RStandard poles will be to collaborate with HD Supply Utilities to achieve market penetration in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands.

Through its efforts to overcome its production challenges, the Company identified a detailed series of equipment modifications and upgrades necessary for efficient and profitable manufacturing operations. These efforts culminated in the Company entering into a letter of intent with Global Composite Manufacturing to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment to its facilities and manufacture RStandard poles at a fixed cost for the Company.

VRoll Composite Tubes

Also during 2006, the Company successfully completed the product development stage of VRoll composite tubes and finalized the product’s commercialization model. During 2006, RS successfully completed initial internal and external testing of VRoll. These test results showed that VRoll composite tubes are:

•

40 percent lighter than steel;

•

more corrosion and abrasion resistant than steel; and

•

less conductive than steel.

RS plans to commercialize VRoll tubes in 2007 through its agreement with FMC Technologies. This agreement is a cornerstone of the Company’s commercialization plan for VRoll tubes and follows the Company’s strategy to partner with experienced third-party distributors.

Corporate Costs

The Company restructured its operations and resource levels to improve efficiencies in the second half of 2006 and the early part of 2007. The transfer of RStandard manufacturing to Global Composite Manufacturing, the consolidation of operations to one facility, and streamlining corporate administration and associated resource reductions is expected to save approximately $4.5 million per quarter compared to 2006 expenditures.

This consolidation resulted in a charge of $2,682 including a non-cash impairment charge of $1,779 during 2006.

After the restructuring, RS has 74 employees involved in business development, product development and engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration.

Financing

In order to meet the cash requirements of operations in 2006, the Company secured additional financing through two issuances of common shares.  The Company received net proceeds of $13,522 through the issuance of 8,979,358 common shares and an additional $4,709 through the issuance of 2,568,086 common shares pursuant to the exercise of purchase warrants.

Subsequent to year-end, the Company raised aggregate gross proceeds of $5,000 through a short-term bridge financing in January 2007. In addition, in March 2007, the Company announced a private placement of up to 35 million common shares for gross proceeds of up to $35,000 which proceeds are to be used to fund the restructuring costs related to the relocation of RStandard manufacturing to the facilities of Global Composite Manufacturing in Tilbury, Ontario, the start-up costs and capital expenditures required to commence manufacturing VRoll composite tubes and for general working capital purposes.

Management and Board Changes

During 2006, the Company restructured its management team. In February 2006, the Company appointed Ms. Cheryl FitzPatrick as senior vice president, sales and marketing.  Ms. FitzPatrick brings to RS twenty eight years experience in marketing, sales and service. She has held senior leadership roles in strategic planning, marketing, sales and service in the telecommunications industry, competing effectively in aggressive high tech markets.

In August 2006, the positions of senior vice president of production, previously held by Mr. Scott Terhune, and chief technology officer, previously held by Mr. Mark Warren, were combined into senior vice president of operations, which is currently vacant. Mr. Terhune continues in a senior sales position for the Company while Mr. Warren continues as a consultant to the Company for a fixed term.

In December 2006, Mr. Greg Pendura stepped down as RS’s president and chief executive officer and chairman of the board and Mr. Paul Giannelia was appointed president and chief executive officer.  Mr. Giannelia previously served as chief executive officer of the Company’s operating division, RS Technologies, since January 2004.

The Company also restructured its board of directors. Previous board members, Mr. William Demcoe, Mr. Zsolt Feketekuty and Mr. Greg Pendura resigned from the board. The Company thanks these individuals for their significant contributions through the Company’s formative years.

Mr. Wilmot Matthews, Mr. Brian Felesky, Mr. Paul Giannelia and Mr. James Gray have been appointed to the board of directors. They bring significant depth and experience to the Company. Mr. Matthews is serving as chairman of the board of directors.

Directors’ Biographies

Wilmot Matthews - Chairman

Mr. Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman. He is currently president of Marjad Inc., a private investment holding company, on the advisory board of Imperial Capital Corporation and a board director of WestJet Airlines Ltd. Previously, Mr. Matthews served on the board of directors for Husky Energy Inc., Denbury Resources Inc., Renaissance Energy Inc. and WorldPages.com. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past he has been involved with the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

Brian Felesky - Director

Mr. Felesky is counsel at Felesky Flynn, Barristers and Solicitors, and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. He is currently a member of the board of directors of Suncor Energy Ltd., Precision Drilling Trust, Fairquest Energy Ltd. and Epcor Power L.P. He sits on several volunteer boards including the Canada West Foundation, the Calgary Arts Development Authority, the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

Paul Giannelia - Director

Mr. Giannelia is the president and chief executive officer of RS. Previously, Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. Among his notable achievements during this time was leading the development and construction of the Confederation Bridge in Atlantic Canada, the Oldman River Dam in Alberta, Canada and the Olympic Oval in Calgary, Alberta, Canada. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an honorary member of the Engineering Institute of Canada.

James Gray -Director

Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada's larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. He is currently a member of the board of directors of Brookfield Asset Management Inc. (formerly Brascan Corporation), Canadian National Railways, Phoenix Technology Income Fund and Twin Mining Corporation. Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

Dwayne Hunka - Director

Mr. Hunka has been a member of the RS Board of Directors since 1995. Mr. Hunka has over 25 years of extensive management experience in the fabrication and manufacturing sectors. Mr. Hunka brings manufacturing expertise and insight as well as valuable experience related to rapid corporate growth. He is co-owner and vice-president and operations manager of Waiward Steel Fabricators Ltd., one of Canada’s largest and fastest growing steel fabrication companies and the largest in Western Canada.

David Williams, MBA - Director

Mr. Williams has served as president of his private investment company, Roxborough Holdings Limited of Toronto, Ontario, since 1995. He has extensive public board of director experience, serving as chairman of the board of Bennett Environmental Inc., FRI Corporation, Metro One Telecommunications, Inc., Western Silver Corporation, Calvalley Petroleum Inc., Atlantis Systems Corp. and RoaDor Industries Inc.

Selected Financial Information

	Years Ended December 31,			% increase (Decrease)
	2006	2005	2004	2006	2005
(in $'000's)
Product Revenues	$ 4,352	$ 1,061	$ 366	310	190
Net Loss	$ (43,411)	$ (21,007)	$ (14,814)	(107)	(42)
Net Loss Per Share	$ (0.48)	$ (0.26)	$ (0.24)	(85)	(8)
Total assets	$ 16,615	$ 35,519	$ 9,229	(53)	285
Total long-term liabilities	$ 17,544	$ 15,864	$ 606	11	2,518
Working capital	$ (2,826)	$ 17,698	$ (13,821)	(116)	(228)

Product revenue increased from 2005 primarily due to increased sales of RStandard poles of $3,451.  Resins and coatings revenue decreased by $161 compared to the prior year.  This was due to the Company’s change of focus to RStandard poles from a mix of RStandard poles and resins and coatings in 2005.

Net loss increased due to:

•

manufacturing start-up and production costs increasing in Calgary by $12,963;

•

restructuring charges of $2,682 from consolidating operations;

•

financing costs of $3,108 related to annual debenture interest and accretion costs; and

•

additional amortization of $1,664 from Calgary property, plant and equipment that was used in 2006.

Working capital has decreased by $20,524 mostly due to the use of $31,961 in cash to fund operations and the use of $3,497 for purchases of property, plant and equipment related to the Calgary production facility.   To fund these expenditures, the Company received $18,374 from issuance of common shares pursuant to equity financings and conversion of warrants and options to purchase commons shares.

Long-term liabilities increased by $1,680 from December 31, 2005 due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005.

EBITDA

Years Ended December 31,
	2006	2005	2004
(in $'000's)
Net Loss	$ (43,411)	$ (21,007)	$ (14,814)
Financing charges	$ 4,086	$ 963	$ 29
Depreciation	$ 2,623	$ 820	$ 964
Impairment of property, plant and equipment	$ 1,779	$ -	$ 1,517
EBITDA	$ (34,923)	$ (19,224)	$ (12,304)

EBITDA has decreased by 86% in 2006 compared to 2005 and 56% in 2005 compared to 2004 due to the Company’s focus of introducing RStandard poles to the market.  This involved significant costs related to manufacturing issues encountered during 2006.

Revenue

	Years Ended December 31,		% Increase
	2006	2005	(Decrease)
(in $'000's)
Product	$ 4,352	$ 1,061	310
Other	379	322	18
Total	$ 4,731	$ 1,383	242

The Company's market development and sales efforts for the year focused primarily on RStandard transmission and distribution poles. Start-up of the Calgary facility combined with increased demand for RStandard poles allowed the Company to increase sales revenues from RStandard poles by $3,451 versus the prior year.

Other income includes a $110 increase in interest income due to higher overall cash balances during 2006 compared to 2005. There was no rental income in 2006 compared to $55 earned in 2005.

Expenses

	Years Ended December 31,		% Increase
	2006	2005	(Decrease)
(in $'000's)
Cost of sales	$ 5,351	$ 988	442
Manufacturing start-up and
product development	21,815	8,852	146
General and administrative	8,459	7,763	9
Financing charges	4,086	963	324
Marketing and business
development	3,250	3,013	8
Restructuring charges	2,682	-	100
Amortization of property, plant and equipment	2,623	820	220
Impairment of property, plant and equipment and intangibles	-	-	-
Total Operating Expenses	$ 48,266	$ 22,399	115

Cost of Sales

Cost of sales increased from the prior year as a result of increased product sales.  Annual product gross margins were $(999), or negative 23%. This compares with the product gross margins of $73 or 7% in 2005.

Negative gross margins are due in part to the marketing strategy employed by RS.  In 2006, RS used discounted pricing in order to enhance initial market penetration resulting in negative gross margins.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the year increased by $12,963 over 2005. The increase in costs for 2006 was the result of the commissioning and start-up of the Calgary facility.  Scrap and waste during production increased by $8,404 to $8,884 in the current year.  This was due to production difficulties from climate effects and resin handling, delivery and workability under varying conditions. The result was a higher than expected level of scrapped poles and higher than anticipated use of raw materials. Further due to equipment issues and the inability to produce at full and efficient rates, unallocated costs increased by $4,107 over 2005. Costs related to product development increased by $448 over 2005.

Restructuring Charges

Restructuring charges in 2006 were $2,682 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff to transition the manufacturing of RStandard poles to Global Manufacturing Composites and to improve overall operating efficiency. Charges included the decommissioning of property, plant and equipment totalling $1,779, $495 in severance costs and $408 in dismantling and cleaning costs.

General and Administrative

General and administrative expenses for 2006 increased by $696 from the prior year, mainly due to:

•

severance costs of $540;

•

an increase in salaries and consulting of $515;

•

stock based compensation of $295; and

•

expenses incurred to develop operations in Bazalt of $127

These costs were offset by a decrease in professional fees of $774 due to lower accounting and investor relation costs.

Financing Charges

Financing charges increased by $3,123 from 2005 due mainly to:

•

increases in the debenture interest expense of $1,624;

•

debenture accretion expense of $1,365; and

•

amortization of deferred financing costs of $119 resulting from the unsecured convertible debentures issued which were outstanding for a full year in 2006 versus only 3 months in 2005.

Marketing and Business Development

Marketing and business development expenditures increased by $237 from 2005 due primarily to increases in salaries and consulting fees of $693 offset by reduction in business development expenses of $460.  These changes reflect the Company’s increased focus on existing products and reduced focus on new business developments.

Amortization of Property, Plant and Equipment

Amortization charges increased by $1,803 primarily due to property, plant and equipment additions at the Calgary production facility and a $263 asset impairment.

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities. This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company entered fiscal 2006 with $17,960 in cash. Cash used in operations in the year totalled $31,961, up from $20,467 in 2005.  The increase in use of funds can be directly attributed to the increase in manufacturing activity relating to the commission and start-up of the Calgary production facility.  Additional funds of $3,497 were used to purchase equipment for the Calgary production facility.

In order to fund this activity, the Company used cash reserves and supplemented those reserves through the issuance of:

•

5,600,980 units consisting of a common share and a half common share purchase warrant for net proceeds of $8,943;

•

3,378,378 common shares for net proceeds of $4,579;

•

2,568,086 common shares pursuant to the exercise of purchase warrants for total proceeds of $4,709; and

•

275,000 common shares pursuant to the exercise of stock options for total proceeds of $144.

Subsequent to the end of the year, the Company completed the private placement of a short-term $5,000 bridge financing together with a follow on common share offering resulting in:

•

the conversion of $3.6 million of notes into 3,661,111 common shares; and

•

the issuance of 31,338,889 million common shares for net proceeds of $31.3 million.

The remainder of the notes were repaid from the net proceeds of the common share issue.

Capital expenditure program

The Company plans on investing approximately $1,300 in 2007 on capital equipment related to VRoll tube production and to support research and development activities. Capital expenditures required during the next fiscal year will be financed through cash reserves.

Contractual obligations

The Company has entered into commitments related to premises leases as well as capital leases for plant equipment. The Company expects that in 2007, due to the consolidation of operations, certain excess space with annual rent of $175 will be sublet.  The minimum rent and lease payments payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

Expected Payment Date
Obligation	2007	2008	2009	2010	2011	Thereafter	Total
(in $'000's)
Operating Leases	$ 825	$ 784	$ 792	$ 797	$ 608	$ 2,265	$ 6,071
Capital Leases	$ 92	$ 71	Nil	Nil	Nil	Nil	$ 163
Long term payable	$ 203	$ 475	Nil	Nil	Nil	Nil	$ 678
Convertible Debentures	$ 2,125	$ 2,125	$ 2,125	$ 26,624	Nil	Nil	$ 32,999

On October 6, 2005, the Company issued $25,000 principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30 and December 31.  The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s common shares at the commitment date.

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

Bazalt

In connection with the investment in Bazalt (the Company’s 49%-owned variable interest entity), each shareholder of Bazalt has provided Bazalt with a demand credit facility of $2,186 (US$1,875) that may be drawn by written notice from Bazalt. The amount advanced by the Company to Bazalt as of December 31, 2006 was $874 and the amount advanced by the other shareholder was $227.

In the fourth quarter of 2006, RS began to take steps to terminate the demand facility and collect advances made to Bazalt as well as a deposit in the amount of $495 on a share purchase agreement with Inline Fibreglass related to a subsidiary of Inline Fibreglass. The other shareholder in Bazalt, Mr. Stanley Rokicki, is also a principal of Inline Fibreglass. Negotiations with Mr. Rokicki to collect such amounts were unsuccessful. Subsequent to year-end, court actions were brought against the Company by Bazalt, Inline Fibreglass and Mr. Rokicki. RS management believes these claims are without merit and intends to vigorously defend such actions and pursue its own claims.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from March 31, 2005 to December 31, 2006:

	2006				2005
	Dec	Sept	Jun	Mar	Dec	Sept	Jun	Mar
(in $'000's)
Product Revenue	1,124	2,059	353	816	505	246	227	83
Net Loss	(11,939)	(12,794)	(10,589)	(8,089)	(7,604)	(4,899)	(4,634)	(3,870)
Basic and diluted loss per common share	(0.13)	(0.14)	(0.12)	(0.09)	(0.09)	(0.06)	(0.06)	(0.05)
Total cash (1)	1,199	4,040	11,074	13,246	17,960	2,896	7,632	6,862
Total assets	16,615	20,060	30,998	32,367	35,519	19,704	17,941	16,643
Total long-term debt (2)	16,702	16,241	15,838	15,431	15,017	498	498	498

Notes: (1) Total cash is comprised of cash and short-term investments.
(2) Total long term debt is comprised of the unsecured convertible debenture and National Research Council advances.

Product revenue generally increased quarter over quarter with the exception of the quarters ended June 30 and December 31, 2006.  In 2006, the Company focused on the market penetration stage of RStandard poles.  This focus resulted in an increase in market demand which in turn resulted in an increase in revenue.

Net loss increased quarter over quarter due to the start-up and commissioning of the Calgary production facility and RStandard pole manufacturing challenges.

In order to fund the operations $25,000 principal amount of unsecured convertible debentures were issued in October 2005 resulting in a cash increase for the quarter.  As production started in Calgary and production issues were encountered, cash and total assets decreased quarter over quarter in 2006.

Fourth Quarter Results

Total Revenue
	Three Months Ended December 31,		% Increase (Decrease)
	2006	2005	2006
(in $'000's)
Product	$ 1,124	$ 505	123
Other	22	111	(80)
Total	$ 1,146	$ 616	86

The Company's revenues for the fourth quarter of 2006 were $1,124 compared to $505 in the fourth quarter of 2005.  The increase was due to an increase in utility product sales.  In order to address the continued production issues, RS slowed sales and production in the latter half of the quarter resulting in lower 2006 fourth quarter sales than in third quarter of 2006.

Other income in the fourth quarter of 2006 was $22 compared to $111 in the fourth quarter of 2005. This was due to higher investment balances in 2005 due to lower overall cash balances in the fourth quarter of 2006 versus 2005.

Operating Expenses
	Three Months Ended December 31,		% Increase (Decrease)
	2006	2005	2006
(in $'000's)
Cost of sales	$ 1,541	$ 516	199
Manufacturing start-up and product development	5,160	3,118	65
General and administrative	2,840	2,529	12
Financing charges	1,041	929	12
Marketing and business development	794	904	(12)
Restructuring charges	913	-	100
Amortization of property, plant and equipment	898	213	322
Total Operating Expenses	$ 13,187	$ 8,209	61

Cost of Sales

Cost of sales increased from the prior year as a result of increased product sales.  Quarterly product gross margins were $(417), or negative 37%.  This compares with product gross margins of $(11) or negative 2.2% in 2005.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the quarter increased by $2,042 over 2005. The increase in costs for 2006 was mainly comprised of operating the two Calgary production cells. For reasons cited earlier, scrap and waste during production increased by $1,308 from the prior year and unallocated costs related to the manufacturing and start-up of the production facility increased by $963. Costs related to product development decreased by $230 over 2005.

Restructuring Charges

Restructuring charges in the fourth quarter were $913 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff to transition manufacturing to Global Composites Manufacturing and improve overall operating efficiency.

General and Administrative

General and administrative expenses for the quarter increased by $311 from the prior year’s quarter, mainly due to severance costs, an increase in salaries and consulting fees of $77 and expenses incurred to develop operations in Bazalt of $127 offset by a decrease in professional fees of $395 due to lower accounting and investor relation costs.

Financing Charges

Financing charges increased by $112 in the fourth quarter of 2006 compared to the same period in 2005.  This is due to the accretion expense related to the unsecured convertible debentures issued in October 2005.

Marketing and Business Development

Marketing and business development 2006 fourth quarter expenditures decreased by $110 from 2005 due primarily to a reduction in business development expenses of $182, a decrease in advertising and promotion of $35 and a decrease in travel/entertainment expenses of $26 offset by an increase in salaries and consulting of $125.

Amortization of Property, Plant, and Equipment

Amortization charges for the quarter increased by $685 compared to 2005 due to a $263 impairment of Bazalt assets and as a result of equipment additions in the Calgary plant.

NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Accounting Standards Board (AcSB) has issued sections:

•

1530, Comprehensive Income;

•

3855, Financial Instruments — Recognition and Measurement;

•

3861, Financial Instruments – Disclosure and Presentation

•

3865, Hedges;

1530 - Comprehensive Income, 3855 - Financial Instruments — Recognition and Measurement and 3865 - Hedges

In April 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement, and properly disclosed in the notes to the financial statements. Section 3865 sets out hedge accounting prerequisites and rules, and builds on existing Canadian generally accepted accounting principles guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. The Company has considered all financial instruments, potential hedging relationships and the presentation of comprehensive income is prepared to adopt the standards on November 1, 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the December 31, 2006 Consolidated Financial Statements.

Consolidation of Variable Interest Entities

On July 21, 2005, RS acquired 49% of the common shares of Bazalt for a cash consideration of $9 (24 Zlotys) for the purpose of commercializing composite products in Poland and conducting related research and development. On July 1, 2005, in contemplation of the above transaction, the Company and the founding shareholder each agreed to provide Bazalt with unsecured demand credit facilities of up to a maximum amount of US$1,875 with semi-annual interest payments commencing July 1, 2007 at the US dollar prime rate of a specified Canadian chartered bank.  The Company advanced $310 (US$250) and $620 (US$500) on July 12, 2005 and July 27, 2005, respectively, and the founding shareholder advanced $245 (US$194) on May 20, 2005.

Bazalt is a variable interest entity as its total equity is not sufficient to finance its activities without the additional subordinated credit facilities provided by its shareholders.  The Company determined that it is the primary beneficiary as its advances under the unsecured credit facilities have exceeded that of the founding shareholder (“non-controlling interest”) since inception.

Future Operations

The Company is in the commercialization stage of its composite product business and therefore, is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. As a result, the consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company is committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Company’s business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites. The Company has not earned profits to date and cannot provide assurance that it will achieve, or be able to sustain, profitability in the future.

To date, the Company has financed its activities through the issuance of shares, warrants and debentures to shareholders and investors, and continues to operate as a going concern. Future financing is required in order to fund operating costs as they come due. The Company’s success will ultimately depend on its ability to generate revenues from its product sales, so its operating costs may be financed by revenues from operations, instead of outside financing.  The outcome of these matters is uncertain and cannot be predicted at this time. Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operate as a going concern.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

Interest income from investments is recognized as it is earned.

Inventories

Raw materials are stated at the lower of average cost and replacement cost. Finished goods are stated at the lower of average cost and net realizable value.

Impairment of Long-lived Assets

The Company performs an impairment test on long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company estimates the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts.  The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate.  Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions.  A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.

Research and development

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  Since inception, no amounts from research and development activities have been capitalized.

Stock-based compensation plans

The Company applies the fair-value method of accounting to all stock-based compensation arrangements for both employees and non-employees.  Compensation cost of equity-classified awards to employees is measured at fair value at the grant date and is expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur.

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

The Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a)

Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties.  In order to compensate for this weakness, the Chief Executive Officer and Chief Financial Officer along with senior management oversee all material transactions and related accounting records.  In addition, the Audit Committee reviews on a quarterly basis the financial statements and queries management about significant transactions.

b)

Due to limited staff, the Company’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  To address this risk, the Company consults with third party expert advisors in connection with the recording and reporting of complex and non-routine transactions.  As the Company incurs future growth, the Company plans to expand the technical competence of the individuals involved in the accounting function.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance they do not expect that the internal control over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Risk Factors

A discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2006 dated March 30, 2007.  This annual information form can be found on the Company’s website at www.grouprsi.com, the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Consolidated Financial Statements of

RESIN SYSTEMS INC.

Years Ended December 31, 2006 and 2005

RESIN SYSTEMS INC.

Management’s Report

Management’s Responsibility for Consolidated Financial Statements

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

In discharging its responsibilities, management maintains and relies upon a system of internal controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.  Management has tested the effectiveness of internal controls.

Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Signed “Paul Giannelia”                                                                           Signed“RobSchaefer”

Paul Giannelia                                                                                           Rob Schaefer

President, CEO                                                                                          CFO

Calgary, Canada

March 30, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada

March 30, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Resin Systems Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 30, 2007 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada

March 30, 2007

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

December 31, (in $'000's)	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$1,199	$17,960
Accounts receivable	985	788
Inventories (note 5)	2,218	2,539
Prepaid expenses and deposits	263	216
	4,665	21,503
Restricted cash and deposits (note 4)	514	1,515
Property, plant and equipment (note 6)	10,839	11,744
Deferred financing costs (note 8)	597	757
	$16,615	$35,519
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$6,951	$3,364
Other current liabilities (note 7)	540	441
	7,491	3,805
Convertible debentures (note 8)	16,273	14,519
Other long-term liabilities (note 7)	1,271	1,345
	25,035	19,669

Shareholders' equity (deficit)
Share capital (note 9(a))	73,660	55,392
Warrants (note 9(a))	1,172	1,021
Equity component of convertible debentures (note 8)	10,258	10,258
Contributed surplus (note 9(d))	3,731	3,009
Deficit	(97,241)	(53,830)
	(8,420)	15,850
Future operations (note 1)
Commitments (note 16)
Subsequent event (note 17)
	$16,615	$35,519

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ David Williams”

      Signed “ Wilmot Matthews”

Director

Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

Years ended December 31, (in $'000's)	2006	2005
Product revenue (note 14)	$4,352	$1,061
Other income	379	322
	4,731	1,383
Expenses
Cost of sales	5,351	988
Manufacturing start-up and product development	21,815	8,852
General and administrative	8,459	7,763
Financing charges (note 11)	4,086	963
Marketing and business development	3,250	3,013
Restructuring charges (note 10)	2,682	-
Amortization of property, plant and equipment (note 3)	2,623	820
	48,266	22,399
Loss before non-controlling interest	(43,535)	(21,016)
Non-controlling interest	124	9
Net loss	(43,411)	(21,007)
Deficit, beginning of period	(53,830)	(32,823)
Deficit, end of period	$(97,241)	$(53,830)
Basic and diluted loss
per common share	$(0.48)	$(0.26)
Basic and diluted weighted average number
of shares outstanding	89,858	79,643

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

Years ended December 31, (in $'000's)	2006	2005
Cash provided by (used in):
Operating:
Net loss	$(43,411)	$(21,007)
Proceeds of tenant inducements (note 7(d))	330	-
Amortization of property, plant and equipment	2,623	820
Financing charges	160	40
Amortization of deferred gain on sale of property, plant and equipment (note 7(c))	(87)	(62)
Accretion of convertible debenture (notes 8 and 11)	1,754	390
Non-cash restructuring charges (note 10)	1,779	-
Stock based compensation (note 9(b))	767	453
Non-controlling interest in net loss (note 3)	(124)	(9)
Other non-cash items	(59)	(9)
Contributed surplus (note 9(d))	-	(75)
Change in non-cash operating working capital (note 13)	4,307	(1,008)
	(31,961)	(20,467)
Financing:
Issue of share capital	18,374	19,043
Issue of convertible debentures	-	23,590
Repayments of other long-term liabilities	(80)	(85)
	18,294	42,548
Investing:
Purchase of property, plant and equipment	(3,497)	(9,340)
Proceeds on sale and leaseback of property, plant and equipment (note 6)	-	4,000
Restricted cash and deposits	1,001	(1,294)
Non-controlling interest (note 3)	124	9
Change in non-cash investing working capital (note 13)	(722)	533
	(3,094)	(6,092)
Increase (decrease) in cash and cash equivalents	(16,761)	15,989
Cash and cash equivalents, beginning of year	17,960	1,971
Cash and cash equivalents, end of year	$1,199	$17,960

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

Future Operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In 2006, RS reported a net loss of $43,411.  At December 31, 2006, RS had negative working capital of $2,826 and a deficit of $97,241.

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

(b)  Cash and cash equivalents:

Cash and short-term investments consist of cash in banks and deposit and short-term investments with original maturities of ninety days or less.

(c)  Inventories:

Raw materials are stated at the lower of average cost and replacement cost and finished goods are stated at the lower of average cost and net realizable value.

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

(h)  Revenue recognition:

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

(i)  Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not the asset will not be realized.

(j)  Foreign currency translation:

RS’s subsidiaries and variable interest entity are integrated operations and are translated into Canadian dollars using the temporal method.  Accordingly, all monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are translated at the exchange rate in effect at the transaction date.

(k)  Stock-based compensation plans:

RS applies the fair-value method of accounting to all stock-based compensation arrangements, using the Black-Scholes option pricing model, for both employees and non-employees.  Compensation cost of equity-classified awards to employees are measured at fair value at the grant date and expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur.

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

(l) Earnings per share:

The if-converted method assumes the conversion of convertible securities at the latter of the beginning of the reported period or issuance date, if dilutive.

(m) Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

 3.   Bazalt acquisition:

On July 21, 2005, RS acquired 49% of the common shares of Bazalt for a cash consideration of $9 (24 Zlotys) for the purpose of commercializing composite products in Poland and conducting related research and development. On July 1, 2005, in contemplation of the above transaction, the Company and the founding shareholder each agreed to provide Bazalt with unsecured demand credit facilities of up to a maximum amount of U.S. $1,875 with semi-annual interest payments commencing July 1, 2007 at the U.S. dollar prime rate of a specified Canadian chartered bank.  The Company advanced $310 (U.S. $250) and $620 (U.S. $500) on July 12, 2005 and July 27, 2005, respectively, and the founding shareholder advanced $245 (U.S. $194) on May 20, 2005.

Bazalt is a variable interest entity as its total equity is not sufficient to finance its activities without the additional subordinated credit facilities provided by its shareholders.  The Company determined that it is the primary beneficiary as its advances under the unsecured credit facilities have exceeded that of the founding shareholder (“non-controlling interest”) since inception.

The purchase price was allocated to net assets acquired including cash of $18, a deposit on property, plant and equipment of $237 (U.S. $194), an unsecured credit facility of $237 (U.S. $194) and the non-controlling interest of $9 (25 Zlotys).  The results of operations of Bazalt have been reflected in these financial statements commencing July 7, 2005.

In 2006 a property, plant and equipment impairment of $263 (2005-$Nil) was recorded to amortization of property, plant and equipment.

At December 31, 2006, the financial statements include property, plant and equipment of Bazalt of $422 (2005 - $536) located in Poland.

4.  Restricted cash and deposits:

RS has established certain credit arrangements for through its bank which are secured by cash of $405 (2005 - $971) held in a separate account.  In addition, the Company has classified Bazalt’s cash of $80 (2005 - $463) as restricted cash as all distributions require the approval of the Company and the non-controlling interest in Bazalt.

Deposits of $29 (2005 – $81) include long-term security deposits on property leases.

5.  Inventories:

December 31,	2006	2005
Raw materials	$ 1,670	$ 2,017
Finished goods	548	522
	$ 2,218	$ 2,539

In 2006, RS wrote down inventories of $36 (2005 - $265).

6.  Property, plant and equipment:

2006	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	23	370
Equipment	9,853	1,744	8,109
Furniture and fixtures	509	199	310
Automotive	280	67	213
Computer hardware and software	1,380	874	506
Leasehold improvements	1,522	243	1,279
	$ 13,989	$ 3,150	$ 10,839

2005	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	394	8	386
Equipment	10,069	1,011	9,058
Furniture and fixtures	457	135	322
Automotive	192	32	160
Computer hardware and software	1,150	592	558
Leasehold improvements	1,340	132	1,208
	$ 13,654	$ 1,910	$ 11,744

At December 31, 2006, the equipment and vehicles included assets under capital lease with a cost of $436 (2005 – $338) and accumulated amortization of $149 (2005 – $66).

In 2005, RS sold land and the related building for gross proceeds of $4,000 and immediately leased them back.  The Company had an option to repurchase the land and building for $4,375 which was cancelled on September 14, 2006. The Company realized a gain of $906 which has been deferred and is being recognized over the term of the ten year lease as an adjustment to lease expense.

7.  Other liabilities:

	2006	2005
Other liabilities:
Unsecured credit facility (note 3)	$ 103	$ 227
NRC advances (a)	429	498
Capital lease obligation (b)	163	174
Deferred sale leaseback gain (c) (note 6)	757	844
Deferred lease inducement (d)	349	43
Unearned revenue	10	-
Total other liabilities	$ 1,811	$ 1,786

	2006	2005
Current portion:
Unsecured credit facility (note 3)	$ 103	$ 227
NRC advances (a)	203	13
Capital lease obligation (b)	92	102
Deferred sale leaseback gain (c) (note 6)	78	91
Deferred lease inducement (d)	54	8
Unearned revenue	10	-
Total other current liabilities	$ 540	$ 441

Long-term portion:
NRC advances (a)	$ 226	$ 485
Capital lease obligation (b)	71	72
Deferred sale leaseback gain (c) (note 6)	679	753
Deferred lease inducement (d)	295	35
Total other long-term liabilities	$ 1,271	$ 1,345

(a) Pursuant to an agreement with the National Research Council (“NRC”), as amended, the Company received advances of $498 to develop its resins.  The advances of $498 plus a contingent 50% return on the advances of $249 are repayable quarterly at a rate of 1.9% of the Company’s gross revenue, as defined, for the period December 1, 2005 through November 30, 2010. If the advances of $498 have not been repaid by December 1, 2010, the Company is required to continue repayments of 1.9% of gross revenues until either the aggregate of the advances plus return of $747 is repaid or November 30, 2015.  The Company will recognize the contingent amount when conditions arise that will cause it to be repayable.

(b) These capital leases are payable in equal monthly installments of $13 (2005 - $9) including interest at 7.6%, due October 18, 2008.

(c)  In 2006, the Company recognized $87 (2005 - $62) of the deferred gain.

(d) In 2006, the Company renegotiated two operating leases and received $330 in tenant inducements.  These inducements are being amortized over the term of the leases.

8. Convertible debentures and deferred financing costs:

On October 6, 2005, the Company issued $25,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.

The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the commitment date.

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

The debentures were bifurcated into a liability component of $14,129 and an equity component of $10,871 at inception.  The difference between the $25,000 due on maturity and the initial liability component is accreted and recorded as financing charges.  The accretion amount expensed and added to the debenture liability was $1,754 (2005 - $390).

The financing costs related to the debentures of $1,410 have also been bifurcated into a liability component and an equity component on a pro-rata basis based on carrying amounts.  The liability component of $797 has been recorded as deferred financing costs and is being amortized over the term of the debenture with the unamortized balance at December 31, 2006 being $597 (2005 - $757).  The equity component of $613 has been netted against the equity component of the debenture.

9.  Shareholders’ equity:

(a)  Authorized and issued share capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2004	68,509	$ 36,277	4,651	$ 1,207
Issued for cash, net of issue costs	8,696	7,805	4,347	1,632
Broker warrants attributed to share issue costs	-	(348)	502	348
Stock options exercised	1,237	903	-	-
Warrants exercised	5,836	10,755	(5,836)	(1,828)
Warrants expired	-	-	(1,123)	(338)
Balance, December 31, 2005	84,278	55,392	2,541	1,021
Issued for cash, net of issue costs(1)(3)	8,979	12,584	2,800	938
Broker warrants attributed to share issue costs(1)(3)	-	(235)	589	235
Stock options exercised	275	212	-	-
Warrants issued (2)	-	-	99	-
Warrants exercised (2)	2,568	5,707	(2,568)	(998)
Warrants expired (2)	-	-	(72)	(24)
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172

(1)  In June 2006, RS completed a private placement of 5,601 units for aggregate proceeds of $8,943.  Each unit consisted of one common share and one half common share purchase warrant expiring December 28, 2007.  The purchase warrants have an exercise price of $2.25 per share and were recorded at a fair value of $938.

A further 280 warrants were granted to brokers.  Upon exercising the warrants an additional one half common share purchase warrant will be available for exercise expiring December 28, 2007 leaving a total of 420 warrants available for exercise.  The warrants have an exercise price of $1.85 per share and the half common share purchase warrants have an exercise price of $2.25 per share.  The recorded fair value of the warrants was $171.

(2)  During 2006, RS issued 2,568 common shares pursuant to the exercise of common share purchase warrants for aggregate proceeds of $4,709.  Of the warrants exercised, 198 warrants entitled the holder to an additional one-half common share purchase warrant to purchase common shares by February 14, 2006 at $2.00 per common share.  Relating to the warrants exercised, $998 has

 (a)  Authorized and issued share capital (continued):

been transferred to share capital. In addition, 72 purchase warrants expired unexercised.

(3) In November 2006, RS completed a private placement of 3,378 common shares for aggregate proceeds of $4,579.  A further 169 warrants were granted to brokers.  The warrants have an exercise price of $1.70 per share.  The recorded fair value of the warrants was $64.

(b) Stock based compensation:

In 2006, RS recorded $767 (2005 - $478) in stock-based compensation expense to employees and non-employees.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average assumptions and results	2006	2005

Risk free interest rate (%)	4.11	3.28
Expected life (years)	3.43	4.00
Expected volatility (%)	67.75	93.00
Expected dividends ($)	-	-
Weighted average grant-date fair value ($)	0.84	1.33

 (c) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees (in ‘000’s)	share options	exercise price
Outstanding, December 31, 2004	4,078	0.88
Granted	210	1.95
Exercised	(970)	0.51
Change in grantee status to non-employees	(105)	0.47
Outstanding, December 31, 2005	3,213	$ 1.07
Granted	1,145	1.82
Exercised	(225)	0.55
Change in grantee status to non-employees	(70)	1.45
Forfeited	(220)	2.05
Outstanding, December 31, 2006	3,843	$ 1.26

Options held by non-employees (in ‘000’s)	Number of share options	Weighted average exercise price
Outstanding, December 31, 2004	1,588	0.81
Granted	600	1.27
Exercised	(268)	0.69
Change in grantee status from employees	105	0.47
Forfeited	(650)	1.05
Outstanding, December 31, 2005	1,375	$ 0.90
Granted	486	1.45
Exercised	(50)	0.37
Change in grantee status from employees	70	1.45
Forfeited	(25)	0.34
Outstanding, December 31, 2006	1,856	$ 1.08

The following table summarizes information about the stock options outstanding as at December 31, 2006:

Price range	outstanding	average years	Exercisable
$0.34 - 0.51	100	0.34	100
0.52 - 0.78	750	0.92 - 0.96	750
0.79 - 1.19	2,628	1.01 - 2.97	1,628
1.20 - 1.79	1,685	0.32 - 4.74	175
1.80 - 2.40	536	3.88 – 4.26	60
$0.34 - 2.40	5,699	2.09	2,713

In 2005, the Company entered into an engagement agreement with a company to commercialize RStandard poles in China.  Upon execution of the engagement agreement, the Company granted 500 stock options at a strike price of $1.25 for a term of three years which vest immediately upon the execution of the joint venture agreement in China and receipt of adequate security for an initial pole purchase.  At December 31, 2006, a joint venture agreement has not been executed.

In 2003, the Company agreed to grant 1,000 stock options at a strike price of $1.18 to a company controlled by one of its senior officers upon the Company achieving certain revenues, pretax profits or price/earnings ratios on or before January 1, 2008.  As of December 31, 2006, the Company has not yet met these objectives.

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus:

	2006	2005
Balance, beginning of year	$ 3,009	$ 2,517
Stock-based compensation cost - stock options	767	478
Stock options exercised	(69)	(224)
Expired warrants	24	338
Stock-based compensation - ARC (1)	-	(25)
Settlement with ARC for cash(1)	-	(75)
Balance, end of year	$ 3,731	$ 3,009

(1) In 2004, RS and the Alberta Research Council (“ARC”) amended an agreement effective in 2002 by increasing the total value of services provided by ARC by an additional $100 in exchange for the equivalent fair value of RS’s common shares on completion of performance as set out in the original agreement. In 2004, the additional services were utilized and RS recorded the commitment of common shares to ARC.  On December 6, 2005, RS and ARC further amended the agreement to settle the obligation for cash of $75; which was paid on December 15, 2005.

10.  Restructuring charges:

On August 31, 2006, the Company announced the decision to close the Edmonton facilities and consolidate all activities in Calgary.  Further in December 2006, the Company significantly curtailed and later shut down RStandard production at its Calgary plant.  During the year the Company incurred resulting restructuring charges as follows:

Workforce reduction	$ 495
Property, plant and equipment impairment	1,779
Dismantling and cleaning charges	277
Taxes, utilities and lease costs	131
Total restructuring charges	$ 2,682

      Property, plant and equipment impairment charges of $1,779 consisted of $1,474 of Edmonton equipment and $305 of Calgary equipment not deemed useful for further operations.  The salvage value of the equipment net of disposal costs is deemed to be $Nil.

10.  Restructuring charges (continued):

Upon consolidating activities in August 2006, the Company reduced its workforce by 56 employees and incurred workforce reduction charges of $289, from associated severance and benefit costs.

Upon the initial curtailment of production in Calgary, the Company reduced its workforce by 134 employees and by 22 additional employees in January 2007 on the final shut-down.  Workforce reduction charges of $206 were related to the cost of severance and benefits associated with the terminated employees.

11.  Financing charges:

       Financing charges are comprised of:

	2006	2005
Debenture interest expense	$ 2,125	$ 501
Interest on capital lease obligations	9	13
Other interest expense	38	19
Amortization of deferred financing cost (note 8)	160	40
Debenture accretion expense (note 8)	1,754	390
	$ 4,086	$ 963

12.  Income taxes:

(a)  Expected tax rate:

In 2006, the Company’s statutory income tax rate was approximately 32.12% (December 31, 2005 – 33.62%).  RS’s recorded income tax expense (reduction) differs from the amounts computed by applying the statutory income tax rate to the loss before income taxes as a result of the following:

	2006	2005
Loss before income taxes	$ (43,411)	$ (21,007)
Computed "expected" tax reduction	(13,943)	(7,063)
Change in valuation allowance	9,775	7,065
Change in tax rates	3,437	(77)
Other	731	75
	$ -	$ -

(b)  Net future income tax assets:

The temporary differences that give rise to future income tax assets (liabilities) are as follows:

	2006		2005
	Temporary Differences	Tax effected	Temporary Differences	Tax effected
Future tax assets:
Non-capital loss carry forward	$ 79,194	$ 23,037	$ 43,007	$ 14,459
Property, plant and equipment	11,205	3,249	6,802	2,287
Other	2,948	829	2,007	595
	93,347	27,115	51,816	17,341

Less valuation allowance	(93,347)	(27,115)	(51,816)	(17,341)
	$ -	$ -	$ -	$ -

The non-capital losses carried forward expire primarily from 2007 through 2026

13. Supplemental cash flow information:

Changes in non-cash working capital:

	2006	2005
Accounts receivable	$ (197)	$ (558)
Inventories	321	(1,998)
Prepaid expenses and security deposits	(47)	(130)
Accounts payable and accrued liabilities	3,586	1,976
Other current liabilities	(78)	235
Change in non-cash working capital	$ 3,585	$ (475)

Relating to
Operating activities	$ 4,307	$ (1,008)
Investing activities	(722)	533

  Interest and taxes paid and received:

	2006	2005

Interest paid	$ 1,082	$ 15
Interest received	359	155
Cash taxes paid	-	-

14.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.

In 2006, RS’s revenue include sales to customers located in the United States of $1,054 (2005 - $566), Asia of $243 (2005 - $nil) and Australia of $nil (2005 - $79) with all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

Product	2006	2005
Utility poles	$ 4,190	$ 739
Version resin	116	277
Other products	46	45
Totals	$ 4,352	$ 1,061

The following table represents sales to customers that individually represented 10% or more of the Company’s total product revenue for the periods indicated:

Customers	2006	2005
Customer A	50%	20%
Customer B	14%	16%
Customer C	-	11%
Customer D	-	11%
Totals	64%	58%

15. Financial assets and financial liabilities:

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.  At December 31, 2006 and 2005, the carrying amounts of the capital lease obligations and the liability portion of the convertible debt approximate their fair values due to interest rates that reflect market rates.

As at December 31, 2006, the Company had modest exposure to interest rate risk to the extent that changes in market interest rates will impact the Bazalt unsecured credit facility that has a floating interest rate or the fair value of the liability and equity components of the convertible debentures with a fixed interest rate.

The Company does not engage in any hedging or currency trading activities.  Business activities are conducted primarily in U.S. and Canadian dollars and assets and liabilities are denominated primarily in Canadian dollars.  A substantial portion of sales and raw material purchases are denominated in U.S. dollars, while most of the administrative costs are denominated in Canadian dollars.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in general and administrative expenses.  In 2006, the Company recorded realized foreign exchange gains of $17 (2005 – gain of $1).

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.  At December 31, 2006 and 2005, RS held no collateral or other security relating to accounts receivable

16.  Commitments and contractual obligations:

RS has entered into agreements to lease plant and office space in three locations; one is office space with an initial term to June 30, 2011, with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016, with two five-year renewal options and one with research and development facilities with an initial term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Period	Lease payments
2007	$ 825
2008	784
2009	792
2010	797
2011	597
Thereafter	2,265

17.  Subsequent event:

(a)  On January 12, 2007, RS completed a private placement of 5,000 units for aggregate proceeds of $4,889.  Each unit consisted of a $1,000 unsecured promissory note (the “Note”) and 500 common share purchase warrants expiring on July 12, 2008, each warrant entitling the holder to purchase one common shares at $1.00 per common share.

A further 625 warrants were granted to brokers.  The warrants have an exercise price of $0.86 per share.

The Notes are due on July 12, 2007 and accrue interest at a rate of eight percent per annum payable on maturity. Since RS has chosen to complete another equity financing (see 17(d)) the subscribers have a first right, but not the obligation, to participate (the "Participation Right") in the equity financing (the "Financing") of RS. Should a holder elect not to exercise its Participation Right, RS must repay the Notes, together with any accrued and unpaid interest, out of the net proceeds of the Financing.

 (b) During January 2007 the Company signed a five-year agreement with HD Supply Utilities to be the exclusive distributor of RS’s RStandard™ transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands. The agreement includes an initial purchase order for RStandard™ poles with a value exceeding U.S. $50 million over two years after delivery start, subject to applicable terms and conditions. Shipments are expected to begin in June 2007 and are expected to continue to June 2009.

(c)  During January 2007 RS licensed Global Composite Manufacturing to manufacture RStandard poles.  Under the agreement, RS will lease its existing two production cells to Global Composite Manufacturing. Global Composite Manufacturing, through its own resources, will relocate and upgrade the equipment. In addition, Global Composite Manufacturing will finance and construct a third production cell to meet additional product demand once they have reached successful and consistent operation of the existing manufacturing cells. RS will continue to own the equipment and any future additions, all related technology and all associated modifications.

(d) In March 2007, the Company raised proceeds of $31,339 through a private placement of 31,338,889 Common Shares, which proceeds are partially being used to fund the repayment of $1,424 of the Company’s unsecured promissory notes issued January 12, 2007.  In addition, the Company issued 3,661,111 Common Shares to holders of $3,600 of the unsecured promissory notes issued January 12, 2007 at a deemed price of $1.00 per share pursuant to such holders' rights to participate in the private placement.

18. Reconciliation with United States generally accepted accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP.  These principles differ in some material respects from U.S. GAAP as noted below.

	2006	2005
Statement of operations

Net loss under Canadian GAAP	$ (43,411)	$ (21,007)
Adjustments:
Convertible debentures (a)	1,643	359
Stock options granted to employees (b)(i)	27	407
Variable stock options (b)(ii)	-	(32)
Stock options granted to non-employees (b)(iii)	(9)	(95)
Sale and leaseback of property, plant and equipment (c)	(12)	(88)
	1,649	551
Net loss and comprehensive loss under U.S. GAAP	$ (41,762)	$ (20,456)
Basic and diluted loss per share under U.S. GAAP	$ (0.46)	$ (0.26)

	2006	2005
Shareholders' equity
Shareholders' equity under Canadian GAAP	$ (8,420)	$ 15,850
Adjustment for equity portion of convertible debentures	(8,256)	(9,899)
Adjustment for sale/leaseback on sale of property	(100)	(88)
Shareholders' equity under U.S. GAAP	$ (16,776)	$ 5,863

(a) Convertible debentures:

Under U.S. GAAP, the convertible debentures issued in 2005 were determined to be conventional convertible debentures; accordingly, the conversion feature was not required to be assessed for bifurcation.  As a result, the accretion of $1,754 (2005 – $390) of the liability component of the debenture to the maturity amount recorded under Canadian GAAP has been reversed for U.S. GAAP.  In addition, the amortization of deferred financing costs related to the liability component of the convertible debentures of $160 (2005 - $40) using the straight-line method under Canadian GAAP has been reversed and amortization of all deferred financing costs related to the convertible debentures of $271 (2005 - $65) using the effective interest method under U.S. GAAP has been recognized.

(b) Stock-based compensation:

i)  Effective January 1, 2006, RS adopted the Financial Accounting Standards Board Statement 123R, Share-Based Payment, using the modified prospective method.  Statement 123R requires stock-based payments to employees to be recognized using the fair value method for the remaining portion of the requisite service under previously granted unvested awards outstanding on adoption as well as new awards.  Prior to January 1, 2006, the Company accounted for stock-based payment awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations whereby stock-based compensation costs were recognized only if the grant-date fair value of the underlying shares exceeded the exercise price or upon certain modifications.  The Company had no cumulative effect adjustment to recognize on adoption of Statement 123R as there were no unvested stock options outstanding on adoption which were previously recognized in the financial statements for periods prior to adoption.

Effective January 1, 2004, RS retroactively adopted the Canadian accounting standards with respect to accounting for stock-based payment awards granted after September 1, 2002. Accordingly, the employee stock-based compensation expense recognized under Canadian GAAP for 2005 of $407 has been reversed for U.S. GAAP.  Statement 123R also requires an estimate of the forfeiture rate upon adoption and through out the requisite service period of award whereas, under Canadian GAAP, the Company recognizes forfeitures as they occur which results in a reduction to stock-based compensation expense of $27 for the year.

Under Canadian GAAP, the Company records the stock-based compensation expense provided to employees of $620 as a general and administrative expense.  Under U.S. GAAP, the Company must record the stock-based compensation costs in the same expense category which includes the employees’ cash compensation costs.  Under U.S. GAAP, the total stock-based compensation expense of $620 would be attributed to general and administrative expense of $381, marketing and business development expense of $146 and manufacturing start-up and product development expense of $66.

ii)  During the year ended August 31, 2002, RS re-priced 70,000 stock options granted to employees.  As a result, these options became a variable award under U.S. GAAP until the awards were exercised in 2005.  In 2005, RS recorded additional compensation expense of $32.

iii)Under U.S. GAAP, share-based payment awards to non-employees to be recognized using the fair value method based on the initial fair value of the awards granted and subsequently remeasured to fair value each balance sheet date until performance is complete.  This method is consistent with Canadian GAAP, as described in note 10(b).  However, under Canadian GAAP, RS did not adopt the fair value method for share-based awards granted to non-employees until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to non-employees prior to September 1, 2002, results in an additional compensation expense in 2006 of $9 (2005 - $95).

(c) Sale/leaseback on sale of property

Under Canadian GAAP, the Company realized a gain of $906 on the sale and subsequent leaseback of the property in 2005.  The gain was deferred and is being recognized over the term of the ten year lease.

Under U.S. GAAP, the sale and subsequent leaseback of the property did not qualify for leaseback accounting until the cancellation of the option to repurchase the property on September 14, 2006.  Accordingly, the Company applied the following accounting treatment under U.S. GAAP:

i)

The proceeds on sale of $4,000 as a financing obligation with the principal and interest portions of the lease payments of $1 (2005 - $9) and $394 (2005 - $248) respectively, being recorded as a reduction to the financing obligation and financing charges, respectively.

ii)

The carrying amount of property, plant and equipment of $3,060 remained on the balance sheet with amortization on the building from the date of sale of $72 (2005 - $35).

On expiry of the option in 2006, the Company recognized a gain of $967, representing the excess of the outstanding lease obligation of $3,990 over the carrying amount of the land and buildings of $3,023, which has been deferred and is being amortized over the remaining ten year lease term.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the frameworks in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) or, with respect only to our computer systems, Microsoft Operation Framework (“MOF”). Based on our evaluation under the frameworks in Internal Control — Integrated Framework and MOF, our management concluded that our internal control over financial reporting was not effective as of December 31, 2006. We have identified the following material weaknesses:

1)

Due to limited staff, we are not able to achieve complete segregation of incompatible duties.  In order to compensate for this weakness, our principal executive officer and principal financial officer, along with senior management, oversee all material transactions and related accounting records.  In addition, the Audit Committee reviews on a quarterly basis the financial statements and queries management about significant transactions.

2)

Due to limited staff, our finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  To address this risk, we consult with third party expert advisors in connection with the recording and reporting of complex and non-routine transactions.  As we incur future growth, we plan to expand the technical competence of the individuals involved in the accounting function.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(d)

Attestation Report of the Registered Public Accounting Firm.  Not required.

(e)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2006, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

•

The registrant has enhanced general computer controls; and

•

The registrant upgraded its computer software to an Enterprise Resource Planning (“ERP”) system.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

We do not have an audit committee financial expert on our audit committee due to recent changes to the board of directors. The Company plans to recruit new board members in the future with the financial expert qualifications one of the recruiting considerations.

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

We will provide a copy of the Code of Ethics without charge, upon request, to anyone who requests it.  Copies of the Code of Ethics may be requested by contacting our Chief Executive Officer at our principal office located at 2421 37th Avenue NE, Calgary, Alberta, Canada, T2E 6Y7 (telephone: (403) 219-8000).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP during the fiscal year ended December 31, 2006 and the fiscal year ended December 31, 2005:

(Cdn$)	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees	$457,500	$577,918
Tax Fees	$NIL	1,164
All Other Fees	$NIL	39,000
Total	$457,500	$618,082

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

Off-Balance Sheet Arrangements.

None.

Tabular Disclosure of Contractual Obligations.

The registrant has operating leases related to offices and plant facilities, as described in note 16 to the Consolidated Financial Statements for the fiscal year ended December 31, 2006 included as part of this Annual Report on Form 40-F.  At present, the only determinable future payments are those set forth below in the table.

Caption (in $000’s Cdn)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	6,071	825	1,576	1,405	2,265
Capital Leases	163	92	71	--	--
Long-term payable(a)	678	203	475	--	--
Convertible Debentures(b)	32,999	2,125	4,250	26,624	--
Total	39,911	3,245	6,372	28,029	2,265

(a)

The Company is required to make repayments of 1.9% of gross revenues beginning March 1, 2006 for the period December 1, 2005 through November 30, 2010, which may accelerate the repayment shown under the caption “1-3 Years.”  Included in the payable is a contingent return of 50% of the original loaned amount totaling $249.

(b)

The Convertible Debentures includes annual interest payments and the principal amount at maturity.  The convertible debentures may be converted into a fixed number of common shares by the holder, as well as redeemed by the Company by issuing and delivering a variable number of common shares in the amount of the debenture principal.  The details of these convertible debentures are described in note 8 to the Consolidated Financial Statements.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2007.

Resin Systems Inc.

By:  /s/ Paul Giannelia

Name: Paul Giannelia

Title:

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C section 1350

99.5	Consent of KPMG LLP

Exhibit 99.1

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Giannelia, certify that:

1.

I have reviewed this annual report on Form 40-F of Resin Systems Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:

March 30, 2007

/s/ Paul Giannelia

Paul Giannelia
President and Chief Executive Officer (Principal Executive Officer)

Exhibit 99.2

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Schaefer, certify that:

1.

I have reviewed this annual report on Form 40-F of Resin Systems Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Dated:

March 30, 2007

/s/ Robert Schaefer

Robert Schaefer

Chief Financial Officer

(Principal Financial Officer)

Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resin Systems Inc. (the “Company”) on Form 40-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul Giannelia, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/ Paul Giannelia
Paul Giannelia
President and Chief Executive Officer

March 30, 2007

Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resin Systems Inc. (the “Company”) on Form 40-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Schaefer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/ Robert Schaefer
Robert Schaefer
Chief Financial Officer

March 30, 2007

Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resin Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

─

our auditors' report dated March 30, 2007 on the consolidated balance sheets of Resin Systems Inc. (the “Company") as at December 31, 2006 and 2005, and the consolidated statements of loss and deficit and cash flows for the years then ended; and

─

our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 30, 2007;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

Chartered Accountants

Calgary, Canada

March 30, 2007