Form 40-F
RESIN SYSTEMS INC
filed 2008-03-17
CIK 1130646

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 0-31070

RESIN SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	2200 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

400, 2421 37th Avenue NE, Calgary, Alberta, Canada, T2E 6Y7
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,004,494

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

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

Yes X    No  _

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)

Annual Information Form for the fiscal year ended December 31, 2007;

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007; and

(c)

Consolidated Financial Statements for the fiscal year ended December 31, 2007

RESIN SYSTEMS INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2007

March 12, 2008

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

RStandard Roller Tubes

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

"composites" means a manufacturing or building material made of reinforcing fibre, usually glass fibre, in a polymer matrix. The polymer matrix is typically a thermoset resin, such as polyester, vinyl-ester or epoxy. Thermoplastic resins can also be used to form the polymer matrix of composites. Fillers and additives are often added to the matrix for specific applications. Version resin is an example of a polyurethane thermoset polymer matrix;

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

"RStandard" means the tradename under which we market our modular composite utility poles and composite roller tubes;

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

"U.S." or "United States" means the United States of America;

"Version" means the registered trademark in Canada, the United States, Australia, South Korea and Europe for our resin system;

"VRoll" means the former tradename of our composite roller tubes used in roller assemblies for material handling equipment in industrial sectors.

CERTAIN REFERENCES

References in this Annual Information Form to "RS, "Corporation", "us", "we" or "our" mean Resin Systems Inc., a corporation existing under the laws of the Province of Alberta, and its subsidiaries, unless otherwise specified or the context otherwise requires. Certain terms used herein are defined in "Glossary of Terms". Unless otherwise indicated, all of our historical financial information has been presented in Canadian dollars in accordance with Canadian generally applied accounting principles.

Our website is located at www.grouprsi.com, the content of which is expressly not incorporated by reference into this Annual Information Form.

Our trademark Version™ has been registered in Canada, the United States, Australia, South Korea and with the European Community Trademarks Office. RStandard™ is registered in Canada, South Korea and the European Community Trademarks Office, with applications pending in various other countries. RS™ has been registered in Canada, with applications pending in various other countries. Our trademarks  Stronger, Lighter, Greener™, RS Innovators in Composites™ and Innovators in Composites™ have been registered in Canada. Our trademark VRoll™ is registered in South Korea and Australia.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. In some cases, you can identify forward looking statements by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current views and expectations concerning future results and events. These include statements regarding:

•

our business goals and strategy;

•

our and our distribution partners in North America, and international expansion plans;

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

•

the timing and cost of constructing new production cells for our RStandard utility pole product line;

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

•

our reliance on third parties to supply raw materials to us so that we may make our Version resin and RStandard roller tubes;

•

our reliance on third parties to manufacture and sell our RStandard products and to manufacture and sell a line of rollers based on our RStandard composite roller tubes;

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

Intercorporate Relationships

We have one material wholly-owned subsidiary, Resin Systems International Ltd. ("Resin International"), which was formed pursuant to the laws of Barbados. Pursuant to a technology transfer agreement dated effective January 6, 2003 (the "Technology Transfer Agreement") between us and Resin International, we transferred our exclusive intellectual property rights outside of North America in our Version resin system and our filament winding technology (the "Technologies") to Resin International. Pursuant to a related cost sharing agreement (the "Cost Sharing Agreement") between us and Resin International, we established a plan for the development, improvement and marketing for the Technologies and the sharing of the associated costs, risks and benefits of these activities. We expect that RS International will sell and distribute the Technologies outside of Canada and the United States through direct sales, licensing and joint venture arrangements.

In addition, we own approximately one-half of "Bazalt Inwestycje" Sp. z o.o., a Polish company ("Bazalt"), which will undertake the research and development of composite input materials and pursue market opportunities in the European Union and adjacent former eastern bloc countries. See "Legal Proceedings".

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

RS is a technology innovator that develops advanced, composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the North American market with modular utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and product distribution.

Our business model to capitalize on load bearing composite products, which we develop for large-scale infrastructure markets, is comprised of the following stages:

(i)

Product Screening – screening new product opportunities that have large and addressable markets with uniform requirements globally and where the benefits of our proprietary materials and processes provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders. During this stage, we will produce the product in small quantities and refine and test the product to meet the market's needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand. During this stage, we will supply manufacturing partners with our Version resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

Our competitive advantage is our Version resin system and our composite development and engineering expertise. We create load bearing composite products using our proprietary materials and skills that deliver significant competitive advantages to our customers.

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

Currently, our primary business focus is commercializing our first two products for which we have completed the product development stage:

(i)

our RStandard utility pole is a light and durable modular pole that satisfies the most common heights and strengths of transmission and distribution pole needs of power utilities. The product is in the market penetration stage of our business plan. See "Business of the Corporation – II. RStandard Utility Poles"; and

(ii)

our RStandard composite roller tube is a light and durable large-diameter tube used in roller assemblies for industrial bulk material handling equipment. The product is in the market entry stage of our business plan. See "Business of the Corporation – III. RStandard Composite Roller Tubes".

In addition to our 2008 business focus which will concentrate on capitalizing on our two current composite products, we will continue to seek, develop and commercialize new product applications using our proprietary materials and our composite engineering expertise. See "Business of the Corporation – IV. Product Development".

Three Year History

Our focus during the period from 2005 through 2007 has primarily been on taking our RStandard utility pole business line from product development to market penetration. Since 2005, we have also been working on the product development of our second product, RStandard composite roller tubes.

RStandard Utility Poles

The following is a summary of the development of our RStandard utility pole business from 2005 through 2008:

•

in February 2005, we raised gross proceeds of $10 million through a private placement of 8.7 million units comprised of Common Shares and warrants. The proceeds from this financing were used to fund our start-up activities;

•

in 2006, we designed and engineered a modular composite utility pole manufacturing facility in Calgary, engaging McClean Anderson ("McClean Anderson") of Wisconsin, United States to build our first two production cells and we expended significant resources commissioning and refining our production capability for our RStandard utility pole product line. See "Legal Proceedings";

•

we started receiving international interest in our composite utility structures which led to two initial agreements based on our licensing model for the territories of Australia and New Zealand, and China. See "Business of the Corporation – II. RStandard Utility Poles – International Markets";

•

in October 2005, to provide working and plant capital for our RStandard utility pole business, we completed a private placement of $25 million principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually. See "Description of Capital Structure – Unsecured Convertible Debentures";

•

in 2005, we received $8.9 million from the exercise of warrants outstanding from previous financings, which proceeds were used to fund RStandard pole production equipment, the commercialization and further development of our Version resins and related products, and for general working capital purposes;

•

throughout 2005 and 2006, we initiated pilot projects and initial orders with targeted utility customers. By the end of 2006, our global customer base consisted of 72 customers, of which 14 had made repeat orders;

•

in June 2006, in order to fund order fulfillment of RStandard poles and general working capital, we completed a private placement of 5.6 million units comprised of Common Shares and warrants raising gross proceeds of $9.8 million;

•

in November 2006, we generated gross proceeds of $5 million through the private placement of 3.4 million Common Shares;

•

in January 2007, we entered into a distribution agreement (the "Distribution Agreement") with HD Supply Utilities, Ltd. ("HD Supply Utilities"), pursuant to which we appointed HD Supply Utilities as our exclusive distributor for our RStandard transmission and distribution poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean islands. Pursuant to the Distribution Agreement, HD Supply Utilities provided us with an initial purchase order for RStandard poles with a value exceeding US$50 million. See "Business of the Corporation – II. RStandard Utility Poles – Marketing, Sales and Distribution";

•

in January 2007, we entered into a binding letter of intent with Global Composite Manufacturing Inc. ("Global"), a corporation operating in Tilbury, Ontario, which provided the framework whereby Global moved, upgraded and re-commissioned our existing RStandard utility pole manufacturing equipment as well as related additions for use in Global's production of our RStandard utility pole product under license. See "Business of the Corporation – II. RStandard Utility Poles – Manufacturing";

•

in the second half of 2006 and the early part of 2007, we restructured our operations and resource levels to improve efficiencies. The transfer of RStandard utility pole manufacturing to Global, the consolidation of operations to one facility, and the streamlining of corporate administration and associated resource reductions reduced finished product costs and is expected to increase gross margins. In addition, it saved us approximately $3.8 million per quarter compared to 2006 expenditures;

•

in January 2007, we completed a private placement of 5,000 units raising gross proceeds of $5 million. This issuance was comprised of $5 million principal amount of unsecured promissory notes and warrants, and the proceeds were used to fund general working capital;

•

in March 2007, we raised proceeds of $31.3 million through a private placement of 31.2 million Common Shares, which proceeds funded the repayment of $1.4 million of our unsecured promissory notes issued January 12, 2007, the restructuring costs related to the relocation of our RStandard manufacturing to the facilities of Global in Tilbury, Ontario, the start-up costs and capital expenditures required to start manufacturing our RStandard roller tubes and for general working capital purposes. In addition, we issued 3.7 million Common Shares to holders of $3.6 million of our unsecured promissory notes issued January 12, 2007 at a deemed price of $1.00 per share pursuant to such holders' rights to participate in the private placement;

•

in August 2007, we entered an amended and restated manufacturing and licensing agreement with Global reflecting substantially the same conditions as outlined in the letter of intent signed in January 2007;

•

in August 2007, commercial production of RStandard utility poles started at the Global facility in Tilbury;

•

in September 2007, commercial shipments of RStandard utility poles resumed. Shipments through the remainder of 2007 were delivered to utilities within Canada, the United States and Australia; and

•

in January 2008, Global completed its $6.1 million financing in connection with the manufacturing and license agreement between Global and our company. We provided guarantees to the lenders in this financing, with $2.1 million on a limited recourse basis collateralized by the RStandard™ utility pole manufacturing equipment, and $4.0 million on a full recourse basis. The guarantees would be called upon if Global fails to perform under its obligations to its lenders.

RStandard Roller Tubes
(formerly VRoll Roller Tubes)

The following is a summary of the development of our RStandard roller tube business from its inception in 2005 through 2008:

•

in early 2005, we began development of various composite tubular applications, including the application that later became known as RStandard roller tube;

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

•

during 2006, we engineered, prototyped and tested the RStandard roller tube. We completed the product development stage in late 2006;

•

in December 2006, we entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC Technologies") of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the agreement, we are to supply our RStandard roller tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt® Conveyor Idler Rolls. The agreement provides that we work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia. See "Business of the Corporation – III. RStandard Roller Tubes";

•

during the last half of 2007 and the first quarter of 2008, we, along with FMC Technologies, pursued customer-paid pilot sites for Link-Belt® composite conveyor idler rolls made with our RStandard roller tubes. Over twenty pilot sites were identified and deliveries of Link-Belt® composite conveyor idler rolls made with our RStandard roller tubes to the pilot sites started; and

•

during the third quarter of 2007, we made our first commercial shipment of RStandard roller tubes; and

•

during the first quarter of 2008, we expanded our manufacturing capacity with the installation of a high tonnage pultruder, increasing our roller tube manufacturing capability, allowing us to pultrude single-piece utility poles and enhancing our ability to continue our research and development of new products.

Anticipated Changes in the Business

RStandard Utility Poles

We can supply the most common transmission and distribution poles required by North American utilities with our market tested RStandard product line. With our Distribution Agreement with HD Supply Utilities and our contract manufacturing agreement with Global, we believe that we are now in a position to more aggressively penetrate the North American market with our RStandard utility poles.

Our goal in 2008 will be to achieve the following important milestones for our RStandard utility pole business line:

•

continue North American market penetration for RStandard poles, working with HD Supply Utilities pursuant to the Distribution Agreement, by adding key North American customers and increasing the number of repeat orders from existing customers;

•

continue to develop the RStandard product line based on the needs and experiences of utility customers;

•

support and oversee the operation of the first cell of the RStandard utility pole manufacturing equipment by Global;

•

support and oversee the upgrade, recommissioning and operation of the second cell of the RStandard utility pole manufacturing equipment by Global;

•

support and oversee the engineering, construction, commissioning and operation of additional production cells to meet the growing market demand for our RStandard utility poles; and

•

develop and commercialize additional products in our RStandard utility pole product line, including pultruded utility poles up to 12 metres (40 feet), and pultruded crossarms and pultruded crossbraces for H-frame structures. The new pultruded utility poles will allow us to compete more effectively in the distribution pole market and the crossarms and crossbraces will allow our modular poles to be used in H-frame structures opening a significant segment of the market for our company.

We believe we are positioned to acquire a significant market share of utility pole sales because our competitively priced RStandard poles provide significant competitive advantages for utility customers compared to conventional wood, steel and concrete poles.

RStandard Roller Tubes

We expect to be in a position to manufacture and supply our RStandard roller tubes in sufficient quantities to FMC Technologies for use in its new line of composite Link-Belt Conveyor Idler Rolls to support the introduction of the product to the mining industry and operators of bulk material handling systems.

Our goal in 2008 will be to achieve the following important milestones for our RStandard roller tube business line:

•

support FMC Technologies as it continues to introduce its composite Link-Belt Conveyor Idler Rolls to its strategic customers, continues to identify and deliver product to paid-for pilot projects, supply repeat customers and initiate full market launch of the product;

•

manufacture initial quantities of RStandard tubes required by FMC Technologies during the market entry stage of its Link-Belt Conveyor Idler Rolls;

•

continue to develop our RStandard roller tubes based on the needs and experiences of customers;

•

enter into licenses with experienced third parties, as required, to manufacture greater quantities of our RStandard roller tubes to position us to meet growing customer demand; and

•

expand the RStandard roller tube product line by adding larger diameter tubes made by the new high-tonnage pultruder.

We believe that FMC Technologies's composite Link-Belt Conveyor Idler Rolls which utilize our RStandard roller tubes will be successfully introduced to the market because of the significant competitive advantages that bulk material handling equipment customers will derive from the product compared to conventional steel rollers.

BUSINESS OF THE CORPORATION

I.

OVERVIEW OF THE COMPOSITE INDUSTRY

Our Version resin system and our composite development and engineering expertise are the foundations of our business because they provide us with important competitive advantages in both traditional composite applications and new applications not possible with other composites. See "Business of the Corporation – IV. Product Development".

What is a Composite?

Composites are a reinforcing fibre held in a polymer matrix. Most commonly, the reinforcing fibre is fibreglass, however carbon fibre and aramid fibres are becoming more common in high performance applications. The polymer matrix is typically a thermoset resin with polyester and epoxy resins as the most common matrix of choice.

Common household plastics, such as polyethylene, acrylic and polystyrene are non-reinforced thermoplastics. These materials may be heated and formed, and can be re-heated and returned to a liquid state. Composites typically use thermoset resins, which begin as liquid polymers and are converted to solids during moulding. This process, known as cross linking, is irreversible giving composite materials manufactured using thermoset resins increased heat and chemical resistance, higher physical properties and greater structural durability than thermoplastics.

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

Benefits of Composites

The benefits of composite materials have fuelled growth of new applications in markets such as transportation, construction, infrastructure, electrical, aircraft and aerospace. The benefits of using composite materials include:

•

High Strength and Design Flexibility – Composite materials can be designed to meet the specific strength requirements of an application and can be moulded into complex shapes at relatively low cost. This flexibility offers designers extensive latitude in new product design. A distinct advantage of composites over other materials is the ability to use many combinations of resins and reinforcements, and custom tailor the mechanical and physical properties of a structure.

•

Lightweight – Composites offer materials that can be designed for both lightweight and high strength usage. Composites are used to produce the highest strength-to-weight ratio structures currently available. We believe that as energy efficiency requirements increase, material technologies that reduce weight and at the same time increase performance, will be increasingly embraced.

•

Corrosion Resistance and Durability – Composites provide long-term resistance to severe chemical and temperature environments. Composites are the material of choice for outdoor exposure, chemical handling applications and severe environment conditions. Coupled with low maintenance requirements, the longevity of composites is a benefit when used in critical applications. In a half-century of composites development, well designed composite structures have yet to wear-out.

II

RSTANDARD UTILITY POLES

We have commercialized our proprietary RStandard modular composite transmission and distribution pole product line based on the following proprietary elements:

•

composite inputs including our Version resin enable production of larger and lighter poles than any other composite material and allows us to compete effectively with conventional poles;

•

the modular design of our RStandard poles is our proprietary design that provides inventory, transportation and handling advantages; and

•

the production equipment and process is unique to us and provides us with pricing advantages which should increase market share.

Our RStandard utility pole product line consists of transmission and distribution poles up to heights of 36.58 metres (120 feet)  and most importantly, all strength classifications required by the market. We continue to develop and modify our product line to address market needs.

Product Advantages

Our RStandard product line has significant advantages which we believe enables us to compete effectively with well-entrenched wood, steel and concrete transmission and distribution poles. These advantages include:

•

low total logistics cost:  our RStandard poles have a low total logistics cost due primarily to:

-

modularity:  our RStandard poles' modular design has many benefits over traditional poles including:

o

eight modules assemble into almost any pole size and class up to 36.58 metres (120 feet) allowing utilities to inventory a series of modules that make a range of poles instead of each individual pole size and class. This enables utility customers to have a wide selection of poles in inventory, important in emergency situations, reducing inventory costs by approximately 40 to 70 percent;

o

modules nest inside each other, for transportation and storage, making 5.79 metre (19 foot) and 11.28 metre (37 foot) bundles. This allows more poles to be shipped per shipment and more poles to be stored per storage area compared to traditional poles; and

o

short modules increase the ease of transporting, handling and installing RStandard poles;

-

lightweight:  our RStandard poles have a high strength-to-weight ratio making them the lightest pole on the market. Benefits include:

o

easier and safer to handle and install;

o

lower transportation and installation costs; and

o

utilities can use smaller equipment and fewer employees to install the poles; and

-

RStandard poles can take less time to install than traditional poles.

•

low total liability costs:  our RStandard poles have a low total liability resulting primarily from:

-

increased safety:

o

non-conductive;

o

light – allowing RStandard poles to be handled, transported and installed in a safer manner; reducing the risk of injury; and

o

toxic chemicals are not used to extend the life of the pole, eliminating the risk of exposure these chemicals pose to utility workers and the public;

-

self-extinguishing;

-

prevents pole fires arching due to lightening strikes, tracking and animal contact;

-

environmentally friendly:  our RStandard poles are environmentally friendlier than traditional poles because:

o

volatile organic compounds or hazardous airborne pollutants are not emitted during manufacturing;

o

they do not require the toxic chemical treatments other poles require for protection or to extend their life;

o

their longer service life results in fewer replacements and less waste;

o

non-leaching; and

o

they are not considered hazardous waste at the end of their service life;

-

engineered product allows for a:

o

predictable life; and

o

structural reliability;

-

minimal maintenance;

-

ensure quick service restoration:

o

the ability to build a variety of pole lengths and classes from just eight modules gives utilities a faster deployment time for emergency outages because it ensures the utility will have the pole it needs in inventory;

o

the light and short modules simplify transportation to inaccessible locations; and

o

RStandard poles can withstand storm conditions better than other poles due to their strength and flexibility.

•

long life: our RStandard poles have a longer life than traditional poles because unlike some traditional poles they are:

-

corrosion-resistant;

-

immune to rot and pests; and

-

UV-resistant – UV protection is built into the RStandard pole wall, the UV protection cannot be scratch or chipped off.

•

low life cycle costs:  our RStandard poles have a low life cycle cost resulting from the:

-

low total logistic costs;

-

low liability costs; and

-

long life.

Marketing, Sales and Distribution

Our market tested RStandard utility pole product line is fully commercialized and is in the market penetration stage of our business model. This product line was targeted as the first for commercial development for various reasons, including:

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

The global utility pole market is extensive. In North America alone, the value for replacement and new pole demand is in excess of US$8 billion per year. This market consists of replacing existing poles at an annual rate of three percent and adding new poles at a rate of two percent. The remaining global market is significantly larger and growing at a much faster rate in emerging regions such as Asia and former Eastern-bloc countries.

Domestic Markets

Through the Distribution Agreement with HD Supply Utilities, we will continue our efforts to penetrate the top buyers/users of utility poles in North America which have historically accounted for 80 percent of total North American market purchases of 500,000 transmission poles per year.

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

•

provide ongoing technical support for RStandard transmission and distribution poles; and

•

introduce and train HD Supply Utilities personnel on the product line.

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

Initial Purchase Order

Pursuant to the Distribution Agreement, HD Supply Utilities provided us with an initial purchase order for monthly RStandard transmission and distribution pole purchases and deliveries. This initial purchase order has an aggregate value exceeding US$50 million starting in June 2007 and ending in June 2009 provided that with our written consent, HD Supply Utilities may reschedule such product deliveries over a longer period if the parties believe that business conditions warrant a slower delivery schedule. As a result of delays by Global in reaching expected production levels needed, we and HD Supply Utilities have informally agreed to reschedule shipments under the Distribution Agreement.

Pricing for the products shall be as agreed to by our company and HD Supply Utilities in the Distribution Agreement and adjusted only for changes in our costs for raw materials, with any such adjustment to be fixed for six month periods in advance.

Actions Required By Our Company

Pursuant to the Distribution Agreement, we were required to take the following actions in order to meet our obligations under the Distribution Agreement and under the initial purchase order:

(a)

design, engineer and implement manufacturing equipment and process improvements as previously identified by us to HD Supply Utilities – completed;

(b)

design, engineer and test product accessories, attachments and improvements, as previously identified by us to HD Supply Utilities – ongoing;

(c)

relocate our manufacturing facilities, equipment, process and technology to Ontario to achieve better access to skilled manufacturing labour and to be closer to customers within the Territory – completed; and

(d)

commission the improved manufacturing facility and start manufacturing in June 2007 and provide minimum shipments in accordance with the shipping schedule agreed to by the parties. Due to recommissioning delays, Global Manufacturing started manufacturing in August 2007. These delays have been accepted by HD Supply Utilities.

International Markets

Our international marketing strategy is based on licensing our RStandard utility pole technology to third parties selected for their presence and capability in targeted regional markets. The essence of our licensing model is as follows:

•

licensees are granted exclusive marketing rights for our RStandard utility pole products in their territory up to a pre-defined product volume. The issuance of additional licenses for a territory will follow a protocol designed to protect both parties' interests;

•

initially, we will support local market penetration by supplying our licensee with RStandard utility pole products manufactured by us or a manufacturing partner; the amount of time for this initial market penetration will vary depending on the local market size and conditions;

•

once adequate local market penetration has been achieved, a local manufacturing facility will be constructed; and

•

from the time local production has been established, in addition to a return on our invested capital, we will earn royalties on the licensee's sales.

In 2005, we entered into two initial agreements with companies in respect of the territories of Australia and New Zealand, and China. During 2006, we worked with our partners in these territories to introduce our RStandard utility poles to the market. However, such activities were hampered by production difficulties encountered at our Calgary production facilities. During 2007, we did not expend a significant amount of our resources in these international markets as our primary business focus with respect to our RStandard utility pole product was to collaborate with HD Supply Utilities to achieve market penetration in the Territory. As our market penetration increases in North America we will increase our focus internationally.

Market Barriers and Competition

Transmission and distribution poles have traditionally been constructed from soft-wood timber, steel and concrete. Companies supplying concrete, steel and wood poles are generally financially strong well-known companies in the utility market and have established sales channels and proven products.

In North America, we expect that our RStandard modular utility poles will be most competitive with wood and steel in mono-pole and H-frame transmission applications. With the introduction of the single-piece RStandard pultruded utility pole, we expect to effectively compete at the low distribution pole heights, currently dominated by wood poles.

New entrants must overcome both their competitors' entrenched positions and their targeted customers' reluctance to change. We believe that our distributor in the Territory, HD Supply Utilities, will be successful in overcoming these obstacles due to the significant competitive advantages of our RStandard utility poles. These competitive advantages include its low life cycle costs, environmental friendliness, and its lightweight and modularity. See "Product Advantages".

Manufacturing

We are party to an amended and restated manufacturing and licensing agreement dated as of August 15, 2007 (the "Manufacturing and Licensing Agreement") with Global, a corporation operating in Tilbury, Ontario. The Manufacturing and Licensing Agreement provides the framework whereby Global moved our existing RStandard utility pole manufacturing equipment, and upgraded and re-commissioned the first production cell and provides the framework to upgrade and re-commission the existing second production cell as well as related additions for use in Global's production of our RStandard utility pole product under license with us and use its unique manufacturing skills in advance materials, processes, systems and related physical and intellectual infrastructure to support the efficient manufacture of our utility poles. Pursuant to the Manufacturing and Licensing Agreement, we have advanced $3.5 million to Global to be repaid through product deliveries and/or cash. In addition, in order to facilitate the completion of Global's $6.1 million debt financing pursuant to the agreement, we have provided a $4.0 million guarantee on a full recourse basis to Global's lenders and a $2.1 million limited recourse guarantee to Global's lenders, which guarantee is collateralized with the RStandard utility pole manufacturing equipment and related additions. Our benefits from this manufacturing arrangement include:

•

access to Global's extensive equipment design, automation and manufacturing experience, including direct experience in composites manufacturing;

•

reduction of our exposure to production-related risk, and capital and operating expenditures; and

•

access to the larger manufacturing labour force in southern Ontario reducing our dependency on the limited Alberta labour market.

The Manufacturing and Licensing Agreement provides:

(a)

the license and lease of our RStandard technology and equipment (the "License/Lease") to Global;

(b)

a purchase order whereby we supply resin required by Global to meet its contract manufacturing obligations on an exclusive and ongoing basis at a prescribed price on our standard terms and conditions;

(c)

we purchase from Global, and it manufactures for us in southwest Ontario, a minimum quantity of finished RStandard poles in the timelines and for the prices agreed to by us and Global; and

(d)

during the term of the Manufacturing and Licensing Agreement we will provide reasonable technical support to Global for the upgrade and re-commissioning of the manufacturing equipment;

(e)

Global is granted its exclusive manufacturer in North America for 14 million kilograms of utility poles to be manufactured in such quantities and volumes and at such times as set forth in the Manufacturing and Licensing Agreement;

(f)

we will establish quality control requirements to be followed by Global in the production of all of our RStandard poles;

(g)

we will retain at all times our intellectual property rights to all RStandard utility pole products and Global agrees to use its best efforts to protect all of our intellectual property rights and the reputation of our RStandard utility pole product line; and

(h)

Global will be bound by conditions of non-competition and confidentiality in order to protect our interests.

The Manufacturing and Licensing Agreement provides that the definitive purchase orders will include the terms and conditions customarily included in such agreements, including the following:

(a)

we will supply resin required by Global to meet its contract manufacturing obligations on an exclusive and ongoing basis at a prescribed price on our standard terms and conditions. Any change in prices for resin will be directly passed through in the finished price contemplated;

(b)

we will purchase from Global, and it will manufacture for us, finished RStandard poles in such quantities and volumes, and at pricing as reflected in the Manufacturing and Licensing Agreement, subject to acceleration of such volumes of utility poles which may be requested by our company in our sole and absolute discretion;

(c)

in the event that the Purchase Order is extended, provisions will be made for inflation on non-material costs.

III

RSTANDARD ROLLER TUBES

We have completed the product development phase of our RStandard large-diameter roller tube made using our proprietary Version resin system. We entered into a multi-year exclusive supply agreement (the "Supply Agreement") dated effective December 18, 2006 with FMC Technologies of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor idler rolls to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the Supply Agreement, we will supply our RStandard roller tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Composite Conveyor Idler Rolls. The agreement provides that we will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia. During 2007, we worked with FMC Technologies to introduce to market their Link-Belt Composite Conveyor Idler Rolls made with our RStandard tubes and in 2008 together we will focus on market penetration.

We targeted our RStandard roller tube product line for commercial development for a number of reasons, including:

•

the market for bulk-material handling system idler rolls is a large and homogeneous global market;

•

market demand for idler rolls is stable and driven by well understood factors, particularly the frequent need for replacement of idler rolls in existing installations due to the corrosive effects of  harsh environments or bearing failure from use;

•

competition for and scarcity of steel is driving up the cost of steel idler rolls;

•

increasing energy costs in many parts of the world is increasing the cost of operating bulk-material handling systems and increasing the weight advantages of rollers made with our RStandard roller tubes; and

•

end users are generally large and financially stable global customers.

Product Advantages

Idler rolls made with our RStandard roller tubes are ultimately aimed at users of bulk-material handling systems globally, such as harbours and coal and aggregate mines. We have successfully completed the engineering and testing of the first tube diameters for the most commonly used idler rolls and will continue testing and refining our RStandard tubes as our business progresses.

Our RStandard tubes provide end users of composite rolls with certain key advantages which we believe will enable FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with our RStandard roller tubes to compete effectively with well-entrenched steel rollers. Our RStandard tubes are:

•

40 percent lighter than steel tubes;

•

more corrosion resistant than steel; and

•

as abrasion resistant as steel and more abrasion resistant than other non-metallic alternatives.

Due to these advantages, customers of idler rolls made with RStandard tubes will experience lower overall replacement costs from a more durable idler roll. In addition, idler rolls made with our lightweight roller tubes will be safer to handle and replace, and will use less energy to operate.

Marketing and Sales

Our company and FMC Technologies will jointly introduce to market FMC Technologies's line of Link-Belt Composite Conveyor Idler Rolls made with our RStandard roller tubes. The first rollers were for above ground applications and were delivered and installed in pilot installations during the second half of 2007. Our company has also received certification for use of RStandard roller tubes in underground applications from the U.S. Mining Safety and Health Administration, adding a significant addressable market segment for the roller tube business line

Initially, we believe sales will be focused in North America. As North American acceptance of the product develops, we anticipate leveraging this acceptance into international sales.

Exclusive Supply Agreement with FMC Technologies

The Supply Agreement with FMC Technologies has a term of five years unless terminated earlier in accordance with the provisions of the agreement.

Obligations of RS

During the term of the Supply Agreement, we agree to expend our commercially reasonable best efforts to manufacture and supply our RStandard tubes and to perform our obligations in a diligent and timely manner in compliance with the terms and conditions of the agreement. This includes assisting FMC Technologies in the planning and distribution of composite idler rolls and sharing relevant information with FMC Technologies to allow it to manage its marketing and distribution plans and obligations.

Obligations of FMC Technologies

During the term of the Supply Agreement, FMC Technologies agrees to expend its commercially reasonable best efforts to develop sales markets, promote and sell conveyor rollers and roller systems that incorporate RStandard roller tubes manufactured and supplied by us, and to perform its obligations in a diligent and timely manner in compliance with the terms and conditions of the agreement, including the following:

(a)

to market, promote and sell Link-Belt Composite Conveyor Idler Rolls made with RStandard roller tubes supplied by us throughout the world, excluding the countries of Australia and Poland, in such volumes as are deemed commercially reasonable by the parties; and

(b)

to share with us on an ongoing basis relevant information to allow us to manage our production plans and obligations.

Exclusivity

During the term of the Supply Agreement, the parties agree to operate exclusively with each other throughout the world, excluding the countries of Australia and Poland, in the promotion, marketing, development, design, manufacture and sales of composite-based conveyor idler rolls and conveyor idler roll systems. All such idler rolls and conveyor idler roll systems will exclusively use our RStandard roller tubes.

Pursuant to the Supply Agreement, we will retain at all times our intellectual property rights to our RStandard roller tubes.

Market Barriers and Competition

Most of the end users of rollers in the world use rollers made with steel tubes. There are several established companies supplying the steel-based rollers that are generally financially strong, well-known companies with established sales channels and proven products.

We anticipate that FMC Technologies's line of Link-Belt Composite Conveyor Idler Rolls made with our RStandard roller tubes will be competitive with all existing heavy-duty roller applications and will provide significant competitive advantages to end users in highly abrasive and/or corrosive environments such as coal, aggregates, iron ore, copper, potash and salt mines.

FMC Technologies and our company must overcome both the established reputation of existing idler roll suppliers and the industry's natural reluctance to change. We believe that FMC Technologies and our company will overcome these obstacles due to the significant competitive advantages of FMC Technologies's line of Link-Belt Composite Conveyor Idler Rolls made with our RStandard tubes. These competitive advantages include being lighter, more corrosion resistant and as abrasion resistant than steel-based rollers. A major benefit of being lighter is that less energy is needed to operate a conveyor system using Link-Belt Composite Conveyor Idler Rolls with RStandard tubes. See "Product Advantages".

Manufacturing and Distribution

Our RStandard roller tubes are currently manufactured at our leased 5,200 square metre (56,000 square foot) Calgary production facility. This facility currently has pultrusion lines capable of producing sufficient quantities of RStandard tubes required during the market entry stage of our business plan for our RStandard tube product. As market demand increases for our RStandard roller tubes, we intend to enter into arrangements with one or more experienced third-party manufacturers to manufacture our RStandard tubes for us.

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

1.

composites are, by definition, a combination of fibreglass and resin. Our Version resin offers transverse strengths, the strength of the composite as measured perpendicular to the fibre direction (a resin-dominated property), that are two to three times greater than those of many other resins. These exceptional transverse strengths allow engineers to design composite parts using more economical combinations of reinforcing fibres, which reduces overall unit input costs;

2.

our Version resin affords significant improvements in manufacturing productivity due to the chemical reaction dynamics (kinetics) of polyurethanes. For example, in the pultrusion process, our Version resin allows pulling (production) speeds up to 30 percent faster compared to using traditional polyester resins. This translates into lower unit input costs. In addition, production problems due to cracking and warping of profiles from thermal stresses and shrinkage of traditional resins may be avoided; and

3.

the production of composites using our Version resin is more environmentally friendly than other resins because our Version resin does not emit volatile organic compounds or hazardous airborne pollutants during the manufacturing process, which is not the case with the most widely used polyester and vinyl-ester based resins. The resulting limits on production due to workplace quality or health issues and environmental regulations imposed on traditional resin systems do not exist for our Version resins.

In addition, new product designs, using our Version resin, may perform functions that are not physically or economically possible using other materials, including composites made with other resins. Products made with our Version resin outperform competing products, are cost effective in strength applications and have greater impact resistance than composites made with other resins. Benefits of products made with our Version resin include:

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

We are able to use numerous suppliers to acquire the chemicals required to produce our Version resin. In our opinion, we are not at risk of non-supply from any one supplier, as we have the capability to switch suppliers for all major chemical components of our Version resin. The risks we face relate to the pricing of the chemical components. We believe we are able to obtain price discounts by utilizing one supplier for a number of our required chemicals, thereby increasing the volume of chemicals purchased from one source and increasing the price discount that we receive from the supplier. Should we ever face a supply shortage from a supplier, we believe we will be able to find alternative suppliers of raw chemical inputs. We are continuously reviewing raw material alternatives in an effort to improve the price and performance of our raw materials.

Our leased Calgary production facility is fully equipped with blending and mixing equipment and storage facilities to produce enough Version resin for our product development and supply our manufacturing partners with bulk Version resin. In addition, we have entered into a third party mixing arrangement to enhance our supply chain flexibility and reduce costs overall.

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

Patent Applications and Patents

We generally seek intellectual property protection by applying for patents in Canada, the United States and other countries, either directly or by way of a Patent Cooperation Treaty ("PCT") Application. The PCT Application process gives us the opportunity to have patent coverage on a global basis in over 120 member countries and allows us to maintain priority dates for filing, yet it offsets into the future, the need to select specific jurisdictions where protection will be required. Maintaining priority filing dates with a PCT Application means the patent commencement date in the individual member jurisdictions later selected by us reverts back to the date of our original patent application in Canada or the United States, as applicable. This patent application process provides us with maximum flexibility during the formative stages of our new technologies.

The Canadian Intellectual Property Office granted and issued on December 4, 2007 a patent with respect to "A Two Component Chemically Thermoset Composite Resin Matrix for Use in Composite Manufacturing Processes" under Canadian Patent No. 2,310,166. In addition, Canadian patent No. 2,274,328 with respect to "Method of Manufacturing Composite Tubular Parts Through Filament Winding" was issued August 23, 2005.

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

Trademarks

We obtained registration for the trademark Version in the Canadian Intellectual Property Office, the United States Patent and Trademark Office, the European Community Trademarks Office, the Commonwealth of Australia Trademark Office and the Korean Intellectual Property Office. The trademark Version is used in association with synthetic resins for use in the manufacture of moulding compounds.

We have been awarded additional trademarks for various composite products and marketing slogans and phrases such as RStandard, RS, Innovators in Composites, and Stronger, Lighter, Greener. In addition, we have applied for trademark and logo mark protection to cover other various marketing slogans and phrases. As we develop further products, additional trademarks will be filed as warranted to protect our various interests.

Confidentiality and Security

In addition to our patent and trademark applications, we have taken steps to preserve our related intellectual property, including know how and trade secrets, by implementing a Confidentiality and Non-Disclosure Policy. The policy provides that we enter into confidentiality agreements with all of our employees, directors, officers and consultants. The policy also provides that we enter into comprehensive non-disclosure agreements with all parties testing or working with our Version resin system or our proprietary products made with Version resin, and all parties working at our RStandard utility pole production facility. We also take physical security precautions in respect of our Version resin formulations and product designs.

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

Risks Related to Our Financial Condition

Our audited consolidated financial statements for the fiscal year ended December 31, 2007 have been prepared on a "going concern basis".

Our audited consolidated financial statements for the fiscal year ended December 31, 2007, in respect of which this Annual Information Form has been prepared, have been prepared on a "going concern basis", which is described more fully in note 1 of the consolidated financial statements. In accordance with Canadian generally applied accounting principles, and based upon key factors listed herein, we believe such a note in our consolidated financial statements is appropriate and our independent auditors agree.

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

We will require additional financing.

In March 2007, we completed a private placement of 31,338,889 Common Shares for proceeds of $31.3 million, which proceeds are being used to fund the repayment of $1.4 million of our unsecured promissory notes issued on January 12, 2007,  the restructuring costs related to the relocation of our RStandard utility pole manufacturing to the facilities of Global in Tilbury, Ontario, the start-up costs and capital expenditures required to start manufacturing our RStandard roller tubes and for general working capital purposes. These funds will be required to fund our operations, including our business development, sales and marketing, and administrative activities until we achieve levels of production, revenue and cash-flow sufficient to fund our operating costs.

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

We have a limited operating history. Our RStandard utility poles are in the market penetration stage of our business plan and our RStandard roller tubes are in the market entry stage of our business plan. Consequently, we are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability, and the need to raise additional funding. We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites. We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future. A significant portion of our financial resources will continue to be directed to the development of our products and to marketing activities. Our success will ultimately depend on our ability and our distribution partners' ability to generate revenues from sales of our product or sales from end products incorporating our products, such that our administration, product development and marketing activities may be financed by revenues from operations instead of outside financing. Future revenues may be insufficient to generate the required funds to continue such administration, business development and marketing activities.

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

Our products and our distribution partners' end products incorporating our products are new to established and conservative markets. While we believe that our products and our distribution partners' end products incorporating our products will provide customers with significant advantages, there can be no assurance that we or our distribution partners will be able to profit from the development or manufacture of our products or end products incorporating our products as planned, or that we or our distribution partners will be successful in completing sales of our products or end products incorporating our products to potential customers. Our ability or the ability of our manufacturing/distribution partners to successfully commercialize our products or end products incorporating our products will depend in part on the acceptance of the products by potential customers. Most of the customers will be in a testing or preliminary stage of utilizing our products or end products incorporating our products and may encounter delays or other problems in the introduction of the products. We cannot predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of the products. In addition, customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate the products. The failure of customers to purchase our products or end products incorporating our products or delays in product acceptance or implementations would have a material adverse effect on our business, results of operations and financial condition. Any unfavourable publicity concerning us or our manufacturing/distribution partners or any of our products or any of the end products of our manufacturing/distribution partners' could have an adverse effect on our or their ability to achieve customer acceptance and to commercialize our products or their end products, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly reliant on third party distributors.

A key element of our business model is that, during the market entry stage of our business plan, we will partner with strategic third party distributors to introduce our product or end products which incorporate our product, to market, raise customer awareness and distribute the product for customer trials and initial orders. We engage such partners in an effort to benefit from such partners' infrastructure, resources, reputations and expertise in achieving our growth objectives. An example of the implementation of this element of our business plan is the Distribution Agreement which we entered into with HD Supply Utilities to act as our exclusive distributor of our RStandard transmission and distribution poles in the Territory. A further example of this is the Supply Agreement that we entered into with FMC Technologies to supply our RStandard roller tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt® Conveyor Idler Rolls. Our business is therefore dependent upon the development and deployment by third parties of their distribution abilities. There can be no assurance that these distributors will be able to meet our distribution needs in a satisfactory and timely manner, or that we can obtain additional distributors when and if needed. Although we believe alternative distributors are available, an inability of our company to develop alternative distributors quickly or cost-effectively could materially impair our ability to distribute our products. Our reliance on third party distributors involves a number of additional risks, including reduced control over supply schedules, sales margins, and early termination of, or failure to renew, contractual arrangements. Although we believe that these distributors have an economic incentive to perform such distribution for us, the amount and timing of resources to be devoted to these activities is not within our control, and there can be no assurance that distribution problems will not occur in the future. A significant sales price decrease, an interruption in sales by one or more of such distributors, or the inability to obtain additional distributors when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

Our business is highly reliant on third party manufacturers.

A key element of our business model is that, during the market penetration stage of our business plan, we will engage experienced third party manufacturers to meet growing customer demand for our products. An example of this is our RStandard utility pole  product which recently entered into the market penetration stage of our business plan at which time we entered into the Manufacturing and Licensing Agreement with Global which provides the framework whereby Global moved the two production cells from Calgary, Alberta to Tilbury, Ontario and upgraded and re-commissioned the first production cell and will upgrade and re-commission the second production cell as well as related additions for use in their production of our RStandard utility poles under license from us. During 2008, we anticipate entering into licenses with one or more experienced third parties, as required, to manufacture greater quantities of our RStandard roller tubes to position us to meet growing customer demand. Consequently, we rely largely on third party outsourcing for the manufacture of our products. Our business is therefore dependent upon the development and deployment by third parties of their manufacturing abilities. There can be no assurance that these manufacturers will be able to meet our manufacturing needs in a satisfactory and timely manner, or that we can obtain additional manufacturers when and if needed. Although we believe alternative manufacturers are available, an inability of our company to develop alternative suppliers quickly or cost-effectively could materially impair our ability to manufacture and sell our products. Our reliance on third party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over the manufacturing process, delivery schedules, production yields and costs, and early termination of, or failure to renew, contractual arrangements. Although we believe that these manufacturers will have an economic incentive to perform such manufacturing for us, the amount and timing of resources to be devoted to these activities is not within our control, and there can be no assurance that manufacturing problems will not occur in the future. A significant price increase, an interruption in supply from one or more of such manufacturers, or the inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

Global may default on their loans which our company has guaranteed.

In order to facilitate Global completing a $6.1 million debt financing pursuant to the Manufacturing and Licensing Agreement, our company provided a $4.0 million guarantee on a full recourse basis to Global’s lenders and a $2.1 million limited recourse guarantee to Global’s lenders, which guarantee is collateralized with our RStandard utility pole manufacturing equipment and related additions. If Global Composite equipment defaults on the loans we will be called on the guarantees.

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

A key element to our international market strategy is to license our RStandard utility pole technology to companies selected for their presence and capability in targeted regional markets. Examples of this are our agreements to introduce and supply our RStandard modular composite utility poles to Australia and New Zealand, China and Brazil. There is no assurance that our existing international partners in these countries or any future licensees or international partners will be able to successfully sell our RStandard poles such that we will earn royalty income or income from the supply of raw materials to them to produce our RStandard poles.

Risks associated with our and our licensees' international operations may have a material adverse effect on our business, results of operations and our financial condition.

We are directly or through licensees pursuing international business opportunities, including in Brazil, China, Australia and New Zealand, and certain European Union countries. Sales by us or through our licensees to international customers are subject to a number of risks and uncertainties including, but not limited to, complications in both compliance with and unexpected changes in foreign government laws, regulations and standards, import and export license requirements, tariffs and other trade barriers, potential adverse tax consequences, fluctuations in currency exchange rates, exchange controls, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations, potential political and economic instability, events of international terrorism, uncertainties of laws and enforcement relating to protection of property rights including intellectual property rights, unauthorized copying of our proprietary technologies, uncertainties in local commercial practices, uncertainties in local accepted business practices and standards which may not be similar to accepted business practices and standards in Canada and which may create unforeseen business or public relations situations, and other risk factors depending on the country involved. There can be no assurance that these factors will not be experienced by us, our licensees or our partners in the future or that they will not have a material adverse effect on our business, results of operations and our financial condition.

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

MARKET FOR SECURITIES

Our Common Shares are listed for trading on the TSX under the symbol "RS". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated:

	Price Range ($)		Trading
Period	High	Low	Volume

2007
January	1.29	0.68	7,165,325
February	1.31	0.82	5,332,946
March	1.20	0.95	6,224,680
April	1.40	1.00	4,044,491
May	1.34	1.02	4,228,682
June	1.70	1.23	3,842,507
July	2.04	1.46	4,448,574
August	1.91	1.10	3,135,943
September	1.52	1.19	2,134,302
October	1.74	1.38	2,404,501
November	1.60	1.20	1,710,988
December	1.59	1.21	2,976,210

2008
January	1.60	1.01	2,666,701
February	1.19	0.90	2,822,590
March (1 – 12)	1.14	1.01	1,643,801

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

	Price Range (US$)		Trading
Period	High	Low	Volume

2007
January	1.08	0.588	3,650,707
February	1.108	0.70	1,604,100
March	1.01	0.80	881,915
April	1.21	0.886	1,750,923
May	1.24	0.925	1,681,400
June	1.60	1.153	1,502,525
July	1.95	1.30	1,512,166
August	1.83	1.05	964,489
September	1.54	1.179	592,981
October	1.79	1.451	917,918
November	1.75	1.20	782,914
December	1.65	1.22	565,464

2008
January	1.557	0.9965	724,107
February	1.20	0.935	420,892
March (1 – 12)	1.20	0.935	562,702

DIVIDEND RECORD AND POLICY

Our current policy is to retain profits for future growth. As a result, no dividends have been paid on our shares during the four most recently completed financial years. Our dividend policy is reviewed periodically by our Board of Directors and is subject to change, depending on our earnings, financial requirements and other factors, as appropriate. As at the date hereof, we do not intend to change our dividend policy. There are no restrictions that could prevent us from paying dividends.

HUMAN RESOURCES

We had 70 full-time employees at December 31, 2007, 63 of which were located in Calgary, Alberta and the remainder in other locations.

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

Brian A. Felesky (2) Alberta, Canada	Director	Corporate Director with Felesky Flynn LP (a law firm specializing in tax matters).
James K. Gray (3) Alberta, Canada	Director	Corporate Director and former Chairman and Chief Executive Officer of Canadian Hunter Exploration Ltd. (a natural gas company).
Dwayne D. Hunka (3) Alberta, Canada	Director	Co-owner and senior officer of Waiward Steel Fabricators Ltd. (a private steel fabrication company) since 1978.
David A. Williams (2) Ontario, Canada	Director	President of Roxborough Holdings Limited (a private investment company) since February 1995.
Robert I. Schaefer(5) Alberta, Canada	Chief Financial Officer and Corporate Secretary

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

Notes:

(1)

All of our directors have been appointed to hold office until the next annual general meeting of our shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Mr. Hunka has been a director since May 2, 1996. Mr. Williams has been a director since December 20, 2004. Messrs. Matthews, Giannelia, Felesky and Gray have been directors since February 21, 2007.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation, Nominating and Corporate Governance Committee.

(4)

We do not have an Executive Committee.

(5)

Mr. Schaefer resigned from RS on December 20, 2007 effective March 14, 2008.

As at the date of this Annual Information Form, our directors and executive officers as a group, beneficially owned, or controlled or directed, directly or indirectly, in the aggregate, 13,239,238 Common Shares, representing approximately 9.8% of the outstanding Common Shares.

David A. Williams was a director of Octagon Industries Inc. ("Octagon"), a reporting issuer in the Province of British Columbia and Alberta. On May 29, 2001, the British Columbia Securities Commission issued a cease trade order against Octagon for its failure to file an annual report for the fiscal year ended December 31, 2000, which cease trade order was revoked on August 28, 2001. On June 12, 2001, Octagon's trustee sent a proposal to unsecured creditors of Octagon (the "Proposal") pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Following Court approval, the Proposal was binding on Octagon's creditors. Octagon ceased operations and was dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

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

Mr. Matthews is a Chartered Accountant who has been involved in all aspects of investment banking by serving in various positions with Nesbitt Burns Inc. and its predecessor companies from 1964 until his retirement in September 1996, most recently as Vice Chairman and director. He has served on numerous audit committees, including as chairman of the audit committee of Renaissance Energy Ltd. and for numerous years as a member of the audit committee of Burns Fry Ltd. He is also a former member of the audit committee of Husky Energy Ltd. and is currently the Chairman of the audit committee of WestJet Airlines Ltd. Mr. Matthews received his Bachelor of Arts in Math, Physics and Chemistry from the University of Toronto and his Master of Science in Economics from the London School of Economics in London, England.

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

External Auditor Service Fees

The following table sets forth the audit service fees billed by our external auditor, KPMG LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Nature of Services Performed
Audit Fees
Fiscal Year ended December 31, 2007	$476,016	Audit of consolidated financial statements
Fiscal Year ended December 31, 2006	$444,500	Audit of consolidated financial statements

Audit – Related Fees
Fiscal Year ended December 31, 2007	$Nil
Fiscal Year ended December 31, 2006	$Nil

Tax Fees
Fiscal Year ended December 31, 2007	$Nil
Fiscal Year ended December 31, 2006	$Nil

All Other Fees
Fiscal Year ended December 31, 2007	$Nil
Fiscal Year ended December 31, 2006	$13,589	Services in connection with equity offering

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

LEGAL PROCEEDINGS

There are no material legal proceedings to which we are a party or of which any of our property is the subject, nor are any such proceedings known to us to be contemplated except as follows:

1.

Bazalt filed a Statement of Claim in the District Court for Warsaw, Poland on November 23, 2006 seeking payment from our company in the amount of PLN20,000 (approximately $8,000), plus default interest and costs in connection with our failure to make advances under a loan facility agreement between Bazalt and our company. We, through our counsel, filed an objection in the District Court of Warsaw on January 15, 2007 seeking to dismiss the claim and for costs in the proceedings. In addition, on February 16, 2007, we counterclaimed against Bazalt in the District Court for Warsaw claiming return of monies advanced under the same loan agreement in the amount of US$750,000. The counterclaim file has been transferred to the Provincial Court in Lodz, Poland as that is the proper forum to hear this matter. On November 7, 2007, the Regional Court of Lodz issued a verdict against Bazalt, awarding our company US$776,465.75 plus interest. Our lawyers in Poland have started enforcement proceedings against the building and the land of Bazalt in order to recover the award;

2.

Inline Fiberglass Ltd. ("Inline") commenced a proceeding against our company and our wholly-owned subsidiary, Resin International, by Notice of Action on December 21, 2006 in the Ontario Superior Court of Justice. The Notice of Action and subsequently prepared Statement of Claim were served on our company on January 26, 2007. Inline claims in its Statement of Claim general damages in the amount of $600 million and punitive damages in the amount of $1 million for breach of contract, breach of confidence, breach of fiduciary obligations and conversion of Inline's property in relation to alleged agreements for the manufacture and sale of rollers for industrial applications and the technology associated with such manufacture. Inline alleges that we have appropriated to ourselves various orders, customers and other prospects for such rollers as well as Inline's production technology. In addition, Inline claims against us general damages in the amount of $50 million for breach of an agreement for the purchase and sale of shares in a Serbian company, alleging that the failure of Resin International to pay the balance of the purchase price in shares in the Serbian company resulted in a loss of business opportunities. In both cases, Inline has claimed interest and costs on a substantial indemnity basis. Our legal counsel filed a Statement of Defence and a Counterclaim on December 21, 2007 with the Ontario Superior Court of Justice. In our counter we assert:

(d)

damages for breach of contract in the amount of US$400,000;

(e)

pre-judgment and post judgment interest at the prime rate plus two percent from the date we deposited funds with Inline Fiberglass and in the alternative, pre-judgement interest and post judgment interest on the funds advanced pursuant to the Courts of Justice Act (Ontario);

(f)

cost of the claim and the counterclaim; and

(g)

such further and other relief as to the Court may seem just.

We intend to vigorously defend Inline’s action and pursue our counterclaims. Although no discoveries have yet taken place in the action, management of our company is of the view that the claim of Inline is without merit.

3.

Stanley Rokicki ("Rokicki") and Bazalt commenced a proceeding against our company by Notice of Action on December 22, 2006 in the Ontario Superior Court of Justice. A Notice of Action and Statement of Claim were served on our company on January 26, 2007. In the Statement of Claim, the Plaintiffs claim general damages in the amount of $50 million, special damages in the amount of $1,125,000 plus interest and costs on a substantial indemnity basis for alleged breaches of a memorandum of understanding between Rokicki and our company and a loan facility agreement between Bazalt and our company. The Plaintiffs allege that our failure to advance the balance of cash payments under the memorandum of understanding has resulted in the inability of Bazalt to fill commercial orders. Our legal counsel filed a Statement of Defence and Counterclaim on December 21, 2007 with the Ontario Superior Court of Justice. In our counterclaim we claim:

(a)

should the Memorandum of Understanding be found to be legally binding then our company claims as against Rokicki the following relief:

(i)

damages for breach of contract in the amount of US$750,000;

(ii)

pre-judgement and post judgement interest pursuant to the Courts of Justice Act, (Ontario);

(iii)

cost of the claim and the counterclaim; and

(iv)

such further and other relief as to the Court may seem just.

(a)

In the alternative, if Memorandum of Understanding is not legally binding then our company claims as against Rokicki the following relief:

(i)

damages for misrepresentation inducing breach of contract in the amount of US$750,000;

(ii)

pre-judgement and post judgement interest pursuant to the Courts of Justice Act, (Ontario);

(iii)

cost of the claim and the counterclaim; and

(iv)

such further and other relief as to the Court may seem just.

We intend to vigorously defend Rokicki’s action and pursue our conterclaims. Although pleadings have not closed and no discovery has yet taken place, management of our company is of the view that the claim by Rokicki is without merit.

4.

We started arbitration proceedings against Industrial Service & Machine Inc., operating as McClean Anderson, a division of Industrial Service & Machine Inc. ("McClean Anderson") on October 20, 2006 for breach of contract, negligent misrepresentation and breach of duties of care. We were bound to an arbitration clause in an agreement between us and McClean Anderson. Under the Rules of Arbitration of the International Chambers of Commerce an advance cost is payable for the arbitration in equal shares by the parties. We paid our share of the cost, but McClean Anderson refused to pay its share. As a result of McClean Anderson’s breach of its agreement to arbitrate, our legal counsel filed a claim against McClean Anderson in the Court  of Queen’s Bench of Alberta on June 15, 2007 for:

(a)

an interim injunction and permanent injunction directing McClean Anderson to provide all outstanding deliverables including but not limited to all necessary tools, including all software and source codes to enable the programmable components of the filament winding systems to be fully accessible and usable on an ongoing basis to our company’s personnel;

(b)

an Order for specific performance requiring McClean Anderson to perform all, or certain of its contractual obligations as directed by the Court;

(c)

a declaration that our company may commence, prosecute and seek damages in an action before the Court;

(d)

a declaration that McClean Anderson intended to cause harm to our company without any lawful justification and disentitling McClean Anderson from relying upon any provisions of the agreements with our company which purport to limit the damages for which McClean Anderson is liable;

(e)

damages in the sum of $27,823,196, or such amount as may be proven at trial;

(f)

costs of the action; and

(g)

such further and other relief as the Court deems equitable and advisable.

McClean Anderson’s motion to stay the proceedings in the Alberta Courts and to refer the parties back to arbitration was heard on November 20, 2007 and was unsuccessful. McClean Anderson filed a Notice of Appeal on December 9, 2007, but the Appeal was dismissed on March 10, 2008. McClean Anderson has not filed a Statement of Defence or a counterclaim.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director or executive officer of our company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of our company's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2007 or during the current financial year that has materially affected or will materially affect our company, other than as disclosed elsewhere in this Annual Information Form.

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

3.

the Manufacturing and Licensing Agreement with Global referred to under "Business of the Corporation – II. RStandard Utility Poles – Manufacturing"; and

4.

the trust indenture dated as of October 6, 2005 between us and Computershare Trust Company of Canada providing for the issue of the $25 million principal amount of Debentures on October 6, 2005 referred to under "Description of Capital Structure – Unsecured Convertible Debentures".

ESCROWED SECURITIES

To our knowledge, none of our securities are held in escrow or subject to a contractual restriction on transfer.

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

3.

on January 12, 2007, as part of the consideration for their services in connection with the immediately foregoing private placement, we issued agents broker warrants to purchase an aggregate of 625,000 Common Shares at an exercise price of $0.86 per share until July 14, 2008. As at the date of this Annual Information Form, the 625,000 broker warrants are outstanding; and

4.

on March 29, 2007, as part of the consideration for their services in connection with a private placement of 31,338,889 Common Shares, we issued agents broker warrants to purchase an aggregate of 1,400,000 Common Shares at an exercise price of $1.00 per share until March 31, 2008. As at the date of this Annual Information Form, 925,000 of the broker warrants are outstanding.

INTERESTS OF EXPERTS

Names of Experts

The only person or company who is named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or relating to, our most recently completed financial year, and whose profession or business gives authority to the  report, valuation, statement or opinion made by the person or company, is KPMG LLP, Chartered Accountants, our independent auditors. KPMG LLP, Chartered Accountants, have performed the external audit of our consolidated financial statements for the fiscal year ended December 31, 2007.

Interests of Experts

KPMG LLP is independent of our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

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

Additional financial information is also provided in our consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2007.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following discussion of the financial condition and results of operations of Resin Systems Inc. (“RS” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the annual information form of the Company dated March 12, 2008 for a complete understanding of the financial position and results of operations of the Company.  The information in this document is provided as of March 12, 2008 and is stated in thousands of Canadian dollars unless otherwise indicated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard™ products and to manufacture and sell a line of rollers based on its RStandard composite roller tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version™ resin and RStandard composite roller tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2007 is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and on the Company’s website at www.grouprsi.com.

Mission and Vision

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the North American market with its modular utility poles and conveyor roller tubes as its two flagship products, and identifies a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

Business Strategy

The Company is headquartered in Calgary, Alberta. Using its competitive advantages, its Version resin system and its composite products development and engineering expertise, the Company’s business model is to develop products that have large and addressable markets with uniform requirements globally and where the benefits of RS’s proprietary materials provide economic and performance advantages over conventional materials. RS’s business model is comprised of the following stages:

 (i)

Product Screening – screening new product opportunities that have large and addressable markets with uniform requirements globally and where the benefits of the Company’s proprietary materials and processes provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and product prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders.  During this stage, the Company will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand.  During this stage, the Company will supply manufacturing partners with its proprietary Version™ resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

By developing products that pass the Company’s rigorous screening process, the Company believes it can achieve significant revenue growth and superior returns without significant capital and resource requirements. Further, because the Company’s business model is based on partnering with experienced and established manufacturing and distribution partners, the Company believes it can achieve market penetration and its growth objectives faster because it benefits from its partners’ established infrastructure, resources, reputations and expertise.

Core Business Focus

The Company’s primary business focus is commercializing its first two products:

(i)

RStandard™ utility pole is a light and durable modular pole that satisfies the most common heights and strengths of transmission and distribution pole needs of power utilities.  The product is in the market penetration stage of RS’s business model;

(ii)

RStandard roller tube is a light and durable large-diameter tube used in roller assemblies for industrial bulk material handling equipment.  The product is in the market entry stage of the Company’s business model.

Overview of 2007 results

2007 was characterized by the transformation of RS’s leadership, business strategy and business focus. While the results of this transformation are expected to show fully in 2008, significant progress was made during the year.

RS began to show positive margins of 2 percent in the second half of 2007 compared to negative 23 percent in the four quarters of 2006 reflecting an improvement of 25 percent.

RS’s 2007 operating results reflect the positive impact of the Company’s restructuring. It lowered its cash expenditure rate for operations to approximately $1,100 per month in the third and fourth quarters of 2007 compared to $3,100 per month in the last half of 2006. The Company does not expect significant changes to these levels of expenditures in the foreseeable future.

RStandard Utility Poles

In January 2007, the Company signed a five-year distribution agreement (“Distribution Agreement”) with HD Supply Utilities, Ltd. (“HD Supply Utilities”) designating them as the exclusive distributor of RStandard utility poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands. Pursuant to the distribution agreement, HD Supply Utilities provided RS with an initial purchase order for RStandard poles with a value exceeding US$50 million.

The Company believes this agreement will enable an efficient and accelerated market penetration of RStandard poles. RS will benefit from HD Supply Utilities’s established reputation, customer base, industry relationships and distribution infrastructure.

In January 2007, the Company signed a letter of intent with Global Composite Manufacturing (“Global”), a corporation operating in Tilbury, Ontario and in August 2007 entered into an amended and restated manufacturing and licensing agreement reflecting substantially the same terms and conditions as reflected in the letter of intent. This agreement provides the framework whereby Global moved, upgraded and re-commissioned the existing RStandard utility pole manufacturing equipment previously used by RS, as well as related additions for use in Global’s production of RStandard utility poles under license from the Company.

Global’s original plans were to begin production in June 2007. However delays in the readiness of the Tilbury plant delayed the installation and subsequent start-up of manufacturing on the first production cell to August 2007 and commercial shipments of utility poles started in September.

During the fourth quarter of 2007, Global focused on achieving an efficient manufacturing process and reaching a three shift operation on the first production cell. In 2008, Global has shifted its attention to increasing production output on the first production cell as well as upgrading, installing and recommissioning the second production cell, completion of which is expected in the second quarter of 2008.

RStandard utility poles valued at $888 were shipped from Global’s production facility in 2007 supplying utilities within North America and Australia.

During the production start-up period, the Company’s focus with HD Supply Utilities was on sales force training and strategic planning, laying the foundation for product market penetration. With Global’s production now anticipated to reach expected levels in the first half of 2008, HD Supply Utilities is expected to begin stocking distribution outlets and increasing its distribution efforts.

With the pricing provisions in the HD Supply Utilities and Global agreements, the Company anticipates stable and predictable margins during the term of these purchase arrangements as both selling price and production costs are fixed by the agreements.

The Company has focused considerable resources to support Global in establishing successful manufacturing operations in Ontario.  The Company’s support for Global includes the prepayment of $3,500 to be applied against future utility pole deliveries which assisted Global in financing their start-up costs.  Pursuant to the terms of these prepayments, the Company expects these advances will be repaid through product deliveries and/or cash during the first half of 2008.

Subsequent to year-end, Global has completed a $6,100 financing as contemplated by the manufacturing and license agreement between Global and RS. Global’s overall financing plan includes Ontario provincial government loans and grants.  RS has provided guarantees in the amount of $6,100 to Global’s lenders in this financing:  $2,100 on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment, and $4,000 on a full recourse basis.  The guarantees would be called upon if Global fails to perform under its obligations to its lenders.

RStandard Composite Roller Tube
(formerly VRoll™ Composite Roller Tube)

In December 2006, RS entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC Technologies") of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the agreement, the Company will supply RStandard composite roller tubes to FMC Technologies's Material Handling Solutions business for use in its new line of composite Link-Belt® Conveyor Idler Rolls.  The agreement provides that RS will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia, subject to specified terms and conditions.

The Company and FMC Technologies completed the development of FMC Technologies's line of Link-Belt Composite Conveyor Idler Rolls made with RStandard composite tubes for above ground applications in early 2007 and received certification for use in underground applications from the U.S. Mining Safety and Health Administration in the third quarter 2007, adding a significant addressable market segment for the roller tube business line.

Over the second half of 2007, FMC Technologies undertook a variety of activities in preparation for full-scale production of composite rollers and the full market launch for Link-Belt Composite Conveyor Idler Rolls. These activities were expected to be completed in 2007. As a result of delays by FMC Technologies in their assembly of the end-product composite idler rolls, the activities were delayed until the first quarter of 2008.

The Company’s roller tube production capacity is being increased with the addition during the first quarter of 2008 of a higher tonnage pultruder. The new pultruder will allow RS to produce larger diameter roller tubes, start the planned production of pultruded utility poles, and will enhance the Company’s ability to continue its research and development of new products. The Company’s combined production capability is expected to be sufficient to supply the full range of tubes and profiles required for the roller tube and utility pole product lines during 2008.

With these efforts ongoing, the Company and FMC Technologies began their efforts to identify and deliver to paid-for pilot installations; marking the beginning of market introduction efforts. These activities continued into the first quarter of 2008, with more than 50 percent of identified pilot installations delivered to date. Regular orders from the pilots delivered during 2007 are expected to begin in the second quarter of 2008.

2008 Outlook and Plans

RStandard Utility Poles

RS can supply the most common transmission and distribution poles required by North American utilities with its market tested RStandard utility poles.  With its Distribution Agreement with HD Supply Utilities and its contract manufacturing capacity, RS believes that it is now in a position to more aggressively penetrate the North American market with its RStandard utility poles.

The Company’s goals in 2008 include achieving the following important milestones for its utility pole product line:

•

continue to oversee operational improvements of the first cell of the RStandard utility pole manufacturing equipment by Global;

•

support and oversee the upgrade, recommissioning and operation of the second cell of the RStandard utility pole manufacturing equipment by Global;

•

support and oversee the engineering, construction, commissioning and operation of additional production cells to meet the growing market demand;

•

work with HD Supply Utilities pursuant to the Distribution Agreement to continue its North American market penetration for RStandard poles by adding key customers and increasing the number of repeat orders from existing customers;

•

continue to expand the RStandard utility pole product line based on the needs and experiences of utility customers; and

•

develop and commercialize additional products in its RStandard utility pole product line including, pultruded utility poles up to 12 metres (40 feet), pultruded crossarms and pultruded crossbraces for H-frame structures. The new pultruded utility pole will allow the Company to enhance its competitiveness in the distribution pole market and the crossarms and crossbraces will increase its competitiveness in the H-frame structure market, both significant market segments.

RS believes it is positioned to increase its market share of utility pole sales in the marketplace as its competitively priced RStandard pole product line provides significant competitive advantages for utility customers compared to conventional wood, steel and concrete poles products.

RStandard Roller Tubes

RS expects to be in a position to manufacture and supply its RStandard tubes in sufficient quantities to FMC Technologies for use in its new line of composite Link-Belt Conveyor Idler Rolls to support the continued introduction and eventual full market launch of the product to the mining industry and operators of bulk material handling systems.

The Company’s goals in 2008 include achieving the following important milestones for its RStandard roller tube product line:

•

support FMC Technologies as it continues to introduce its composite Link-Belt Conveyor Idler Rolls to its strategic customers, continues to identify and deliver product to paid-for pilot projects, supply repeat customers and initiate the full market launch of the product;

•

manufacture initial quantities of RStandard tubes required by FMC Technologies during the market entry stage of its Link-Belt Conveyor Idler Rolls;

•

continue to develop its RStandard composite tubes based on the needs and experiences of customers; and

•

enter into licenses with experienced third parties, as required, to manufacture greater quantities of its RStandard roller tubes to position the Company to meet growing customer demand.

RS believes that FMC Technologies's composite Link-Belt Conveyor Idler Rolls made with RStandard tubes will be successfully introduced to the market because of the significant competitive advantages, including its excellent corrosion-resistance and low weight compared to conventional steel rollers.

RStandard roller tubes are currently manufactured at RS’s leased 5,200 square metre (56,000 square foot) Calgary production facility.  This facility currently has pultrusion lines capable of producing approximately 300,000 roller tubes annually which is sufficient supply for the market entry stage of RStandard composite tubes. During the first quarter of 2008, RS expects its new high-tonnage pultruder to be fully commissioned providing incremental production of thirty percent, increasing production capacity by 90,000 tubes. As market demand increases, RS intends to enter into arrangements with one or more experienced third party manufacturers to manufacture RStandard tubes for the Company.

Management continues to be focused on expanding its RStandard utility pole and roller tube businesses outside North America. In addition, the Company has made significant progress with its  two current product lines, it will be able to reallocate resources to new product research and development, using its business model described earlier.

The Company plans to execute its strategy with existing human and financial resources. The Company has 70 personnel, involved in business development, product research and development, engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration. The Company expects to be cashflow positive by the end of 2008 and expects that its current cash resources are sufficient to execute its business plan. Accelerated expansion or failure to achieve planned business progress may require additional equity funding.

Corporate

RS significantly lowered its operating costs for the year ended 2007 by 40 percent compared to 2006, reflecting the Company’s restructuring focus. It lowered its cash expenditure from operations to approximately $1,100 per month in the third and fourth quarters of 2007 compared with $3,100 in the third and fourth quarters of 2006. It also lowered its operating losses to $25,796 compared to $43,914 in 2006. The Company does not expect significant changes to these levels of operating expenditures through 2008.

The outsourcing of RStandard utility pole manufacturing to Global and the related move and upgrading of the manufacturing operations has been the largest contributor to cost reductions over 2007, with manufacturing and product development costs dropping by $15,871 in 2007 versus 2006.  In addition, the Company’s personnel and other cost reductions have resulted in savings of $2,798 over 2006.

Leadership Changes

As at February 21, 2007, the Company’s board of directors was restructured with the addition of:

Wilmot L. Matthews, chairman and director

Brian A. Felesky, director

James K. Gray, director

Paul B. Giannelia, director

Cheryl FitzPatrick, senior vice-president, marketing and sales, retired in April 2007 and due to changes in the Company’s business structure, she was not replaced. Rob Schaefer, chief financial officer and corporate secretary, is leaving the Company in March 2008 to pursue other interests. The Company has contracted an interim replacement, a senior Chartered Accountant whose considerable experience includes financial leadership for public companies, while it completes its search for a permanent replacement.

Key Performance Indicators

The Company measures its success using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements recognized in accordance with Canadian generally accepted accounting principles and should not be considered as an alternative to other measures of performance which are in accordance with Canadian generally accepted accounting principles:

1)

Revenue and End-Customer Growth – The Company defines revenue growth as the increase in annual revenues from quarter to quarter. The Company defines end-customer growth as the increase in total utilities using its poles and users of conveyor idler rolls incorporating RS’s roller tube from quarter to quarter. Both measures indicate the Company’s success in the market entry and market penetration of its products.

2)

Gross Profit Percentage – The Company determines gross profit percentage by dividing gross profit by revenue and expressing it as a percentage.  Gross profit percentage reveals the Company’s success in realizing economic value from its proprietary products.

3)

Funds From Operations – The Company defines funds from operations as “Cash used in operations”, as reflected in the Consolidated Statements of Cash Flows before change in non-cash operating working capital.  Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

Selected Financial Information
Thousands of Canadian dollars except per share amounts
	Years Ended December 31,			Increase (Decrease)
	2007	2006	2005	2007/06	2006/05
Product Revenues	$ 987	$ 4,352	$ 1,061%		%
				(77)	310
Net Loss	$ (23,359)	$ (43,411)	$ (21,007)	46	(107)
Net Loss Per Share	$ (0.19)	$ (0.48)	$ (0.26)	63	(85)
Funds from operations(1)(2)	$ (15,198)	$ (36,268)	$ (19,459)	58	(86)

Total assets	$ 26,515	$ 16,615	$ 35,519	60	(53)
Total long-term liabilities	$ 18,538	$ 17,544	$ 15,864	6	11
Working capital	$ 14,800	$ (2,826)	$ 17,698	624	(116)

(1)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital.  Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(2)

Funds from operations is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

Product revenue decreased from 2006 as a result of the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury during the year.  Commercial shipments from the new RStandard pole production facility started in September 2007.  Product revenue during the year represents sales of RStandard utility poles of $888 and sales of RStandard roller tubes to FMC Technologies of $65.

Net loss decreased by $20,052 to a net loss of $23,359 in 2007 because of the shutdown of RStandard pole production in Calgary. Manufacturing and product development expenses decreased by $15,871. This decrease resulted from significantly lower manufacturing and product development costs incurred by the RStandard utility pole product line and a reduction in personnel costs. Restructuring costs incurred in 2007 were minimal compared to the $2,682 incurred in 2006 as restructuring activities were completed by February 2007.

Working capital increased by $17,626 which can be attributed to $33,308 of net proceeds raised from the common share offering in the first quarter of 2007. Working capital increases were offset by the use of $15,198 in cash to fund operations and the use of $720 for purchases of property, plant and equipment related to the Calgary production facility.

Long-term liabilities increased by $994 from December 31, 2006 largely due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005.

Cost reductions were offset by an increase in general and administrative costs of $370 resulting from $3,277 in non-cash charges related to stock-based compensation awards granted in the year. Included in the total stock-based compensation is $3,018 relating to the president and chief executive officer, and the chief financial officer and corporate secretary’s stock-based compensation.  These stock-based compensation awards were granted to officers of the Company to greater align their interest with shareholders interests. Also, contributing to the improvement in funds from operations year-over-year is the net gain embedded in Company’s foreign currency contracts of $1,515, described below.

The largest purchasers of utility poles in the North American region purchase poles in U.S. dollars. Additionally, the most significant manufacturing costs of RStandard poles are raw materials, which are also routinely denominated in U.S. dollars. As a result, the Company negotiated its raw materials contracts, its contract for the manufacture of RStandard utility poles with Global, and its contract with HD Supply Utilities for the distribution of RStandard utility poles in U.S. dollars in order to insulate the Company to the largest degree possible from the effects of foreign currency exchange rate changes. During the period, the Company signed a definitive agreement with Global, which included fixed U.S. dollar prices for the manufacturing of RStandard poles and the sale of resin. Section 3855 – Financial Instruments – Recognition and Measurement requires that the Company revalue the “embedded” foreign currency component of this contract based on forward foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the Global agreement, management estimates and third party information, resulted in an unrealized foreign currency gain of $1,515 for the year.  The fair value of the foreign currency contracts will be valued quarterly resulting in a foreign exchange gain or loss recorded which will be dependent on the variability of foreign exchange rates over the period. The effect of foreign currency movements on the contracts for the purchase of raw materials and the sale of RStandard poles to HD Supply Utilities are not reflected in this revaluation as this treatment is not permitted under Canadian generally applied accounting principles.

Revenue
Thousands of Canadian dollars
	Years Ended December 31,		Increase
	2007	2006	(Decrease)
			%
Product Revenues	$ 987	$ 4,352	(77)
Other income	901	379	138
Total	$ 1,888	$ 4,731	(60)

Revenues for the year were modest due to the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury during the year. Commercial shipments from the new RStandard pole production facility started in September 2007. Product revenue in the year represents sales of RStandard utility poles and sales of RStandard roller tubes to FMC Technologies for use in Link-Belt Composite Idler Rolls for identified paid for pilot installations.

Other income is primarily comprised of interest income of $794 and a gain on the sale of discontinued product of $107.

In 2007, the gross product margins were ($17) or negative 2 percent compared to margins of ($999) or negative 23 percent in 2006.  Almost all sales for the first nine months of the year came from inventory produced in Calgary prior to the move of pole manufacturing, which is valued close to current sales prices.  This, combined with warranty replacement costs of ($35) and freight on shipments of ($59) from Calgary in the first and second quarters of 2007 that RS chose to absorb for strategic reasons explain the negative margins recorded for the year. In the fourth quarter of 2007, cost of goods sold included $36 which related to the gain on foreign currency embedded derivative.  This adjustment to cost of goods sold relates to the change in the USD exchange rate since the amended and restated manufacturing and licensing agreement with Global was signed in August 2007, resulting in a reduction of gross margin for the quarter.

Operating Expenses
	Years Ended December 31,		Increase
Thousands of Canadian dollars	2007	2006	(Decrease)
			%
Manufacturing start-up and product development	$ 5,944	$ 21,815	(73)
General and administrative	8,829	8,459	4
Financing charges	5,126	4,086	25
Marketing and business development	2,287	3,250	(30)
Restructuring charges	179	2,682	(93)
Write-down of property, plant and equipment	1,497	-	-
Amortization of property, plant and equipment	1,917	2,623	(27)
Total Operating Expenses	$ 25,779	$ 42,915	(40)

Manufacturing and Product Development

Manufacturing and product development expenses decreased from $21,815 to $5,944 in 2007 due to the shutdown of RStandard pole manufacturing in Calgary in February 2007 and the related reductions in materials and labour costs that were being incurred during 2006 to establish production in Calgary.  Manufacturing and product development includes utility pole product development costs, composite roller tube manufacturing and development costs, and engineering, and research and development overhead costs.

For 2007, RStandard pole product development costs were $3,325 compared to $17,562 in the same period of 2006.  RStandard utility pole product development costs in the period resulted from activities directed at product improvement, the commissioning of manufacturing at Global’s facility and the testing of product produced in Global's new manufacturing facility.

RStandard roller tube manufacturing and product development costs were $539 in 2007 compared to $nil in the same period of 2006.  Composite roller tube costs relate to the development of various sizes and types of roller tubes required by the market, production of samples and product testing.  During 2007 RS developed and produced product samples that increase the roller tube’s conductivity for use underground and developed two new roller sizes. The conductive tube and the new roller tube sizes open new market segments for the roller tube business line.

Engineering and research and development overhead costs were $2,080 in 2007 compared to $4,253 in the same period of 2006, with decreases due primarily to personnel-related cost reductions related to the Company’s restructuring.

General and Administrative

General and administrative expenses increased by $370 to $8,829 in 2007 due to non-cash charges of $3,481 related to stock-based compensation awards (described below) offset by personnel-related cost reductions due to the Company’s restructuring.

During 2007, RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the president and chief executive officer, and the chief financial officer and corporate secretary.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation; severance pay in the event of termination without just cause; modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.  As a result, 3,000,000 new options were issued to officers vesting over a period of three years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which also vested immediately.

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and early 2007. While the majority of related charges were recorded in 2006, charges include dismantling and cleaning of $107 and asset impairment of $72 were recorded in the current year.

Restructuring charges in 2006 were $2,682 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff in order to transition the manufacturing of RStandard poles to Global and to improve overall operating efficiency. Charges included the decommissioning of property, plant and equipment totalling $1,779, workforce reduction cost of $495, dismantling and cleaning costs of $277 and taxes, utilities and lease costs of $131.

Financing Charges

Finance charges increased by $1,040 to $5,126 in 2007 due to costs of $816 associated with the promissory note and equity financings in the first quarter of 2007.  The Company also incurs interest charges on its convertible debenture.

Marketing and Business Development

Marketing and business development expenses decreased to $2,287 in 2007 from $3,250 in 2006 due primarily to personnel-related cost reductions. Marketing and business development expenses include costs for product and technical support provided to HD Supply Utilities and FMC Technologies as well as other business development activities.

Amortization of Property, Plant and Equipment

Amortization charges decreased by $706 to $1,917 compared to 2006 as a result of equipment sold or written-off offset by amortization of property, plant and equipment additions over the course of 2007 for the Calgary production facility.

Liquidity and Capital Resources

The Company's main source of cash flow has been through the issuance of equity securities. This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

RS entered fiscal 2007 with $1,199 in cash and raised $33,177 from the issuance of short-term notes and common shares. To date, the Company has maintained spending levels in line with its forecasts. Further, the Company expects to be cashflow positive by the end of 2008 and expects that its cash resources are in line with its forecasts and are sufficient to execute its business plan.

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172
Issued for cash, net of issue costs	35,000	33,177	-	-
Warrants issued	-	-	2,500	544
Broker warrants attributed to financing costs	-	(593)	2,025	754
Stock options exercised	980	1,016	-	-
Restricted share units issued	824	1,302
Warrants exercised	100	142	(100)	(42)
Warrants expired	-	-	(3,389)	(1,172)
Balance, December 31, 2007	133,004	$ 108,704	4,425	$ 1,256

Stock options – outstanding options:

Number of
Options held by employees/non-employees (in ‘000’s)	stock options
Outstanding, December 31, 2006	5,699
Granted	3,220
Exercised	(980)
Forfeited	(1,197)
Outstanding, December 31, 2007	6,742

As at March 12, 2008, the Company has 134,936 common shares and 12,088 warrants, options outstanding and restricted share units outstanding.

Funds used in operations during 2007 totalled $15,198 including $2,125 related to debenture interest. In addition, RS prepaid $3,500 to Global during the period, which is expected to be repaid by product deliveries and/or cash during 2008.  The Company plans to finance its continuing operations from cash on hand until it reaches positive operating cashflow. Accelerated expansion or failure to achieve planned sales and production levels may require additional equity funding.

Capital expenditure program

The Company plans on investing approximately $872 in 2008 on capital equipment related to RStandard roller tube production and to support research and development activities, after which time it will have the production capacity needed to meet its near term demand for rollers and pultruded utility products. Capital expenditures required during the next fiscal year will be financed through cash reserves. RS’s pole manufacturing partner is responsible for capital expenditures related to the pole business.

Contractual obligations

In 2006, RS entered into agreements to lease plant and office space in three locations; one for office space with an initial term to June 30, 2011 with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016 with two five-year renewal options and one for research and development facilities with an initial term to June 30, 2011.  During 2007, the research and development facilities were subleased for a term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

	Expected Payment Date
Obligation	2008	2009	2010	2011	2012	Thereafter	Total
(in $'000's)
Operating Leases	$ 782	$ 792	$ 797	$ 645	$ 468	$ 1,797	$ 5,281
Capital Leases	$ 71	Nil	Nil	Nil	Nil	Nil	$ 71
Long term payable	$ 384	Nil	Nil	Nil	Nil	Nil	$ 384
Convertible Debentures	$2,125	$ 2,125	$26,624	Nil	Nil	Nil	$30,874

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

Subsequent to year-end, Global completed its $6,100 in financing, in connection with the manufacturing and license agreement between Global and RS.  Global received Ontario provincial government loans and grants as part of their overall financing plan.  RS provided guarantees to the lenders in this financing, with $2,100 on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment, and $4,000 on a full recourse basis.  The guarantees would be called upon if GCM fails to perform under its obligations to its lenders.  As at year-end, the Company has guaranteed $500.

The Company has no material debt obligations falling due in 2008 and does not expect any significant payment obligations under contractual commitments during 2008 over and above those included in operating cash expenditures.

The Company has no off balance sheet financing.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from
March 31, 2006 to December 31, 2007:

	2007				2006
	Dec	Sept	Jun(2)	Mar	Dec	Sept	Jun	Mar
(Thousands of Canadian dollars except per share amounts)
Product Revenue	$ 695	$ 102	$ 54	$ 136	$ 1,124	$ 2,059	$ 353	$ 816
Net Loss	(6,559)	(3,120)	(7,389)	(6,291)	(11,939)	(12,794)	(10,589)	(8,089)
Basic and diluted loss per common share	(0.05)	(0.02)	(0.06)	(0.07)	(0.13)	(0.14)	(0.12)	(0.09)
Total cash and cash equivalents	10,162	14,790	21,464	26,094	1,199	4,040	11,074	13,246
Total assets	26,515	32,468	33,960	39,283	16,615	20,060	30,998	32,367
Total long-term debt (1)	17,664	17,113	16,790	16,474	16,702	16,241	15,838	15,431

(1) Total long term debt is comprised of the unsecured convertible debenture and National Research Council advances.

(2) The Company revalued options that changed vesting criteria in the second quarter resulting in a reduction in non-cash based compensation expense of $674. This reduction represents a change to the Company’s previously reported second quarter results.

Product revenue fluctuated in 2007 due to the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury.

Net loss decreased for each of the quarter year over year due to the shutdown RStandard pole production in Calgary.

In order to fund the operations, the Company issued common shares for total net proceeds of $33,308 in the first quarter of 2007 resulting in a cash increase for the quarter. Due to the shutdown of RStandard pole production in Calgary and the focus to commission Global’s new manufacturing facility in Tilbury, cash and total assets decreased quarter over quarter in 2007.  In the second half of 2007, RS prepaid $3,500 to Global which is expected to be repaid in the first half of 2008.

Fourth Quarter Results

Total Revenue
Thousands of Canadian dollars
	December 31,		Increase (Decrease)
	2007	2006
			%
Product	$ 695	$ 1,124	(38)
Other income	281	22	1177
Total	$ 976	$ 1,146	(15)

The Company’s product revenue for the fourth quarter of 2007 was $695 compared to $1,124 during the same period of 2006. Commercial shipments from Global’s production facility started in September 2007 resulting in higher 2007 fourth quarter sales than in previous quarters in 2007. Other income in the fourth quarter of 2007 relates to interest income.

Operating Expenses
	Three Months Ended December 31,		Increase (Decrease)
Thousands of Canadian dollars	2007	2006
			%
Manufacturing and product development	$ 1,369	$ 5,160	(73)
General and administrative	1,284	2,840	(55)
Financing charges	1,090	1,041	5
Marketing and business development	602	794	(24)
Restructuring charges	(1)	913	(100)
Write-down of property, plant and equipment	1,497	-	-
Amortization of property, plant and equipment	288	898	(68)
Total Operating Expenses	$ 6,129	$ 11,646	(47)

Manufacturing and Product Development

Manufacturing and product development expenses for the quarter decreased by $3,791 to $1,369 in 2007 as a result of the shutdown of RStandard pole manufacturing in Calgary.

Restructuring Charges

Restructuring charges in the fourth quarter were insignificant compared to $913 in the fourth quarter of 2006 as RS had completed restructuring initiatives in early 2007.

General and Administrative

General and administrative expenses for the quarter decreased by $1,556 to $1,248 compared to the fourth quarter of 2006, mainly due to personnel related costs reductions related to the Company’s restructuring.

Financing Charges

Financing charges for the fourth quarter are comparable to the same period in 2006.

Marketing and Business Development

Marketing and business development for the quarter decreased by $192 compared to the fourth quarter in 2006 due to personnel-related cost reductions.

Write-down of Property, Plant, and Equipment

In 2007, RS wrote down property, plant and equipment of $1,497, which consisted mainly of manufacturing equipment not deemed useful for further operations.

Amortization of Property, Plant, and Equipment

Amortization charges for the quarter decreased by $610 compared to the same period in 2006 due to equipments sold or written off during the year offset by additions over the year for the Calgary production facility.

New Accounting Pronouncements

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”.  As a result, the Company no longer deferred financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security.  The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resulting impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98.  The adoption of this new pronouncement has been accounted for retroactively without restatement.

This section also stipulates that derivative financial instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  In accordance with the new standards, the Company has accounted for foreign currency embedded derivatives, resulting in a gain of $1,515 for the period ending December 31, 2007.

The new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of December 31, 2007, the Company does not have any comprehensive income.

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed. The Company does not expect any significant effect on its financial statements due to the application of these standards.

The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008.  The Company does not expect any significant effect on its financial statements due to the application of these standards.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the December 31, 2007 consolidated financial statements.

Variable Interest Entities

In August 2007, the Company entered into an amended and restated manufacturing and licensing agreement with Global, a corporation operating in Tilbury.  This agreement provides the framework whereby Global is responsible to move, upgrade and re-commission existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company.

Global is a variable interest entity as its total equity is not sufficient to finance its activities without additional credit facilities, which have been guaranteed by RS.  The Company has not consolidated Global because it has determined that it is not the primary beneficiary, as the equity holders of Global will receive the majority of Global’s expected returns/losses.

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

To date, the Company has financed its activities through the issuance of shares, warrants and debentures to investors, and continues to operate as a going concern. Future financing maybe required in order to fund operating costs as they come due. The Company’s success will ultimately depend on its ability to generate revenues from its product sales, so its operating costs may be financed by revenues from operations, instead of outside financing.  The outcome of these matters is uncertain and cannot be predicted at this time, but the Company has decreased its operating expenditures, increased its production of RStandard utility poles and roller tubes, and the Company’s distribution partners are ramping up their market penetration plans. Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue to operate as a going concern.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable, and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left Global’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

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

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2007 that, as a result of the material weakness described below, disclosure controls and procedures are ineffective in providing reasonable assurance that material information is made known to them by others within the Company.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934 and in multilateral instrument 52-109.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally applied accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally applied accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate  because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  As of December 31, 2007, management has identified the following material weakness in the Company’s internal control over financial reporting:

The Company’s finance staff does not have sufficient technical accounting knowledge to address complex and non-routine accounting transactions that may arise.  Specifically, there is an inability to identify the existence of accounting issues arising from certain transactions completed by the Company.  As a result, material misstatements were identified in stock-based compensation expense and foreign currency embedded derivatives which were corrected prior to the issuance of the 2007 consolidated financial statements. This control weakness, which is pervasive in nature, results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

As a result of the existence of the material weakness discussed above as of December 31, 2007, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management’s Current Plan for Remediating the Material Weakness

The Company will enhance its finance staff training and development. Additionally, the Company will increase the use of services of outside consultants who have expertise in complex accounting matters to assist in identifying and resolving complex issues. Management will also implement an improved consultation process with external auditors.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

•

The registrant has enhanced controls surrounding month end reporting. One of the major enhancements is detailed management review of its monthly variance analysis comparing actual to budget.

Risk Factors

Market Acceptance

The rate and magnitude of product acceptance by customers is uncertain. Given their innovative design, the Company’s products have the advantage of being a cost effective durable option which should allow its manufacturing and distribution partners to be able to compete effectively in these markets.

Supplies

The prices and availability of raw materials are subject to market forces largely beyond the Company’s control, therefore RS has entered into fixed price contracts with suppliers for its significant raw material inputs. Interruptions of supplies may affect RS’s results of operations.

Financial Conditions

To date, RS has not recorded a profit from operations and has derived virtually all of its working capital from the sale of its securities. The Company has experienced erratic revenue trends over the course of its history and, at times, deficiencies in working capital. RS’s business also faces many known and unknown risks that could hinder its ability to continue as a going concern.  In the current year, the Company raised $33,177 from the issuance of short-term notes and common shares, in order to finance its current business plan. To date, the Company has maintained spending levels in line with its forecasts. Further, RS expects to be cashflow positive by the end of 2008 and expects that its cash resources are in line with its forecasts and are sufficient to execute its business plan.

Reliance on Third Party Manufacturer

RS’s business is highly reliant on the development and deployment of third party manufacturers. There can be no assurance that its third party manufacturer will be able to meet the Company’s manufacturing and distribution needs. To mitigate this risk, RS has retained the ability to develop technology and maintains all rights to the equipment and technology used in Global’s manufacturing facility and has the right to take control of Global’s manufacturing facility in the event of Global’s default on their obligation to RS.

In order to facilitate Global’s start-up, RS provided a $4,000 guarantee on a full recourse basis to Global’s lenders and a $2,100 limited recourse guarantee to Global’s lenders, which guarantee is collateralized with its RStandard utility pole manufacturing equipment and related additions. If Global composite equipment defaults on the loans, RS will be called on the guarantees.

Proprietary Technology

RS’s intellectual property could be challenged, invalidated or circumvented and may not provide us with any competitive advantage. The Company relies on a combination of trade secret protection, trademark laws, confidentiality agreements and other contractual arrangements. There can be no assurance that these protection methods will be adequate to prevent third party development of the same and similar technology.

Foreign Exchange

The Company’s operating results are reported in Canadian dollars. The majority of the Company’s supplies purchases and product sales are in U.S. dollar. The majority of the Company’s operating costs are incurred in Canadian dollar. The Company is therefore susceptible to foreign currency gains and losses.

A detailed discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2007 dated March 12, 2008.  This annual information form can be found on the Company’s website at, the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Consolidated Financial Statements of

RESIN SYSTEMS INC.

Years Ended December 31, 2007 and 2006

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

Signed “Paul Giannelia”

signed “Rob Schaefer”

Paul Giannelia

Rob Schaefer

President, CEO

CFO

Calgary, Canada

March 12, 2008

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. (the “Company”) as at December 31, 2007 and 2006, and the consolidated statements of loss and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated as at March 12, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada

March 12, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Resin Systems Inc.:

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 19 to the consolidated financial statements as at December 31, 2007 and for the year then ended. Our report to the shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Resin Systems Inc.:

We have audited Resin Systems Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and is included in Management’s Annual Report on Internal Control Over Financial Reporting: The Company’s finance staff does not have sufficient technical accounting knowledge to address complex and non-routine accounting transactions that may arise.  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 12, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Calgary, Canada

March 12, 2008

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

December 31, (in $'000's)	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$10,162	$1,199
Accounts receivable (note 6)	2,277	985
Inventories (note 7)	1,297	2,218
Prepaid expenses and deposits (note 4)	2,893	263
	16,629	4,665
Restricted cash and deposits (note 5)	400	514
Foreign currency contract (note 17)	1,515	-
Property, plant and equipment (note 8)	7,971	10,839
Deferred financing costs (note 3,10)	-	597
	$26,515	$16,615
LIABILITIES and SHAREHOLDERS' EQUITY/ (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$963	$6,951
Other current liabilities (note 9)	866	540
	1,829	7,491
Convertible debentures (note 10)	17,664	16,273
Other long-term liabilities (note 9)	874	1,271
	20,367	25,035

Shareholders' equity (Deficit)
Share capital (note 11(a))	108,704	73,660
Warrants (note 11(a))	1,256	1,172
Equity component of convertible debentures (note 10)	10,258	10,258
Contributed surplus (note 11(f))	6,432	3,731
Deficit	(120,502)	(97,241)
	6,148	(8,420)
Future operations (note 1)
Commitments (note 18)
Subsequent event (note 4)
	$26,515	$16,615

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed   “Wilmot Matthews”

      Signed “David Williams”

Director

      Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

Years ended December 31, (in $'000's)	2007	2006
Product revenue (note 16)	$987	$4,352
Cost of sales	1,004	5,351
	(17)	(999)
Expenses
Financing charges (note 13)	5,126	4,086
General and administrative	8,829	8,459
Manufacturing and product development	5,944	21,815
Marketing and business development	2,287	3,250
Amortization of property, plant and equipment	1,917	2,623
Write-down of property, plant and equipment (note 8)	1,497	-
Restructuring charges (note 12)	179	2,682
	25,779	42,915
Loss before undernoted items	(25,796)	(43,914)
Net gain on foreign currency contracts (note 17)	1,515	-
Other income	901	379
Non-controlling interest	21	124
Net loss	(23,359)	(43,411)
Deficit, beginning of year	(97,241)	(53,830)
Adjustment due to adoption of new accounting pronouncement (note 3)	98	-
Deficit, end of year	$(120,502)	$(97,241)
Basic and diluted loss
per common share	$(0.19)	$(0.48)
Basic and diluted weighted average number
of shares outstanding (000's)	123,599	89,858

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

Years ended December 31, (in $'000's)	2007	2006
Cash provided by (used in):
Operating:
Net loss	$(23,359)	$(43,411)
Proceeds of tenant inducements	-	330
Items which do not involve cash
Amortization of property, plant and equipment	1,917	2,623
Financing charges	2,902	1,914
Net unrealized gain on foreign currency contracts (note 17)	(1,515)	-
Amortization of deferred gain on sale of property, plant and equipment	(79)	(87)
Write-down of property, plant and equipment (note 8)	1,497	-
Non-cash restructuring charges (note 12)	72	1,779
Stock based compensation (note 11 (b))	3,481	767
Non-controlling interest in net loss	(21)	(124)
Other non-cash items	(93)	(59)
Change in non-cash operating working capital (note 15)	(8,989)	4,307
	(24,187)	(31,961)
Financing:
Issue of share capital	30,245	18,374
Issue of promissory notes	4,889	-
Repayment of promissory notes	(1,400)	-
Repayments of other long-term liabilities	(80)	(80)
	33,654	18,294
Investing:
Purchase of property, plant and equipment	(720)	(3,497)
Restricted cash and deposits	114	1,001
Non-controlling interest	-	124
Change in non-cash investing working capital (note 15)	102	(722)
	(504)	(3,094)
Increase (decrease) in cash and cash equivalents	8,963	(16,761)
Cash and cash equivalents, beginning of year	1,199	17,960
Total cash and cash equivalent, end of year	$10,162	$1,199

Cash	$393	$1,199
Cash equivalents	9,769	-
Total cash and cash equivalent, end of year	$10,162	$1,199

See accompanying notes to the consolidated financial statement

1.  Nature of operations:

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

Future Operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the 12 months ended December 31, 2007, RS reported a net loss of $23,359.  At December 31, 2007, RS had positive working capital of $14,800 and a deficit of $120,502.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

2.  Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian  GAAP.  The impact of significant measurement differences between Canadian GAAP and generally accepted accounting principles in the United States of America (“U.S. GAAP”) on the consolidated financial statements is disclosed in Note 19.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables and inventories; valuation of forward currency contracts and valuation of stock-based compensation.  Actual results could differ from those estimates.

(a)  Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its variable interest in Bazalt Inwestycje Sp. z o.o. (“Bazalt”), a variable interest entity (“VIE”) in which the Company is the primary beneficiary.  All significant inter-company balances and transactions have been eliminated.

2.  Significant accounting policies (continued):

(b)  Cash and cash equivalents:

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of ninety days or less.

(c)  Inventories:

Raw materials are valued at the lower of average cost and replacement cost and finished goods are stated at the lower of average cost and net realizable value.

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

(e)  Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(f)  Research and development:

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

(g)  Revenue recognition:

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, title has passed to the customer, the price is fixed or determinable and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the customer assumes the risk of loss once the product has left Global Composite Manufacturing, Inc.’s (“Global”) plant (note 4).  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. RS has no further performance obligations other than its standard manufacturing warranty.

2.  Significant accounting policies (continued):

(h)  Income taxes:

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

(i)  Foreign currency translation:

RS’s subsidiaries are integrated operations and are translated into Canadian dollars using the temporal method.  Accordingly, all monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are translated at the exchange rate in effect at the transaction date.

(j)  Stock-based compensation plans:

RS applies the fair-value method of accounting to all stock-based compensation arrangements, using the Black-Scholes option pricing model, for both employees and non-employees.  Compensation cost of equity-classified awards to employees are measured at fair value at the grant date and expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur for unvested options.

The Company has a restricted share unit plan as described in note 11(d).  Compensation expense is equal to the fair market value of the shares on the grant date and will be recognized over the vesting period.

RS has a deferred share unit plan as described in note 11(e).  Director fees equal to the amount deferred are recorded.  The liability relating to the deferred share units are revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment is recorded in income.

(k) Per share amounts:

Per share amounts are computed by dividing net earnings (loss) by the weighted average shares outstanding during the year.  Diluted per share amounts are calculated using the treasury stock and if-converted methods.  The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding in-the-money stock options were exercised and that the proceeds from such exercises, including the unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

2.  Significant accounting policies (continued):

The if-converted method assumes the conversion of convertible securities at the latter of the beginning of the reported period or issuance date, if dilutive.

(l) Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

3.

Adoption of new accounting pronouncement:

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”.  As a result, the Company no longer defers financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security.  The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resultant impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98.  The adoption of this new pronouncement has been accounted for retroactively without restatement.

This section also stipulates that derivative financial instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  In accordance with the new standards, the Company has accounted for foreign currency embedded derivatives, resulting in a gain of $1,515 for the period ending December 31, 2007.  Note 17 provides additional details on the Company’s contracts.

The new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. To date, the Company has not engaged in any hedging transactions.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of December 31, 2007, the Company does not have any items included in comprehensive income.

New accounting pronouncements:

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed. The Company does not expect any significant effect on its financial statements due to the application of these standards.

The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008.  The Company does not expect any significant effect on its financial statements due to the application of these standards.

4.   Global Composite Manufacturing Inc.:

In August 2007, the Company entered into a definitive agreement with Global, a corporation operating in Tilbury, Ontario.  This agreement provides the framework whereby Global was responsible to move, upgrade and re-commission existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company.  RS advanced to Global the sum of $3,500 representing a prepayment for future product to be manufactured and delivered by Global to RS.  As at December 31, 2007, $865 has been repaid in product deliveries. Such prepayment is recorded in prepaid expenses and deposits.

RS leased its existing two production cells with a net book value of approximately $3.3 million to Global for a term of up to 10 years.  Global, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment, all upgrades and all related technology.

Subsequent to year-end, RS has provided guarantees to the lenders in Global’s financing, with $2.1 million on a limited recourse basis collateralized by the RStandardTM utility pole manufacturing equipment, and $4.0 million on a full recourse basis.  The guarantees would be called upon if Global fails to perform under its obligations to its lenders (note 18).  As at December 31, 2007, the Company had guaranteed $500.

Global is a variable interest entity as its total equity is not sufficient to finance its activities without these credit facilities, which have been guaranteed by RS.  The Company has not consolidated Global because it has determined that it is not the primary beneficiary as the equity holders of Global will receive the majority of Global’s expected returns/losses.  RS’s maximum exposure to Global is amount of the guarantees disclosed above.

5.  Restricted cash and deposits:

RS has established certain credit arrangements through its bank which are secured by cash of $345 (2006 - $405) held in a separate account.  The Company has classified Bazalt’s cash of nil (2006 - $80) as restricted cash as all distributions require the approval of the Company and the non-controlling interest in Bazalt.

Deposits of $55 (2006- $29) include long-term security deposits on property leases.

6.  Accounts receivable:

Included in accounts receivable is $382 (2006-$289) of GST receivable, $1,470 (2006-nil) due from Global for the sale of resin raw material and $425 (2006-$696) is related to operations.

7.  Inventories:

December 31,	2007	2006
Raw materials	$ 485	$ 1,670
Finished goods	729	548
Assets held for sale	83	-
	$ 1,297	$ 2,218

In 2006, RS wrote down inventories $36.

8.  Property, plant and equipment:

2007	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	27	366
Equipment	8,928	3,199	5,729
Furniture and fixtures	515	256	259
Automotive	226	100	126
Computer hardware and software	1,499	1,100	399
Leasehold improvements	1,588	548	1,040
	$ 13,201	$ 5,230	$ 7,971

2006	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	23	370
Equipment	9,853	1,744	8,109
Furniture and fixtures	509	199	310
Automotive	280	67	213
Computer hardware and software	1,380	874	506
Leasehold improvements	1,522	243	1,279
	$ 13,989	$ 3,150	$ 10,839

At December 31, 2007, the equipment and vehicles included assets under capital lease with a cost of $185 (2006 – $436) and accumulated amortization of $55 (2006–$149).  These amounts are being amortized on declining balance basis at a rate of 20%.

In 2007, RS wrote down property, plant and equipment of $1,497 (2006-nil) which consisted mainly of manufacturing equipment not deemed useful for further operations.

9.  Other liabilities:

	2007	2006
Current portion:
Unsecured credit facility	$ 82	$ 103
NRC advances (a)	384	203
Capital lease obligation (b)	74	92
Deferred sale leaseback gain (c)	88	88
Deferred lease inducement (d)	34	54
Deferred share unit liability (Note 11 (e))	204	-
Total other current liabilities	$ 866	$ 540

Long-term portion:
NRC advances (a)	$ -	$ 226
Capital lease obligation (b)	-	71
Deferred sale leaseback gain (c)	601	679
Deferred lease inducement (d)	219	295
Other	54	-
Total other long-term liabilities	$ 874	$ 1,271

(a) Pursuant to an agreement with the National Research Council (“NRC”), as amended, the Company received advances of $498 to develop its resins.  The advances of $498 plus a contingent 50% return on the advances of $249 are payable quarterly at a rate of 1.9% of the Company’s gross revenue, as defined, for the period December 1, 2005 through November 30, 2010. If the advances of $498 have not been repaid by December 1, 2010, the Company is required to continue repayments of 1.9% of gross revenues until either the aggregate of the advances plus return of $747 is repaid or November 30, 2015.  The Company will recognize the contingent amount when conditions arise that will cause it to be repayable.

(b) These capital leases are payable in equal monthly installments of $8 (2006 - $13) including interest at 7.6%, due October 18, 2008.

(c)  The Company realized a gain of $906 on the sale and subsequent leaseback of property in 2005.  The gain was deferred and is being recognized over the term of the ten year lease.

(d) In 2006, the Company renegotiated two operating leases and received $330 in tenant inducements.  These inducements are being amortized over the term of the leases.

10. Convertible debentures and deferred financing costs:

On October 6, 2005, the Company issued $25,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.

The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the issue date.

10. Convertible debentures and deferred financing costs (continued):

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

The debentures were bifurcated into a liability component of $14,129 and an equity component of $10,258  at inception.  The difference between the $25,000 due on maturity and the initial liability component is accreted and recorded as financing charges.  The accretion amount expensed and added to the debenture liability was $2,086 (2006 - $1,754).

The financing costs related to the debentures of $1,410 have also been bifurcated into a liability component and an equity component on a pro-rata basis based on carrying amounts.  The liability component of $797 was originally recorded as deferred financing costs and is being amortized over the term of the debenture with the unamortized balance at December 31, 2006 being $597.  As a result of adopting the new accounting pronouncement (Note 3), there was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98.

The opening convertible debenture of $16,273 was reduced by $695 as a result of the adoption of the new accounting pronouncement and an accretion amount of $2,086 was added during 2007 resulting in an ending balance of $17,664.

11.  Shareholders’ equity:

(a)

Authorized and issued share capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2005	84,278	$ 55,392	2,541	$ 1,021
Issued for cash, net of issue costs	8,979	12,584	2,800	938
Broker warrants attributed to share issue costs	-	(235)	589	235
Stock options exercised	275	212	-	-
Warrants issued	-	-	99	-
Warrants exercised	2,568	5,707	(2,568)	(998)
Warrants expired	-	-	(72)	(24)
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172
Issued for cash, net of issue costs(1)(2)	35,000	33,177	-	-
Warrants issued (1)	-	-	2,500	544
Broker warrants attributed to financing costs(1)(2)	-	(593)	2,025	754
Stock options exercised	980	1,016	-	-
Restricted share units issued	824	1,302
Warrants exercised	100	142	(100)	(42)
Warrants expired	-	-	(3,389)	(1,172)
Balance, December 31, 2007	133,004	$ 108,704	4,425	$ 1,256

(1)

In January 2007, RS completed a private placement of 5,000,000 units for net proceeds of $4,889.  Each unit consisted of $1 principal amount of unsecured promissory note (“Promissory Note”) and one-half common share purchase warrants expiring July 14, 2008.  The purchase warrants have an exercise price of $1.00 per share and were recorded at a fair value of $544 as calculated using the Black-Scholes pricing model.

A further 625,000 common share purchase warrants were granted to brokers expiring July 14, 2008.  The warrants have an exercise price of $0.86 per common share and were recorded at a fair value of $161 as calculated using the Black-Scholes pricing model.

(2)

In March 2007, RS completed a private placement of 31,339,000 common shares for net proceeds of $29,516.  Pursuant to the right of holders of Promissory Notes to participate in RS’s subsequent equity financing, an additional 3,661,000 common shares were issued on the surrender of $3,600 in principal amount of Promissory Notes and $61 in related accrued interest.  The remainder of the unsecured promissory note described in the above footnote were repaid from the net proceeds of the common share issue.

11.  Shareholders’ equity (continued):

A further 1,400,000 common share purchase warrants were granted to brokers expiring March 31, 2008.  The warrants have an exercise price of $1.00 and were recorded at a fair value of $593 as calculated using the Black-Scholes pricing model.

Warrants:

The following table summarizes information about the warrants outstanding as of December 31, 2007 (in 000’s):

Price	Outstanding	Expiry
$1.00	1,300	March 31, 2008
$0.86	625	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, December 31, 2007	4,425

(b) Stock based compensation:

During 2007, RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation, severance pay in the event of termination without just cause, modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.

As a result, 3,000,000 new options were issued to officers vesting over 3 years, 1,000,000 previously unvested options were changed to vest immediately, and 824,000 restricted share units were granted which vested immediately.

In 2007, RS recorded $1,975 (2006 - $767) in stock-based compensation expense relating to options granted to employees and non-employees.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model, non-employee options are revalued quarterly, with the following weighted average assumptions:

Weighted average assumptions and results	2007	2006

Risk free interest rate (%)	4.60	4.11
Expected life (years)	4.94	3.43
Expected volatility (%)	71.98	67.75
Expected dividends ($)	-	-
Weighted average grant-date fair value ($)	0.88	0.84

During 2007, the Company recorded stock based compensation expense of $3,481 which included: $1,863 calculated on options to employees, $112 calculated on options

11.  Shareholders’ equity (continued):

to non-employees, $1,302 as a result of the restricted share units and $204 for deferred share units.

 (c) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees (in ‘000’s)	stock options	exercise price
Outstanding, December 31, 2005	3,213	$ 1.07
Granted	1,145	1.82
Exercised	(225)	0.55
Change in grantee status to non-employees	(70)	1.45
Forfeited	(220)	2.05
Outstanding, December 31, 2006	3,843	$ 1.26
Granted	3,120	1.41
Exercised	(380)	0.53
Forfeited	(527)	1.90
Outstanding, December 31, 2007	6,056	$ 1.33

Options held by non-employees (in ‘000’s)	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2005	1,375	$ 0.90
Granted	486	1.45
Exercised	(50)	0.37
Change in grantee status from employees	70	1.45
Forfeited	(25)	0.34
Outstanding, December 31, 2006	1,856	$ 1.08
Granted	100	1.63
Exercised	(600)	0.61
Forfeited	(670)	1.28
Outstanding, December 31, 2007	686	$ 1.38

The following table summarizes information about the stock options outstanding as at December 31, 2007:

Price range	outstanding	average years	Exercisable
$0.40-0.80	260	1.47	260
0.81-1.20	2,393	3.22	2,273
1.21-1.45	2,595	3.83	786
1.46-2.40	1,494	3.14	169
$0.40-2.40	6,742	3.37	3,488

       (d)  Restricted share unit plan

Under the Company’s restricted share unit plan, the Company has granted 824,000 restricted share units, vesting immediately, to employees of the Company.  The units granted resulted in non-cash compensation expense of $1,302, valued at the stock price on the grant date.

11.  Shareholders’ equity (continued):

(e)  Deferred share unit plan

Under the Company’s deferred share unit plan, directors have the option to take their fees in the form of deferred share units.  Currently, all directors have elected to take 100% of their compensation in the form of deferred share units.  On retirement from the Board, their deferred share units are paid at a cash value equivalent to the value of one common share to each deferred unit.   The liability for deferred share units are revalued to market on a quarterly basis, as at December 31, 2007 $204 is included in other current liabilities.

(f) Contributed surplus:

The following table reconciles the Company’s contributed surplus:

	2007	2006
Balance, beginning of year	$ 3,731	$ 3,009
Stock-based compensation cost	1,975	767
Stock options exercised	(446)	(69)
Expired warrants	1,172	24
Balance, end of year	$ 6,432	$ 3,731

12.  Restructuring charges:

On August 31, 2006, the Company announced the decision to close its Edmonton manufacturing facilities and consolidate all activities in Calgary.  Further in December 2006, the Company significantly curtailed and later shut down RStandard utility pole production at its Calgary manufacturing facility.  During the year, the Company incurred consequential restructuring charges as follows:

	2007	2006
Workforce reduction	$ -	$ 495
Property, plant and equipment impairment	72	1,779
Dismantling and cleaning charges	107	277
Taxes, utilities and lease costs	-	131
Total restructuring charges	$ 179	$ 2,682

Property, plant and equipment impairment charges of $72 (2006-$1,779) consisted of nil

(2006 - $1,474) for Edmonton equipment, and $72 (2006 - $305) for Calgary equipment not deemed useful for further operations.  The salvage value of the equipment net of disposal costs is deemed to be nil.

Upon consolidating activities in August 2006, the Company reduced its workforce by 56 employees and incurred workforce reduction charges of $289, from associated severance and benefit costs.

Upon the initial curtailment of utility pole production in Calgary, the Company reduced its workforce by 134 employees and by 22 additional employees in January 2007 on the final shut-down.  Workforce reduction charges of $206 were related to the cost of severance and benefits associated with the terminated employees.

13.  Financing charges:

       Financing charges are comprised of:

	2007	2006
Debenture interest expense	$ 2,125	$ 2,125
Other interest expense	99	47
Amortization of deferred financing cost (note 10)	-	160
Short-term financing accretion	816	-
Debenture accretion expense (note 10)	2,086	1,754
	$ 5,126	$ 4,086

14.  Income taxes:

(a)

Expected tax rate:

In 2007, the Company’s statutory income tax rate was approximately 32.12% (December 31, 2006 – 32.12%).  RS’s recorded income tax expense (reduction) differs from the amounts computed by applying the statutory income tax rate to the loss before income taxes as a result of the following:

	2007	2006
Loss before income taxes	$ (23,359)	$ (43,411)
Computed "expected" tax reduction	(7,504)	(13,943)
Change in valuation allowance	645	9,775
Change in tax rates	4,754	3,437
Non-deductible permanent difference – stock based compensation	1,053	247
Other	1,052	484
	$ -	$ -

(b)

Net future income tax assets:

The temporary differences that give rise to future income tax assets, none of which has been recorded in the financial statements, are as follows:

	2007		2006
	Temporary Differences	Tax effected	Temporary Differences	Tax effected
Future tax assets:
Non-capital loss carry forward	$ 91,841	$ 23,061	$ 79,194	$ 23,037
Property, plant and equipment	14,690	3,689	11,205	3,249
Other	4,022	1,010	2,948	829
	110,553	27,760	93,347	27,115

Less valuation allowance	(110,553)	(27,760)	(93,347)	(27,115)
	$ -	$ -	$ -	$ -

14.  Income taxes (continued):

Non-capital losses carried forward expire from 2009 through 2027 as follows:

Period	Amount
2009	$ 1,871
2010	6,531
2014	10,427
2019	768
2025	20,398
2026	37,317
2027	14,529
Total	$ 91,841

15. Supplemental cash flow information:

Changes in non-cash working capital:

	2007	2006
Accounts receivable	$ (1,292)	$ (197)
Inventories	921	321
Prepaid expenses and security deposits	(2,630)	(47)
Accounts payable and accrued liabilities	(5,988)	3,586
Other	102	(78)
Change in non-cash working capital	$ (8,887)	$ 3,585

Relating to
Operating activities	$ (8,989)	$ 4,307
Investing activities	102	(722)

 Interest and taxes paid and received:

	2007	2006

Interest paid	$ 2,189	$ 1,082
Interest received	664	359
Cash taxes paid	-	-

16.  Segmented information:

RS’s activities comprise of one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In 2007, revenue includes sales to customers in the United States of $508 (2006 - $1,054) and International of $407 (2006 - $243) with all other sales attributed to customers located in Canada.

       The following table represents revenues by product categories:

Product	2007	2006
Utility poles	$ 888	$ 4,190
Roller tube	65	-
Other products	34	162
Totals	$ 987	$ 4,352

The following table represents sales to customers that individually represented 10% or more of the Company’s total product revenue for the periods indicated:

Customers	2007	2006
Customer A	-	50%
Customer B	-	14%
Customer C	42%	-
Customer D	28%	-
Totals	70%	64%

17. Financial assets and financial liabilities:

At December 31, 2007 and 2006, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.  At December 31, 2007 and 2006, the carrying amounts of the capital lease obligations and the liability portion of the convertible debt approximate their fair values due to interest rates that reflect market rates.

As at December 31, 2007, the Company had modest exposure to interest rate risk to the extent that changes in market interest rates will impact the fair value of the liability and equity components of the convertible debentures with a fixed interest rate.

The Company does not engage in any hedging or currency trading activities.  Business activities are conducted primarily in U.S. and Canadian dollars and assets and liabilities are denominated primarily in Canadian dollars.  A substantial portion of sales and raw material and product purchases are denominated in U.S. dollars, while most of the administrative costs are denominated in Canadian dollars.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in general and administrative expenses.  In 2007, the Company recorded realized foreign exchange loss of $40 (2006 – gain of $17).

During the year, the Company signed a definitive agreement with Global, which included fixed U.S. dollar prices for the purchase of RStandard poles manufactured by Global and the sale of raw material to Global.  The denomination of these transactions in US dollars makes them embedded

17. Financial assets and financial liabilities (continued):

foreign currency derivatives. The Company revalues the embedded foreign currency component of this contract based on foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the agreement, management estimates and third party information resulted in an unrealized foreign currency gain of $1,515 for the year.  The fair value of the embedded foreign currency derivatives will be determined quarterly resulting in a foreign exchange gain or loss over the period.

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.  At December 31, 2007 and 2006, RS held no collateral or other security relating to accounts receivable.

18.  Commitments, contingencies and contractual obligations:

In 2006, RS entered into agreements to lease plant and office space in three locations; one for office space with an initial term to June 30, 2011, with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016, with two five-year renewal options and one for research and development facilities with an initial term to June 30, 2011.  During 2007, the research and development facilities were subleased for a term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Period	Lease payments
2008	$782
2009	792
2010	797
2011	645
2012	468
Thereafter	1,797

Total minimum future payments have not been reduced by $1,277 of sublease rentals to be received in the future under the non-cancellable sublease.

During 2007, the Company signed a five-year agreement with HD Supply Utilities Ltd. to be the exclusive distributor of RS’s RStandard transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands.  The agreement includes an initial purchase order for RStandard poles with a value exceeding U.S. $50 million of which purchases are to be made over a two year period after deliveries commence.  Shipments began in October 2007 and are expected to continue until January 2010.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations.  Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company’s results of operations or financial condition.

19. Reconciliation with United States generally accepted accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP.  These principles differ in some material respects from U.S. GAAP as noted below.

	2007	2006
Statement of operations

Net loss under Canadian GAAP	$ (23,359)	$ (43,411)
Adjustments:
Convertible debentures (a)	1,806	1,643
Stock options granted to employees (b)(ii)	22	27
Stock options granted to non-employees (b)(iii)	-	(9)
Sale and leaseback of property, plant and equipment (c)	18	(12)
	1,846	1,649
Net loss and comprehensive loss under U.S. GAAP	$ (21,513)	$ (41,762)
Basic and diluted loss per share under U.S. GAAP	$ (0.17)	$ (0.46)

	2007	2006
Shareholders' equity (Deficit)
Shareholders' equity under Canadian GAAP	$ 6,148	$ (8,420)
Equity component of convertible debentures	(10,258)	(10,258)
Accretion not recorded for US GAAP	3,711	2,002
Adjustment for sale/leaseback on sale of property	(82)	(100)
Shareholders' equity under U.S. GAAP	$ (481)	$ (16,776)

(a) Convertible debentures:

Under U.S. GAAP, the convertible debentures issued in 2005 were determined to be conventional convertible debentures; accordingly, the conversion feature was not required to be assessed for bifurcation.  As a result, the accretion of $2,086 (2006 – $1,754) of the liability component of the debenture to the maturity amount recorded under Canadian GAAP has been reversed for U.S. GAAP.  Under Canadian GAAP, there was a reduction in deferred financing costs of $597 resulting from the adopting of the new accounting pronouncement as described in note 3.  Under U.S. GAAP debt issuance costs are capitalized as an asset and amortized over the term of the debenture.

(b) Stock-based compensation:

i)

Effective January 1, 2006, RS adopted the Financial Accounting Standards Board

Statement 123R, Share-Based Payment, using the modified prospective method.  Statement 123R requires stock-based payments to employees to be recognized using the fair value method for the remaining portion of the requisite service under previously granted unvested awards outstanding on adoption as well as new awards.  Prior to January 1, 2006, the Company accounted for stock-based payment awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations whereby stock-based compensation costs were recognized only if the grant-date fair value of the underlying shares exceeded the exercise price or upon certain modifications.  The Company had no cumulative effect adjustment to recognize on adoption of Statement 123R as

19. Reconciliation with United States generally accepted accounting principles (continued):

there were no unvested stock options outstanding on adoption which were previously recognized in the financial statements for periods prior to adoption.

Statement 123R also requires an estimate of the forfeiture rate upon adoption and through out the requisite service period of award whereas, under Canadian GAAP, the Company recognizes forfeitures as they occur which results in a reduction to stock-based compensation expense of $22 (2006- $27) for the year.

ii)

Under Canadian GAAP, the Company records the stock-based compensation expense provided to employees of $1,863 as a general and administrative expense.  Under U.S. GAAP, the Company must record the stock-based compensation costs in the same expense category which includes the employees’ cash compensation costs.  Under U.S. GAAP, the total stock-based compensation expense of $1,841 would be attributed to general and administrative expense of $2,023, product development expense of $28 and  marketing and business development reduction in expense of $210.

iii)

Under U.S. GAAP, share-based payment awards to non-employees are to be recognized using the fair value method based on the initial fair value of the awards granted and subsequently remeasured to fair value each balance sheet date until performance is complete.  This method is consistent with Canadian GAAP, as described in note 10(b).  However, under Canadian GAAP, RS did not adopt the fair value method for share-based awards granted to non-employees until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to non-employees prior to September 1, 2002, results in an additional compensation expense in 2007 of $nil (2006 - $9).

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

i)

The proceeds on sale of $4,000 as a financing obligation with the principal and interest portions of the lease payments of $1 and $394 respectively, being recorded as a reduction to the financing obligation and financing charges, respectively.

ii)

The carrying amount of property, plant and equipment of $3,060 remained on the balance sheet with amortization on the building from the date of sale of $72.

On expiry of the option in 2006, the Company recognized a gain of $967, representing the excess of the outstanding lease obligation of $3,990 over the carrying amount of the land and buildings of $3,023, which has been deferred and is being amortized over the remaining ten year lease term.

19. Reconciliation with United States generally accepted accounting principles (continued):

(d) Recently adopted accounting pronouncements

i)

FIN 48

On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.

The Company’s policy on interest and penalty related to tax is to record the amounts as interest expenses on the income statement.  There is no interest or penalty amounts recognized in current year’s consolidated statement of loss and deficit. In addition, the Company does not have unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The adoption of FIN 48 did not result in a material impact on the Company’s financial position or results of operations.

(e)  Accounting Pronouncements to be adopted in the future

i)

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS157”). SFAS 157 defines fair value, does not establish a framework for measuring fair value but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.

ii)

SFAS 141(R) and SFAS 160

As of January 1, 2009, the Company will be required to adopt, for US GAAP purposes SFAS 141 (R), Business Combinations and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements.

These statements dramatically change the way companies account for business combination and noncontrolling interests. Compared with their predecessors, SFAS 141 (R) and SFAS 160 will require:

•

Liabilities related to contingent consideration to be remeasured  at fair value in each subsequent reporting period;

•

An acquirer in preacquisition periods to expense all acquisition related costs; and

•

Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

SFAS 141 (R) and SFAS 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008. The adoption of these standards will impact the Company’s US GAAP accounting treatment of business combinations, if any, entered into after January 1, 2009.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)

Certifications.  See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded, based on the material weakness discussed below, that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are ineffective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

(c)

Management’s Annual Report on Internal Control Over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934.  Management conducted an assessment of the effectiveness of its internal control over financial reporting, based upon the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate  because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  As of December 31, 2007, management has identified the following material weaknesses in the Company’s internal control over financial reporting:

The Company’s finance staff does not have sufficient technical accounting knowledge to address complex and non-routine accounting transactions that may arise.  Specifically, there is an inability to identify the existence of accounting issues arising from certain transactions completed by the Company.  As a result, material misstatements were identified in stock-based compensation expense and foreign currency embedded derivatives which were corrected prior to the issuance of the 2007 consolidated financial statements. This control weakness, which is pervasive in nature, results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

As a result of the existence of the material weakness discussed above as of December 31, 2007, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements and issued their report on RS’s internal control over financial reporting. Refer Exhibit 99.6 hereto, which is incorporated by reference into this Annual Report on Form 40F.

(d)

Management’s Current Plans for Remediating the Material Weakness. The Company will enhance its finance staff training and development. Additionally, the Company will increase the use of services of outside consultants who have expertise in complex accounting matters to assist in identifying and resolving complex issues. Management will also implement an improved consultation process with external auditors.

(e)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2007, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

•

The registrant has enhanced controls surrounding month end reporting. One of the major enhancements is detailed management review of its monthly variance analysis comparing actual to budget.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant does not have an audit committee financial expert on its audit committee as the current board has only been in place one year. The Company plans to recruit new board members in the future with the financial expert qualifications one of the recruiting considerations.

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The registrant will provide a copy of the Code of Ethics without charge, upon request, to anyone who requests it.  Copies of the Code of Ethics may be requested by contacting the registrant’s chief executive officer at the registrant’s principal office located at 400, 2421 37th Avenue NE, Calgary, Alberta, Canada, T2E 6Y7 (telephone: (403) 219-8000).

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed the registrant for professional services rendered by KPMG LLP during the fiscal year ended December 31, 2007 and the fiscal year ended December 31, 2006:

(Cdn$)	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees	$476,016	$444,500
Audit Related Fees Tax Fees	$NIL $NIL	$NIL $NIL
All Other Fees	$NIL	$13,589
Total	$476,016	$458,089

Audit Fees.  Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

All Other Fees.  Other fees consist of fees for services in connection with equity financing.

Pre-Approval Policies and Procedures.

All audit and permitted non-audit services to be provided by the registrant’s auditors are and will be pre-approved by the registrant’s Audit Committee.

None of the fees reported above under “Principal Accountant Fees and Services” were approved by the registrant’s Audit Committee pursuant to the de minimis exception provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Off-Balance Sheet Arrangements.

None.

Tabular Disclosure of Contractual Obligations.

The registrant has operating leases related to offices and plant facilities, as described in note 18 to the Consolidated Financial Statements for the fiscal year ended December 31, 2007 included as part of this Annual Report on Form 40-F.  At present, the only determinable future payments are those set forth below in the table.

Caption (in $000’s Cdn)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	5,281	782	1,589	1,113	1,797
Capital Leases	71	71	--	--	--
Long-term payable	384	384	--	--	--
Convertible Debentures(a)	30,874	2,125	28,749	--	--
Total	36,610	3,362	30,338	1,113	1,797

(a)

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2008.

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